Filed pursuant to Rule 424(b)(3)
Registration No. 333-161892

PROSPECTUS

Novelis Inc.

Offer to Exchange
Up to $185,000,000 aggregate principal amount
of our 11 1/2% Senior Notes due 2015
(which we refer to as the “new notes”)
and the guarantees thereof which have been registered
under the Securities Act of 1933, as amended,
for $185,000,000 of our outstanding
11 1/2% Senior Notes due 2015
(which we refer to as the “old notes”
and, together with the new notes, as the “notes”)
and the guarantees thereof

The New Notes:

The terms of the new notes are substantially identical to the old notes, except that some of the transfer restrictions, registration rights and additional interest provisions relating to the old notes will not apply to the new notes.

•	Maturity: The new notes will mature on February 15, 2015.

•	Interest: The new notes will bear interest at the rate of 11.5% per annum. Interest on the new notes will be payable semi-annually in arrears on February 15 and August 15 of each year, commencing February 15, 2010.

•	Guarantees: The new notes will be guaranteed, fully and unconditionally and jointly and severally, on a senior unsecured basis, by all of our existing and future Canadian and U.S. restricted subsidiaries, certain of our existing foreign restricted subsidiaries and our other restricted subsidiaries that guarantee debt in the future under any credit facilities, provided that the borrower of such debt is our company or a Canadian or a U.S. subsidiary.

•	Ranking: The new notes and the guarantees will effectively rank junior to our secured debt and the secured debt of the guarantors (including debt under our existing senior secured credit facilities described herein), to the extent of the value of the assets securing that debt.

•	Optional Redemption: Prior to August 15, 2012, we may redeem all or a portion of the new notes by paying a “make-whole” premium. Commencing August 15, 2012, we may redeem all or a portion of the new notes at specified redemption prices. We also may redeem all of the new notes, at any time, in the event of certain changes in Canadian withholding taxes. In addition, prior to August 15, 2012, we may redeem up to 35% of the new notes from the proceeds of certain equity offerings at a specified redemption price. The redemption prices are set forth under “Description of the Notes — Optional Redemption.”

•	The new notes will not be listed on any securities exchange or automated quotation system.

The Exchange Offer:

•	The exchange offer will expire at 5:00 p.m., New York City time, on January 11, 2010, (which is the 21st business day following the date of this prospectus), unless we extend the exchange offer in our sole and absolute discretion.

•	The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission, or the SEC.

•	Subject to the satisfaction or waiver of specified conditions, we will exchange the new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	Tenders of old notes may be withdrawn at any time before the expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

The exchange offer involves risks. See “Risk Factors” beginning on page 19.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 10, 2009.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

This prospectus incorporates important business and financial information about the Company that is not included or delivered with this prospectus. We will provide without charge, upon written or oral request, to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of all documents referred to below which have been or may be incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents.

In order to obtain timely delivery, you must request the information no later than January 4, 2010, which is five business days before the expiration date of the exchange offer. Any such request should be directed to us at:

Corporate Secretary
Novelis Inc.
3399 Peachtree Road, NE
Suite 1500
Atlanta, Georgia 30326
(404) 814-4200

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are incorporated in Canada under the Canada Business Corporations Act, or the CBCA. Our registered office, as well as a substantial portion of our assets, is located outside the United States. Also, some of our directors, controlling persons and officers and some of the experts named in this prospectus reside in Canada or other jurisdictions outside the United States and all or a substantial portion of their assets are located outside the United States. We have agreed in the indenture relating to the notes to accept service of process in New York City, by an agent designated for such purpose, with respect to any suit, action or proceeding relating to the indenture or the notes that is brought in any federal or state court located in New York City, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of notes to effect service of process in the United States on our directors, controlling persons, officers and the experts named in this prospectus who are not residents of the United States or to enforce against them in the United States judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws. In addition, there is doubt as to the enforceability in Canada against us or against our directors, controlling persons, officers and experts named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon United States federal securities laws.

INDUSTRY AND MARKET DATA

The data included in this prospectus regarding markets and the industry in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, independent industry sources such as Commodity Research Unit International Limited (CRU), an independent business analysis and consultancy group focused on the mining, metals, power, cables, fertilizer and chemical sectors, and our own estimates relying on our management’s knowledge and experience in the markets in which we operate. Our management’s knowledge and experience is based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Although we believe these sources to be reliable and these estimates to be accurate and reasonable as of the date of this prospectus we have not independently verified this information.

TRADEMARKS

We have proprietary rights to a number of trademarks important to our business, including Novelis Fusiontm. All other trademarks or service marks referred to in this prospectus are the property of their respective owners and are not our property.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us and the industry in which we operate and beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek” and “estimate” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict, including those described below. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Information in this prospectus concerning our markets and products generally includes forward-looking statements, which are based on a variety of assumptions regarding the ways in which these markets and product categories will develop. These assumptions have been derived from information currently available to us and to the third party industry analysts quoted in this prospectus. This information includes, but is not

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limited to, product shipments and share of production. Actual market results may differ from those predicted. We do not know what impact any of these differences may have on our business, results of operations, financial condition and cash flow.

Factors that could cause actual results or outcomes to differ from the results expressed or implied by forward-looking statements include, among other things:

•	the level of our indebtedness and our ability to generate cash;

•	changes in the prices and availability of aluminum (or premiums associated with such prices) or other materials and raw materials we use;

•	the effect of metal price ceilings in certain of our sales contracts;

•	the capacity and effectiveness of our metal hedging activities, including our internal used beverage can (“UBC”) and smelter hedges;

•	relationships with, and financial and operating conditions of, our customers, suppliers and other stakeholders;

•	fluctuations in the supply of, and prices for, energy in the areas in which we maintain production facilities;

•	our ability to access financing to fund current operations and for future capital requirements;

•	continuing obligations and other relationships resulting from our spin-off from Alcan, Inc.;

•	changes in the relative values of various currencies and the effectiveness of our currency hedging activities;

•	factors affecting our operations, such as litigation, environmental remediation and clean-up costs, labor relations and negotiations, breakdown of equipment and other events;

•	the impact of restructuring efforts we may undertake in the future;

•	economic, regulatory and political factors within the countries in which we operate or sell our products, including changes in duties or tariffs;

•	competition from other aluminum rolled products producers as well as from substitute materials such as steel, glass, plastic and composite materials;

•	changes in general economic conditions, including further deterioration in the global economy;

•	our ability to maintain effective internal control over financial reporting and disclosure controls and procedures in the future;

•	changes in the fair value of derivative instruments;

•	cyclical demand and pricing within the principal markets for our products as well as seasonality in certain of our customers’ industries;

•	changes in government regulations, particularly those affecting taxes, climate change, environmental, health or safety compliance;

•	changes in interest rates that have the effect of increasing the amounts we pay under our senior secured credit facilities and other financing agreements;

•	the effect of taxes and changes in tax rates; and

•	the other factors discussed under “Risk Factors.”

The above list of factors is not exclusive. Some of these and other factors are discussed in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.”

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PROSPECTUS SUMMARY

This summary highlights selected information in this prospectus and may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the information set forth under the heading “Risk Factors” and the financial statements included elsewhere in this prospectus and the related notes thereto, before making an investment decision.

In this prospectus, unless otherwise specified or the context indicates otherwise, the terms “we,” “our,” “us,” “company,” “Group,” “Novelis” and “Novelis Group” refer to Novelis Inc., a company incorporated in Canada under the CBCA. References herein to “Hindalco” refer to Hindalco Industries Limited. In October 2007, the Rio Tinto Group purchased all the outstanding shares of Alcan, Inc., which was subsequently renamed Rio Tinto Alcan Inc. References herein to “Alcan” refer to Rio Tinto Alcan Inc.

References to “total shipments” refer to shipments to third parties of aluminum rolled products as well as ingot shipments, and references to “aluminum rolled products shipments” or “shipments” do not include ingot shipments. All tonnages are stated in metric tonnes. One metric tonne is equivalent to 2,204.6 pounds. One kilotonne (kt) is 1,000 metric tonnes. One MMBtu is the equivalent of one decatherm, or one million British Thermal Units. The term “aluminum rolled products” is synonymous with the terms “flat rolled products” and “FRP” commonly used by manufacturers and third party analysts in our industry. References to “$,” “dollars,” “United States dollars,” “U.S. dollars” or “U.S. $” refer to the lawful currency of the United States of America.

We were acquired by Hindalco through its indirect wholly-owned subsidiary on May 15, 2007. Due to the impact of push down accounting, our consolidated financial statements separate the company’s presentation into two distinct periods to indicate the application of two different bases of accounting between the periods presented. We refer to the company prior to the Hindalco acquisition (through May 15, 2007) as the “Predecessor,” and we refer to the company after the Hindalco acquisition (beginning on May 16, 2007) as the “Successor.” In addition, in June 2007, we changed our fiscal year-end from December 31 to March 31 and filed a Transition Report on Form 10-Q for the three-month period ended March 31, 2007. Accordingly, in this prospectus, references to our “fiscal years” mean a year ended December 31 for 2004 through 2006, and March 31 for 2009. For comparability purposes, references to the fiscal periods ending in 2007 and 2008 refer to the twelve months ended March 31, 2007 (which are derived from our unaudited condensed consolidated financial statements for the three-month period ended March 31, 2007 and the nine-month period ended December 31, 2006) and the twelve-month period ended March 31, 2008 (which are derived by combining the results of operations for the period ended May 15, 2007 of the Predecessor with the period ended March 31, 2008 of the Successor). The combined results of operations are non-GAAP financial measures, do not include any pro forma assumptions or adjustments and should not be used in isolation or substitution of the Predecessor’s and the Successor’s results. We include a reconciliation of our combined results in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Company

We are the world’s leading aluminum rolled products producer based on shipment volume in fiscal year 2009, with total shipments of approximately 2,943 kt in fiscal year 2009. We are the only company of our size and scope focused solely on aluminum rolled products markets and capable of local supply of technologically sophisticated aluminum products in all of the regions in which we operate. We are also the global leader in the recycling of used aluminum beverage cans. We had net sales of approximately $10.2 billion for the year ended March 31, 2009 and approximately $4.1 billion for the six months ended September 30, 2009.

We produce aluminum sheet and light gauge products for end-use markets, including the beverage and food cans, construction and industrial, foil products and transportation markets. As of September 30, 2009, we had operations in 11 countries on four continents: North America, Europe, Asia, and South America, through 31 operating plants, one research facility and several market-focused innovation centers. In addition to aluminum rolling and recycling, our South American businesses include bauxite mining, alumina refining, primary aluminum smelting and power generation facilities that are integrated with our rolling plants in Brazil.

Due in part to the regional nature of supply and demand of aluminum rolled products and in order to best serve our customers, we manage our activities on the basis of geographical areas and are organized under four operating segments: North America, Europe, Asia and South America. The following charts provide the breakdown by operating segment of our net sales and total shipments for fiscal year 2009:

North America

Through 11 aluminum rolled products facilities, including two fully dedicated recycling facilities, North America manufactures aluminum sheet and light gauge products. Important end-use markets for this segment include beverage cans, containers and packaging, automotive and other transportation applications, building products and other industrial applications. The majority of North America’s efforts are directed towards the beverage can sheet market. Recycling is important in the manufacturing process, and we have five facilities in North America that re-melt post-consumer aluminum and recycled process material.

Europe

Europe produces value-added sheet and foil products through 13 operating plants, including one dedicated recycling facility. Europe serves a broad range of aluminum rolled product end-use markets including: beverage and food can, construction and industrial, foil and technical products, lithographic, automotive and other. Beverage and food represent the largest end-use market in terms of shipment volume by Europe. Europe also has foil packaging facilities at six locations and, in addition to rolled product plants, has distribution centers in Italy and France together with sales offices in several European countries.

Asia

Asia operates three manufacturing facilities and manufactures a broad range of sheet and light gauge products. End-use markets include beverage and food cans, foil, electronics and construction and industrial products. The beverage can market represents the largest end-use market in terms of volume. Recycling is an important part of our Korean operations, with recycling facilities at both the Ulsan and Yeongju facilities.

South America

South America operates two rolling plants, two primary aluminum smelters and hydro-electric power plants, all of which are located in Brazil. South America manufactures various aluminum rolled products, including can stock, automotive and industrial sheet and light gauge for the beverage and food can, construction and industrial and transportation and packaging end-use markets. More than 80% of our shipments for the past two years were in the beverage and food can market. The primary aluminum operations in South America include a mine, refinery and smelters used by our Brazilian aluminum rolled products operations, with any excess production being sold on the market in the form of aluminum billets. South America generates a portion of its own power requirements.

Our Industry

The aluminum rolled products market represents the global supply of and demand for aluminum sheet, plate and foil produced either from sheet ingot or continuously cast roll-stock in rolling mills operated by independent aluminum rolled products producers and integrated aluminum companies alike.

Aluminum rolled products are semi-finished aluminum products that constitute the raw material for the manufacture of finished goods ranging from automotive body panels to household foil. There are two major types of manufacturing processes for aluminum rolled products differing mainly in the process used to achieve the initial stage of processing:

•	hot mills — that require sheet ingot, a rectangular slab of aluminum, as starter material; and

•	continuous casting mills — that can convert molten metal directly into semi-finished sheet.

Both processes require subsequent rolling, which we call cold rolling, and finishing steps such as annealing, coating, leveling or slitting to achieve the desired thicknesses and metal properties. Most customers receive shipments in the form of aluminum coil, a large roll of metal, which can be fed into their fabrication processes.

There are two sources of input material: (1) primary aluminum, such as molten metal, re-melt ingot and sheet ingot; and (2) recycled aluminum, such as recyclable material from fabrication processes, which we refer to as recycled process material, UBCs and other post-consumer aluminum.

Primary aluminum can generally be purchased at prices set on the London Metal Exchange (“LME”), plus a premium that varies by geographic region of delivery, form (ingot or molten metal) and purity.

Recycled aluminum is also an important source of input material. Aluminum is infinitely recyclable and recycling it requires only approximately 5% of the energy needed to produce primary aluminum. As a result, in regions where aluminum is widely used, manufacturers and customers are active in setting up collection processes in which UBCs and other recyclable aluminum are collected for re-melting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

The market for aluminum rolled products tends to be less subject to demand cyclicality than the market for primary aluminum. A significant portion of total aluminum rolled products production is used in consumer staples, which have historically experienced relatively stable demand characteristics. In addition, most aluminum rolled products are priced in two components: (1) a pass-through aluminum price component based on the LME quotation and local market premia, plus (2) a “margin over metal” or conversion charge based on the cost to roll the product. As a result of this pricing formula most of the raw material price risk is absorbed by the customer, reducing the volatility of the producers’ profitability and cash flows. Aluminum rolled products companies also use recycled aluminum for a portion of their raw materials, which provides sourcing flexibility for, and further reduces the volatility of, input material. These factors combine to create an industry that has lower cyclicality than the primary aluminum industry.

There has been a long-term industry trend towards lighter gauge (thinner) rolled products, which we refer to as “downgauging,” where customers request products with similar properties using less metal in order to reduce costs and weight. For example, aluminum rolled products producers and can fabricators have continuously developed thinner walled cans with similar strength as previous generation containers, resulting in a lower cost per unit. As a result of this trend, aluminum tonnage across the spectrum of aluminum rolled products, and particularly for the beverage and food cans end-use market, has declined on a per unit basis, but actual rolling machine hours per unit have increased. Because the industry has historically tracked growth based on aluminum tonnage shipped, we believe the downgauging trend may contribute to an understatement of the actual growth attributable to rolling in some end-use markets.

The aluminum rolled products industry is characterized by economies of scale, significant capital investments required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminum rolled products.

While our customers tend to be increasingly global, many aluminum rolled products tend to be produced and sold on a regional basis. The regional nature of the markets is influenced in part by the fact that not all mills are equipped to produce all types of aluminum rolled products. For instance, only a few mills in North America, Europe and Asia and only one mill in South America produce beverage can body and end stock. In addition, individual aluminum rolling mills generally supply a limited range of products for end-use markets and seek to maximize profits by producing high volumes of the highest margin mix per mill hour given available capacity and equipment capabilities.

Certain multi-purpose, common alloy and plate rolled products are imported into Europe and North America from producers in emerging markets, such as Brazil, South Africa, Russia and China. However, at this time we believe that most of these producers are generally unable to produce flat rolled products that meet the quality requirements, lead times and specifications of customers with more demanding applications. In addition, high freight costs, import duties, inability to take back recycled aluminum, lack of technical service capabilities and long lead-times mean that many developing market exporters are viewed as second-tier suppliers. Therefore, many of our customers in the Americas, Europe and Asia do not look to suppliers in these emerging markets for a significant portion of their requirements.

Aluminum rolled products companies produce and sell a wide range of aluminum rolled products, which can be grouped into four end-use markets based upon similarities in end-use markets: (1) beverage and food cans, (2) construction and industrial, (3) foil products and (4) transportation.

Beverage and Food Cans

Beverage cans are the single largest aluminum rolled products application, accounting for approximately 23% of total worldwide shipments in the calendar year ended December 31, 2008, according to CRU. The beverage can end-use market is technically demanding to supply and pricing is competitive. The recyclability of aluminum cans enables them to be used, collected, melted and returned to the original product form many times, unlike steel, paper or polyethylene terephthalate plastic (“PET plastic”), which deteriorate with every iteration of recycling.

Construction and Industrial

Construction is the largest application within this end-use market. Aluminum rolled products developed for the construction industry are often decorative and non-flammable, offer insulating properties, are durable and corrosion resistant and have a high strength-to-weight ratio. Aluminum siding, gutters and downspouts comprise a significant amount of construction volume. Other applications include doors, windows, awnings, canopies, facades, roofing and ceilings. Industrial applications include electronics and communications equipment, process and electrical machinery and lighting fixtures. Uses of aluminum rolled products in consumer durables include microwaves, coffee makers, flat screen televisions, air conditioners, pleasure boats and cooking utensils.

Foil Products

Aluminum, because of its relatively light weight, recyclability and formability, has a wide variety of uses in packaging. Converter foil is very thin aluminum foil, plain or printed, that is typically laminated to plastic or paper to form an internal seal for a variety of packaging applications, including juice boxes, pharmaceuticals, food pouches, cigarette packaging and lid stock. Household foil includes home and institutional aluminum foil wrap sold as a branded or generic product. Container foil is used to produce semi-rigid containers such as pie plates and take-out food trays.

Transportation

Heat exchangers, such as radiators and air conditioners, are an important application for aluminum rolled products in the truck and automobile categories of the transportation end-use market. Original equipment manufacturers also use aluminum sheet with specially treated surfaces and other specific properties for interior and exterior applications. Alloys are being used in transportation tanks and rigid containers that allow for safer and more economical transportation of hazardous and corrosive materials.

There has been recent growth in certain geographic markets in the use of aluminum rolled products in automotive body panel applications, including hoods, deck lids, fenders and lift gates. We believe the recent growth in automotive body panel applications is due in part to the lighter weight, better fuel economy and improved emissions performance associated with these applications.

Aluminum is also used in the construction of ships’ hulls and superstructures and passenger rail cars because of its strength, light weight, formability and corrosion resistance.

Our Strengths

We believe that the following key strengths enable us to compete effectively in the aluminum rolled products market:

Leading Market Positions

We are the world’s leader in aluminum rolling, producing an estimated 18% of the world’s flat-rolled aluminum products in 2009. Moreover, we are the No. 1 rolled products producer in Europe and South America and the No. 2 producer in both North America and Asia based on shipments. In terms of end-use markets, we believe that we are the largest global producer of aluminum rolled products for the beverage can market with a 40% market share based on shipments, and we are the world’s leader in the recycling of UBCs, recycling around 39 billion UBCs per year. We also believe that we are the world’s leader in aluminum automotive sheet based on shipments.

International Presence and Scale

With 31 manufacturing facilities located in 11 countries on four continents as of September 30, 2009, we have a broad geographical presence that we believe allows us to better serve our increasingly global customer base as well as diversify our sources of cash flow and offset risk across the different regions. Our size allows us to service a wide variety of localized and global customer needs, leverage our selling, administrative, research and development and other general expenses to improve margins, establish new uses for aluminum rolled products and access the end-use markets for these products.

High-end Product Portfolio Mix

Over 50% of our sales are to customers in the beverage can market. We believe the beverage can market is a high value market and more stable than others as it is less vulnerable to economic cycles. In the beverage can market, we go beyond simply supplying metal: Novelis is a technical solution provider. For example, our Global Can Technology Team offers technological expertise and facilities, as well as technical backup and support for our customers’ own innovation activities. We provide technological services and work together with our lithographic, electronic and automotive customers, among others, to develop solutions to meet their requirements through our customer solution centers in North America and Asia as well as other market-focused innovation centers around the world.

Innovation Leader with Proprietary Technologies

We endeavor to be at the forefront of developing next generation technologies in the aluminum rolled products industry and believe that we are the world’s leader in continuous casting technology, as owner of technology relating to the two main continuous casting processes. We have state-of-the-art research facilities around the world with more than 200 employees dedicated to research and development and customer technical support. Our technological leadership has led to the design of products to address various end-use requirements in all regions of the world. An important innovation is our Novelis Fusiontm technology. Launched in 2006, Novelis Fusiontm is a breakthrough process that simultaneously casts multiple alloy layers into a single aluminum rolling ingot. Novelis is the first company to achieve commercial production of such multi-alloy ingots. The resulting product allows alloy combinations never before possible. For example, a customer can now have aluminum sheet with both excellent formability and high strength, which provides better shaping performance and the potential to downgauge.

Long Term Relationships with Market Leaders

We maintain strong, long-standing supply relationships with many of our customers, which include leading global players in our key end markets. Our major customers include: Agfa-Gevaert N.V., Alcan’s packaging business group, Anheuser-Busch Companies, Inc., Ball Corporation, various bottlers of the Coca-Cola system, Crown Cork & Seal Company, Inc., BMW, Audi AG, Daimler AG, Kodak Polychrome Graphics GmbH, Ford Motor Company, Lotte Aluminum, Pactiv Corporation, Rexam Plc and Xiamen Xiashun Aluminum Foil Co., Ltd. In fiscal 2009, approximately 45% of our net sales were to our ten largest customers, most of whom we have been supplying for more than 20 years. We endeavor to gain strong customer loyalty by anticipating and meeting the specific technical standards demanded by our customers with a high level of quality, technical support and customer service.

Our Business Strategy

Our primary objective is to deliver stockholder and customer value by being the most innovative and profitable aluminum rolled products company in the world. We intend to achieve this objective through the following areas of focus:

Focus on core operations and optimize our costs

We strive to be one of the lowest-cost producers of aluminum rolled products by pursuing a standardized focus on our core operations and through the implementation of cost-reduction and restructuring initiatives. To achieve this objective, we have standardized our manufacturing processes and the associated upstream and downstream production elements and established risk management processes in order to apply best practices in our core operations across all of our regions. In addition, we have implemented numerous restructuring initiatives over the last year, including the shutdown of facilities, staff rationalization and other activities which we believe will lead to annualized cost savings of approximately $140 million beginning in fiscal year 2011.

Integrate support functions globally in order to further drive improvements in our operations

Given our global operating footprint and customer base, we plan to globally align our support functions, such as finance, human resources, legal, information technology and supply chain management. We believe that managing these support functions centrally can accelerate executive decision-making processes, which will allow us to adapt our manufacturing processes and products more quickly and efficiently to respond to changing market conditions. We think that achieving a seamless alignment of goals, methods and metrics across the organization will improve communication and the implementation of strategic initiatives. Over time, we feel that these improvements will result in enhanced operating margins and performance.

Expand market leadership position through enhanced global and regional capabilities

We benefit from a global manufacturing footprint, including 31 manufacturing facilities in 11 countries on four continents as of September 30, 2009, which enables us to service customers worldwide and provide a strong “asset-based” competitive advantage. We are the only company capable of producing technologically sophisticated, high-end products in all four major market regions of the world. This competitive advantage is evident in our position as the number one global producer of beverage can sheet products based on shipments. We are able to service large can sheet customers on a worldwide basis, yet, through our regional operations we also have the capability to adapt and cater to the regional preferences and needs of our customers. For example, we recently upgraded our Yeongju plant in Korea with technology and processes developed at our other plants around the world, which has allowed us to capture market share in the can end-use market in Asia. Additionally, we have been able to qualify Novelis plants in one region to provide alternative supply options and support to customers in a different region.

Focus on optimizing premium products to drive enhanced profitability

We plan to continue improving our product mix and margins by leveraging our world-class assets and technical capabilities. As a result of the development of Novelis Fusiontm, we have demonstrated the required manufacturing know-how and research and development capabilities to design, develop and commercialize breakthrough technologies. Products like Novelis Fusiontm allow us to defend and enhance our strategic positioning in our core end-user segments. Additionally, our management approach helps us systematically identify opportunities to improve the profitability of our operations through product portfolio analysis. This ensures that we focus on growing in attractive market segments, while also taking actions to exit unattractive ones. For example, in the past three years, we have grown our can stock shipments in all regions by an average 20%, making it an even larger portion of our product mix, while reducing or exiting other less attractive market segments. Through our continued focus on operating execution, we believe we can cost-effectively deploy proprietary technologies that will contribute to growth and higher profitability.

Pursue organic growth in select emerging markets

Our international presence positions us well to capture additional growth opportunities in targeted aluminum rolled products in emerging regions, specifically South America and Asia. We believe South America and Asia have high growth potential in areas such as beverage cans, industrial products, construction and electronics. For example, our can stock shipments have grown by 43% in South America and by 63% in Asia from 2005 to 2008. While our manufacturing and operating presence positions us well to capture this growth, we would expect to make some incremental capital expenditures or selective acquisitions to expand our capabilities in these areas.

Our Corporate Structure

The following chart shows the borrowers and guarantors of our senior secured credit facilities, the issuer and guarantors of our outstanding 7.25% senior notes due 2015 and the notes, and our other material debt. The outstanding debt amounts are as of September 30, 2009. Our outstanding debt is further described under “Description of Other Indebtedness.”

Spin-off from Alcan

Novelis Inc. was formed in Canada on September 21, 2004. On May 18, 2004, Alcan announced its intention to transfer its rolled products businesses into a separate company and to pursue a spin-off of that company to its shareholders. The spin-off occurred on January 6, 2005, following approval by Alcan’s board of directors and shareholders and legal and regulatory approvals. Alcan shareholders received one Novelis common share for every five Alcan common shares held.

Acquisition by Hindalco

On May 15, 2007, Novelis was acquired by Hindalco through an indirect wholly-owned subsidiary pursuant to a plan of arrangement (the “Arrangement”) at a price of $44.93 per share. The aggregate purchase price for all of Novelis’ common shares was $3.4 billion, and $2.8 billion of Novelis’ debt was also assumed, for a total transaction value of $6.2 billion. Subsequent to completion of the Arrangement on May 15, 2007, all of our common shares were indirectly held by Hindalco.

Corporate Information

Our registered office is located at 191 Evans Avenue, Toronto, Ontario, M8Z 1J5. Our principal executive offices are located at 3399 Peachtree Road NE, Suite 1500, Atlanta, Georgia 30326, and our telephone number is (404) 814-4200. The URL of our website is http://www.novelis.com. Information on our website does not constitute part of this prospectus, and you should rely only on the information contained in this prospectus when making a decision as to whether to invest in the new notes described in this prospectus.

Hindalco

Hindalco is one of Asia’s largest integrated producers of aluminum and a leading producer of copper. Hindalco’s stock is publicly traded on the Bombay Stock Exchange, the National Stock Exchange of India Limited and the Luxembourg Stock Exchange. Hindalco is an Indian corporation and headquartered in Mumbai, India. Hindalco is the flagship company of the Aditya Birla Group, a $28 billion multinational conglomerate with operations in 25 countries.

The Exchange Offer

The following summary contains basic information about the exchange offer. For a more detailed description of the terms and conditions of the exchange offer, please refer to the section “The Exchange Offer”

The Exchange Offer	We are offering to exchange $1,000 principal amount of the new notes, which have been registered under the Securities Act, for each $1,000 principal amount of the old notes, which have not been registered under the Securities Act. We issued the old notes on August 11, 2009.

In order to exchange your old notes, you must promptly tender them before the expiration date (as described herein). All old notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the new notes on or promptly after the expiration date.

You may tender your old notes for exchange in whole or in part in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Registration Rights Agreement	We sold the old notes on August 11, 2009 to Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and RBS Securities Inc., the initial purchasers. Simultaneously with that sale, we signed a registration rights agreement with the initial purchasers relating to the old notes that requires us to conduct this exchange offer.

You have the right under the registration rights agreement to exchange your old notes for new notes. The exchange offer is intended to satisfy such right. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

For a description of the procedures for tendering old notes, see the section “The Exchange Offer — Exchange Offer Procedures.”

Consequences of Failure to Exchange	If you do not exchange your old notes for new notes in the exchange offer, you will still have the restrictions on transfer provided in the old notes and in the indenture that governs both the old notes and the new notes. In general, the old notes may not be offered or sold unless registered or exempt from registration under the Securities Act, or in a transaction not subject to the Securities Act and applicable state securities laws. Upon completion of the exchange offer, we will have no further obligations to register, and we do not currently plan to register, the old notes under the Securities Act. See the section “Risk Factors — If you do not exchange your old notes for new notes, your ability to sell your old notes will be restricted.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on January 11, 2010, unless we extend the exchange offer in our sole and absolute discretion. In that case, the expiration date will be the latest date and time to which we extend the exchange offer. See the section “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including, if in our reasonable judgement:

• the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

• any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

We may choose to waive some of these conditions. For more information, see “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you hold old notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC. See the section “The Exchange Offer — Exchange Offer Procedures.” If you are not a DTC participant, you may tender your old notes by book-entry transfer by contacting your broker, dealer or other nominee or by opening an account with a DTC participant, as the case may be.

By accepting the exchange offer, you will represent to us that, among other things:

• any new notes that you receive will be acquired in the ordinary course of your business;

• you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the new notes;

• you are not our “affiliate” as defined in Rule 405 under the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act;

• if you are not a broker-dealer, that you are not engaged in, and do not intend to engage in, the distribution of the new notes; and

• if you are a broker-dealer that will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the new notes.

Withdrawal Rights	You may withdraw the tender of your old notes at any time before the expiration date. To do this, you should deliver a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described in the section “The Exchange Offer — Withdrawal Rights.”

Exchange Agent	The exchange agent for the exchange offer is The Bank of New York Mellon Trust Company, N.A. The address, telephone number and facsimile number of the exchange agent are provided in the section “The Exchange Offer — Exchange Agent,” as well as in the letter of transmittal.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the new notes. See the section “Use of Proceeds.”

Principal Canadian and U.S. Federal Income Tax Consequences	Your participation in the exchange offer generally will not be a taxable event for Canadian or U.S. federal income tax purposes. Accordingly, you will not recognize any taxable gain or loss or any interest income as a result of the exchange. See the section “Principal Canadian and U.S. Federal Income Tax Consequences of the Exchange Offer.”

Summary Description of the New Notes

The summary below describes the principal terms of the new notes. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the old notes are not applicable to the new notes. The new notes will evidence the same debt as the old notes and will be governed by the same indenture. Please read the section entitled “Description of the Notes” in this prospectus, which contains a more detailed description of the terms and conditions of the new notes.

Issuer	Novelis Inc., a Canadian corporation.

Securities Offered	$185,000,000 aggregate principal amount of 11 1/2% senior notes due 2015.

Maturity Date	The new notes will mature on February 15, 2015.

Interest	The new notes will bear interest at the rate of 11.5% per annum. Interest on the new notes will be payable semi-annually in arrears on February 15 and August 15 of each year, commencing February 15, 2010.

Guarantees	The new notes will be guaranteed, fully and unconditionally and jointly and severally, on a senior unsecured basis, by all of our existing and future Canadian and U.S. restricted subsidiaries, certain of our existing foreign restricted subsidiaries and our other restricted subsidiaries that guarantee debt in the future under any credit facilities, provided that the borrower of such debt is our company or a Canadian or a U.S. subsidiary. Generally each of our wholly-owned subsidiaries is a restricted subsidiary unless designated as an unrestricted subsidiary by the Board of Directors upon satisfying certain qualifications such as not owning any stock or debt of our company or a restricted subsidiary and having minimal assets. See “Description of Notes — Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries.” For the year ended March 31, 2009 and the six months ended September 30, 2009, our subsidiaries that will not be guarantors of the new notes had net sales of $2.6 billion and $1.2 billion, respectively, and, as of September 30, 2009, those subsidiaries had assets of $1.4 billion and debt and other liabilities of $1.0 billion (including inter-company balances).

Ranking	The new notes will be:

• our senior unsecured obligations;

• effectively junior in right of payment to all of our existing and future secured debt to the extent of the value of the assets securing that debt;

• effectively junior in right of payment to all debt and other liabilities (including trade payables) of any of our subsidiaries that do not guarantee the new notes; and

• senior in right of payment to all of our future subordinated debt.

The guarantees of each guarantor will be:

• senior unsecured obligations of that guarantor;

• effectively junior in right of payment to all existing and future secured debt of that guarantor to the extent of the value of the assets securing that debt, including the debt or guarantee of debt of that guarantor under the senior secured credit facilities, which debt or guarantee will be secured by the assets of that guarantor; and

• senior in right of payment to all of that guarantor’s future subordinated debt.

As of September 30, 2009, we and the guarantors had $1.3 billion of secured debt. The indenture governing the new notes permits us, subject to specified limitations, to incur additional debt, which may be senior debt.

Optional Redemption	Prior to August 15, 2012, we may, from time to time, redeem all or any portion of the new notes by paying a special “make-whole” premium specified in this prospectus under “Description of the Notes — Optional Redemption.”

Commencing August 15, 2012, we may, from time to time, redeem all or any portion of the new notes at the redemption prices specified in this prospectus under “Description of the Notes — Optional Redemption.”

In addition, at any time and from time to time prior to August 15, 2012, we may also redeem up to 35% of the original aggregate principal amount of the new notes in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 111.500% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 65% of the original aggregate principal amount of the new notes issued remains outstanding after the redemption.

Additional Amounts and Tax Redemption	Any payments made by us with respect to the new notes will be made without withholding or deduction, unless required by law. If we are required by law to withhold or deduct for taxes with respect to a payment to the holders of new notes, we will, subject to certain exceptions, pay the additional amount necessary so that the net amount received by the holders of new notes (other than certain excluded holders) after the withholding is not less than the amount they would have received in the absence of the withholding.

If we are required to pay additional amounts as a result of changes in laws applicable to tax-related withholdings or deductions in respect of payments on the new notes but not the guarantees, we will have the option to redeem the new notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the new notes, plus any accrued and unpaid interest to the date of redemption and any additional amounts that may be then payable.

Certain Covenants	We will issue the new notes under an indenture among us, the guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee. The indenture governing the new notes contains covenants that limit our ability and the ability of our restricted subsidiaries to:

• incur additional debt and provide additional guarantees;

• pay dividends beyond certain amounts and make other restricted payments;

• create or permit certain liens;

• make certain asset sales;

• use the proceeds from the sales of assets and subsidiary stock;

• create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

• engage in certain transactions with affiliates;

• enter into sale and leaseback transactions;

• designate subsidiaries as unrestricted subsidiaries; and

• consolidate, merge or transfer all or substantially all of our assets and the assets of our restricted subsidiaries.

During any future period in which either Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc. (“Standard & Poor’s”), or Moody’s Investors Service, Inc. (“Moody’s”) have assigned an investment grade credit rating to the new notes and no default or event of default under the indenture has occurred and is continuing, most of the covenants, including our obligation to repurchase new notes following certain asset sales, will be suspended. If either of these ratings agencies then withdraws its ratings or downgrades the ratings assigned to the new notes below the required investment grade rating, or a default or event of default occurs and is continuing, the suspended covenants will again be in effect. If at any time both ratings agencies have assigned an investment grade rating to the new notes, those covenants, including our obligation to repurchase new notes following certain asset sales, will terminate and no longer be applicable regardless of any subsequent changes in the rating of those new notes. See “Description of the Notes — Certain Covenants — Covenant Termination and Suspension.”

These covenants are subject to a number of important limitations and exceptions. See “Description of the Notes — Certain Covenants.”

Change of Control Offer	Following a change of control, we will be required to offer to purchase all of the new notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes — Change of Control Offer.”

Transfer Restrictions	The notes are not being offered for sale or exchange and may not be offered for sale or exchange directly or indirectly in Canada except in accordance with applicable securities laws of the provinces and territories of Canada. We are not required, and do not intend, to qualify by prospectus in Canada the notes, and accordingly, the notes will be subject to restriction on resale in Canada.

Risk Factors	Investing in the new notes involves substantial risks. See “Risk Factors” for a description of some of the risks you should consider before investing in the new notes.

Material Income Tax Considerations	You should carefully read the information under the heading “Principal Canadian and U.S. Federal Income Tax Consequences of the Exchange Offer.”

Original Issue Discount	The old notes were issued at a discount from their stated principal amount for U.S. federal income tax purposes. Consequently, original issue discount will be included in the gross income of a U.S. holder of notes for U.S. federal income tax purposes in advance of the receipt of corresponding cash payments on the notes. See “Principal Canadian and U.S. Federal Income Tax Consequences of the Exchange Offer — Certain U.S. Federal Income Tax Consequences of the Exchange Offer.”

Summary Financial Data

We were acquired by Hindalco through its indirect wholly-owned subsidiary on May 15, 2007. We refer to the company prior to the Hindalco acquisition (through May 15, 2007) as the “Predecessor,” and we refer to the company after the Hindalco acquisition (beginning on May 16, 2007) as the “Successor.” On June 26, 2007, our board of directors approved the change of our fiscal year end to March 31 from December 31.

The summary consolidated financial data of the Successor presented below as of and for the six months ended September 30, 2009 and September 30, 2008 has been derived from the unaudited financial statements of Novelis Inc. included elsewhere in this prospectus. The summary consolidated financial data of the Successor presented below as of and for the year ended March 31, 2009, as of March 31, 2008 and for the period May 16, 2007, through March 31, 2008, has been derived from the financial statements of Novelis Inc. included elsewhere in this prospectus. The summary consolidated financial data of the Predecessor presented below for the period April 1, 2007 through May 15, 2007, for the three months ended March 31, 2007, and for the year ended December 31, 2006 has been derived from the financial statements of Novelis Inc. included elsewhere in this prospectus. The summary financial data of the Predecessor presented below as of March 31, 2007, and December 31, 2006, has been derived from the audited consolidated balance sheets of Novelis Inc. for such periods, which are not included in this prospectus. The results for the six months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the entire year.

The summary consolidated financial data should be read in conjunction with our financial statements included elsewhere in this prospectus and the related notes thereto.

		Three	April 1,	May 16,		Six	Six
		Months	2007	2007		Months	Months
	Year Ended	Ended	through	through	Year Ended	Ended	Ended
	December 31,	March 31,	May 15,	March 31,	March 31,	September 30,	September 30,
	2006	2007	2007(1)	2008(1)	2009	2008	2009
	Predecessor	Predecessor	Predecessor	Successor	Successor	Successor	Successor
(In million, except per share share amounts)
Statement of Operations:
Net sales	$9,849	$2,630	$1,281	$9,965	$10,177	$6,062	$4,141

Cost of goods sold (exclusive of depreciation and amortization shown below)	9,317	2,447	1,205	9,042	9,251	5,622	3,261
Selling, general and administrative expenses	410	99	95	319	319	173	161
Depreciation and amortization	233	58	28	375	439	223	192
Research and development expenses	40	8	6	46	41	22	17
Interest expense and amortization of debt issuance costs	221	54	27	191	182	91	87
Interest income	(15)	(4)	(1)	(18)	(14)	(10)	(6)
(Gain) loss on change in fair value of derivative instruments, net	(63)	(30)	(20)	(22)	556	120	(152)
Impairment of goodwill	—	—	—	—	1,340	—	—
Gain on extinguishment of debt	—	—	—	—	(122)	—	—
Restructuring charges, net	19	9	1	6	95	(1)	6
Equity in net (income) loss of non-consolidated affiliates	(16)	(3)	(1)	(25)	172	—	20
Other (income) expenses, net	(19)	47	35	(6)	86	33	(19)

	10,127	2,685	1,375	9,908	12,345	6,273	3,567

		Three	April 1,	May 16,		Six	Six
		Months	2007	2007		Months	Months
	Year Ended	Ended	through	through	Year Ended	Ended	Ended
	December 31,	March 31,	May 15,	March 31,	March 31,	September 30,	September 30,
	2006	2007	2007(1)	2008(1)	2009	2008	2009
	Predecessor	Predecessor	Predecessor	Successor	Successor	Successor	Successor
(In million, except per share share amounts)
Income (loss) before income taxes	(278)	(55)	(94)	57	(2,168)	(211)	574
Income tax provision (benefit)	(4)	7	4	73	(246)	(133)	199

Net income (loss)	(274)	(62)	(98)	(16)	(1,922)	(78)	375
Net income (loss) attributable to noncontrolling interests	1	2	(1)	4	(12)	2	37

Net income (loss) attributable to our common shareholder	$(275)	$(64)	$(97)	$(20)	$(1,910)	$(80)	$338

Comprehensive income (loss)	$(127)	$(48)	$(64)	$24	$(2,157)	$(161)	$515

Dividends per common share	$0.20	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

		Three	April 1,	May 16,		Six	Six
		Months	2007	2007		Months	Months
	Year Ended	Ended	through	through	Year Ended	Ended	Ended
	December 31,	March 31,	May 15,	March 31,	March 31,	September 30,	September 30,
	2006	2007	2007(1)	2008(1)	2009	2008	2009
	Predecessor	Predecessor	Predecessor	Successor	Successor	Successor	Successor
(In millions)
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$16	$(87)	$(230)	$405	$(236)	$(390)	$464
Net cash provided by (used in) investing activities	193	2	2	(98)	(111)	52	(442)
Net cash provided by (used in) financing activities	(243)	140	201	(96)	286	251	(39)

		Three	April 1,	May 16,			Six	Six
		Months	2007	2007			Months	Months
	Year Ended	Ended	through	through		Year Ended	Ended	Ended
	December 31,	March 31,	May 15,	March 31,		March 31,	September 30,	September 30,
	2006	2007	2007(1)	2008(1)		2009	2008	2009
	Predecessor	Predecessor	Predecessor	Successor		Successor	Successor	Successor
(In millions)

Other Financial and Operating Data:
Ratio of earnings to fixed charges(2)	—	—	—	1.2	x	—	—	7.5	x
Balance Sheet Data (at period end):
Total assets	$5,792	$5,970		$10,737		$7,567	$10,324	$7,754
Long-term debt (including current portion)	2,302	2,300		2,575		2,559	2,558	2,645
Short-term borrowings	133	245		115		264	351	177
Cash and cash equivalents	73	128		326		248	219	246
Shareholders’ equity	195	175		3,523		1,419	3,507	2,011

(1)	The acquisition of Novelis by Hindalco on May 15, 2007 was recorded in accordance with Staff Accounting Bulletin No. 103, Push Down Basis of Accounting Required in Certain Limited Circumstances (“SAB 103”). In our consolidated balance sheets, the consideration and related costs paid by Hindalco in connection with the acquisition have been “pushed down” to us and have been allocated to the assets acquired and liabilities assumed in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 141, Business Combinations (“FASB 141”). Due to the impact of push down accounting, our financial statements and certain note presentations for the year ended March 31, 2008 included elsewhere in this prospectus are presented in two distinct periods to indicate the application of two different bases of accounting between the periods presented: (1) the period up to, and including, the acquisition date (April 1, 2007 through May 15, 2007, labeled “Predecessor”) and (2) the period after that date (May 16, 2007 through March 31, 2008, labeled “Successor”). The financial statements included elsewhere in this prospectus include a black line division which indicates that the Predecessor and Successor reporting entities shown are not comparable.

The consideration paid by Hindalco to acquire Novelis has been pushed down to us and allocated to the assets acquired and liabilities assumed based on our estimates of fair value, using methodologies and assumptions that we believe are reasonable. This allocation of fair value results in additional charges or income to our post-acquisition consolidated statements of operations.

(2)	Earnings consist of income from continuing operations before the cumulative effect of accounting changes, before fixed charges (excluding capitalized interest) and income taxes, and eliminating undistributed income of persons owned less than 50% by us. Fixed charges consist of interest expenses and amortization of debt discount and expense and premium and that portion of rental payments which is considered as being representative of the interest factor implicit in our operating leases. The ratios shown above are based on our consolidated and combined financial information, which was prepared in accordance with GAAP.

Due to losses incurred in each of the periods presented below, the ratio coverage was less than 1:1. The table below presents the amount of additional earnings required to bring the fixed charge ratio to 1:1 for each respective period.

		Three	April 1,		Six
		Months	2007		Months
	Year Ended	Ended	through	Year Ended	Ended
	December 31,	March 31,	May 15,	March 31,	September 30,
	2006	2007	2007	2009	2008
	Predecessor	Predecessor	Predecessor	Successor	Successor
(In millions)
Additional earnings required to bring fixed charge ratio to 1:1	$280	$57	$93	$1,996	$211

RISK FACTORS

An investment in the new notes involves a high degree of risk. In addition to the other information contained in this prospectus, prospective investors should carefully consider the following risks before investing in the new notes. If any of the following risks actually occur, our business, financial condition, operating results and cash flow could be materially adversely affected, which, in turn, could adversely affect our ability to pay interest and principal on the new notes. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward-Looking Statements and Market Data.”

Risks Related to our Business and the Market Environment

Economic conditions could continue to materially adversely affect our financial condition, results of operations and liquidity.

Our financial condition and results of operations depend significantly on worldwide economic conditions. These economic conditions have recently deteriorated significantly in many countries and regions in which we do business and may remain depressed for the foreseeable future. Uncertainty about current global economic conditions poses a risk as our customers may postpone purchases in response to tighter credit and negative financial news, which could adversely impact demand for our products. These and other economic factors have, and may continue to have, a significant impact on our financial condition and results of operations.

The current financial turmoil affecting the banking system and financial markets and the possibility that additional financial institutions may consolidate or go out of business has resulted in a tightening in the credit markets, a low level of liquidity in many financial markets and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including the insolvency of key suppliers or their inability to obtain credit to finance development and/or manufacture products resulting in product delays and the inability of customers to purchase our products or pay for products they have already received. If conditions become more severe or continue longer than we anticipate, or if we are unable to adequately respond to unforeseeable changes in demand resulting from economic conditions, our financial condition and results of operations may be materially adversely affected.

The deterioration of global economic conditions combined with rapidly declining aluminum prices from a peak of $3,292 per tonne in July 2008 to $1,850 per tonne on September 30, 2009 have placed pressure on our short-term liquidity. In the near term, our forecast indicates our liquidity position will be tight, but adequate as we settle outstanding derivative positions. However, our liquidity needs could increase due to the unpredictability of current market conditions and their potential effect on customer credit, future derivative settlements, future sales volume, our credit, or other matters. As a result, management has undertaken a number of activities to generate cash in the near term as well as implement changes in our cost structure that will benefit our liquidity in the long-term.

In addition, we use various derivative instruments to manage the risks arising from fluctuations in exchange rates, interest rates, aluminum prices and energy prices. The current financial turmoil affecting the banking system and financial markets could affect whether the counterparties to our derivative instruments are able to honor their agreements. We may be exposed to losses in the future if the counterparties to our derivative instruments fail to honor their agreements. Our maximum potential loss may exceed the amount recognized in our consolidated balance sheet as of September 30, 2009.

Certain of our customers are significant to our revenues, and we could be adversely affected by changes in the business or financial condition of these significant customers or by the loss of their business.

Our ten largest customers accounted for approximately 50%, 45%, 45%, 47%, 43% and 43% of our total net sales for the six months ended September 30, 2009; the year ended March 31, 2009; the period from May 16, 2007, through March 31, 2008; the period from April 1, 2007, to May 15, 2007; the three months ended March 31, 2007; and the year ended December 31, 2006, respectively, with Rexam Plc, a leading global beverage can maker, and its affiliates representing approximately 20%, 17%, 15%, 14%, 16% and 14% of our total net sales in the respective periods. A significant downturn in the business or financial condition of our significant customers could materially adversely affect our results of operations and cash flows. In addition, if our existing relationships with significant customers materially deteriorate or are terminated in the future, and we are not successful in replacing business lost from such customers, our results of operations and cash flows could be adversely affected. Some of the longer term contracts under which we supply our customers, including under umbrella agreements such as those described under “Business — Our Customers,” are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive supply conditions. Our failure to successfully renew, renegotiate or re-price such agreements could result in a reduction or loss in customer purchase volume or revenue, and if we are not successful in replacing business lost from such customers, our results of operations and cash flows could be adversely affected. The markets in which we operate are competitive and customers may seek to consolidate supplier relationships or change suppliers to obtain cost savings and other benefits.

Our profitability and cash flows could be adversely affected by our inability to pass through metal price increases due to metal price ceilings in certain of our sales contracts.

Prices for metal are volatile, have been impacted by recent structural changes in the market, and may increase from time to time. Nearly all of our products have a price structure with two components: (i) a pass-through aluminum price based on the LME plus local market premiums and (ii) a “conversion premium” price based on the conversion cost to produce the rolled product and the competitive market conditions for that product. Sales contracts representing 257 kt and 300 kt of our fiscal 2009 and 2008 shipments, respectively, contained a ceiling over which metal prices could not be contractually passed through to certain customers, unless adjusted. This negatively impacted our margins and operating cash flows when the price we paid for metal was above the ceiling price contained in these contracts. We calculate and report this difference to be approximately the difference between the quoted purchase price on the LME (adjusted for any local premiums and for any price lag associated with purchasing or processing time) and the metal price ceiling in our contracts. Cash flows from operations are negatively impacted by the same amounts, adjusted for any timing difference between customer receipts and vendor payments, and offset partially by reduced income taxes.

During the years ended March 31, 2009, March 31, 2008 and March 31, 2007, we were unable to pass through approximately $176 million, $230 million and $460 million, respectively, of metal purchase costs associated with sales under these contracts. For the six months ended September 30, 2009, we were unable to pass through $4 million of metal purchase costs associated with sales under these contracts. Based upon current LME prices and based on a September 30, 2009 aluminum price of $1,850 per tonne, we estimate that we will be unable to pass through additional aluminum purchase costs of approximately $4 million through December 31, 2009 when these contracts expire. However, if metal prices increase above the metal price ceiling, our margins and operating cash flows will be negatively impacted.

Our efforts to mitigate the risk of rising metal prices may not be effective.

We employ the following strategies to manage and mitigate the risk associated with metal price ceilings and rising prices that we cannot pass through to certain customers:

•	We maximize the amount of our internally supplied metal inputs from our smelting, refining and mining operations in Brazil and rely on output from our recycling operations which utilize UBCs. Both of these sources of aluminum supply have historically provided an offsetting benefit to the metal price ceiling contracts as these sources are typically less expensive than purchasing aluminum from third party suppliers. We refer to these two sources as “internal hedges.” To the extent that this benefit is not as significant (or does not exist at all) in the future, our internal hedges may not provide an effective offset to the metal price ceiling contracts.

•	We generally enter into derivative instruments to hedge projected aluminum volume requirements above our assumed internal hedge position mitigating our exposure to further increases in LME. As a result of these instruments, we will continue to incur cash losses related to these contracts even if LME remains below the ceiling price. As of September 30, 2009 the fair value of the liability associated with these derivative instruments was $197 million. In addition, to the extent that our exposures are not fully hedged due to the cost associated with derivative instruments, we will be exposed to gains and losses when changes occur in the market price of aluminum. Alternatively, we may continue to purchase derivative instruments at higher prices than historic levels.

Our results and cash flows can be negatively impacted by timing differences between the prices we pay under purchase contracts and metal prices we charge our customers.

In some of our contracts there is a timing difference between the metal prices we pay under our purchase contracts and the metal prices we charge our customers. As a result, changes in metal prices impact our results, since during such periods we bear the additional cost or benefit of metal price changes, which could have a material effect on our profitability and cash flows.

Our operations consume energy and our profitability and cash flows may decline if energy costs were to rise, or if our energy supplies were interrupted.

We consume substantial amounts of energy in our rolling operations, cast house operations and Brazilian smelting operations. The factors that affect our energy costs and supply reliability tend to be specific to each of our facilities. A number of factors could materially adversely affect our energy position including:

•	increases in costs of natural gas;

•	significant increases in costs of supplied electricity or fuel oil related to transportation;

•	interruptions in energy supply due to equipment failure or other causes;

•	the inability to extend energy supply contracts upon expiration on economical terms; and

•	the inability to pass through energy costs in certain sales contracts.

If energy costs were to rise, or if energy supplies or supply arrangements were disrupted, our profitability and cash flows could decline.

We may not have sufficient cash to repay indebtedness and we may be limited in our ability to access financing for future capital requirements, which may prevent us from increasing our manufacturing capability, improving our technology or addressing any gaps in our product offerings.

Although historically our cash flow from operations has been sufficient to repay indebtedness, satisfy working capital requirements and fund capital expenditure and research and development requirements, in the future we may need to incur additional debt or issue equity in order to fund these requirements as well as to make acquisitions and other investments. To the extent we are unable to raise new capital, we may be unable to increase our manufacturing capability, improve our technology or address any gaps in our product offerings. If we raise funds through the issuance of debt, the terms of the debt securities may impose restrictions on our operations that have an adverse impact on our financial condition.

A deterioration of our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs and our business relationships could be adversely affected.

A deterioration of our financial position or a downgrade of our ratings for any reason could increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. From time to time, we enter into various forms of hedging activities against currency or metal price fluctuations and trade metal contracts on the LME. Financial strength and credit ratings are important to the availability and pricing of these hedging and trading activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in these activities in the future.

Adverse changes in currency exchange rates could negatively affect our financial results or cash flows and the competitiveness of our aluminum rolled products relative to other materials.

Our businesses and operations are exposed to the effects of changes in the exchange rates of the U.S. dollar, the euro, the British pound, the Brazilian real, the Canadian dollar, the Korean won and other currencies. We have implemented a hedging policy that attempts to manage currency exchange rate risks to an acceptable level based on management’s judgment of the appropriate trade-off between risk, opportunity and cost; however, this hedging policy may not successfully or completely eliminate the effects of currency exchange rate fluctuations which could have a material adverse effect on our financial results and cash flows.

We prepare our consolidated financial statements in U.S. dollars, but a portion of our earnings and expenditures are denominated in other currencies, primarily the euro, the Korean won and the Brazilian real. Changes in exchange rates will result in increases or decreases in our reported costs and earnings and may also affect the book value of our assets located outside the U.S.

Most of our facilities are staffed by a unionized workforce, and union disputes and other employee relations issues could materially adversely affect our financial results.

Approximately 70% of our employees are represented by labor unions under a large number of collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our collective bargaining agreements when they expire. In addition, existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future, and any such work stoppage could have a material adverse effect on our financial results and cash flows.

Our operations have been and will continue to be exposed to various business and other risks, changes in conditions and events beyond our control in countries where we have operations or sell products.

We are, and will continue to be, subject to financial, political, economic and business risks in connection with our global operations. We have made investments and carry on production activities in various emerging markets, including Brazil, Korea and Malaysia, and we market our products in these countries, as well as China and certain other countries in Asia, the Middle East and emerging markets in South America. While we anticipate higher growth or attractive production opportunities from these emerging markets, they also present a higher degree of risk than more developed markets. In addition to the business risks inherent in developing and servicing new markets, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labor problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as controls on imports, exports and prices, tariffs, new forms of taxation, or changes in fiscal regimes and increased government regulation in the countries in which we operate or service customers. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results and cash flows.

We could be adversely affected by disruptions of our operations.

Breakdown of equipment or other events, including catastrophic events such as war or natural disasters, leading to production interruptions in our plants could have a material adverse effect on our financial results and cash flows. Further, because many of our customers are, to varying degrees, dependent on planned deliveries from our plants, those customers that have to reschedule their own production due to our missed deliveries could pursue claims against us. We may incur costs to correct any of these problems, in addition to facing claims from customers. Further, our reputation among actual and potential customers may be harmed, resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies would not cover all of our losses.

Our goodwill and other intangible assets could become further impaired, which may require us to take significant non-cash charges against earnings.

We assess, at least annually and potentially more frequently, whether the value of our goodwill and other intangible assets has been impaired. Any impairment of goodwill or other intangible assets as a result of such analysis would result in a non-cash charge against earnings, which charge could materially adversely affect our reported results of operations.

In fiscal 2009, we recorded a $1.34 billion goodwill impairment charge due to the deterioration in the global economic environment and the resulting decrease in both the market capitalization of our parent company and the valuation of our publicly traded 7.25% senior notes. Subsequent to that impairment charge, our remaining goodwill balance as of September 30, 2009 was $611 million, allocated to our reporting units as follows: North America — $288 million; Europe — $181 million; South America — $113 million. The fair value of the reporting units exceeded their respective carrying amounts in our most recent impairment test by 12% for North America, by 9% for Europe and by 36% for South America.

A significant and sustained decline in our future cash flows, a significant adverse change in the economic environment or slower growth rates could result in the need to perform additional impairment analysis in future periods. If we were to conclude that a future write-down of goodwill or other intangible assets is necessary, then we would record such additional charges, which could materially adversely affect our results of operations.

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future which could in some instances result in significant severance-related costs, environmental remediation expenses and impairment and other restructuring charges.

We recorded restructuring charges of $95 million for the year ended March 31, 2009 and $7 million for the year ended March 31, 2008. During this two year period we announced, among others, the following restructuring actions and programs:

•	ceasing production of commercial grade alumina at our Ouro Preto facility in Brazil;

•	the closure of our aluminum sheet mill in Rogerstone, South Wales, U.K.;

•	a restructuring plan to streamline our operations at our Rugles facility located in Upper Normandy, France;

•	a voluntary separation program for salaried employees in North America and the corporate office aimed at reducing staff levels;

•	a voluntary retirement program in Asia; and

•	the closure of our light gauge converter products facility in Louisville, Kentucky.

We may take additional restructuring actions in the future. In particular, we expect to continue to evaluate our primary aluminum business in light of current market conditions, including our South American operations, which include two rolling plants in Brazil along with two smelters, bauxite mines and power generation facilities. Any additional restructuring efforts could result in significant severance-related costs, environmental remediation expenses, impairment charges, restructuring charges and related costs and expenses, which could adversely affect our profitability and cash flows.

We may not be able to successfully develop and implement new technology initiatives in a timely manner.

We have invested in, and are involved with, a number of technology and process initiatives. Several technical aspects of these initiatives are still unproven, and the eventual commercial outcomes cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to deploy them in a timely fashion. Accordingly, the costs and benefits from our investments in new technologies and the consequent effects on our financial results may vary from present expectations.

If we fail to establish and maintain effective internal control over financial reporting, we may have material misstatements in our financial statements and we may not be able to report our financial results in a timely manner.

Pursuant to the Sarbanes-Oxley Act of 2002, we are required to provide a report by management in our Form 10-K on internal control over financial reporting, including management’s assessment of the effectiveness of such control. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only some assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, we may be unable to provide financial information in a timely and reliable manner. Any such difficulties or failure may have a material adverse effect on our business, financial condition and operating results.

In July 2008, we identified non-cash errors relating to our purchase accounting for an equity method investee including related income tax accounts. As a result of our identification of these errors, our audit committee of our board of directors (the “Audit Committee”) and management concluded on August 1, 2008, that our previously issued consolidated financial statements for our fiscal year ended March 31, 2008, should no longer be relied upon. Upon conducting a review of these accounting errors, management determined that as of March 31, 2008, we had a material weakness with respect to the application of purchase accounting for an equity method investee including the related income tax accounts. Specifically, our controls did not ensure the accuracy and validity of our purchase accounting adjustments for an equity method investee. This control deficiency could result in a material misstatement of our “Investment in and advances to non-consolidated affiliates” and “Equity in net (income) loss of non-consolidated affiliates” in our consolidated financial statements that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management had determined that this control deficiency constitutes a material weakness. This material weakness was disclosed in our amended Annual Report on Form 10-K for the fiscal year ended March 31, 2008, our quarterly report on Form 10-Q for the period ended June 30, 2008, our quarterly report on Form 10-Q for the period ended September 30, 2008, our quarterly report on form 10-Q for the period ended December 31, 2008, our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, our quarterly report on Form 10-Q for the period ended June 30, 2009 and our quarterly report on Form 10-Q for the period ended September 30, 2009. This material weakness still existed as of September 30, 2009.

If we are not able to remedy the material weakness in a timely manner, we may not be able to provide our securityholders with the required financial information in a timely and reliable manner and we may incorrectly report financial information, either of which could subject us to sanctions or investigation by regulatory authorities, such as the SEC. In addition, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Loss of our key management and other personnel, or an inability to attract such management and other personnel, could adversely impact our business.

We depend on our senior executive officers and other key personnel to run our business. The loss of any of these officers or other key personnel could materially adversely affect our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to improve manufacturing operations, conduct research activities successfully and develop marketable products.

Past and future acquisitions or divestitures may adversely affect our financial condition.

Historically, we have grown partly through the acquisition of other businesses, including businesses acquired by Alcan in its 2000 acquisition of the Alusuisse Group Ltd. and its 2003 acquisition of Pechiney SA, both of which were integrated aluminum companies. As part of our strategy for growth, we may continue to pursue acquisitions, divestitures or strategic alliances, which may not be completed or, if completed, may not be ultimately beneficial to us. There are numerous risks commonly encountered in business combinations, including the risk that we may not be able to complete a transaction that has been announced, effectively integrate businesses acquired or generate the cost savings and synergies anticipated. Failure to do so could have a material adverse effect on our financial results.

We could be required to make unexpected contributions to our defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.

Most of our pension obligations relate to funded defined benefit pension plans for our employees in the U.S., the U.K. and Canada, unfunded pension benefits in Germany and lump sum indemnities payable to our employees in France, Italy, Korea and Malaysia upon retirement or termination. Our pension plan assets consist primarily of funds invested in listed stocks and bonds. Our estimates of liabilities and expenses for pensions and other postretirement benefits incorporate a number of assumptions, including expected long-term rates of return on plan assets and interest rates used to discount future benefits. Our results of operations, liquidity or shareholders’ equity in a particular period could be adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline of the rate used to discount future benefits.

If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against our earnings for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

We face risks relating to certain joint ventures and subsidiaries that we do not entirely control. Our ability to generate cash from these entities may be more restricted than if such entities were wholly-owned subsidiaries.

Some of our activities are, and will in the future be, conducted through entities that we do not entirely control or wholly own. These entities include our Norf, Germany and Logan, Kentucky joint ventures, as well as our majority-owned Korean and Malaysian subsidiaries. Our Malaysian subsidiary is a public company whose shares are listed for trading on the Bursa Malaysia Securities Berhad. Under the governing documents or agreements or securities laws applicable to or stock exchange listing rules relative to certain of these joint ventures and subsidiaries, our ability to fully control certain operational matters may be limited. In addition, we do not solely determine certain key matters, such as the timing and amount of cash distributions from these entities. As a result, our ability to generate cash from these entities may be more restricted than if they were wholly-owned entities.

Hindalco and its interests as equity holder may conflict with our interest or your interests as holders of the notes in the future.

Novelis is an indirectly wholly-owned subsidiary of Hindalco. As a result, Hindalco may exercise control over our decisions to enter into any corporate transaction or capital restructuring and has the ability to approve or prevent any transaction that requires the approval of our stockholders, regardless of whether or not holders of the notes believe that any such transactions are in their own best interests. The interests of Hindalco and the actions it is able to undertake as our sole stockholder may differ or adversely affect your interests as holders of the notes. Hindalco may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investment, even though such transactions might involve risks to holders of the notes. For example, Hindalco could cause us to make acquisitions that increase the amount of indebtedness that is secured, or to sell revenue-generating assets, impairing our ability to make payments under the notes. Hindalco may be able to strongly influence or effectively control our decisions as long as they own a significant portion of our equity, even if such amount is less than 50%. Additionally, Hindalco operates in the aluminum industry and may from time to time acquire and hold interests in businesses that compete, directly or indirectly, with us. Hindalco may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Hindalco has no obligation to provide us with financing and is able to sell their equity ownership in us at any time.

We have supply agreements with Alcan for a portion of our raw materials requirements. If Alcan is unable to deliver sufficient quantities of these materials or if it terminates these agreements, our ability to manufacture products on a timely basis could be adversely affected.

The manufacture of our products requires sheet ingot that has historically been, in part, supplied by Alcan. For the year ended March 31, 2009, we purchased the majority of our third party sheet ingot requirements from Alcan’s primary metal group. In connection with the spin-off, we entered into metal supply agreements with Alcan upon terms and conditions substantially similar to market terms and conditions for the continued purchase of sheet ingot from Alcan, which were amended effective as of January 1, 2008. If Alcan is unable to deliver sufficient quantities of this material on a timely basis or if Alcan terminates one or more of these agreements, our production may be disrupted and our net sales, profitability and cash flows could be materially adversely affected. Although aluminum is traded on the world markets, developing alternative suppliers for that portion of our raw material requirements we expect to be supplied by Alcan could be time consuming and expensive.

Our continuous casting operations at our Saguenay Works, Canada facility depend upon a local supply of molten aluminum from Alcan. For the fiscal year ended March 31, 2009, Alcan’s primary metal group supplied most of the molten aluminum used at Saguenay Works. In connection with the spin-off, we entered into a metal supply agreement on terms determined primarily by Alcan for the continued purchase of molten aluminum from Alcan. If this supply were to be disrupted, our Saguenay Works production could be interrupted and our net sales, profitability and cash flows materially adversely affected.

We may lose key rights if a change in control of our voting shares were to occur.

Our separation agreement with Alcan provides that if we experience a change in control in our voting shares during the five years following the spin-off and if the entity acquiring control does not refrain from using the Novelis assets to compete against Alcan in the plate and aerospace products markets, Alcan may terminate any or all of certain agreements we currently have with Alcan. Hindalco delivered the requisite non-compete agreement to Alcan on June 14, 2007, following its acquisition of our common shares. However, if Hindalco were to sell its controlling interest in Novelis before January 6, 2010, a new acquirer would be required to provide a similar agreement.

The termination of any of these agreements could deprive any potential acquirer of certain services, resources or rights necessary to the conduct of our business. Replacement of these assets could be difficult or impossible, resulting in a material adverse effect on our business operations, net sales, profitability and cash flows. In addition, the potential termination of these agreements could prevent us from entering into future business transactions such as acquisitions or joint ventures at terms favorable to us or at all.

Our agreement not to compete with Alcan in certain end-use markets may hinder our ability to take advantage of new business opportunities.

In connection with the spin-off, we agreed not to compete with Alcan for a period of five years from the spin-off date in the manufacture, production and sale of certain products for use in the plate and aerospace markets. As a result, it may be more difficult for us to pursue successfully new business opportunities, which could limit our potential sources of revenue and growth.

We face significant price and other forms of competition from other aluminum rolled products producers, which could hurt our results of operations and cash flows.

Generally, the markets in which we operate are highly competitive. We compete primarily on the basis of our value proposition, including price, product quality, ability to meet customers’ specifications, range of products offered, lead times, technical support and customer service. Some of our competitors may benefit from greater capital resources, have more efficient technologies, have lower raw material and energy costs and may be able to sustain longer periods of price competition.

In addition, our competitive position within the global aluminum rolled products industry may be affected by, among other things, the recent trend toward consolidation among our competitors, exchange rate fluctuations that may make our products less competitive in relation to the products of companies based in other countries (despite the U.S. dollar-based input cost and the marginal costs of shipping) and economies of scale in purchasing, production and sales, which accrue to the benefit of some of our competitors.

Increased competition could cause a reduction in our shipment volumes and profitability or increase our expenditures, either of which could have a material adverse effect on our financial results and cash flows.

The end-use markets for certain of our products are highly competitive and customers are willing to accept substitutes for our products.

The end-use markets for certain aluminum rolled products are highly competitive. Aluminum competes with other materials, such as steel, plastics, composite materials and glass, among others, for various applications, including in beverage and food cans and automotive end-use markets. In the past, customers have demonstrated a willingness to substitute other materials for aluminum. For example, changes in consumer preferences in beverage containers have increased the use of PET plastic containers and glass bottles in recent years. These trends may continue. The willingness of customers to accept substitutes for aluminum products could have a material adverse effect on our financial results and cash flows.

The seasonal nature of some of our customers’ industries could have a material adverse effect on our financial results and cash flows.

The construction industry and the consumption of beer and soda are sensitive to weather conditions and as a result, demand for aluminum rolled products in the construction industry and for can feedstock can be seasonal. Our quarterly financial results could fluctuate as a result of climatic changes, and a prolonged series of cold summers in the different regions in which we conduct our business could have a material adverse effect on our financial results and cash flows.

We are subject to a broad range of environmental, health and safety laws and regulations in the jurisdictions in which we operate, and we may be exposed to substantial environmental, health and safety costs and liabilities.

We are subject to a broad range of environmental, health and safety laws and regulations in the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental, health and safety protection standards and permitting requirements regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, post-mining reclamation and working conditions for our employees. Some environmental laws, such as Superfund and comparable laws in U.S. states and other jurisdictions worldwide, impose joint and several liability for the cost of environmental remediation, natural resource damages, third party claims, and other expenses, without regard to the fault or the legality of the original conduct.

The costs of complying with these laws and regulations, including participation in assessments and remediation of contaminated sites and installation of pollution control facilities, have been, and in the future could be, significant. In addition, these laws and regulations may also result in substantial environmental liabilities associated with divested assets, third party locations and past activities. In certain instances, these costs and liabilities, as well as related action to be taken by us, could be accelerated or increased if we were to close, divest of or change the principal use of certain facilities with respect to which we may have environmental liabilities or remediation obligations. Currently, we are involved in a number of compliance efforts, remediation activities and legal proceedings concerning environmental matters, including certain activities and proceedings arising under Superfund and comparable laws in U.S. states and other jurisdictions worldwide in which we have operations, including Brazil and certain countries in the European Union.

We have established reserves for environmental remediation activities and liabilities where appropriate. However, the cost of addressing environmental matters (including the timing of any charges related thereto) cannot be predicted with certainty, and these reserves may not ultimately be adequate, especially in light of potential changes in environmental conditions, changing interpretations of laws and regulations by regulators and courts, the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, our potential liability to remediate sites for which provisions have not been previously established and the adoption of more stringent environmental laws. Such future developments could result in increased environmental costs and liabilities and could require significant capital expenditures, any of which could have a material adverse effect on our financial condition, results or cash flows. Furthermore, the failure to comply with our obligations under the environmental laws and regulations could subject us to administrative, civil or criminal penalties, obligations to pay damages or other costs, and injunctions or other orders, including orders to cease operations. In addition, the presence of environmental contamination at our properties could adversely affect our ability to sell property, receive full value for a property or use a property as collateral for a loan.

Some of our current and potential operations are located or could be located in or near communities that may regard such operations as having a detrimental effect on their social and economic circumstances. Environmental laws typically provide for participation in permitting decisions, site remediation decisions and other matters. Concern about environmental justice issues may affect our operations. Should such community objections be presented to government officials, the consequences of such a development may have a material adverse impact upon the profitability or, in extreme cases, the viability of an operation. In addition, such developments may adversely affect our ability to expand or enter into new operations in such location or elsewhere and may also have an effect on the cost of our environmental remediation projects.

We use a variety of hazardous materials and chemicals in our rolling processes, as well as in our smelting operations in Brazil and in connection with maintenance work on our manufacturing facilities. Because of the nature of these substances or related residues, we may be liable for certain costs, including, among others, costs for health-related claims or removal or re-treatment of such substances. Certain of our current and former facilities incorporate asbestos-containing materials, a hazardous substance that has been the subject of health-related claims for occupation exposure. In addition, although we have developed environmental, health and safety programs for our employees, including measures to reduce employee exposure to hazardous substances, and conduct regular assessments at our facilities, we are currently, and in the future may be, involved in claims and litigation filed on behalf of persons alleging injury predominantly as a result of occupational exposure to substances or other hazards at our current or former facilities. It is not possible to predict the ultimate outcome of these claims and lawsuits due to the unpredictable nature of personal injury litigation. If these claims and lawsuits, individually or in the aggregate, were finally resolved against us, our results of operations and cash flows could be adversely affected.

We may be exposed to significant legal proceedings or investigations.

From time to time, we are involved in, or the subject of, disputes, proceedings and investigations with respect to a variety of matters, including environmental, health and safety, product liability, employee, tax, personal injury, contractual and other matters as well as other disputes and proceedings that arise in the ordinary course of business.

Certain of these matters are discussed in the preceding risk factor. Any claims against us or any investigations involving us, whether meritorious or not, could be costly to defend or comply with and could divert management’s attention as well as operational resources. Any such dispute, litigation or investigation, whether currently pending or threatened or in the future, may have a material adverse effect on our financial results and cash flows.

For example, a lawsuit was commenced against Novelis Corporation on February 15, 2007 by Coca-Cola Bottler’s Sales and Services Company LLC (“CCBSS”) in Georgia state court. CCBSS is a consortium of Coca-Cola bottlers across the United States, including Coca-Cola Enterprises Inc. CCBSS alleges that Novelis Corporation breached an aluminum can stock supply agreement between the parties, and seeks monetary damages in an amount to be determined at trial and a declaration of its rights under the agreement. The agreement includes a “most favored nations” provision regarding certain pricing matters. CCBSS alleges that Novelis Corporation breached the terms of the “most favored nations” provision. The dispute will likely turn on the facts that are presented to the court by the parties and the court’s finding as to how certain provisions of the agreement ought to be interpreted. If CCBSS were to prevail in this litigation, the amount of damages would likely be material. Novelis Corporation has filed its answer and the parties are proceeding with discovery. See “Business — Legal Proceedings.”

Product liability claims against us could result in significant costs or negatively impact our reputation and could adversely affect our business results and financial condition.

We are sometimes exposed to warranty and product liability claims. There can be no assurance that we will not experience material product liability losses arising from such claims in the future and that these will not have a negative impact on us. We generally maintain insurance against many product liability risks, but there can be no assurance that this coverage will be adequate for any liabilities ultimately incurred. In addition, there is no assurance that insurance will continue to be available on terms acceptable to us. A successful claim that exceeds our available insurance coverage could have a material adverse effect on our financial results and cash flows.

Risks Related to the Notes

Our substantial indebtedness could adversely affect our business and therefore make it more difficult for us to fulfill our obligations under the notes.

We are highly leveraged. As of September 30, 2009 we had $2.8 billion of indebtedness outstanding. Our substantial indebtedness and interest expense could have important consequences to our company and holders of notes, including:

•	limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy or other general corporate purposes;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service our debt;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	placing us at a competitive disadvantage as compared to our competitors that have less leverage;

•	limiting our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation;

•	limiting our ability or increasing the costs to refinance indebtedness; and

•	limiting our ability to enter into hedging transactions by reducing the number of counterparties with whom we can enter into such transactions as well as the volume of those transactions.

Despite the level of our indebtedness, we may still incur significantly more indebtedness. This could further increase the risks associated with our indebtedness.

Despite our current level of indebtedness of $2.8 billion as of September 30, 2009 we and our subsidiaries may be able to incur additional indebtedness of up to approximately $300 million, including secured indebtedness, in the future. Our level of additional indebtedness is limited by our senior secured credit facilities, the indenture governing our 7.25% senior notes and the indenture governing the notes. However, these restrictions are subject to a number of qualifications and exceptions. Currently our senior secured credit facilities consist of (a) a $1.16 billion seven-year term loan facility maturing July 2014 (the “Term Loan Facility”) and (b) an $800 million five-year multi-currency asset-based revolving line of credit and letter of credit facility maturing July 2012 (the “ABL Facility”). If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they face would be increased and we may not be able to meet all our debt obligations, including repayment of the notes, in whole or in part.

We may not be able to generate sufficient cash to service all our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain such a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indentures governing the notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

The covenants in our senior secured credit facilities, the indenture governing our 7.25% senior notes and the indenture governing the notes impose significant operating restrictions on us.

The senior secured credit facilities, the indenture governing our 7.25% senior notes and the indenture governing the notes impose significant operating restrictions on us. These restrictions limit our ability and the ability of our restricted subsidiaries, among other things, to:

•	incur additional debt and provide additional guarantees;

•	pay dividends and make other restricted payments, including certain investments;

•	create or permit certain liens;

•	make certain asset sales;

•	use the proceeds from the sales of assets and subsidiary stock;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in certain transactions with affiliates;

•	enter into sale and leaseback transactions; and

•	consolidate, merge or transfer all or substantially all of our assets or the assets of our restricted subsidiaries.

In addition, under the ABL Facility, if our excess availability under the ABL Facility is less than 10% of the lender commitments under the ABL Facility or less than 10% of our borrowing base, we are required to maintain a minimum fixed charge coverage ratio of at least 1 to 1. As of September 30, 2009, our fixed charge coverage ratio was less than 1 to 1 and our excess availability was $400 million, or 50% of the lender commitments under the ABL Facility. Following the completion of the offering of the old notes, we used approximately $81 million of the proceeds plus additional cash on hand to repay a portion of the outstanding amount under the ABL Facility.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our senior secured credit facilities, that is not waived by the required lenders or holders of such indebtedness, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, including the covenants contained in our senior secured credit facilities, we would be in default under the terms of the agreements governing such indebtedness. In the event of such default:

•	the lenders under our senior secured credit facilities could elect to terminate their commitments thereunder, declare all the funds borrowed thereunder to be due and payable and, if not promptly paid, institute foreclosure proceedings against our assets;

•	even if those lenders do not declare a default, they may be able to cause all of our available cash to be used to repay their loans; and

•	such default could cause a cross-default or cross-acceleration under our other indebtedness, including our 7.25% senior notes.

As a result of such default and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we could be in default under our senior secured credit facilities, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We are a holding company and depend on our subsidiaries to generate sufficient cash flow to meet our debt service obligations, including payments on the notes.

We are a holding company and a large portion of our assets is the capital stock of our subsidiaries and the equity interests in our joint ventures. As a holding company, we conduct substantially all of our business through our subsidiaries and joint ventures. Consequently, our cash flow and ability to service our debt obligations, including the notes, are dependent upon the earnings of our subsidiaries and joint ventures and the distribution of those earnings to us, or upon loans, advances or other payments made by these entities to us. The ability of these entities to pay dividends or make other loans, advances or payments to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt, and we may not exercise sufficient control to cause distributions to be made to us. Although our senior secured credit facilities, the indenture governing our 7.25% senior notes and the indenture governing the notes each limits the ability of our restricted subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to us, these limitations do not apply to our existing joint ventures or unrestricted subsidiaries and the limitations are also subject to important exceptions and qualifications.

The ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt obligations, including the notes, will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. We cannot assure you that the cash flow and earnings of our operating subsidiaries and the amount that they are able to distribute to us as dividends or otherwise will be adequate for us to service our debt obligations, including the notes. If our subsidiaries do not generate sufficient cash flow from operations to satisfy our debt obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition, results of operations and cash flow, as well as on our ability to satisfy our obligations on the notes.

Your right to receive payments on the notes is effectively junior in right of payment to all existing and future secured indebtedness of ours or the guarantors up to the value of the collateral securing such indebtedness.

Our obligations under the notes are unsecured. The notes are effectively junior to all existing and future secured indebtedness of ours or the guarantors up to the value of the collateral securing such indebtedness. For example, the notes and the related guarantees effectively rank junior to $1.3 billion of secured debt under our senior secured credit facilities at September 30, 2009 (and up to an additional $400 million available under our ABL Facility that we may borrow thereunder from time to time), which debt is secured by our assets and the assets of our principal subsidiaries. Following the completion of the offering of the old notes, we used approximately $81 million of the proceeds plus additional cash on hand to repay a portion of the outstanding amount under the ABL Facility. Although the indenture contains restrictions on our ability and the ability of our restricted subsidiaries to create or incur liens to secure indebtedness, these restrictions are subject to important limitations and exceptions that permit us to secure a substantial amount of additional indebtedness. Accordingly, in the event of a bankruptcy, liquidation or reorganization affecting us or any guarantors, your rights to receive payment will be effectively subordinated to those of secured creditors up to the value of the collateral securing such indebtedness. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of secured indebtedness. In addition, if the secured lenders were to declare a default with respect to their loans and enforce their rights with respect to their collateral, there can be no assurance that our remaining assets would be sufficient to satisfy our other obligations, including our obligations with respect to the notes.

Your right to receive payments on the notes could be adversely affected if any of our non-guarantor subsidiaries declares bankruptcy, liquidate or reorganize.

Some, but not all, of our subsidiaries guarantee the notes. As a result, you are creditors of only our company and our subsidiaries that do guarantee the notes. In the case of subsidiaries that are not guarantors, all the existing and future liabilities of those subsidiaries, including any claims of trade creditors, debtholders and preferred stockholders, are effectively senior to the notes and related guarantees. Subject to limitations in the senior secured credit facilities, the indenture governing the 7.25% senior notes and the indenture governing the notes, non-guarantor subsidiaries may incur additional indebtedness in the future (and may incur other liabilities without limitation). In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, their creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. For the year ended March 31, 2009 and the six months ended September 30, 2009, our subsidiaries that will not be guarantors of the notes had sales and operating revenues of $2.6 billion and $1.2 billion, respectively, and, as of September 30, 2009, those subsidiaries had assets of $1.4 billion and debt and other liabilities of $1.0 billion (including inter-company balances).

We may be unable to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes and the 7.25% senior notes. The source of funds for any such purchase of the notes and the 7.25% senior notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes or the 7.25% senior notes upon a change of control because we may not have sufficient financial resources to repurchase all such notes that are tendered upon a change of control. Accordingly, we may not be able to satisfy our obligations to repurchase the notes and the 7.25% senior notes unless we are able to refinance or obtain waivers under our senior secured credit facilities. Our failure to repurchase the notes upon a change of control would cause a default under the indenture governing the notes and the indenture governing our 7.25% senior notes and a cross default under our senior secured credit facilities.

Also, we can not assure you that a repurchase of the notes following such a change in control would be permitted pursuant to any of our indebtedness agreements that would be in effect at the time of such change in control, which could cause our other indebtedness to be accelerated. Our senior secured credit facilities provide that certain change of control events will constitute a default that permits lenders to accelerate the maturity of borrowings thereunder. If we cannot obtain a waiver of such default or seek to refinance such indebtedness, this could result in the acceleration of such indebtedness. Any future indebtedness agreement may contain similar provisions. If such indebtedness were to be accelerated, we may not have sufficient funds to repurchase the notes and repay such indebtedness.

In addition, the change of control provision and other covenants in the indenture governing the notes do not cover all corporate reorganizations, mergers, amalgamations or similar transactions and may not provide you with protection in a transaction, including a highly leveraged transaction, unless such transaction constitutes a change of control under the indenture governing the notes.

Most of the covenants in the indenture will be suspended during any future period that we have an investment grade rating from one rating agency, and during any such period you will not have the benefit of those covenants. In addition, certain covenants will be terminated if we have an investment grade rating from both rating agencies.

Most of the covenants in the indenture governing the notes, as well as our obligation to offer to repurchase notes following certain asset sales or upon a change of control, will be suspended if the notes obtain an investment grade rating from either one of Moody’s or Standard & Poor’s and we are not in default under the indenture. If such a suspension occurs, the protections afforded to you by the covenants that have been suspended will not be restored until the investment grade rating assigned by either Moody’s or Standard & Poor’s, as the case may be, to the notes should subsequently decline and as a result the notes do not carry an investment grade rating from one rating agency. In addition, most of these covenants, as well as our obligation to offer to repurchase notes following certain asset sales or upon a change of control, will be terminated permanently if at any time the notes receive an investment grade rating from both Moody’s and Standard & Poor’s and we are not in default under the indenture. If this termination occurs, the protections afforded to you by the terminated covenants will not be later restored, regardless of any subsequent change in the notes’ ratings. See “Description of the Notes — Certain Covenants — Covenant Termination and Suspension.”

Changes in our credit ratings or the financial and credit markets could adversely affect the market prices of the notes.

The future market prices of the notes will be affected by a number of factors, including:

•	our ratings with major credit rating agencies;

•	the prevailing interest rates being paid by companies similar to us; and

•	the overall condition of the financial and credit markets.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. These fluctuations could have an adverse effect on the trading prices of the notes. In addition, credit rating agencies continually revise their ratings for companies that they follow, including us. We cannot assure you that credit rating agencies will continue to rate the notes or that they will maintain their ratings on the notes. The withdrawal of a rating for a negative change in our rating could have an adverse effect on the market prices of the notes.

Fraudulent conveyance laws and other legal restrictions may permit courts to void or subordinate our subsidiaries’ guarantees of the notes in specific circumstances, which would prevent or limit payment under the guarantees. Certain limitations contained in the guarantees, which are designed to avoid this result, may render the guarantees worthless.

The notes are guaranteed by a number of our subsidiaries. Federal, state and foreign statutes may allow courts, under specific circumstances, to void or subordinate any or all of our subsidiaries’ guarantees of the notes. If any guarantees are voided or subordinated, our noteholders might be required to return payments received from our subsidiaries. The criteria for application of such fraudulent conveyance and other statutes vary, but, in general, under United States federal bankruptcy law, comparable provisions of state fraudulent conveyance laws and applicable Canadian federal or provincial law, a guarantee could be set aside or subordinated if, among other things, the guarantor, at the time it provided the guarantee:

•	incurred the guarantee with the intent of hindering, defeating, delaying or defrauding current or future creditors or of giving one creditor a preference over others; or

•	received less than reasonably equivalent value or fair consideration for incurring the guarantee, and

•	was insolvent, on the eve of insolvency, or was rendered insolvent by reason of the incurrence of the guarantee;

•	was engaged, or about to engage, in a business or transaction for which the assets remaining with it constituted unreasonably small capital to carry on such business;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as those debts matured; or

•	was a defendant in an action for money damages, or had a judgment for money damages entered against it, if, in either case, after final judgment the judgment was unsatisfied.

Under certain Canadian federal and provincial statutes, a rebuttable presumption of the guarantor’s intent to prefer one creditor or hinder another may arise depending on the period of time that has elapsed between the assumption of the guarantee and the date of the guarantor’s insolvency.

A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if such guarantor did not substantially benefit directly or indirectly from the issuance of its guarantee. As a general matter, value is given for an obligation if, in exchange for the obligation, property is transferred or an antecedent debt is secured or satisfied.

The definition and test for insolvency will vary depending upon the law of the jurisdiction that is being applied. Generally, however, a guarantor would be considered insolvent if, at the time the guarantor provided the guarantee:

•	the sum of its debts and liabilities, including contingent liabilities, was greater than its assets at fair valuation;

•	the present fair saleable value of its assets was less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they became absolute and matured; or

•	it could not pay its debts generally as they become due.

The tests for fraudulent conveyance, including the criteria for insolvency, will vary depending upon the law of the jurisdiction that is being applied. We cannot be sure which tests and standards a court would apply to determine whether or not the guarantors were solvent at the relevant time or, regardless of the tests and standards, whether the issuance of the guarantee would be voided or subordinated to the guarantor’s other debt.

If a court were to find that the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under such guarantee or further subordinate such guarantee to presently existing and future indebtedness of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee.

Although each guarantee entered into by a subsidiary will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

U.S. investors in the notes may have difficulties enforcing civil liabilities.

We are incorporated in Canada under the CBCA. Our registered office, as well as a substantial portion of our assets, is located outside the United States. Also, some of our directors, controlling persons and officers and some of the experts named in this prospectus reside in Canada or other jurisdictions outside the United States and all or a substantial portion of their assets are located outside the United States. We have agreed in the indenture governing the notes to accept service of process in New York City, by an agent designated for such purpose, with respect to any suit, action or proceeding relating to the indenture or the notes that is brought in any federal or state court located in New York City, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of notes to effect service of process in the United States on our directors, controlling persons, officers and the experts named in this prospectus who are not residents of the United States or to enforce against them in the United States judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws. In addition, there is doubt as to the enforceability in Canada against us or against our directors, controlling persons, officers and experts named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon United States federal securities laws.

Canadian bankruptcy and insolvency laws may impair the enforcement of remedies under the notes.

The rights of the trustee under the indenture governing the notes to enforce remedies could be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class whether or not such creditor voted to accept the proposal. Moreover, this legislation permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument during the period the stay against proceedings remains in place.

The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, we cannot predict whether payments under the notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the trustee for the notes could exercise its rights under the notes indenture or whether, and to what extent, holders of notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the trustee for the notes.

Risks Related to the Exchange Offer

If you do not exchange your old notes for new notes, your ability to sell your old notes will be restricted.

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your old notes. The new notes, like the old notes, will remain subject to restrictions on resale in Canada. The restrictions on transfer of your old notes arise because we issued the old notes in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer to sell the old notes if they are registered under the Securities Act and applicable state securities laws or offered or sold pursuant to an exemption from those requirements. If you are still holding any old notes after the expiration date of the exchange offer and the exchange offer has been consummated, you will not be entitled to have those old notes registered under the Securities Act or to any similar rights under the registration rights agreement, subject to limited exceptions, if applicable. After the exchange offer is completed, we will not be required, and we do not intend, to register the old notes under the Securities Act. In addition, if you do exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes would be adversely affected.

Your ability to transfer the new notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the new notes.

There is no established public market for the new notes. We do not intend to list the new notes on any securities exchange or automated quotation system. We cannot assure you that an active market for the new notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt, such as the new notes, has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the new notes. We cannot assure you that the market, if any, for the new notes will be free from similar disruptions, and any such disruptions may adversely affect the prices at which you may sell your new notes.

The old notes were issued with original issue discount for U.S. federal income tax purposes and consequently the new notes will be treated as issued with original issue discount for U.S. federal income tax purposes.

The old notes were issued with original issue discount equal to the excess of the stated principal amount of the notes over the issue price. Consequently, the new notes will be treated as issued with original issue discount for U.S. federal income tax purposes, and U.S. holders will be required to include original issue discount in gross income on a constant yield to maturity basis in advance of receipt of cash payment thereof. See “Principal Canadian and U.S. Federal Income Tax Consequences of the Exchange Offer — Certain U.S. Federal Income Tax Consequences of the Exchange Offer.”

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the old notes, in which we agreed to file a registration statement with the SEC relating to an offer to exchange the old notes for new notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our commercially reasonable efforts to cause a registration statement to be declared effective under the Securities Act by August 11, 2010, to offer the new notes in exchange for the old notes as soon as practicable after the effectiveness of the registration statement and to keep the exchange offer open for not less than 30 days after the date notice of the exchange offer is mailed to holders of the old notes. If we do not comply with certain of our obligations under the registration rights agreement, we will incur additional interest expense. The new notes will have terms substantially identical to the old notes except that the new notes will not contain terms with respect to transfer restrictions in the United States and registration rights and additional interest payable for the failure to comply with certain obligations. Old notes in an aggregate principal amount of $185,000,000 were issued on August 11, 2009.

Under the circumstances set forth below, we will promptly file a shelf registration statement with the SEC covering resales of the old notes or the new notes, as the case may be, use our commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act and use our commercially reasonable efforts to keep the shelf registration statement effective until the earliest of (i) the time when the notes covered by the registration statement can be sold pursuant to Rule 144A under the Securities Act without any limitations, (ii) August 11, 2011 and (iii) the date on which all notes registered under the shelf registration statement are disposed of in accordance therewith. These circumstances include:

•	applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer;

•	for any other reason we do not consummate the exchange offer by August 11, 2010;

•	any initial purchaser so requests with respect to the old notes that are not eligible to be exchanged for new notes in the exchange offer and held by it following consummation of the exchange offer; or

•	certain holders are not eligible to participate in the exchange offer or may not resell the new notes acquired by them in the exchange offer to the public without delivering a prospectus.

Each holder of old notes that wishes to exchange such old notes for transferable new notes in the exchange offer will be required to make the following representations:

•	any new notes to be received by it will be acquired in the ordinary course of its business;

•	it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the new notes;

•	it is not our “affiliate,” as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act; and

•	if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the new notes; and

•	if such holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired by such broker-dealer as a result of market-making activities or other trading activities, that it will deliver a prospectus in connection with any resale of such new notes.

In addition, each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resales of new notes and cannot rely on the position of the SEC staff set forth in “Exxon Capital Holdings Corporation,” “Morgan Stanley & Co., Incorporated” or similar no-action letters. See “Plan of Distribution.”

Resale of New Notes

Based on interpretations of the SEC staff set forth in no-action letters issued to unrelated third parties, we believe that new notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such new notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such new notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the new notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of new notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of new notes. We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resale of the new notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue $2,000 principal amount of new notes in exchange for each $2,000 principal amount of old notes surrendered under the exchange offer. We will issue $1,000 integral multiple amount of new notes in exchange for each $1,000 integral multiple amount of old notes surrendered under the exchange offer. Old notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The form and terms of the new notes will be substantially identical to the form and terms of the old notes except the new notes will be registered under the Securities Act, will not bear legends restricting their transfer in the United States and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to become effective, a registration statement. The new notes will evidence the same debt as the old notes. The new notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding old notes. Consequently, both series of notes will be treated as a single class of debt securities under the indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $185,000,000 aggregate principal amount of the old notes are outstanding. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the old notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us and delivering new notes to such holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “— Certain Conditions to the Exchange Offer.”

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees, or transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled “— Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Pursuant to the terms of the registration rights agreement, we are not required to make a registered exchange offer in any province or territory of Canada or to accept old notes surrendered by residents of Canada in the registered exchange offer unless the distribution of new notes pursuant to such offer can be effected pursuant to exemptions from the registration and prospectus requirements of the applicable securities laws of such province or territory and, as a condition to the exchange of the old notes pursuant to a registered exchange offer, such holders of old notes in Canada are required to make certain representations to us, including a representation that they are entitled under the applicable securities laws of such province or territory to acquire the new notes without the benefit of a prospectus qualified under such securities laws.

We are relying on exemptions from applicable Canadian provincial securities laws to offer the new notes. The new notes may not be sold directly or indirectly in Canada except in accordance with applicable securities laws of the provinces and territories of Canada. We are not required, and do not intend, to qualify the new notes by prospectus in Canada, and accordingly, the new notes will be subject to restrictions on resale in Canada.

Expiration Date; Extensions; Amendments

The exchange offer for the old notes will expire at 5:00 p.m., New York City time, on January 11, 2010, unless we extend the exchange offer in our sole and absolute discretion.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our reasonable discretion:

•	to delay accepting for exchange any old notes in connection with the extension of the exchange offer;

•	to extend the exchange offer or to terminate the exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under “— Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement thereof to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of old notes of such amendment, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change. If we terminate this exchange offer as provided in this prospectus before accepting any old notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all events comply with our obligation to make prompt payment for all old notes properly tendered and accepted for exchange in the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any new notes for, any old notes, and we may terminate the exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made:

•	the representations described under “— Purpose of the Exchange Offer,” “— Exchange Offer Procedures” and “Plan of Distribution;” and

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, in the event we extend the period the exchange offer is open, we may delay acceptance of any old notes by giving written notice of such extension to the registered holders of the old notes. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions to termination of the exchange offer specified above. We will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our reasonable discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times except that all conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. If we fail at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. Any waiver by us will be made by written notice or public announcement to the registered holders of the notes and any such waiver shall apply to all the registered holders of the notes.

In addition, we will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any such old notes, if at such time any stop order is threatened in writing or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

Exchange Offer Procedures

Only a holder of old notes may tender such old notes in the exchange offer. If you are a DTC participant that has old notes which are credited to your DTC account by book-entry and which are held of record by DTC’s nominee, as applicable, you may tender your old notes by book-entry transfer as if you were the record holder. Because of this, references herein to registered or record holders include DTC.

If you are not a DTC participant, you may tender your old notes by book-entry transfer by contacting your broker, dealer or other nominee or by opening an account with a DTC participant, as the case may be.

To tender old notes in the exchange offer:

•	You must comply with DTC’s Automated Tender Offer Program (“ATOP”) procedures described below;

•	The exchange agent must receive a timely confirmation of a book-entry transfer of the old notes into its account at DTC through ATOP pursuant to the procedure for book-entry transfer described below, along with a properly transmitted agent’s message, before the expiration date.

Participants in DTC’s ATOP program must electronically transmit their acceptance of the exchange by causing DTC to transfer the old notes to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an agent’s message to the exchange agent. With respect to the exchange of the old notes, the term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its ATOP that is tendering old notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus; and

•	we may enforce the agreement against such participant.

Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC participant that the representations described below in this prospectus are true and correct.

In addition, each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Guaranteed Delivery Procedures

If you desire to tender outstanding notes pursuant to the exchange offer and (1) time will not permit your letter of transmittal, certificates representing such outstanding notes and all other required documents to reach the exchange agent on or prior to the expiration date, or (2) the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed on or prior to the expiration date, you may nevertheless tender such notes with the effect that such tender will be deemed to have been received on or prior to the expiration date if all the following conditions are satisfied:

•	you must effect your tender through an “eligible guarantor institution;”

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us herewith, or an agent’s message with respect to guaranteed delivery that is accepted by us, is received by the exchange agent on or prior to the expiration date as provided below; and

•	a book-entry confirmation of the transfer of such notes into the exchange agent account at DTC as described above, together with a letter of transmittal (or a manually signed facsimile of the letter of transmittal) properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal or a properly transmitted agent’s message, are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the expiration date.

The notice of guaranteed delivery may be sent by hand delivery, facsimile transmission or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of old notes at any time before 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of old notes in any exchange offer, the applicable exchange agent must receive a letter or facsimile notice of withdrawal at its address set forth below under “— Exchange agent” before the time indicated above. Any notice of withdrawal must:

•	specify the name of the person who deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn including the certificate number or numbers and aggregate principal amount of old notes to be withdrawn or, in the case of old notes transferred by book-entry transfer, the name and number of the account at DTC to be credited and otherwise comply with the procedures of the relevant book-entry transfer facility; and

•	specify the name in which the old notes being withdrawn are to be registered, if different from that of the person who deposited the notes.

We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any old notes withdrawn in this manner will be deemed not to have been validly tendered for purposes of the exchange offer. We will not issue new notes for such withdrawn old notes unless the old notes are validly retendered. We will return to you any old notes that you have tendered but that we have not accepted for exchange without cost promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described above at any time before the expiration date.

Exchange Agent

We have appointed The Bank of New York Mellon Trust Company, N.A. as exchange agent for the exchange offer of old notes.

You should direct questions and requests for assistance and requests for additional copies of this prospectus to the exchange agent addressed as follows:

The Bank of New York Mellon
Corporate Trust Operations
Reorganization Unit
101 Barclay Street-7 East
New York, NY 10286
Attn: Mrs. Evangeline R. Gonzales
Tele: 212-815-3738
Facsimile: 212-298-1915

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail, however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with the exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their old notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for new notes under the exchange offer, including as a result of failing to timely deliver old notes to the exchange agent, together with all required documentation, will remain subject to the restrictions on transfer of such old notes:

•	as set forth in the legend printed on the old notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering circular distributed in connection with the private offering of the old notes.

In addition, you will no longer have any registration rights or be entitled to additional interest with respect to the old notes.

In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Based on interpretations of the SEC staff, new notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the new notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the new notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

Accounting Treatment

We will record the new notes in our accounting records at the same carrying value as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the exchange offer. You will receive, in exchange for old notes tendered by you and accepted by us in the exchange offer, new notes in the same principal amount. The old notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase of our outstanding debt.

We used the net proceeds from the sale of the old notes of approximately $175 million to repay (1) the outstanding amount of approximately $94 million under our $100 million unsecured credit facility with an affiliate of the Aditya Birla Group (the “Unsecured Credit Facility”), which was scheduled to mature in January 2015 and bore interest at an annual rate of 13.00% through February 2010 and at 14.00% thereafter and (2) approximately $81 million of the outstanding amount under the ABL Facility, which matures in July 2012 and bears interest at a rate depending on the type of loan, which, as of September 30, 2009, was an annual rate of 2.09%.

SELECTED FINANCIAL DATA

Novelis Inc. was formed in Canada on September 21, 2004. On January 6, 2005, Alcan transferred its rolled products businesses to Novelis and distributed shares of Novelis to Alcan’s shareholders. On May 15, 2007, we were acquired by Hindalco through its indirect wholly-owned subsidiary. We refer to the company prior to the Hindalco acquisition (through May 15, 2007) as the “Predecessor,” and we refer to the company after the Hindalco acquisition (beginning on May 16, 2007) as the “Successor.” On June 26, 2007, our board of directors approved the change of our fiscal year end to March 31 from December 31.

The selected consolidated financial data of the Successor presented below as of and for the six months ended September 30, 2009 and September 30, 2008 has been derived from the unaudited financial statements of Novelis Inc. included elsewhere in this prospectus. The results for the six months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the entire year. The selected consolidated financial data of the Successor presented below as of and for the year ended March 31, 2009, as of March 31, 2008 and for the period May 16, 2007 through March 31, 2008 has been derived from the financial statements of Novelis Inc. included elsewhere in this prospectus. The selected consolidated financial data of the Predecessor presented below for the period April 1, 2007 through May 15, 2007, for the three months ended March 31, 2007, and for the year ended December 31, 2006 has been derived from the financial statements of Novelis Inc. included elsewhere in this prospectus.

Selected financial data of the Predecessor presented below as of March 31, 2007 and December 31, 2006 and as of and for the years ended December 31, 2005 and December 31, 2004 has been derived from the following audited financial statements of Novelis Inc. which are not included in this prospectus: the consolidated balance sheets for Novelis Inc. as of March 31, 2007 and December 31, 2007; the consolidated and combined statement of operations and statement of operations of Novelis Inc. for the year ended December 31, 2005; the combined statements of operations and statement of operations of Novelis Inc. for the year ended December 31, 2004; the consolidated balance sheets of Novelis Inc. as of December 31, 2006 and 2005; and the combined balance sheet of Novelis Inc. as of December 31, 2004.

The consolidated financial statements for the year ended December 31, 2005, include the results for the period from January 1 to January 5, 2005, prior to our spin-off from Alcan, in addition to the results for the period from January 6 to December 31, 2005. The combined financial results for the period from January 1 to January 5, 2005 present our operations on a carve-out accounting basis. The consolidated balance sheet as of December 31, 2005, and the consolidated results for the period from January 6 (the date of the spin-off from Alcan) to December 31, 2005, present our financial position, results of operations and cash flows as a stand-alone entity.

Our historical combined financial statements for the year ended December 31, 2004, have been derived from the accounting records of Alcan using the historical results of operations and historical basis of assets and liabilities of the businesses subsequently transferred to us. Management believes the assumptions underlying the historical combined financial statements are reasonable. However, the historical combined financial statements may not necessarily reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented.

The selected consolidated financial data should be read in conjunction with our financial statements for the respective periods included elsewhere in this prospectus and the related notes thereto.

Three	April 1,	May 16,	Six	Six
Months	2007	2007	Months	Months
Year Ended	Year Ended	Year Ended	Ended	through	through	Year Ended	Ended	Ended
December 31,	December 31,	December 31,	March 31,	May 15,	March 31,	March 31,	September 30,	September 30,
(In millions, except per share amounts)	2004	2005(1)	2006	2007	2007(2)	2008(2)	2009	2008	2009
Combined	Predecessor	Predecessor	Predecessor	Predecessor	Successor	Successor	Successor	Successor
Statement of Operations:
Net sales	$7,755	$8,363	$9,849	$2,630	$1,281	$9,965	$10,177	$6,062	$4,141

Cost of goods sold (exclusive of depreciation and amortization shown below)	6,856	7,570	9,317	2,447	1,205	9,042	9,251	5,622	3,261
Selling, general and administrative expenses	289	352	410	99	95	319	319	173	161
Depreciation and amortization	246	230	233	58	28	375	439	223	192
Research and development expenses	58	41	40	8	6	46	41	22	17
Interest expense and amortization of debt issuance costs	74	203	221	54	27	191	182	91	87
Interest income	(26)	(9)	(15)	(4)	(1)	(18)	(14)	(10)	(6)
(Gain) loss on change in fair value of derivative instruments, net	(69)	(269)	(63)	(30)	(20)	(22)	556	120	(152)
Impairment of goodwill	—	—	—	—	—	—	1,340	—	—
Gain on extinguishment of debt	—	—	—	—	—	—	(122)	—	—
Restructuring charges, net	20	10	19	9	1	6	95	(1)	6
Equity in net (income) loss of non-consolidated affiliates	(6)	(6)	(16)	(3)	(1)	(25)	172	—	20
Other (income) expenses, net	82	17	(19)	47	35	(6)	86	33	(19)

7,524	8,139	10,127	2,685	1,375	9,908	12,345	6,273	3,567

Income (loss) before income taxes	231	224	(278)	(55)	(94)	57	(2,168)	(211)	574
Income tax provision (benefit)	166	107	(4)	7	4	73	(246)	(133)	199

Net income (loss)	65	117	(274)	(62)	(98)	(16)	(1,922)	(78)	375
Net income (loss) attributable to noncontrolling interests	10	21	1	2	(1)	4	(12)	2	37

Net income (loss) before cumulative effect of accounting change	55	96	(275)	(64)	(97)	(20)	(1,910)	(80)	338

Cumulative effect of accounting change — net of tax	—	(6)	—	—	—	—	—	—	—

Net income (loss) attributable to our common shareholder	$55	$90	$(275)	$(64)	$(97)	$(20)	$(1,910)	$(80)	$338

Comprehensive income (loss)	$86	$(56)	$(127)	$(48)	$(64)	$24	$(2,157)	$(161)	$515

Dividends per common share	$0.00	$0.36	$0.20	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Balance Sheet Data (at period end)
Total assets	$5,954	$5,476	$5,792	$5,970	$10,737	$7,567	$10,324	$7,754
Long-term debt (including current portion)	2,737	2,603	2,302	2,300	2,575	2,559	2,558	2,645
Short-term borrowings	541	27	133	245	115	264	351	177
Cash and cash equivalents	31	100	73	128	326	248	219	246
Shareholders’/invested equity(3)	555	433	195	175	3,523	1,419	3,507	2,011
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$208	$449	$16	$(87)	$(230)	$405	$(236)	$(390)	$464
Net cash provided by (used in) investing activities	726	325	193	2	2	(98)	(111)	52	(442)
Net cash provided by (used in) financing activities	(931)	(703)	(243)	140	201	(96)	286	251	(39)
Other Financial Data:
Ratio of earnings to fixed charges(4)	3.8	x	2.1	x	—	—	—	1.2	x	—	—	7.5	x

(1)	All income earned and cash flows generated by us as well as the risks and rewards of these businesses from January 1 to January 5, 2005, were primarily attributed to us and are included in our consolidated results for the year ended December 31, 2005, with the exception of losses of $43 million ($29 million net of tax) arising from the change in fair market value of derivative contracts, primarily with Alcan. These mark-to-market losses for the period from January 1 to January 5, 2005, were recorded in the consolidated statement of operations for the year ended December 31, 2005, and were recognized as a decrease in Owner’s net investment.

(2)	The acquisition of Novelis by Hindalco on May 15, 2007 was recorded in accordance with SAB 103. In the accompanying consolidated balance sheets, the consideration and related costs paid by Hindalco in connection with the acquisition have been “pushed down” to us and have been allocated to the assets acquired and liabilities assumed in accordance with FASB 141. Due to the impact of push down accounting, our consolidated financial statements and certain note presentations for the year ended March 31, 2008, are presented in two distinct periods to indicate the application of two different bases of accounting between the periods presented: (1) the period up to, and including, the acquisition date (April 1, 2007, through May 15, 2007, labeled “Predecessor”) and (2) the period after that date (May 16, 2007, through March 31, 2008, labeled “Successor”). The financial statements included elsewhere in this prospectus include a black line division which indicates that the Predecessor and Successor reporting entities shown are not comparable. The consideration paid by Hindalco to acquire Novelis has been pushed down to us and allocated to the assets acquired and liabilities assumed based on our estimates of fair value. This allocation of fair value results in additional charges or income to our post-acquisition consolidated statements of operations.

(3)	Alcan’s investment in the Novelis businesses as of December 31, 2004, includes the accumulated earnings of the businesses as well as cash transfers related to cash management functions performed by Alcan.

(4)	Earnings consist of income from continuing operations before the cumulative effect of accounting changes, before fixed charges (excluding capitalized interest) and income taxes, and eliminating undistributed income of persons owned less than 50% by us. Fixed charges consist of interest expenses and amortization of debt discount and expense and premium and that portion of rental payments which is considered as being representative of the interest factor implicit in our operating leases. The ratios shown above are based on our consolidated and combined financial information, which was prepared in accordance with GAAP.

Due to losses incurred in each of the periods presented below, the ratio coverage was less than 1:1. The table below presents the amount of additional earnings required to bring the fixed charge ratio to 1:1 for each respective period.

		Three	April 1,		Six
		Months	2007		Months
	Year Ended	Ended	through	Year Ended	Ended
	December 31,	March 31,	May 15,	March 31,	September 30,
(In millions)	2006	2007	2007	2009	2008
	Predecessor	Predecessor	Predecessor	Successor	Successor

Additional earnings required to bring fixed charge ratio to 1:1	$280	$57	$93	$1,996	$211

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview and References

Novelis is the world’s leading aluminum rolled products producer based on shipment volume. We produce aluminum sheet and light gauge products for the beverage and food can, transportation, construction and industrial, and foil products markets. As of September 30, 2009, we had operations in 11 countries on four continents: North America, Europe, Asia and South America, through 31 operating plants, one research facility and several market-focused innovation centers. In addition to aluminum rolled products plants, our South American businesses include bauxite mining, alumina refining, primary aluminum smelting and power generation facilities that are integrated with our rolling plants in Brazil. We are the only company of our size and scope focused solely on aluminum rolled products markets and capable of local supply of technologically sophisticated products in all of these geographic regions.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Special Note Regarding Forward-Looking Statements and Market Data” and “Risk Factors.”

Background and Basis of Presentation

On May 18, 2004, Alcan announced its intention to transfer its rolled products businesses into a separate company and to pursue a spin-off of that company to its shareholders. The spin-off occurred on January 6, 2005 following approval by Alcan’s board of directors and shareholders, and legal and regulatory approvals. Alcan shareholders received one Novelis common share for every five Alcan common shares held.

Acquisition by Hindalco

On May 15, 2007, the company was acquired by Hindalco through its indirect wholly-owned subsidiary pursuant to the Arrangement at a price of $44.93 per share. The aggregate purchase price for all of the company’s common shares was $3.4 billion, and $2.8 billion of Novelis’ debt was also assumed for a total transaction value of $6.2 billion. Subsequent to completion of the Arrangement on May 15, 2007, all of our common shares were indirectly held by Hindalco.

As discussed in “Note 1 — Business and Summary of Significant Accounting Policies” to our Audited Financial Statements included elsewhere in this prospectus, the Arrangement was recorded in accordance with SAB 103. Accordingly, in the accompanying consolidated balance sheets, the consideration and related costs paid by Hindalco in connection with the acquisition have been “pushed down” to us and have been allocated to the assets acquired and liabilities assumed in accordance with FASB 141. Due to the impact of push down accounting, the company’s consolidated financial statements and certain note presentations separate the company’s presentation into two distinct periods to indicate the application of two different bases of accounting between the periods presented: (1) the periods up to, and including, the May 15, 2007 acquisition date (labeled “Predecessor”) and (2) the periods after that date (labeled “Successor”). The financial statements included elsewhere in this prospectus include a black line division which indicates that the Predecessor and Successor reporting entities shown are not comparable.

Combined Financial Results of the Predecessor and Successor

For purposes of management’s discussion and analysis of the results of operations in this prospectus, we combined the results of operations for the period ended May 15, 2007 of the Predecessor with the period ended March 31, 2008 of the Successor. We believe the combined results of operations for the year ended March 31, 2008 provide management and investors with a more meaningful perspective on Novelis’ financial and operational performance than if we did not combine the results of operations of the Predecessor and the

Successor in this manner. Similarly, we combine the financial results of the Predecessor and the Successor when discussing segment information and sources and uses of cash for the year ended March 31, 2008.

The combined results of operations are non-GAAP financial measures, do not include any pro forma assumptions or adjustments and should not be used in isolation or substitution of the Predecessor’s and the Successor’s results. Shown below are combining schedules of (1) shipments and (2) our results of operations for periods allocable to the Successor, the Predecessor and the combined presentation for the year ended March 31, 2008 that we use throughout the discussion of results from operations.

	May 16, 2007	April 1, 2007
	through	through	Year Ended
Shipments (In kt):	March 31, 2008	May 15, 2007	March 31, 2008
	Successor	Predecessor	Combined
Rolled products(1)	2,640	348	2,988
Ingot products(2)	147	15	162

Total shipments	2,787	363	3,150

(1)	Rolled products include tolling (the conversion of customer-owned metal).

(2)	Ingot products include primary ingot in Brazil, foundry products in Korea and Europe, secondary ingot in Europe and other miscellaneous recyclable aluminum.

	May 16, 2007	April 1, 2007
	through	through	Year Ended
Results of Operations (In millions)	March 31, 2008	May 15, 2007	March 31, 2008
	Successor	Predecessor	Combined
Net sales	$9,965	$1,281	$11,246

Cost of goods sold (exclusive of depreciation and amortization shown below)	9,042	1,205	10,247
Selling, general and administrative expenses	319	95	414
Depreciation and amortization	375	28	403
Research and development expenses	46	6	52
Interest expense and amortization of debt issuance costs	191	27	218
Interest income	(18)	(1)	(19)
Gain on change in fair value of derivative instruments, net	(22)	(20)	(42)
Restructuring charges, net	6	1	7
Equity in net income of non-consolidated affiliates	(25)	(1)	(26)
Other (income) expenses, net	(6)	35	29

	9,908	1,375	11,283

Income (loss) before income taxes	57	(94)	(37)
Income tax provision	73	4	77

Net loss	(16)	(98)	(114)
Net income (loss) attributable to noncontrolling interests	4	(1)	3

Net loss attributable to our common shareholder	$(20)	$(97)	$(117)

Change in Fiscal Year End

On June 26, 2007, our board of directors approved the change of our fiscal year end to March 31 from December 31. On June 28, 2007, we filed a Transition Report on Form 10-Q for the three month period ended March 31, 2007 with the SEC pursuant to Rule 13a-10 under the Exchange Act for transition period reporting.

Throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Management’s Discussion and Analysis”), data for all periods, except as of and for the year ended March 31, 2007, are derived from our financial statements included elsewhere in this prospectus. All data as of and for the year ended March 31, 2007 are derived from our unaudited condensed consolidated financial statements included in our transition period ended March 31, 2007 and our Quarterly Report on Form 10-Q for the period ended December 31, 2007.

Accompanying Financial Statements

We have included financial statements for the following periods elsewhere in this prospectus:

•	Unaudited Financial Statements: the unaudited condensed consolidated financial statements of the Successor as of and for the six months ended September 30, 2009 and September 30, 2008 (the “Unaudited Financial Statements”).

•	Audited Financial Statements:

•	the audited consolidated financial statements of the Successor as of and for the year ended March 31, 2009, as of March 31, 2008 and for the period May 16, 2007, through March 31, 2008; and

•	the audited consolidated financial statements of the Predecessor for the period April 1, 2007 through May 15, 2007, for the three months ended March 31,2007, and for the year ended December 31, 2006 (the “Audited Financial Statements”).

Highlights

Key factors that have recently impacted our business are discussed briefly below and are discussed in further detail throughout the Management’s Discussion and Analysis and “Segment Review.”

•	We reported pre-tax income of $301 million for the second quarter of fiscal 2009, as compared to pre-tax loss of $272 million for the second quarter of fiscal 2008. Results include $254 million of unrealized gains on derivatives as compared to $221 million of losses in the prior year second quarter. The $254 million of unrealized gains includes a $169 million reversal of previously recognized losses upon settlement of derivatives and $85 million of unrealized gains relating to mark to market adjustments on metal and currency derivatives. The results for the second quarter of fiscal 2008 also include a $26 million gain on the reversal of a legal claim.

•	We reported pre-tax income of $574 million for the six months ended September 30, 2009, as compared to pre-tax loss of $211 million for the six months ended September 30, 2008. Results include $553 million of unrealized gains on derivatives as compared to $201 million of losses in the prior year. The $553 million of unrealized gains includes a $410 million reversal of previously recognized losses upon settlement of derivatives and $143 million of unrealized gains relating to mark to market adjustments on metal and currency derivatives. The results for the six months ended September 30, 2008 also include a $26 million gain on the reversal of a legal claim.

•	We reported a Net loss attributable to our common shareholder of $1.9 billion for the year ended March 31, 2009, which includes non-cash impairment charges of $1.5 billion, unrealized losses on derivatives instruments of $519 million, $95 million in restructuring charges and a $122 million gain on a debt exchange transaction, compared to a Net loss attributable to our common shareholder of $117 million for the corresponding period in fiscal 2008. The prior year Net loss attributable to our common shareholder included $45 million of stock compensation expense and $32 million of transaction fees associated with Hindalco’s acquisition of Novelis.

•	Impairment charges made to goodwill and investments in affiliates totaling $1.5 billion reflected the global economic environment and the related market increase in the cost of capital in fiscal 2009.

•	The unrealized loss on derivative instruments for fiscal 2009 was $519 million, compared to a $3 million loss in the prior year period. We use derivative instruments to hedge forecasted purchases of aluminum and other commodities and related foreign currency exposures. This loss primarily reflects the drop in the price of aluminum during the current year from $3,292 per tonne in July 2008 to $1,365 per tonne at March 31, 2009.

•	Shipments of flat rolled products in the three and six months ended September 30, 2009 were 8% and 12% less than the comparable three and six month periods a year ago, which was before the global economic slowdown. However, flat rolled shipments for the second quarter of fiscal 2009 were up in all regions over the first quarter of fiscal 2010, with the most significant increases in South America and Europe. Shipments of flat rolled products were 14% higher than the low levels experienced in the fourth quarter of fiscal 2009.

•	Shipments to construction, automotive and industrial companies were significantly impacted in the second half of fiscal 2009 and the first half of fiscal 2010 by the economic downturn while can sheet shipments remained stable in most regions.

•	Inventory levels were effectively managed despite slowing business conditions. Metal inventories as of September 30, 2009 totaled 325 kt up 9% from an inventory level of 299 kt as of March 31, 2009.

Business and Industry Climate

The global economic slowdown has negatively impacted our sales and shipment levels as well as our profitability, operating cash flows and liquidity. During the last six months of fiscal 2009, we experienced rapidly declining aluminum prices and sharply lower end customer demand. However, beverage and food can shipments, which represent between 50% and 60% of our rolled products business, stabilized during the first quarter of fiscal 2010 at levels which are only moderately below historical levels. The impacts were more severe in construction, automotive and industrial markets, although conditions have now also stabilized in those product categories. On a regional basis, the impacts were most severe in Europe, Asia and North America.

	Three Months Ended				Year Ended	Three Months Ended
	June 30,	September 30,	December 31,	March 31,	March 31,	June 30,	September 30,
Key Sales and Shipment Trends	2008	2008	2008	2009	2009	2009	2009
		(In millions, except shipments which are in kt)

Net sales	$3,103	$2,959	$2,176	$1,939	$10,177	$1,960	$2,181
Percentage increase (decrease) in net sales versus comparable previous year period	10%	5%	(20)%	(32)%	(10)%	(37)%	(26)%
Rolled product shipments:
North America	$286	$293	$242	$246	$1,067	254	258
Europe	271	254	197	188	910	185	203
Asia	133	122	106	86	447	130	139
South America	87	87	87	85	346	81	93

Total	777	756	632	605	2,770	650	693

Beverage and food cans	417	416	363	361	1,557	395	407
All other rolled products	360	340	269	244	1,213	255	286

Total	777	756	632	605	2,770	650	693

Percentage increase (decrease) in rolled products shipments versus comparable previous year period:
North America	3%	5%	(10)%	(11)%	(3)%	(11)%	(12)%
Europe	(5)%	(8)%	(19)%	(30)%	(15)%	(32)%	(20)%
Asia	13%	5%	(21)%	(30)%	(9)%	(2)%	14%
South America	16%	13%	5%	(2)%	7%	(7)%	7%

Total	3%	1%	(13)%	(20)%	(7)%	(16)%	(8)%

Beverage and food cans	11%	9%	(6)%	(7)%	2%	(5)%	(2)%
All other rolled products	(5)%	(7)%	(22)%	(33)%	(17)%	(29)%	(16)%

Total	3%	1%	(13)%	(20)%	(7)%	(16)%	(8)%

Importantly, we have taken a number of actions to adjust our metal intake, cut back on production and reduce costs and discretionary spending. These actions have succeeded in preserving adequate liquidity levels while lowering our fixed cost structure to a level which allows us to operate with positive cash flow in the current low demand environment.

While there continues to be some level of uncertainty with regard to the timing and pace of global economic recovery, we are seeing signs of recovery in Asia, North America and Europe. We expect to see gradual improvement in profitability and liquidity levels during the remainder of fiscal 2010 and do not believe we are exposed to significant further downside risk versus the demand levels experienced in the fourth quarter of fiscal 2009.

All of these matters are discussed in further detail in “Results of Operations” and “Liquidity and Capital Resources.”

Business Model and Key Concepts

Most of our business is conducted under a conversion model, which allows us to pass through increases or decreases in the price of aluminum to our customers. Nearly all of our products have a price structure with two components: (i) a pass-through aluminum price based on the LME plus local market premiums and (ii) a “conversion premium” price on the conversion cost to produce the rolled product which reflects, among other factors, the competitive market conditions for that product.

A key component of our conversion model is the use of derivative instruments on projected aluminum requirements to preserve our conversion margin. We enter into forward metal purchases simultaneous with the sales contracts that contain fixed metal prices. These forward metal purchases directly hedge the economic risk of future metal price fluctuation associated with these contracts. The recognition of unrealized gains and losses on metal derivative positions typically precedes customer delivery and revenue recognition under the related fixed forward priced contracts. The timing difference between the recognition of unrealized gains and losses on metal derivatives and revenue recognition impacts income (loss) before income taxes and net income (loss). Gains and losses on metal derivative contracts are not recognized in segment income until realized. We also enter into forward metal purchases, aluminum futures and options to hedge our exposure to rising metal prices and sales contracts with metal price ceilings. Additionally, we sell short-term LME futures contracts to reduce the cash flow volatility of fluctuating metal prices associated with the metal price lag.

The average and closing prices based upon the LME for aluminum for the six months ended September 30, 2009 and 2008 and the years ended March 31, 2009, 2008 and 2007 are as follows:

						Percent Change
						Six Months
						Ended	Year Ended	Year Ended
						September 30,	March 31,	March 31,
	Six Months					2009	2009	2008
	Ended					Versus	Versus	Versus
	September 30,		Year Ended March 31,			September 30,	March 31,	March 31,
London Metal Exchange Prices	2009	2008	2009	2008	2007	2008	2008	2007
	Successor	Successor	Successor	Combined	Predecessor

Aluminum (per metric tonne, and presented in U.S. dollars):
Closing cash price as of end of period	$1,850	$2,395	$1,365	$2,935	$2,792	(22.8)%	(53.5)%	5.1%
Average cash price during period	$1,651	$2,865	$2,234	$2,624	$2,665	(42.4)%	(14.9)%	(1.5)%

LME prices for aluminum (the “LME prices”) have significantly declined since the high point of $3,292 per tonne in July 2008. Prices closed at $1,850 per tonne on September 30, 2009, after hitting a low of $1,254 per tonne in February 2009. Rapid changes in LME prices have the following impacts on our business:

•	Our products have a price structure based upon the LME price. Increases or decreases in the LME price have a direct impact on net sales, cost of goods sold and working capital.

•	We pay cash to brokers to settle derivative contracts in advance of billing and collecting cash from our customers, which negatively impacts our liquidity position. The lag between derivative settlement and customer collection typically ranges from 30 to 60 days, which temporarily reduces our liquidity in periods following declines in LME. During the six months ended September 30, 2009, we had net outflows of $416 million for payments related to the settlement of derivatives.

LME prices have increased 36% from the March 31, 2009 closing price of $1,365 per tonne to $1,850 per tonne at September 30, 3009 which resulted in $49 million and $97 million of net gains on change in fair value of metal derivatives during the three and six months ended September 30, 2009, respectively.

Metal Price Ceilings

We have one remaining sales contract which contains a ceiling over which metal prices cannot be contractually passed through to a certain customer. This contract, which expires on December 31, 2009, negatively impacts our margins and operating cash flows when the price we pay for metal is above the ceiling price contained in this contract. We calculate and report this difference to be approximately the difference between the quoted purchase price on the LME (adjusted for any local premiums and for any price lag associated with purchasing or processing time) and the metal price ceiling in our contracts. Cash flows from operations are negatively impacted by the same amounts, adjusted for any timing difference between customer receipts and vendor payments, and offset partially by reduced income taxes.

We recently entered into a new multi-year agreement to continue supplying similar volumes to the same customer upon the expiration of the contract containing the metal price ceiling. This new agreement becomes effective January 1, 2010, and does not contain a metal price ceiling.

LME prices remained below the ceiling price for the first five months of fiscal 2010. However, due to increases in LME during the month of September 2009, we were unable to pass through $4 million of metal purchase costs associated with sales under this contract for the three and six months ended September 30, 2009. For the three and six months ended September 30, 2008 and the years ended March 31, 2009, 2008 and 2007, we were unable to pass through approximately $74, $152, $176, $230 and $460 million, respectively, of metal purchase costs associated with sales under this contract. Based upon a September 30, 2009 aluminum price of $1,850 and our best estimate of shipment volumes, we estimate that we will be unable to pass through additional aluminum purchase costs of approximately $4 million through December 31, 2009 when this contract expires.

In periods in which we are affected by the metal price ceiling, we employ the following actions to manage and mitigate the risks associated with metal price ceilings and rising prices that we cannot pass through to certain customers:

•	We maximize the amount of our internally supplied metal inputs from our smelting, refining and mining operations in Brazil and rely on output from our recycling operations which utilize used beverage cans (UBCs). Both of these sources of aluminum supply have historically provided an offsetting benefit to the metal price ceiling contracts. We refer to these two sources as “internal hedges.”

•	We entered into derivative instruments to hedge projected aluminum volume requirements above our assumed internal hedge position, mitigating our exposure to further increases in LME prices. As a result of these instruments, we will continue to incur cash losses related to these contracts even if LME prices remain below the ceiling price. As of September 30, 2009 the fair value of the liability associated with these derivative instruments was $14 million.

In connection with the allocation of purchase price (i.e., total consideration) paid by Hindalco, we established reserves totaling $655 million as of May 15, 2007 to record these contracts at fair value. These reserves are being accreted into net sales over the remaining lives of the underlying contracts. This accretion has no impact on cash flow. For the three and six months ended September 30, 2009, we recorded accretion of $52 million and $107 million, respectively. The three and six months ended September 30, 2008 included accretion of $61 million and $125 million, respectively. As of September 30, 2009, the balance of these reserves is approximately $45 million which will be amortized into sales during the third quarter of fiscal 2010.

Metal Price Lag

On certain sales contracts we experience timing differences on the pass through of changing aluminum prices from our suppliers to our customers. Additional timing differences occur in the flow of metal costs through moving average inventory cost values and cost of goods sold (exclusive of depreciation and amortization). In periods of declining prices, our earnings are negatively impacted by this timing difference while the opposite is true in periods of rising prices. We refer to this timing difference as “metal price lag.” We sell short-term LME forward contracts to help mitigate our exposure to metal price lag.

Certain of our sales contracts, most notably in Europe, contain fixed metal prices for periods of time ranging from four to 36 months. We typically enter into forward metal purchases simultaneous with these sales contracts.

Foreign Exchange Impact

Fluctuations in foreign exchange rates also impact our operating results. The following table presents the average of the month-end exchange rates and changes from the prior year period:

	Six Months
	Ended		U.S. Dollar	Year Ended		U.S. Dollar	Year Ended		U.S. Dollar
	September 30,		Strengthen/	March 31,		Strengthen/	March 31,		Strengthen/
	2009	2008	(Weaken)	2009	2008	(Weaken)	2008	2007	(Weaken)

U.S. dollar per Euro	1.409	1.520	7.3%	1.411	1.432	1.5%	1.432	1.294	(10.7)%
Brazilian real per U.S. dollar	1.932	1.673	15.5	1.982	1.837	7.9	1.837	2.148	(14.5)
South Korean won per U.S. dollar	1,261	1,065	18.4	1,224	932	31.3	932	944	(1.3)
Canadian dollar per U.S. dollar	1.115	1.028	8.5	1.134	1.025	10.6	1.025	1.135	(9.7)

The U.S. dollar weakened as compared to the local currency in all regions during the three and six months ended September 30, 2009. In Europe and Asia, the weakening of the U.S. dollar resulted in foreign exchange gains as these operations are recorded in local currency. In Brazil, where the U.S. dollar is the functional currency due to predominantly U.S. dollar selling prices and local currency operating costs, we incurred foreign exchange losses as the U.S. dollar weakened.

The U.S. dollar strengthened as compared to the local currency in all regions during the year ended March 31, 2009, as compared to a weakened U.S. dollar for the year ended March 31, 2008. In Asia, the strengthening of the U.S. dollar resulted in foreign exchange losses as the operations there are recorded in local currency, with a larger portion of our liabilities denominated in the U.S. dollar, including metal purchases and long-term debt. In Brazil, where we have predominantly U.S. dollar selling prices and local currency operating costs, we benefited as the U.S. dollar strengthened during the period.

See “Segment Review” for each of the periods presented below for additional discussion of the impact of foreign exchange on the results of each region.

Results of Operations

Six Months Ended September 30, 2009 Compared with the Six Months Ended September 30, 2008

For the six months ended September 30, 2009, we reported net income attributable to our common shareholder of $338 million on net sales of $4.1 billion, compared to the six months ended September 30, 2008 when we reported net loss attributable to our common shareholder of $80 million on net sales of $6.1 billion. The reduction in sales is due to 43% lower average LME prices as well as lower shipments of flat rolled products primarily in Europe and North America.

Cost of goods sold (exclusive of depreciation and amortization) decreased $2.4 billion, or 42%, which primarily reflects lower metal costs. Selling, general and administrative expenses decreased $12 million, or 7%, primarily due to reductions in selling costs and professional fees.

The six months ended September 30, 2009 was impacted by $553 million in unrealized gains on derivative instruments, as compared to $201 million of losses in the six months ended September 30, 2008. We also recorded an income tax provision of $199 million in the six months ended September 30, 2009, as compared to a $133 million income tax benefit in the prior year. These items are discussed in further detail below.

Segment Review

The tables below show selected segment financial information (in millions, except shipments which are in kt). For additional financial information related to our operating segments. See “Note 21 — Segment, Geographical Area and Major Customer Information” to our Audited Financial Statements and “Note 15 — Segment, Major Customer and Major Supplier Information” to our Unaudited Financial Statements included elsewhere in this prospectus.

Selected Operating Results
Six Months Ended September 30, 2009	North			South
(In millions, except shipments which are in kt)	America	Europe	Asia	America	Eliminations	Total

Net sales	$1,589	$1,400	$708	$456	$(12)	$4,141
Shipments (kt)
Rolled products	512	388	269	174	—	1,343
Ingot products	15	42	1	14	—	72

Total shipments	527	430	270	188	—	1,415

Selected Operating Results
Six Months Ended September 30, 2008	North			South
(In millions, except shipments which are in kt)	America	Europe	Asia	America	Eliminations	Total

Net sales	$2,194	$2,315	$968	$595	$(10)	$6,062
Shipments (kt)
Rolled products	579	525	255	174	—	1,533
Ingot products	23	55	11	11	—	100

Total shipments	602	580	266	185	—	1,633

The following table reconciles changes in Segment income for the six months ended September 30, 2008 to six months ended September 30, 2009:

	North			South
Changes in Segment Income (In millions)	America	Europe	Asia	America

Segment income — six months ended September 30, 2008	$44	$173	$28	$95
Volume:
Rolled products	(43)	(132)	4	(3)
Other	—	(1)	(1)	2
Conversion premium and product mix	27	68	21	24
Conversion costs(1)	43	30	26	7
Metal price lag	52	(72)	(42)	(6)
Foreign exchange	12	35	42	(9)
Other changes(2)	(3)	(8)	8	(63)

Segment income — six months ended September 30, 2009	$132	$93	$86	$47

(1)	Conversion costs include expenses incurred in production such as direct and indirect labor, energy, freight, scrap usage, alloys and hardeners, coatings, alumina and melt loss. Fluctuations in this component reflect cost efficiencies during the period as well as cost inflation (deflation).

(2)	Other changes include selling, general & administrative costs and research and development for all segments and certain other items which impact one or more regions, including such items as the impact of purchase accounting and metal price ceiling contracts. Significant fluctuations in these items are discussed below.

North America

North America experienced a reduction in demand in the six months ended September 30, 2009 as most industry sectors were impacted by the economic downturn. In the six months ended September 30, 2009, shipments decreased by 12% to 512 kt as compared to the prior year period. Net sales for the six months ended September 30, 2009 were down $605 million, or 28%, as compared to the prior year period due to a lower average LME price as well as lower shipments. The can business remains relatively stable, but shipments of most other products are below the prior year level.

Segment income for the six months ended September 30, 2009 was $132 million, up $88 million as compared to the prior year period. Reductions in conversion costs, and improved conversion premiums and net favorable metal price lag all had a positive impact on segment income, more than offsetting volume reductions. Conversion cost improvements primarily relate to reduction in energy, melt loss, labor costs, freight and repairs and maintenance as compared to the prior year period. Other changes include a $18 million reduction to the net favorable impact of acquisition related fair value adjustments, partially offset by a $7 million reduction in selling, general and administrative expenses and $8 million higher benefit from used beverage cans.

Europe

Europe has also experienced a significant reduction in demand in all industry sectors with flat rolled shipments and net sales down 26% and 40%, respectively, compared to the prior year. The volume reduction had a $311 million unfavorable impact on net sales, with the remaining decrease reflecting the impact of lower LME prices.

Segment income for the six months ended September 30, 2009 was $93 million, down from $173 million in the comparative period of the prior year. Volume and metal price lag unfavorably impacted segment income but these impacts were partially offset by favorable conversion premiums, reductions in conversion costs and foreign exchange remeasurement. The favorable impact of conversion costs relates to decreases in labor and energy costs, as well as a reduction in repair and maintenance expense and freight as compared to the prior year period.

Asia

As discussed above, we have seen a recovery in demand in Asia, driven mostly from China and Korea, with flat rolled shipments for the six months ended September 30, 2009 up 5% as compared to the prior year period. We expect customer demand to continue at these levels. Net sales decreased $260 million, or 27%, reflecting the impact of lower LME prices.

Segment income increased to $86 million for the six months ended September 30, 2009 from $28 million in the prior year period due to improvements in conversion premiums, conversion costs and foreign exchange remeasurement, partially offset by unfavorable metal price lag. Conversion cost improvements primarily relate to reduction in energy, labor costs, and repairs and maintenance as compared to the prior year period.

South America

Total shipments increased 2% over the prior year period, with rolled products shipments essentially flat and net sales down 23% as compared to the prior year due to lower LME prices, partially offset by higher conversion premiums. Can shipments represent between 80 and 85% of our flat rolled shipments in South America and can production has been stable with shipments constant year over year.

Segment income for South America decreased $48 million as compared to the prior year period. This decrease in segment income is due to a $51 million decrease in the smelter benefit compared to the prior year period and a $13 million reduction in the benefit associated with used beverage cans, included in Other changes in the table above. The benefits from our smelter operations in South America decline as average LME prices decrease. While LME prices increased during the second quarter, the average is still 43% below the prior year comparative period. These negative impacts were partially offset by favorable conversion premiums.

Costs such as depreciation and amortization, interest expense and unrealized gains (losses) on changes in the fair value of derivatives are not utilized by our chief operating decision maker in evaluating segment performance. The table below reconciles income from reportable segments to Net income attributable to our common shareholder for the six months ended September 30, 2009 and 2008 (in millions).

	Six Months Ended
	September 30,
(In millions)	2009	2008
	Successor	Successor

North America	$132	$44
Europe	93	173
Asia	86	28
South America	47	95
Corporate and other(1)	(34)	(33)
Depreciation and amortization	(192)	(223)
Interest expense and amortization of debt issuance costs	(87)	(91)
Interest income	6	10
Unrealized gains (losses) on change in fair value of derivative instruments, net	553	(201)
Adjustment to eliminate proportional consolidation(2)	(33)	(36)
Restructuring recoveries (charges), net	(6)	1
Other costs, net	9	22

Income (loss) before income taxes	574	(211)
Income tax provision (benefit)	199	(133)

Net income (loss)	375	(78)
Net income attributable to noncontrolling interests	37	2

Net income (loss) attributable to our common shareholder	$338	$(80)

(1)	Corporate and other includes functions that are managed directly from our corporate office, which focuses on strategy development and oversees governance, policy, legal compliance, human resources and finance matters. These expenses have not been allocated to the regions.

(2)	Our financial information for our segments (including Segment income) includes the results of our non-consolidated affiliates on a proportionately consolidated basis, which is consistent with the way we manage our business segments. However, under GAAP, these non-consolidated affiliates are accounted for using the equity method of accounting. Therefore, in order to reconcile Income from reportable segments to Net income attributable to our common shareholder, the proportional Segment income of these non-consolidated affiliates is removed from Income from reportable segments, net of our share of their net after-tax results, which is reported as equity in net (income) loss of non-consolidated affiliates on our condensed consolidated statements of operations. See “Note 5 — Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions” to our Unaudited Financial Statements included elsewhere in this prospectus for further information about these non-consolidated affiliates.

Depreciation and amortization decreased $31 million from the prior year period due to the reductions in depreciation on fixed assets, primarily in Europe. Certain fair value adjustments recorded in connection with the Arrangement were fully amortized in the six months ended September 30, 2009.

Interest expense and amortization of debt issuance costs decreased primarily due to lower average interest rates on our variable rate debt. Approximately 16% of our debt was variable rate as of September 30, 2009.

Unrealized gains on the change in fair value of derivative instruments represent the mark to market accounting for changes in the fair value of our derivatives that do not receive hedge accounting treatment. In the six months ended September 30, 2009, the $553 million of unrealized gains consists of (1) $410 million reversal of previously recognized losses upon settlement of these derivatives and (2) $143 million of unrealized gains relating to mark to market adjustments. For the six months ended September 30, 2008 we recorded $201 million of unrealized losses.

Adjustment to eliminate proportional consolidation of $33 million for the six months ended September 30, 2009 was flat as compared to $36 million in the prior year period. This adjustment primarily relates to depreciation and amortization and income taxes at our Aluminium Norf GmbH joint venture. Income taxes related to our equity method investments are reflected in the carrying value of the investment and not in our consolidated income tax provision.

Restructuring charges in the six months ended September 30, 2009 relate to additional expenses associated with previously announced restructuring actions in Europe. See “Note 2 — Restructuring Programs” to our Unaudited Financial Statements included elsewhere in this prospectus.

For the six months ended September 30, 2009, we recorded a $199 million income tax provision on our pre-tax income of $594 million, before our equity in net loss of non-consolidated affiliates and noncontrolling interests, which represented an effective tax rate of 34%. Our effective tax rate differs from the Canadian statutory rate primarily due to the following factors: (1) $20 million expense for (a) pre-tax foreign currency gains or losses with no tax effect and (b) the tax effect of U.S. dollar denominated currency gains or losses with no pre-tax effect, (2) $36 million expense for exchange remeasurement of deferred income taxes, (3) $4 million benefit from expense/income items with no tax, (4) $9 million benefit from differences between the Canadian statutory and foreign effective tax rates applied to entities in different jurisdictions and (5) $25 million benefit from a decrease in uncertain tax positions.

For the six months ended September 30, 2008, we recorded a $133 million income tax benefit on our pre-tax loss of $211 million, before our equity in net loss of non-consolidated affiliates and noncontrolling interests, which represented an effective tax rate of 63%. Our effective tax rate differs from the Canadian statutory rate primarily due to the following factors: (1) $13 million benefit for (a) pre-tax foreign currency gains or losses with no tax effect and (b) the tax effect of U.S. dollar denominated currency gains or losses with no pre-tax effect, (2) $21 million benefit for exchange remeasurement of deferred income taxes and (3) a $68 million benefit for differences between the Canadian statutory and foreign effective tax rates applied to entities in different jurisdictions.

Year Ended March 31, 2009 Compared With the Year Ended March 31, 2008 (Twelve Months Combined Non-GAAP)

Positive trends in the demand for aluminum products and inflationary movement in average LME prices during the first six months of fiscal 2009 were reversed sharply in the third fiscal quarter of fiscal 2009 and continued into the fourth quarter.

For the year ended March 31, 2009, we realized a Net loss attributable to our common shareholder of $1.9 billion on net sales of $10.2 billion, compared to the year ended March 31, 2008 when we realized a Net loss attributable to our common shareholder of $117 million on net sales of $11.2 billion. The reduction in sales is due to the decrease in the average LME price as well as a reduction in demand for flat rolled products in most regions during the last six months of fiscal 2009.

Cost of goods sold (exclusive of depreciation and amortization) decreased $1.0 billion, or 10%, and stayed flat as percentage of net sales as compared to the prior year period on an overall basis. Selling, general and administrative expenses decreased $96 million, or 23%, primarily due to reductions in professional fees and employee-related costs, including incentive compensation associated with the Arrangement.

The current year results include non-cash asset impairment charges totaling $1.5 billion. The impairment charges are discussed in more detail under “Critical Accounting Policies and Estimates.”

The current year was also impacted by $519 million in non-cash unrealized losses on derivative instruments and $95 million in restructuring charges. These negative factors were partially offset by a $122 million gain on the extinguishment of debt. We also recorded an income tax benefit of $246 million on our net loss, as compared to a $77 million income tax provision in the prior year. These items are discussed in further detail below.

Segment Review (On a combined non-GAAP basis)

The tables below show selected segment financial information.

Selected Operating Results	Reportable Segments
Year Ended March 31, 2009	North			South
(In millions, except shipments which are in kt)	America	Europe	Asia	America	Eliminations	Total

Net sales	$3,930	$3,718	$1,536	$1,007	$(14)	$10,177
Shipments (kt)
Rolled products	1,067	910	447	346	—	2,770
Ingot products	42	99	13	19	—	173

Total shipments	1,109	1,009	460	365	—	2,943

Selected Operating Results	Reportable Segments
Year Ended March 31, 2008	North			South
(In millions, except shipments which are in kt)	America	Europe	Asia	America	Eliminations	Total
(Combined)

Net sales	$4,101	$4,338	$1,818	$994	$(5)	$11,246
Shipments (kt)
Rolled products	1,102	1,071	491	324	—	2,988
Ingot products	64	35	39	24	—	162

Total shipments	1,166	1,106	530	348	—	3,150

The following table reconciles changes in Segment income for the year ended March 31, 2008 to the year ended March 31, 2009:

	Reportable Segments
	North			South
Changes in Segment Income (In millions)	America	Europe	Asia	America

Segment income — year ended March 31, 2008	$242	$273	$52	$161
Volume:
Rolled products	(28)	(156)	(35)	5
Other	—	(3)	(4)	(9)
Conversion premium and product mix	22	68	26	(3)
Conversion costs(1)	(57)	12	(14)	(36)
Metal price lag	(87)	66	63	(1)
Foreign exchange	(26)	(40)	(10)	14
Other changes(2)	16	16	8	8

Segment income — year ended March 31, 2009	$82	$236	$86	$139

(1)	Conversion costs include expenses incurred in production such as direct and indirect labor, energy, freight, scrap usage, alloys and hardeners, coatings, alumina and melt loss. Fluctuations in this component reflect cost efficiencies during the period as well as cost inflation (deflation).

(2)	Other changes include selling, general & administrative costs and research and development for all segments and certain other items which impact one or more regions, including such items as the impact of purchase accounting and metal price ceiling contracts. Significant fluctuations in these items are discussed below.

North America

Net sales for fiscal 2009 were down $171 million, or 4%, as compared to the fiscal 2008 period due to lower volume and a lower average LME price. While shipments were down 5% for fiscal 2009 as compared to fiscal 2008, shipments in the second half of fiscal 2009 were down 16% as compared to the first half of the year.

Segment income for fiscal 2009 was $82 million, down $160 million as compared to the prior year, due to the negative impact of metal price lag, conversion costs, volume decreases and foreign exchange fluctuations related to our operations in Canada. The negative impact of conversion costs relates to increases in energy costs and freight as compared to the prior year.

Other changes reflect $11 million in acquisition-related stock compensation expense in the prior year period, and an $18 million favorable impact related to metal price ceiling contracts as compared to the prior year. Selling, general and administrative costs were down $22 million as compared to the prior year as the cost reduction initiatives have begun to favorably impact results. These favorable changes were partially offset by a $23 million reduction in the net favorable impact of acquisition-related fair value adjustments and a $13 million reduction in the benefit associated with recycling used beverage cans.

Europe

Flat rolled shipments and net sales decreased 15% and 14%, respectively, compared to the prior year. The volume reduction had a $404 million unfavorable impact on net sales, with the remaining decrease reflecting the impact of lower LME prices and a stronger U.S. dollar. Demand for specialty, painted and light gauge products was down for fiscal 2009 as a result of the weak construction market, as well as reductions in demand for automotive products. Increases in beverage can and lithographic shipments in the first six months of fiscal 2009 were reversed in the second half of the fiscal year, resulting in year-over-year declines in both sectors.

Segment income for fiscal 2009 was $236 million, as compared to $273 million in the comparative period of the prior year. Volume and foreign currency remeasurement unfavorably impacted Segment income but these impacts were partially offset by favorable conversion premiums, metal price lag and conversion costs. The favorable impact of conversion costs relates to a reduction in labor costs, partially offset by increases in energy costs as compared to the prior year.

Other changes reflect a $13 million net favorable impact of income and expense items associated with acquisition-related fair value adjustments and $6 million of stock compensation expense in the prior year.

In the fourth quarter of 2009, we announced a number of restructuring actions across Europe, including the closure of our plant in Rogerstone, United Kingdom effective April 30, 2009. The closure of the Rogerstone plant resulted in the elimination of 440 positions, and we recorded approximately $20 million in severance-related costs. We also recorded $20 million in environmental remediation expenses and $3 million in other exit related costs related to the closure of this plant. We also recorded $12 million in non-cash fixed asset impairments, an $8 million write-down of parts and supplies, and a $3 million reduction to reserves associated with unfavorable contracts established as part of the Arrangement.

Cost reductions were also implemented through capacity and staff reductions at our Rugles, France and Ohle, Germany facilities with severance-related costs associated with these actions totaling $10 million in fiscal 2009.

Asia

Total shipments and net sales decreased 13% and 16%, respectively, with the largest shipment reductions in beverage can products, followed by electronics, construction and general purpose foil products. The volume reduction had a $242 million unfavorable impact on net sales with the remaining decrease reflecting the impact of lower LME prices.

The improvement in Segment income of $34 million from the year ended March 31, 2008 to the year ended March 31, 2009 was due to the favorable impact of metal price lag, improved conversion premiums and product mix, partially offset by the volume decreases, increases to conversion costs and foreign currency remeasurement. The conversion cost increases were primarily related to increases in energy costs as compared to the prior year period.

In response to reduced demand, we eliminated 34 positions in Asia in the fourth quarter of fiscal 2009 and recorded approximately $1 million in severance-related costs related to a voluntary retirement program. Also, during the year ended March 31, 2009, we recorded an impairment charge of approximately $5 million in Novelis Korea due to the obsolescence of certain production related fixed assets.

South America

Total shipments increased 5% over prior year, with rolled products shipments up 7%, but net sales increased only 1% as compared to the prior year due to lower LME prices.

Segment income for South America decreased $22 million as compared to the prior year period. Conversion costs increased due to cost inflation for energy, alumina, alloys and hardeners. Other changes reflect a $9 million net favorable impact of income and expense items associated with acquisition-related fair value adjustments, a $6 million reduction in selling, general and administrative expenses and $3 million of stock compensation expense in the prior year period. These positive impacts were partially offset by an $11 million decrease in the smelter benefit as the benefit from our smelter operations in South America declines as average LME prices decrease.

On January 26, 2009, we announced that we would cease the production of alumina at our Ouro Preto facility in May 2009. This resulted in the reduction of approximately 290 positions, including 150 employees and 140 contractors, and we recorded restructuring charges totaling $2 million related to severance in the fourth quarter of fiscal 2009. Other exit costs include less than $1 million related to the idling of the refinery. Other activities related to the facility, including electric power generation and the production of primary aluminum, will continue unaffected.

The table below reconciles Income from reportable segments to Net loss attributable to our common shareholder for the years ended March 31, 2009 and 2008.

	Year Ended March 31,
(In millions)	2009	2008
	Successor	Combined

North America	$82	$242
Europe	236	273
Asia	86	52
South America	139	161
Corporate and other(1)	(55)	(84)
Depreciation and amortization	(439)	(403)
Interest expense and amortization of debt issuance costs	(182)	(218)
Interest income	14	19
Unrealized losses on change in fair value of derivative instruments, net	(519)	(3)
Impairment of goodwill	(1,340)	—
Gain on extinguishment of debt	122	—
Impairment charges on long-lived assets	(1)	(1)
Adjustment to eliminate proportional consolidation(2)	(226)	(43)
Restructuring recoveries (charges), net	(95)	(7)
Other costs, net	10	(25)

Loss before income taxes	(2,168)	(37)
Income tax provision (benefit)	(246)	77

Net loss	(1,922)	(114)
Net income (loss) attributable to noncontrolling interests	(12)	3

Net loss attributable to our common shareholder	$(1,910)	$(117)

(1)	Corporate and Other includes functions that are managed directly from our corporate office, which focuses on strategy development and oversees governance, policy, legal compliance, human resources and finance matters. These expenses have not been allocated to the regions.

(2)	Our financial information for our segments (including Segment income) includes the results of our non-consolidated affiliates on a proportionately consolidated basis, which is consistent with the way we manage our business segments. However, under GAAP, these non-consolidated affiliates are accounted for using the equity method of accounting. Therefore, in order to reconcile Income from reportable segments to net loss attributable to our common shareholder, the proportional Segment income of these non-consolidated affiliates is removed from Income from reportable segments, net of our share of their net after-tax results, which is reported as equity in net (income) loss of non-consolidated affiliates on our condensed consolidated statements of operations. See “Note 10 — Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions” to our Audited Financial Statements included elsewhere in this prospectus for further information about these non-consolidated affiliates.

Corporate and other expenses declined versus the prior year primarily due to $22 million of stock compensation expenses associated with the Arrangement which were recognized in fiscal 2008 and lower incentive compensation expenses in the current year.

Depreciation and amortization increased $36 million primarily due to the increases in bases of our property, plant and equipment and intangible assets resulting from the Arrangement in the first quarter of fiscal 2008.

Interest expense and amortization of debt issuance costs decreased primarily due to lower average interest rates on our variable rate debt.

Unrealized losses on the change in fair value of derivative instruments represent the mark-to-market accounting for changes in the fair value of our derivatives that do not receive hedge accounting treatment. In the year ended March 31, 2009, these unrealized losses increased primarily attributable to falling LME prices. Our principal exposure to LME prices is related to derivatives on fixed forward price contracts. We hedge these contracts by purchasing aluminum futures contracts and these contracts decrease in value in periods of declining LME prices.

We recorded a $1.34 billion impairment charge related to goodwill in fiscal 2009.

The gain on extinguishment of debt related to the purchase of our 7.25% senior notes with a principal value of $275 million with the proceeds of an additional term loan with a face value of $220 million and an estimated fair value of $165 million. See “Liquidity and Capital Resources” below for additional discussion about the accounting for this purchase.

The adjustment to eliminate proportional consolidation includes a $160 million impairment charge related to our investment in our Norf joint venture. Excluding this impairment charge, the adjustment to eliminate proportional consolidation increased from $43 million in fiscal 2008 to $66 million in fiscal 2009 primarily related to our Norf joint venture due to a change in the statutory tax rate in Germany that was reflected in the prior year period. Income taxes related to our equity method investments, such as Norf, are reflected in the carrying value of the investment and not in our consolidated income tax provision.

Other costs, net for the 2009 fiscal year includes a $26 million non-cash gain on reversal of a legal accrual, as well as a $9 million charge for a tax settlement in Brazil. Sale transaction fees of $32 million associated with the Arrangement were recorded in fiscal 2008.

For the year ended March 31, 2009, we recorded a $246 million income tax benefit on our pre-tax loss of $2.0 billion, before our equity in net (income) loss of non-consolidated affiliates, which represented an effective tax rate of 12%. Our effective tax rate differs from the benefit at the Canadian statutory rate primarily due to the following factors: (1) $415 million related to a non-deductible goodwill impairment charge, (2) a $48 million benefit for exchange remeasurement of deferred income taxes, (3) a $61 million increase in valuation allowances primarily related to tax losses in certain jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses, (4) a $33 million benefit from differences between the Canadian statutory and foreign effective tax rates applied to entities in different jurisdictions and (5) a $2 million expense related to an increase in uncertain tax positions.

For the year ended March 31, 2008, we recorded a $77 million income tax provision on our pre-tax loss of $63 million, before our equity in net (income) loss of non-consolidated affiliates, which represented an effective tax rate of (122)%. Our effective tax rate differs from the benefit at the Canadian statutory rate primarily due to the following factors: (1) a $62 million provision for (a) pre-tax foreign currency gains or losses with no tax effect and (b) the tax effect of U.S. dollar denominated currency gains or losses with no pre-tax effect, (2) a $30 million increase for exchange remeasurement of deferred income taxes, (3) a $17 million benefit from the effects of enacted tax rate changes on cumulative taxable temporary differences, (4) a $7 million increase in valuation allowances primarily related to tax losses in certain jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses, and (5) a $17 million increase in uncertain tax positions recorded under the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”).

Year Ended March 31, 2008 Compared With the Year Ended March 31, 2007 (Twelve Months Combined Non-GAAP for both periods)

For the year ended March 31, 2008, we realized a Net loss attributable to our common shareholder of $117 million on net sales of $11.2 billion, as compared to the year ended March 31, 2007 when we realized a Net loss attributable to our common shareholder of $265 million on net sales of $10.2 billion. The 11%

increase in net sales was primarily due to increases in conversion premiums in all regions as well as $270 million of accretion in fair value reserves associated with the metal price ceiling contracts.

The reduction in the Net loss attributable to our common shareholder as compared to the prior year was primarily driven by the favorable impact of purchase accounting and increases in conversion premiums, partially offset by increased depreciation and amortization expense due to the acquisition by Hindalco.

Cost of goods sold (exclusive of depreciation and amortization) increased $618 million, or 6%, but decreased as a percentage of net sales as compared to the prior year period as a result of pricing improvements across all regions, partially offset by certain operating cost increases. Selling, general and administrative expenses decreased slightly as a result of reduced corporate costs, offset by increased stock compensation associated with the Arrangement. For the year ended March 31, 2008, we recorded income tax expense of $77 million, as compared to a $99 million income tax benefit. These items are discussed in further detail below.

Segment Review (On a combined non-GAAP basis)

The tables below show selected segment financial information.

Selected Operating Results	Reportable Segments
Year Ended March 31, 2008	North			South
(In millions, except shipments which are in kt)	America	Europe	Asia	America	Eliminations	Total
(Combined)

Net sales	$4,101	$4,338	$1,818	$994	$(5)	$11,246
Shipments (kt)
Rolled products	1,102	1,071	491	324	—	2,988
Ingot products	64	35	39	24	—	162

Total shipments	1,166	1,106	530	348	—	3,150

Selected Operating Results	Reportable Segments
Year Ended March 31, 2007	North			South
(In millions, except shipments which are in kt)	America	Europe	Asia	America	Eliminations	Total
(Predecessor)

Net sales	$3,721	$3,851	$1,711	$889	$(12)	$10,160
Shipments (kt)
Rolled products	1,135	1,071	460	285	—	2,951
Ingot products	74	15	45	28	—	162

Total shipments	1,209	1,086	505	313	—	3,113

The following table highlights changes in Segment income for the year ended March 31, 2007 as compared to the year ended March 31, 2008:

	Reportable Segments
	North			South
Changes in Segment Income (In millions)	America	Europe	Asia	America

Segment income — year ended March 31, 2007	$(54)	$276	$72	$182
Volume	(29)	5	12	19
Conversion premium and product mix	47	59	9	58
Conversion costs(1)	(60)	(6)	(17)	(10)
Metal price lag	(31)	(61)	9	(17)
Foreign exchange	6	16	(21)	(35)
Purchase accounting	242	(8)	(6)	(9)
Other changes(2)	121	(8)	(6)	(27)

Segment income — year ended March 31, 2008	$242	$273	$52	$161

(1)	Conversion costs include expenses incurred in production such as direct and indirect labor, energy, freight, scrap usage, alloys and hardeners, coatings, alumina and melt loss. Fluctuations in this component reflect cost efficiencies during the period as well as cost inflation (deflation).

(2)	Other changes include selling, general & administrative costs and research & development for all segments and certain other items which impact one or more regions, including such items as the impact of metal price ceiling contracts and stock compensation expense. Significant fluctuations in these items are discussed below.

North America

Net sales increased in the fiscal 2008 period as compared to the fiscal 2007 period primarily as a result of reduced exposure to contracts with price ceilings and contract fair value accretion. During the fiscal 2008 period, we were unable to pass through approximately $230 million of metal purchase costs. During the comparable period in 2007, we were unable to pass through approximately $460 million, for a net favorable impact of approximately $230 million. Sales in the fiscal 2008 period were also favorably impacted by $270 million related to the accretion of the contract fair value reserves as discussed in “Metal Price Ceilings,” increases in conversion premiums and the favorable impact of contracts priced in prior periods.

These favorable changes in sales were partially offset by a reduction in demand in the fiscal 2008 period as compared to the fiscal 2007 period and a lower average LME. Rolled product shipments were down 3% in North America in the fiscal 2008 period as compared to the fiscal 2007 period due to reduced industrial products, light gauge and lower can volumes. The reduction in demand led to a $165 million reduction in net sales as compared to the prior year. The average LME was 1.5% lower than in the prior year, which impacted sales in North America by $88 million as compared to the prior year.

Segment income for the fiscal 2008 period was $242 million, an increase of $296 million as compared to the fiscal 2007 period. The reduction of year-over-year ceiling exposure net of derivatives losses combined with the purchase accounting on these types of contracts favorably impacted fiscal 2008 Segment income. These favorable items were partially offset by increased conversion costs, the negative impact of metal price lag, lower volume and $11 million of stock compensation recorded as a result of the Arrangement.

Europe

Rolled product shipments were flat year-over-year driven by increased can volume that was offset by lower volumes in painted and general purpose products. Demand decreased due to lower construction activity in the European market. Ingot product shipment increased as a result of higher scrap sales.

Net sales increased 13% due to a strengthening of the euro against the U.S. dollar, higher conversion premiums and incremental volume of ingot products. While average LME was lower year-over-year, net sales increased from contracts priced in prior periods. This contributed approximately $100 million to net sales as compared to the prior year, but had no impact on Segment income as the metal costs were hedged at prior period prices, which were comparably higher.

Segment income for the fiscal 2008 period was $273 million, as compared to $276 million in the comparable prior year period. Segment income was favorably impacted by higher conversion premiums, increased ingot sales and foreign currency benefits. These positive factors were more than offset by unfavorable metal price lag, increased conversion costs and other changes. Other changes include a $6 million negative impact of incremental stock compensation expense recorded as a result of the Arrangement.

Asia

Shipments of rolled products and net sales were up a comparable 7% and 6%, respectively. Net sales increased $132 million as a result of higher conversion premiums and increased volume, partially offset by lower average LME during the period, which reduced net sales by $25 million. Increases in rolled products was due to increased demand in the can market, partially offset by a decline in shipments in the industrial and foil stock markets as a result of continued price pressure from Chinese exports, driven by the difference in aluminum metal prices on the Shanghai Futures Exchange and the LME.

Segment income decreased $20 million for the fiscal 2008 period as compared to the fiscal 2007 period. Segment income was unfavorably impacted by conversion costs and foreign exchange, partially offset by the benefit of increased volume and price. Other changes include a $4 million of incremental stock compensation expense recorded as a result of the Arrangement.

South America

Rolled product shipments increased during the year ended March 31, 2008 over the comparable prior year period primarily due to an increase in can shipments driven by strong market demand. This was slightly offset by reductions in the industrial products market. Net sales increased primarily as a result of increased price and volume.

Segment income for South America decreased $21 million as compared to the prior year period as favorable trends in volume and conversion premiums were more than offset by higher conversion costs, metal price lag and foreign exchange associated with the strengthening of the Brazilian real. Conversion costs increased due to cost inflation for energy, freight and other operating costs.

Other changes include an unfavorable impact of $13 million related to the smelter operations, as the benefits from our smelter operations in South America decline as average LME prices decrease. Also included within other changes is an $11 million unfavorable impact of lower average LME prices and $3 million of incremental stock compensation expense recorded as a result of the Arrangement.

The table below reconciles Income from reportable segments to Net loss attributable to our common shareholder for the years ended March 31, 2008 and 2007.

	Year Ended March 31,
(In millions)	2008	2007
	Combined	Predecessor

North America	$242	$(54)
Europe	273	276
Asia	52	72
South America	161	182
Corporate and other(1)	(84)	(171)
Depreciation and amortization	(403)	(233)
Interest expense and amortization of debt issuance costs	(218)	(224)
Interest income	19	16
Unrealized gains on change in fair value of derivative instruments, net	(3)	(152)
Impairment charges on long-lived assets	(1)	(8)
Adjustment to eliminate proportional consolidation(2)	(43)	(36)
Restructuring charges, net	(7)	(27)
Loss on disposal of assets, net	—	(6)
Other costs, net	(25)	4

Loss before income taxes	(37)	(361)
Income tax provision (benefit)	77	(99)

Net loss	(114)	(262)
Net income attributable to noncontrolling interests	3	3

Net loss attributable to our common shareholder	$(117)	$(265)

(1)	Corporate and other includes functions that are managed directly from our corporate office, which focuses on strategy development and oversees governance, policy, legal compliance, human resources and finance matters. These expenses have not been allocated to the regions.

(2)	Our financial information for our segments (including Segment income) includes the results of our non-consolidated affiliates on a proportionately consolidated basis, which is consistent with the way we manage our business segments. However, under GAAP, these non-consolidated affiliates are accounted for using the equity method of accounting. Therefore, in order to reconcile Income from reportable segments to net loss attributable to our common shareholder, the proportional Segment income of these non-consolidated affiliates is removed from Income from reportable segments, net of our share of their net after-tax results, which is reported as equity in net (income) loss of non-consolidated affiliates on our condensed consolidated statements of operations. See “Note 10 — Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions” to our Audited Financial Statements included elsewhere in this prospectus for further information about these non-consolidated affiliates.

Corporate and other expenses declined versus fiscal 2007 primarily through reduced spending on third party consultants at our corporate headquarters. This improvement was partially offset by $22 million of stock compensation expense associated with the Arrangement which were recognized in fiscal 2008.

Depreciation and amortization increased $170 million due to our acquisition by Hindalco. As a result of the acquisition, the consideration paid by Hindalco was pushed down to us and allocated to the assets acquired and liabilities assumed. As a result, property, plant and equipment and intangible assets increased by approximately $2.3 billion. The increase in asset values, all of which is non-cash, is charged to depreciation and amortization expense in future periods based on the estimated useful lives of the individual assets.

Interest expense and amortization of debt issuance costs decreased primarily due to the elimination of penalty interest incurred in the prior year as a result of our delayed filings with the SEC and lower interest rates on our variable rate debt in the current year.

Unrealized losses on the change in fair value of derivative instruments represent the mark-to-market accounting for changes in the fair value of our derivatives that do not receive hedge accounting treatment. Unrealized losses for the fiscal year ended March 31, 2008 decreased due to LME prices rising at the end of the period. Our principal exposure to LME prices is related to derivatives on fixed forward price contracts. We hedge these contracts by purchasing aluminum futures contracts and these contracts decrease in value in periods of declining LME.

Restructuring expenses decreased for the fiscal 2008 period as compared the fiscal 2007 period. During the fiscal 2007 period, we announced several restructuring programs related to our central management and administration offices in Zurich, Switzerland; our Neuhausen research and development center in Switzerland; our Göttingen facility in Germany; our facilities in Bridgnorth, U.K.; and the reorganization of our plants in Ohle and Ludenscheid, Germany, including the closing of two non-core business lines located within those facilities. Additionally, we continued to incur costs relating to the shutdown of our Borgofranco facility in Italy. We incurred aggregate restructuring charges of approximately $27 million in fiscal 2007 in connection with these programs. Through March 31, 2008, these actions were completed and no additional costs were incurred.

Corporate selling, general and administrative expenses decreased primarily through reduced spending on third party consultants at our corporate headquarters and lower long-term incentive compensation.

Included within other costs, net for the 2008 and 2007 periods are sales transaction fees of $32 million associated with the Arrangement.

For the year ended March 31, 2008, we recorded a $77 million income tax provision for taxes on our pre-tax loss of $63 million, before our equity in net (income) loss of non-consolidated affiliates, which represented an effective tax rate of (122)%. Our effective tax rate differs from the benefit at the Canadian statutory rate due primarily to (1) a $62 million provision for (a) pre-tax foreign currency gains or losses with no tax effect and (b) the tax effect of U.S. dollar denominated currency gains or losses with no pre-tax effect, (2) a $30 million provision for exchange remeasurement of deferred income taxes, (3) a $17 million benefit from the effects of enacted tax rate changes on cumulative taxable temporary differences, partially offset by (4) a $7 million increase in valuation allowances primarily related to tax losses in certain jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses and (5) a $17 million increase in uncertain tax positions recorded under the provisions of FIN 48.

For the year ended March 31, 2007, we recorded a $99 million income tax benefit on our pre-tax loss of $377 million, before our equity in net (income) loss of non-consolidated affiliates, which represented an effective tax rate of 26%. Our effective tax rate is less than the benefit at the Canadian statutory rate due primarily to a $65 million benefit from differences between the Canadian statutory and foreign effective tax rates applied to entities in different jurisdictions, more than offset by (1) a $61 million increase in valuation allowances related to tax losses in certain jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses, (2) an $11 million expense from expense/income items with no tax effect — net and (3) $11 million for (a) pre-tax foreign currency gains or losses with no tax effect and (b) the tax effect of U.S. dollar denominated currency gains or losses with no pre-tax effect.

Liquidity and Capital Resources

We believe we have adequate liquidity to meet our operational and capital requirements for the foreseeable future. Our primary sources of liquidity are available cash and cash equivalents, borrowing availability under our ABL Facility and future cash generated by operating activities. During the first nine months of fiscal 2009, our liquidity position decreased by $426 million as the global recession led to a rapid decline in aluminum prices and end-customer demand for flat-rolled products. However, for the fourth quarter of fiscal 2009 and the first six months of fiscal 2010, our business operated with positive cash flow before financing activities despite continued low levels of demand in the automotive, construction and industrial markets and net cash outflows to settle derivative positions. This reflects our ongoing efforts to preserve liquidity through cost and capital spending controls and effective management of working capital. Risks associated with supplier terms, customer credit and broker hedging capacity, while still present to some degree, have been managed successfully to date with minimal negative impact on our business. We expect our liquidity position to improve during fiscal 2010 due primarily to reduced cash outflows for metal derivatives and cash savings from previously-announced restructuring programs.

Available Liquidity

Our estimated liquidity as of September 30, 2009, March 31, 2009, January 31, 2009 and March 31, 2008 is as follows:

	September 30,	March 31,	January 31,	March 31,
(In millions)	2009	2009	2009	2008

Cash and cash equivalents	$246	$248	$190	$326
Overdrafts	(11)	(11)	(19)	(5)
Availability under the ABL Facility	400	233	255	582
Borrowing availability limitation due to fixed charge coverage ratio	(80)	(80)	(80)	(80)

Total estimated liquidity	$555	$390	$346	$823

Our liquidity position has improved since January 31, 2009 when our estimated liquidity was $346 million as disclosed in our third quarter Form 10-Q. In February 2009, we obtained the $100 million Unsecured Credit Facility from an affiliate of the Aditya Birla Group. At September 30, 2009, we had cash and cash equivalents of $246 million. Additionally, we had $400 million in remaining availability under our ABL Facility, before covenant restrictions. Following the completion of the offering of the old notes, we used approximately $81 million of the proceeds plus additional cash on hand to repay a portion of the outstanding amount under the ABL Facility.

Borrowings under the ABL Facility are generally based on 85% of eligible accounts receivable and 65 to 70% of eligible inventories. In addition, under the ABL Facility, if our excess availability under the ABL Facility is less than 10% of the lender commitments under the ABL Facility or less than 10% of our borrowing base, we are required to maintain a minimum fixed charge coverage ratio of at least 1 to 1 or we will be subject to a reduction in availability under the facility. As of September 30, 2009, our fixed charge coverage ratio was less than 1 to 1 resulting in a reduction of availability under our ABL Facility of $80 million.

The cash and cash equivalent balance above includes cash held in foreign countries in which we operate. These amounts are generally available on a short-term basis, subject to regulatory requirements, in the form of a dividend or inter-company loan.

Near Term Challenges

Rapidly declining aluminum prices and reductions in demand during the second half of fiscal 2009 negatively impacted the cash generated by operations and increased the effect of timing issues related to our settlement of aluminum forward contracts versus cash collection from our customers. We enter into derivative instruments to hedge forecasted purchases and sales of aluminum. Based on the aluminum price forward curve as of September 30, 2009, we forecast $98 million of cash outflows related to settlement of these derivative instruments through the remainder of fiscal 2010. Except for $26 million of cash outflows related to hedges of our exposure to metal price ceilings, we expect all of these outflows will be recovered through collection of customer accounts receivable, typically on a 30 to 60 day lag. Accordingly, this difference in timing places pressure on our short-term liquidity.

We have an existing beverage can sheet umbrella agreement with North American bottlers (“BCS Agreement”). Pursuant to the BCS Agreement, an agent for the bottlers directs the can fabricators to source a percentage of their requirements for beverage can body, end and tab stock from us.

Under the BCS Agreement, the bottlers’ agent has the right to request that we hedge the exposure to the price the bottlers will ultimately pay for aluminum. We treat this arrangement as a derivative for accounting purposes. Upon receiving such requests, we enter into corresponding derivative instruments indexed to the LME price of aluminum with third party brokers. We settle the positions with the brokers at maturity and net settle the economic benefit or loss arising from the pricing requests, which may not occur for up to 13 months.

As of September 30, 2009, we settled a net $118 million of derivative losses for which we had not been reimbursed under the BCS Agreement. Based on the current forward curve of aluminum we do not anticipate a further negative impact on our liquidity as a result of this arrangement. We believe that collection on these receivables is reasonably certain based on the credit worthiness of the bottlers.

Debt Covenants

The senior secured credit facilities, the indenture governing our 7.25% senior notes and the indenture governing the notes impose significant operating restrictions on us. These restrictions limit our ability and the ability of our restricted subsidiaries, among other things, to:

•	incur additional debt and provide additional guarantees;

•	pay dividends and make other restricted payments, including certain investments;

•	create or permit certain liens;

•	make certain asset sales;

•	use the proceeds from the sales of assets and subsidiary stock;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in certain transactions with affiliates;

•	enter into sale and leaseback transactions; and

•	consolidate, merge or transfer all or substantially all of our assets or the assets of our restricted subsidiaries.

As of September 30, 2009, we were in compliance with these covenants.

Operating Activities

Free cash flow (which is a non-GAAP measure) consists of: (a) net cash provided by (used in) operating activities, (b) plus net cash provided by (used in) investing activities and (c) less net proceeds from sales of assets. Management believes that Free cash flow is relevant to investors as it provides a measure of the cash generated internally that is available for debt service and other value creation opportunities. However, Free cash flow does not necessarily represent cash available for discretionary activities, as certain debt service obligations must be funded out of Free cash flow. Our method of calculating Free cash flow may not be consistent with that of other companies.

In our discussion of “Metal Price Ceilings,” we have disclosed that certain customer contracts contain a fixed aluminum (metal) price ceiling beyond which the cost of aluminum cannot be passed through to the customer, unless adjusted. During the years ended March 31, 2009, 2008 and 2007 and the six months ended September 30, 2009 and September 30, 2008, we were unable to pass through approximately $176 million, $230 million, $460 million, $4 million and $152 million, respectively, of metal purchase costs associated with sales under these contracts. Net cash provided by operating activities were negatively impacted by the same amounts, adjusted for timing difference between customer receipts and vendor payments and offset partially by reduced income taxes. Based upon a September 30, 2009 aluminum price of $1,850 and our best estimate of shipment volumes, we estimate that we will be unable to pass through aluminum purchase costs of approximately $4 million through December 31, 2009 when this contract expires.

The following table shows the reconciliation from Net cash provided by (used in) operating activities to Free cash flow, the ending balances of cash and cash equivalents and the change between periods.

						Change
						Six
						Months
						Ended
						September 30,
	Six Months Ended					2009	2009	2008
	September 30,		Year Ended March 31,			Versus	Versus	Versus
(In millions)	2009	2008	2009	2008	2007	2008	2008	2007
	Successor	Successor	Successor	Combined	Predecessor

Net cash provided by (used in) operating activities	$464	$(390)	$(236)	$175	$(166)	$854	$(411)	$341
Net cash provided by (used in) investing activities	(442)	52	(111)	(96)	141	(494)	(15)	(237)
Less: Proceeds from sales of assets	(4)	(2)	(5)	(8)	(36)	(2)	3	28

Free cash flow	$18	$(340)	$(352)	$71	$(61)	$358	$(423)	$132

Ending cash and cash equivalents	$246	$219	$248	$326	$128	$27	$(78)	$198

Net cash provided by operating activities for the first six months of fiscal 2010 significantly improved as compared to net cash used in the first six months of fiscal 2009 due to higher net income and improved working capital management, including favorable impacts from customer forfaiting and extended payment terms from suppliers.

Our operations consumed cash at a higher rate during the year ended March 31, 2009 compared to the prior year period due to slowing business conditions and higher working capital levels associated with rapidly changing aluminum prices and the timing of payments made to suppliers, to brokers to settle derivative positions and ultimate settlement with our customers. Inventory levels were effectively managed despite slowing business conditions. Metal inventories as of March 31, 2009 totaled 299 kt, down 22% from March 31, 2008 levels.

We have historically maintained forfaiting and factoring arrangements in Asia and South America that provided additional liquidity in those segments. The current economic conditions have negatively impacted our ability to forfait our customer receivables as well as our suppliers’ ability to provide extended payment terms.

In fiscal 2008, net cash provided by operating activities increased as a result of our reduced exposure to metal price ceiling contracts as discussed above. For the year ended March 31, 2008 our exposure to metal price ceilings decreased by approximately $230 million providing additional operating cash flow as compared to the prior year.

Net cash used in operating activities for fiscal 2008 was unfavorably impacted by one-time costs associated with or triggered by the Arrangement including: (1) $72 million paid in share-based compensation payments, (2) $42 million paid for sale transaction fees and (3) $25 million in bonus payments for the 2006 calendar year and the period from January 1, 2007 through May 15, 2007.

Dividends paid to our noncontrolling interests, primarily in our Asia operating segment, were $6 million, $8 million and $10 for fiscal 2009, 2008 and 2007, respectively.

The majority of our capital expenditures for fiscal 2009, 2008 and 2007 have been for projects devoted to product quality, technology, productivity enhancement and increased capacity. Capital expenditures were slightly higher in the fiscal 2008 period due, in part, to the construction of Novelis Fusiontm ingot casting lines in our European and Asian segments as well as additional planned maintenance activities, improvements to our Yeongju, Korea hot mill and other ancillary upgrades made in the first quarter of fiscal 2008. As a result of the overall economic downturn, we have reduced our capital spending, with a focus on preserving maintenance and safety in the second half of fiscal 2009.

The settlement of derivative instruments resulted in an outflow of $8 million and reduction to Free cash flow for the year ended March 31, 2009 as compared to $55 million in cash contributed in fiscal 2008 and $191 million in fiscal 2007. The net outflow for fiscal 2009 was a result of settlements of $188 million in the fourth quarter of net derivative liabilities. Much of the proceeds received in 2007 related to aluminum call options purchased in the prior year to hedge against the risk of rising aluminum prices.

In 2008, Free cash flow was used primarily to increase our overall liquidity and pay for costs associated with the Hindalco transaction. Although our total debt increased from March 31, 2007 by $82 million, this was more than offset by an increase in our cash and cash equivalents of $198 million.

Investing Activities

The following table presents information regarding our Net cash provided by (used in) investing activities.

						Change
						Six
						Months
						Ended
						September 30,
	Six Months Ended					2009	2009	2008
	September 30,		Year Ended March 31,			Versus	Versus	Versus
(In millions)	2009	2008	2009	2008	2007	2008	2008	2007
	Successor	Successor	Successor	Combined	Predecessor

Capital expenditures	$(46)	$(70)	$(145)	$(202)	$(119)	$24	$57	$(83)
Proceeds from sales of assets	4	2	5	8	36	2	(3)	(28)
Changes to investment in and advances to non-consolidated affiliates	2	13	20	25	2	(11)	(5)	23
Proceeds from related parties loans receivable, net	14	13	17	18	31	1	(1)	(13)
Net proceeds (outflow) from settlement of derivative instruments	(416)	94	(8)	55	191	(510)	(63)	(136)

Net cash provided by (used in) investing activities	$(442)	$52	$(111)	$(96)	$141	$(494)	$(15)	$(237)

Net proceeds from settlement of derivative instruments and the magnitude of capital expenditures were discussed above in “Operating Activities” as both are included in our definition of Free cash flow.

As a result of the overall economic downturn, we reduced our capital spending beginning in the second half of fiscal 2009. We expect that our total annual capital expenditures for fiscal 2010 to be between $90 and $100 million for items necessary to maintain comparable production, quality and market position levels (maintenance capital).

The settlement of derivative instruments resulted in an outflow of $416 million in the six months ended September 30, 2009 as compared to $94 million in cash contributed in the prior year period. The net outflow in fiscal 2010 was primarily related to metal derivatives. Based on the aluminum price forward curve as of September 30, 2009, we forecast approximately $98 million of cash outflows related to the settlement of metal derivative instruments through the remainder of fiscal 2010. Except for approximately $26 million of cash outflows related to hedges of our exposure to metal price ceilings, we expect all of these outflows will be recovered through collection of customer accounts receivable, typically on a 30 to 60 day lag.

The majority of proceeds from asset sales in the six months ended September 30, 2009 relate to asset sales in Europe. The majority of proceeds from asset sales in fiscal 2009 and 2008 are from the sale of land in Kingston, Ontario. Proceeds from sales of assets in 2007 include approximately $34 million received from the sale of certain upstream assets in South America.

Proceeds from loans receivable, net during all periods are primarily comprised of payments we received related to a loan due from our non-consolidated affiliate, Aluminium Norf GmbH.

Financing Activities

The following table presents information regarding our Net cash provided by financing activities.

						Change
						Six
						Months
						Ended
						September 30,
	Six Months Ended					2009	2009	2008
	September 30,		Year Ended March 31,			Versus	Versus	Versus
	2009	2008	2009	2008	2007	2008	2008	2007
	Successor	Successor	Successor	Combined	Predecessor
(In millions)

Proceeds from issuance of common stock	$—	$—	$—	$92	$—	$—	$(92)	$92
Proceeds from issuance of debt	180	—	354	1,250	41	180	(896)	1,209
Principal repayments	(110)	(7)	(235)	(1,010)	(242)	(113)	775	(768)
Short-term borrowings, net	(96)	263	176	(181)	210	(359)	357	(391)
Dividends	(13)	(5)	(6)	(8)	(10)	(8)	2	2
Debt issuance costs	—	—	(3)	(39)	(10)	—	36	(29)
Proceeds from the exercise of stock options	—	—	—	1	29	—	(1)	(28)
Other	—	—	—	—	6	—	—	(6)

Net cash provided by (used in) financing activities	$(39)	$251	$286	$105	$24	$(290)	$181	$81

On August 11, 2009, we issued the old notes. The old notes rank equally with all of our existing and future unsecured senior indebtedness. The old notes were issued at a discount resulting in gross proceeds of $181 million. The net proceeds of this offering were used to repay a portion of the ABL Facility and $94 million outstanding under the unsecured credit facility from an affiliate of the Aditya Birla Group.

As of September 30, 2009, our short-term borrowings were $177 million consisting of (1) $166 million of short-term loans under our ABL Facility, (2) a $4 million short-term loan in Italy and (3) $7 million in bank overdrafts. As of September 30, 2009, $31 million of our ABL Facility was utilized for letters of credit and we had $400 million in remaining availability under this revolving credit facility before covenant related restrictions. The weighted average interest rate on our total short-term borrowings was 2.09% and 2.75% as of September 30, 2009 and March 31, 2009, respectively.

In March 2009, we entered into a transaction in which we purchased 7.25% senior notes with a face value of $275 million with the net proceeds of an additional floating rate term loan with a face value of $220 million. The purchase was accounted for as a debt extinguishment and issuance of new debt, with the new debt recorded at its estimated fair value of $165 million.

In February 2009, to assist in maintaining adequate liquidity levels, we entered into an unsecured credit facility of $100 million (the Unsecured Credit Facility) with a scheduled maturity date of January 15, 2015 from an affiliate of the Aditya Birla group. During the six months ended September 30, 2009, we drew an additional $3 million on the Unsecured Credit Facility. As discussed above, this facility was repaid and retired using the proceeds from the old notes.

As proceeds from the old notes was used to repay existing debt, our borrowing level has remained constant for the first six months of fiscal 2010. During the first six months of fiscal 2009, we increased our short-term borrowings under the ABL Facility to provide for general working capital requirements in a rising aluminum price environment.

As of September 30, 2009, we had an additional $122 million outstanding under letters of credit in Korea not included in our revolving credit facility.

As a result of our acquisition by Hindalco, we were required to refinance our existing credit facility in fiscal 2008. Additionally, we refinanced debt in Asia due to its scheduled maturity. See “Note 12 — Debt” to our Audited Financial Statements and “Note 6 — Debt” to our Unaudited Financial Statements included elsewhere in this prospectus for additional information regarding our financing activities.

During the first quarter of fiscal 2008, we also amended our then existing senior secured credit facilities to increase their capacity by $150 million. We used these proceeds to reduce the outstanding balance of our then existing revolving credit facility, thus increasing our borrowing capacity. This additional capacity, along with $92 million of cash received from the issuance of additional shares indirectly to Hindalco, allowed us to fund general working capital requirements and certain costs associated with the Arrangement including the cash settlement of share-based compensation arrangements and lender fees. In July 2007, we refinanced our senior secured credit facilities, as discussed below.

Senior Secured Credit Facilities and Predecessor Financing

In connection with our spin-off from Alcan, we entered into senior secured credit facilities (“Old Credit Facilities”) providing for aggregate borrowings of up to $1.8 billion. The Old Credit Facilities consisted of (1) a $1.3 billion seven-year senior secured term loan B facility, bearing interest at London Interbank Offered Rate (“LIBOR”) plus 1.75% (which was subject to change based on certain leverage ratios), all of which was borrowed on January 10, 2005, and (2) a $500 million five-year multi-currency revolving credit and letters of credit facility.

On April 27, 2007, our lenders consented to the sixth amendment of our Old Credit Facilities. The amendment included increasing the term loan B facility by $150 million. We utilized the additional funds available under the term loan B facility to reduce the outstanding balance of our $500 million revolving credit facility. The additional borrowing capacity under the revolving credit facility was used to fund working capital requirements and certain costs associated with the Arrangement, including the cash settlement of share-based compensation arrangements and lender fees. Additionally, the amendment included a limited waiver of the change of control Event of Default (as defined in the Old Credit Facilities), which effectively extended the requirement to repay the Old Credit Facilities to July 11, 2007.

On May 25, 2007, we entered into a Bank and Bridge Facilities Commitment with affiliates of UBS Securities LLC and ABN AMRO Incorporated to provide backstop assurance for the refinancing of our existing indebtedness following the Arrangement. The commitments from UBS Securities LLC and ABN AMRO Incorporated, provided by the banks on a 50%-50% basis, consisted of the following: (1) a senior secured term loan of up to $1.06 billion; (2) a senior secured asset-based revolving credit facility of up to $900 million and (3) a commitment to issue up to $1.2 billion of unsecured senior notes, if necessary. The commitment contained terms and conditions customary for facilities of this nature.

On July 6, 2007, we entered into new senior secured credit facilities with a syndicate of lenders led by affiliates of UBS Securities LLC and ABN AMRO Incorporated providing for aggregate borrowings of up to $1.76 billion, consisting of (1) a $960 million seven-year Term Loan Facility that can be increased by up to $400 million subject to the satisfaction of certain conditions and (2) an $800 million five-year multi-currency ABL Facility. The proceeds from the Term Loan Facility of $960 million, drawn in full at the time of closing, and an initial draw of $324 million under the ABL Facility were used to pay off our Old Credit Facilities, pay for debt issuance costs of the senior secured credit facilities and provide for additional working capital.

Mandatory minimum principal amortization payments under the Term Loan Facility are $2.95 million per calendar quarter. The first minimum principal amortization payment was made on September 30, 2007. Additional mandatory prepayments are required to be made for certain collateral liquidations, asset sales, debt and preferred stock issuances, equity issuances, casualty events and excess cash flow (as defined in the senior secured credit facilities). Any unpaid principal is due in full on July 6, 2014.

Under the Term Loan Facility, loans characterized as alternate base rate borrowings bear interest annually at a rate equal to the alternate base rate (which is the greater of (a) the base rate in effect on a given day and (b) the federal funds effective rate in effect on a given day, plus 0.50%) plus a margin of 1.00%. Loans characterized as Eurocurrency borrowings bear interest at an annual rate equal to the adjusted LIBOR rate for the interest period in effect, plus a margin of 2.00%. Generally, for both the Term Loan Facility and ABL Facility, interest rates reset periodically, and interest is payable on a periodic basis depending on the type of loan.

Borrowings under the ABL Facility are generally based on 85% of eligible accounts receivable and 75% of eligible inventories. Commitment fees ranging from 0.25% to 0.375% are based on average daily amounts outstanding under the ABL Facility during a fiscal quarter and are payable quarterly.

Substantially all of our assets are pledged as collateral under the senior secured credit facilities. The senior secured credit facilities are also guaranteed by substantially all of our restricted subsidiaries that guarantee our 7.25% senior notes and that guarantee the old notes. The senior secured credit facilities also include customary affirmative and negative covenants. Under the ABL Facility, if our excess availability, as defined under the ABL Facility, is less than 10% of the lender commitments under the ABL Facility or 10% of our borrowing base, we are required to maintain a minimum fixed charge coverage ratio of 1 to 1.

In March 2009, we purchased $275 million of 7.25% senior notes with the net proceeds of an additional term loan under the Term Loan Facility with a face value of $220 million. The additional term loan was recorded at a fair value of $165 million determined using a discounted cash flow model. The difference between the fair value and the face value of the new term loan will be accreted over the life of the term loan using the effective interest method, resulting in additional non-cash interest expense.

As of September 30, 2009, the senior secured credit facilities consisted of (1) the $1.16 billion seven-year Term Loan Facility and (2) the $800 million five-year ABL Facility.

7.25% Senior Notes

On February 3, 2005, we issued $1.4 billion aggregate principal amount of senior unsecured debt securities. The senior notes were priced at par, bear interest at 7.25% and mature on February 15, 2015. The 7.25% senior notes are guaranteed by all of our Canadian and U.S. restricted subsidiaries, certain of our foreign restricted subsidiaries and our other restricted subsidiaries that guarantee our senior secured credit facilities and that guarantee the old notes.

Under the indenture that governs the 7.25% senior notes, we are subject to certain restrictive covenants applicable to incurring additional debt and providing additional guarantees, paying dividends beyond certain amounts and making other restricted payments, sales and transfers of assets, certain consolidations or mergers, and certain transactions with affiliates.

Pursuant to the terms of the indenture governing our 7.25% senior notes, we were obligated, within 30 days of closing of the Arrangement, to make an offer to purchase the 7.25% senior notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date the 7.25% senior notes were purchased. Consequently, we commenced a tender offer on May 16, 2007 to repurchase all of the outstanding 7.25% senior notes at the prescribed price. This offer expired on July 3, 2007 with holders of approximately $1 million of principal presenting their 7.25% senior notes pursuant to the tender offer.

As described above, in March 2009, we entered into a transaction in which we purchased 7.25% senior notes with a face value of $275 million with the net proceeds of an additional floating rate term loan with a face value of $220 million.

Korean Bank Loans

In November 2004, Novelis Korea Limited (“Novelis Korea”), formerly Alcan Taihan Aluminium Limited, entered into a Korean won (“KRW”) 40 billion ($40 million) floating rate long-term loan due November 2007. We immediately entered into an interest rate swap to fix the interest rate at 4.80%. In August 2007, we refinanced this loan with a floating rate short-term borrowing in the amount of $40 million due by August 2008. We recognized a loss on extinguishment of debt of less than $1 million in connection with this refinancing. Additionally, we immediately entered into an interest rate swap and cross currency swap for the new loan through a 3.94% fixed rate KRW 38 billion ($38 million) loan.

In December 2004, we entered into (1) a $70 million floating rate loan and (2) a KRW 25 billion ($25 million) floating rate loan, both due in December 2007. We immediately entered into an interest rate and cross-currency swap on the $70 million floating rate loan through a 4.55% fixed rate KRW 73 billion ($73 million) loan and an interest rate swap on the KRW 25 billion floating rate loan to fix the interest rate at 4.45%. In October 2007, we entered into a $100 million floating rate loan due October 2010 and immediately repaid the $70 million loan. In December 2007, we repaid the KRW 25 billion loan from the proceeds of the $100 million floating rate loan. Additionally, we immediately entered into an interest rate swap and cross currency swap for the $100 million floating rate loan through a 5.44% fixed rate KRW 92 billion ($92 million) loan.

In November 2008, we entered into a 7.47% interest rate KRW 10 billion ($7 million) bank loan due May 2009. In February 2009, we entered into a 3.94% interest rate KRW 50 billion ($37 million) bank loan due February 2010.

Interest Rate Swaps

As of September 30, 2009, we had entered into interest rate swaps to fix the variable interest rate on $920 million of our floating rate Term Loan Facility. We are still obligated to pay any applicable margin, as defined in our senior secured credit facilities. Interest rates swaps related to $400 million at an effective weighted average interest rate of 4.0% expire March 31, 2010. In January 2009, we entered into two interest rate swaps to fix the variable interest rate on an additional $300 million of our floating rate Term Loan Facility at a rate of 1.49%, plus any applicable margin. These interest rate swaps are effective from March 31, 2009 through March 31, 2011. In April 2009, we entered into an additional $220 million interest rate swap at a rate of 1.97%, which is effective through April 30, 2012.

We have a cross-currency interest rate swap in Korea to convert our $100 million variable rate bank loan to KRW 92 billion at a fixed rate of 5.44%. The swap expires October 2010, concurrent with the maturity of the loan.

As of September 30, 2009 approximately 84% of our debt was fixed rate and approximately 16% was variable-rate.

Issuance of Additional Common Stock

On June 22, 2007, we issued 2,044,122 additional shares to AV Aluminum for $44.93 per share resulting in an additional equity contribution of $92 million. This contribution was equal in amount to certain payments made by Novelis related to change in control compensation to certain employees and directors, lender fees and other transaction costs incurred by the company.

Off-Balance Sheet Relationships

In accordance with SEC rules, the following qualify as off-balance sheet arrangements:

•	any obligation under certain derivative instruments;

•	any obligation under certain guarantees or contracts;

•	a retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets; and

•	any obligation under a material variable interest held by the registrant in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

The following discussion addresses the applicable off-balance sheet items for our company.

Derivative Instruments

In conducting our business, we use various derivative and non-derivative instruments to manage the risks arising from fluctuations in exchange rates, interest rates, aluminum prices and energy prices. Such instruments are used for risk management purposes only. We may be exposed to losses in the future if the counterparties to the contracts fail to perform. We are satisfied that the risk of such non-performance is remote due to our monitoring of credit exposures. Our ultimate gain or loss on these derivatives may differ from the amount recognized in our consolidated balance sheet as of September 30, 2009 included elsewhere in this prospectus.

The decision of whether and when to execute derivative instruments, along with the duration of the instrument, can vary from period to period depending on market conditions, the relative costs of the instruments and capacity to hedge. The duration is always linked to the timing of the underlying exposure, with the connection between the two being regularly monitored.

The current and noncurrent portions of derivative assets and the current portion of derivative liabilities are presented on the face of our accompanying consolidated balance sheets. The noncurrent portions of derivative liabilities are included in Other long-term liabilities in our consolidated balance sheets included elsewhere in this prospectus.

The fair values of our financial instruments and commodity contracts as of September 30, 2009 and March 31, 2009 are as follows:

	September 30, 2009
	Assets		Liabilities		Net Fair Value
	Current	Noncurrent	Current	Noncurrent	Assets/(Liabilities)
(In millions)

Successor
Derivatives designated as hedging instruments:
Currency exchange contracts	$—	$—	$(1)	$(27)	$(28)
Interest rate swaps	—	1	(13)	—	(12)
Electricity swap	—	—	(6)	(15)	(21)

Total derivatives designated as hedging instruments	—	1	(20)	(42)	(61)

Derivatives not designated as hedging instruments:
Aluminum forward contracts	130	19	(84)	(3)	62
Currency exchange contracts	40	27	(37)	(7)	23
Energy contracts	1	1	(4)	—	(2)

Total derivatives not designated as hedging instruments	171	47	(125)	(10)	83

Total derivative fair value	$171	$48	$(145)	$(52)	$22

	March 31, 2009
	Assets		Liabilities		Net Fair Value
	Current	Noncurrent	Current	Noncurrent	Assets/(Liabilities)
(In millions)

Successor
Derivatives designated as hedging instruments:
Currency exchange contracts	$—	$—	$—	$(11)	$(11)
Interest rate swaps	—	—	(13)	—	(13)
Electricity swap	—	—	(6)	(12)	(18)

Total derivatives designated as hedging instruments	—	—	(19)	(23)	(42)

Derivatives not designated as hedging instruments:
Aluminum contracts	99	41	(532)	(13)	(405)
Currency exchange contracts	20	31	(77)	(12)	(38)
Energy contracts	—	—	(12)	—	(12)

Total derivatives not designated as hedging instruments	119	72	(621)	(25)	(455)

Total derivative fair value	$119	$72	$(640)	$(48)	$(497)

Net Investment Hedges

We use cross currency swaps to manage our exposure to fluctuating exchange rates arising from our loans to and investments in our European operations. We had cross-currency swaps of Euro 135 million as of September 30, 2009 and March 31, 2009, designated as net investment hedges. The effective portion of the change in fair value of the derivative is included in other comprehensive income (loss) (“OCI”). Prior to the Arrangement, the effective portion on the derivative was included in change in fair value of effective portion of hedges, net. After the completion of the Arrangement, the effective portion on the derivative is included in currency translation adjustments. The ineffective portion of gain or loss on the derivative is included in (gain) loss on change in fair value of derivative instruments, net. We had cross currency swaps of EUR 135 million against the U.S. dollar outstanding as of both September 30, 2009 and March 31, 2009, respectively.

The following table summarizes the amount of gain (loss) we recognized in OCI related to our net investment hedge derivatives.

	Six Months	Six Months		May 16, 2007	April 1, 2007
	Ended	Ended	Year Ended	through	through
	September 30,	September 30,	March 31,	March 31,	May 15,
	2009	2008	2009	2008	2007
	Successor	Successor	Successor	Successor	Predecessor
(In millions)
Currency exchange contracts	$(21)	$120	$169	$(82)	$(8)

Cash Flow Hedges

We own an interest in an electricity swap which we have designated as a cash flow hedge against our exposure to fluctuating electricity prices. The effective portion of gain or loss on the derivative is included in OCI and reclassified when settled into (gain) loss on change in fair value of derivatives, net in our consolidated statements of operations included elsewhere in this prospectus. As of September 30, 2009, the outstanding portion of this swap included 1.8 million megawatt hours through 2017.

We use interest rate swaps to manage our exposure to changes in the benchmark LIBOR interest rate arising from our variable-rate debt. We have designated these as cash flow hedges. The effective portion of gain or loss on the derivative is included in OCI and reclassified when settled into interest expense and amortization of debt issuance costs in our accompanying consolidated statements of operations. We had $910 million and $690 million of outstanding interest rate swaps designated as cash flow hedges as of September 30, 2009 and March 31, 2009, respectively.

For all derivatives designated as cash flow hedges, gains or losses representing hedge ineffectiveness are recognized in (gain) loss on change in fair value of derivative instruments, net in our current period earnings. If at any time during the life of a cash flow hedge relationship we determine that the relationship is no longer effective, the derivative will be de-designated as a cash flow hedge. This could occur if the underlying hedged exposure is determined to no longer be probable, or if our ongoing assessment of hedge effectiveness determines that the hedge relationship no longer meets the measures we have established at the inception of the hedge. Gains or losses recognized to date in accumulated other comprehensive income (loss) (“AOCI”) would be immediately reclassified into current period earnings, as would any subsequent changes in the fair value of any such derivative.

During the next 12 months we expect to realize $23 million in effective net losses from our cash flow hedges. The maximum period over which we have hedged our exposure to cash flow variability is through 2017.

The following tables summarize the impact on AOCI and earnings of derivative instruments designated as cash flow hedge.

Gain or (Loss)
Recognized in Income
			Gain (Loss)		(Ineffective Portion
	Gain (Loss)		Reclassified from		and Amount Excluded from
	Recognized in OCI		AOCI into Income		Effectiveness Testing)
	Six Months	Six Months	Six Months	Six Months	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008	2009	2008
	Successor	Successor	Successor	Successor	Successor	Successor

Electricity swap	$(3)	$—	$2	$8	$2	$—
Interest rate swaps	$1	$11	$—	$—	$—	$—

Gain or (Loss)
Recognized in Income
		Gain (Loss)	(Ineffective Portion and
	Gain (Loss)	Reclassified from	Amount Excluded from
	Recognized in OCI	AOCI into Income	Effectiveness Testing)
	Year Ended	Year Ended	Year Ended
(In millions)	March 31, 2009	March 31, 2009	March 31, 2009
	Successor	Successor	Successor

Energy contracts	$(21)	$12	$—
Interest rate swaps	$3	$—	$—

					Gain (Loss)
					Recognized in Income
			Gain (Loss)		(Ineffective Portion and
	Gain (Loss)		Reclassified from		Amount Excluded from
	Recognized in OCI		AOCI into Income		Effectiveness Testing)
	May 16,	April 1,	May 16,	April 1,	May 16,	April 1,
	2007	2007	2007	2007	2007	2007
	through	through	through	through	through	through
	March 31,	May 15,	March 31,	May 15,	March 31,	May 15,
(In millions)	2008	2007	2008	2007	2008	2007
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
Currency exchange contracts	$—	$4	$—	$1	$—	$—
Energy contracts	$23	$4	$8	$—	$—	$—
Interest rate swaps	$(15)	$—	$—	$—	$(1)	$—

Derivative Instruments Not Designated as Hedges

While each of these derivatives is intended to be effective in helping us manage risk, they have not been designated as hedging instruments. The change in fair value of these derivative instruments is included in (Gain) loss on change in fair value of derivative instruments, net in our consolidated statement of operations included elsewhere in this prospectus.

We use aluminum forward contracts and options to hedge our exposure to changes in the LME price of aluminum. These exposures arise from firm commitments to sell aluminum in future periods at fixed or capped prices, the forecasted output of our smelter operations in South America and the forecasted metal price lag associated with firm commitments to sell aluminum in future periods at prices based on the LME. In addition, transactions with certain customers meet the definition of a derivative and are recognized as assets or liabilities at fair value on the accompanying consolidated balance sheets. As of September 30, 2009 and March 31, 2009, we had 225 kt and 294 kt, respectively, of outstanding aluminum contracts not designated as hedges.

We recognize an embedded derivative which arises from a contractual relationship with a customer that entitles us to pass-through the economic effect of trading positions that we take with other third parties on our customers’ behalf.

We use foreign exchange forward contracts and cross currency swaps to manage our exposure to changes in exchange rates. These exposures arise from recorded assets and liabilities, firm commitments and forecasted cash flows denominated in currencies other than the functional currency of certain of our operations. As of September 30, 2009 and March 31, 2009, we had outstanding currency exchange contracts with a total notional amount of $1.5 billion and $1.4 billion, respectively, not designated as hedges.

We use interest rate swaps to manage our exposure to fluctuating interest rates associated with variable-rate debt. As of September 30, 2009 and March 31, 2009, we had $11 million and $10 million, respectively, of outstanding interest rate swaps that were not designated as hedges.

We use heating oil swaps and natural gas swaps to manage our exposure to fluctuating energy prices in North America. As of September 30, 2009 and March 31, 2009, we had 2.4 million gallons and 3.4 million gallons, respectively, of heating oil swaps and 4.3 million MMBtus and 3.8 million MMBtus, respectively, of natural gas that were not designated as hedges. One MMBtu is the equivalent of one decatherm, or one million British Thermal Units.

The following table summarizes the gains (losses) recognized in current period earnings.

				May 16, 2007	April 1, 2007
	Six Months Ended		Year Ended	through	through
	September 30,		March 31,	March 31,	May 15,
	2009	2008	2009	2008	2007
	Successor	Successor	Successor	Successor	Predecessor
(In millions)
Derivative Instruments Not Designated as Hedges
Aluminum contracts	$97	$(159)	$(561)	$44	$7
Currency exchange contracts	51	39	21	(44)	10
Energy contracts	—	(9)	(29)	12	3

Gain (loss) recognized	148	(129)	(569)	12	20
Derivative Instruments Designated as Cash Flow Hedges
Interest rate swaps	—	—	—	(1)	—
Electricity swap	4	9	13	11	—

Gain (loss) on change in fair value of derivative instruments, net	$152	$(120)	$(556)	$22	$20

Guarantees of Indebtedness

We have issued guarantees on behalf of certain of our subsidiaries and non-consolidated affiliates, including certain of our wholly-owned subsidiaries and Aluminium Norf GmbH, which is a 50% owned joint venture that does not meet the requirements for consolidation.

In the case of our wholly-owned subsidiaries, the indebtedness guaranteed is for trade accounts payable to third parties. For our majority-owned subsidiaries, the indebtedness guaranteed is for short-term loan, overdraft and other debt facilities with financial institutions, which are currently scheduled to expire during the second half of fiscal 2010. Some of the guarantees have annual terms while others have no expiration and have termination notice requirements. Neither we nor any of our subsidiaries or non-consolidated affiliates holds any assets of any third parties as collateral to offset the potential settlement of these guarantees.

Since we consolidate wholly-owned and majority-owned subsidiaries in our consolidated financial statements, all liabilities associated with trade payables and short-term debt facilities for these entities are already included in our consolidated balance sheets.

The following table discloses information about our obligations under guarantees of indebtedness of others as of September 30, 2009. We did not have any obligations under guarantees of indebtedness related to our majority-owned subsidiaries as of September 30, 2009.

	Maximum	Liability
	Potential Future	Carrying
(In millions)	Payment	Value

Wholly-owned Subsidiaries	$43	$5
Aluminium Norf GmbH	15	—

We have no retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets.

Other Arrangements

Forfaiting of Trade Receivables

Novelis Korea forfaits trade receivables in the ordinary course of business. These trade receivables are typically outstanding for 60 to 120 days. Forfaiting is a non-recourse method to manage credit and interest rate risks. Under this method, customers contract to pay a financial institution. The institution assumes the risk of non-payment and remits the invoice value (net of a fee) to us after presentation of a proof of delivery of goods to the customer. We do not retain a financial or legal interest in these receivables, and they are not included in our consolidated balance sheets.

Factoring of Trade Receivables

Our Brazilian operations factor, without recourse, certain trade receivables that are unencumbered by pledge restrictions. Under this method, customers are directed to make payments on invoices to a financial institution, but are not contractually required to do so. The financial institution pays us any invoices it has approved for payment (net of a fee). We do not retain financial or legal interest in these receivables, and they are not included in our consolidated balance sheets.

Summary Disclosures of Forfaited and Factored Financial Amounts

The following tables summarize our forfaiting and factoring amounts.

		May 16, 2007	April 1, 2007	Three Months
	Year Ended	through	through	Ended	Year Ended
	March 31,	March 31,	May 15,	March 31,	December 31,
(In millions)	2009	2008	2007	2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Receivables forfaited	$570	$507	$51	$68	$424
Receivables factored	70	75	—	18	71
Forfaiting expense	5	6	1	1	5
Factoring expense	1	1	—	—	1

	March 31,
(In millions)	2009	2008
	Successor	Successor

Forfaited receivables outstanding	$71	$149
Factored receivables outstanding	—	—

The amount of forfaited receivables outstanding decreased as of March 31, 2009 as compared to March 31, 2008 primarily due to decline in the LME price from March 31, 2008 to March 31, 2009 which resulted in a smaller amount of receivables available for forfaiting, as well as tightening in the credit markets. Forfaited receivables outstanding were $80 million as of September 30, 2009. Factored receivables outstanding were $32 million as of September 30, 2009.

Other

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPEs”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of September 30, 2009 and March 31, 2009, we were not involved in any unconsolidated SPE transactions.

Contractual Obligations

We have future obligations under various contracts relating to debt and interest payments, capital and operating leases, long-term purchase obligations, and postretirement benefit plans. The following table presents our estimated future payments under contractual obligations that existed as of March 31, 2009, based on undiscounted amounts. Our contractual obligations as of September 30, 2009 have not changed materially from the contractual obligations outstanding as of March 31, 2009. The future cash flow commitments that we may have related to derivative contracts are not estimable and are therefore not included. Furthermore, due to the difficulty in determining the timing of settlements, the table excludes $61 million of uncertain tax positions. See “Note 19 — Income Taxes” to our Audited Financial Statements included elsewhere in this prospectus.

		Less Than			More Than
(In millions)	Total	1 Year	1-3 Years	3-5 Years	5 Years

Debt(1)(2)	$2,522	$56	$126	$22	$2,318
Interest on long-term debt(2)(3)	754	159	306	200	89
Capital leases(4)	68	7	14	13	34
Operating leases(5)	96	19	30	24	23
Purchase obligations(6)	7,205	2,035	3,121	1,303	746
Unfunded pension plan benefits(7)	120	12	21	24	63
Other post-employment benefits(7)	114	7	17	21	69
Funded pension plans(7)	52	52	—	—	—

Total(2)	$10,931	$2,347	$3,635	$1,607	$3,342

(1)	Includes only principal payments on our 7.25% senior notes, Term Loan Facility, ABL Facility and notes payable to banks and others. These amounts exclude payments under capital lease obligations.

(2)	Does not include principal or interest payments on the old notes and does not give effect to the use of proceeds from the offering of old notes.

(3)	Interest on our fixed rate debt is estimated using the stated interest rate. Interest on our variable-rate debt is estimated using the rate in effect as of March 31, 2009 and includes the effect of current interest rate swap agreements. Actual future interest payments may differ from these amounts based on changes in floating interest rates or other factors or events. These amounts include an estimate for unused commitment fees. Excluded from these amounts are interest related to capital lease obligations, the amortization of debt issuance and other costs related to indebtedness.

(4)	Includes both principal and interest components of future minimum capital lease payments. Excluded from these amounts are insurance, taxes and maintenance associated with the property.

(5)	Includes the minimum lease payments for non-cancelable leases for property and equipment used in our operations. We do not have any operating leases with contingent rents. Excluded from these amounts are insurance, taxes and maintenance associated with the properties and equipment.

(6)	Includes agreements to purchase goods (including raw materials and capital expenditures) and services that are enforceable and legally binding on us, and that specify all significant terms. Some of our raw material purchase contracts have minimum annual volume requirements. In these cases, we estimate our future purchase obligations using annual minimum volumes and costs per unit that were in effect as of March 31, 2009. Due to volatility in the cost of our raw materials, actual amounts paid in the future may differ from these amounts. Excluded from these amounts are the impact of any derivative instruments and any early contract termination fees, such as those typically present in energy contracts.

(7)	Obligations for postretirement benefit plans are estimated based on actuarial estimates using benefit assumptions for, among other factors, discount rates, rates of compensation increases, and healthcare cost trends. Payments for unfunded pension plan benefits and other post-employment benefits are estimated through 2016. For funded pension plans, estimating the requirements beyond fiscal 2010 is not practical, as it depends on the performance of the plans’ investments, among other factors.

Dividends

On March 1, 2005, our board of directors approved the adoption of a quarterly dividend on our common shares. The following table shows information regarding dividends declared on our common shares since our inception.

		Dividend/
Declaration Date	Record Date	Share (in $)	Payment Date

March 1, 2005	March 11, 2005	0.09	March 24, 2005
April 22, 2005	May 20, 2005	0.09	June 20, 2005
July 27, 2005	August 22, 2005	0.09	September 20, 2005
October 28, 2005	November 21, 2005	0.09	December 20, 2005
February 23, 2006	March 8, 2006	0.09	March 23, 2006
April 27, 2006	May 20, 2006	0.09	June 20, 2006
August 28, 2006	September 7, 2006	0.01	September 25, 2006
October 26, 2006	November 20, 2006	0.01	December 20, 2006

No dividends have been declared since October 26, 2006. Future dividends are at the discretion of the board of directors and will depend on, among other things, our financial resources, cash flows generated by our business, our cash requirements, restrictions under the instruments governing our indebtedness, being in compliance with the appropriate indentures and covenants under the instruments that govern our indebtedness that would allow us to legally pay dividends and other relevant factors.

Environment, Health and Safety

We strive to be a leader in environment, health and safety (“EHS”). Our EHS system is aligned with ISO 14001, an international environmental management standard, and OHSAS 18001, an international occupational health and safety management standard. All of our facilities are expected to implement the necessary management systems to support ISO 14001 and OHSAS 18001 certifications. As of September 30, 2009, all of our manufacturing facilities worldwide were ISO 14001 certified, 31 facilities were OHSAS 18001 certified and 29 facilities have dedicated quality improvement management systems.

Our capital expenditures for environmental protection and the betterment of working conditions in our facilities were $5 million in fiscal 2009. We expect these capital expenditures will be approximately $12 million and $13 million in fiscal 2010 and 2011, respectively. In addition, expenses for environmental protection (including estimated and probable environmental remediation costs as well as general environmental protection costs at our facilities) were $28 million in fiscal 2009, and are expected to be $37 million and $32 million in fiscal 2010 and 2011. Generally, expenses for environmental protection are recorded in Cost of goods sold (exclusive of depreciation and amortization). However, significant remediation costs that are not associated with on-going operations are recorded in Other (income) expenses, net.

Material Weakness

Pursuant to the Sarbanes-Oxley Act of 2002, we are required to provide a report by management in our Form 10-K on internal control over financial reporting, including management’s assessment of the effectiveness of such control. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, we may be unable to provide financial information in a timely and reliable manner. Any such difficulties or failure may have a material adverse effect on our business, financial condition and operating results.

In July 2008, we identified non-cash errors relating to our purchase accounting for an equity method investee including related income tax accounts. As a result of our identification of these errors, our Audit Committee and management concluded on August 1, 2008, that our previously issued consolidated financial statements for our fiscal year ended March 31, 2008, should no longer be relied upon. Upon conducting a review of these accounting errors, management determined that as of March 31, 2008, we had a material weakness with respect to the application of purchase accounting for an equity method investee including the related income tax accounts. Specifically, our controls did not ensure the accuracy and validity of our purchase accounting adjustments for an equity method investee. This control deficiency could result in a material misstatement of our “Investment in and advances to non-consolidated affiliates” and “Equity in net (income) loss of non-consolidated affiliates” in our consolidated financial statements that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness. This material weakness was disclosed in our amended Annual Report on Form 10-K for the fiscal year ended March 31, 2008, our quarterly report on Form 10-Q for the period ended June 30, 2008, our quarterly report on Form 10-Q for the period ended September 30, 2008, our quarterly report on form 10-Q for the period ended December 31, 2008, our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, our quarterly report on Form 10-Q for the period ended June 30, 2009 and our quarterly report on Form 10-Q for the period ended September 30, 2009. This material weakness still existed as of September 30, 2009.

Our plan for remediating this material weakness includes the following:

1. We conducted a full review of the purchase accounting for the Hindalco acquisition, including a review of the valuation approach, as well as the related accounting for equity method investees and related income tax accounts. This review was conducted by the Principal Financial Officer, corporate and regional financial officers, corporate and regional tax personnel and the Company’s external valuation expert. This aspect of our remediation plan has been completed.

2. Management re-evaluated all accounting and financial reporting controls for purchase accounting and equity method investees, including related income tax accounts. This aspect of our remediation plan has been completed.

3. Training sessions were conducted for key financial and tax personnel regarding equity method accounting and related income tax accounting matters. This aspect of our remediation plan has been completed.

4. Management is transitioning certain purchase accounting responsibilities to our regional financial personnel, including tax personnel, and developing procedures to monitor the ongoing activity of this entity. This aspect of our remediation plan has not yet been completed.

Critical Accounting Policies and Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors we believe to be relevant at the time we prepared our consolidated financial statements. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in “Note 1 — Business and Summary of Significant Accounting Policies” to our Audited Financial Statements and “Note 1 — Business and Summary of Significant Accounting Policies” to our Unaudited Financial Statements included elsewhere in this prospectus. We believe the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results, as they require management to make difficult, subjective or complex judgments, and to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting policies and related disclosures with the Audit Committee.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to changes in commodity prices, foreign currency exchange rates, energy prices and interest rates. Derivative instruments we use are primarily commodity forward and option contracts, foreign currency forward contracts and interest swaps. Our operations and cash flows are subject to fluctuations due to changes in commodity prices, foreign currency exchange rates, energy prices and interest rates.

We are exposed to changes in aluminum prices through arrangements where the customer has received a fixed price commitment from us. We attempt to manage this risk by hedging future purchases of metal required for these firm commitments. In addition, we hedge a portion of our future production.

To the extent that these exposures are not fully hedged, we are exposed to gains and losses when changes occur in the market price of aluminum. Hedges of specific arrangements and future production increase or decrease the fair value by approximately $24 million for a 10% change in the market value of aluminum as of September 30, 2009.

Short-term exposures to changing foreign currency exchange rates occur due to operating cash flows denominated in foreign currencies. We manage this risk with forward currency swap contracts and currency exchange options. Our most significant foreign currency exposures relate to the euro, Brazilian real and the Korean won. We assess market conditions and determine an appropriate amount to hedge based on pre-determined policies.

To the extent that foreign currency operating cash flows are not fully hedged, we are exposed to foreign exchange gains and losses. In the event that we choose not to hedge a foreign currency cash flow, an adverse movement in rates could impact our earnings and cash flows. A 10% instantaneous appreciation of all foreign exchange rates against the U.S. dollar would reduce the fair value of our currency derivatives by approximately $75 million as of September 30, 2009.

We are exposed to changes in interest rates due to our financing, investing and cash management activities. We may enter into interest rate swap contracts to protect against our exposure to changes in future interest rates, which requires deciding how much of the exposure to hedge based on our sensitivity to variable-rate fluctuations.

To the extent that we choose to hedge our interest costs, we are able to avoid the impacts of changing interest rates on our interest costs. In the event that we do not hedge a floating rate debt a movement in market interest rates could impact our interest cost. As of September 30, 2009, a 10% change in the market interest rate would increase or decrease the fair value of our interest rate hedges by $1 million. A 12.5 basis point change in market interest rates as of September 30, 2009 would increase or decrease our unhedged interest cost on floating rate debt by approximately $1 million.

The majority of our derivative contracts are valued using industry-standard models that use observable market inputs as their basis, such as time value, forward interest rates, volatility factors, and current (spot) and forward market prices for foreign exchange rates. See “Note 17 — Fair Value of Assets and Liabilities” to our Audited Financial Statements and “Note 11 — Fair Value Measurements” to our Unaudited Financial Statements included elsewhere in this prospectus for discussion on fair value of derivative instruments.

Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. As a result of the Arrangement, we estimated fair value of goodwill using a number of factors, including the application of multiples and discounted cash flow estimates. We have allocated goodwill to our operating segments in North America, Europe and South America, which are also reporting units for purposes of performing our goodwill impairment testing as follows (in millions):

Goodwill as of
September 30, 2009

North America	$288
Europe	181
South America	142

$611

Goodwill is not amortized; instead, it is tested for impairment annually or more frequently if indicators of impairment exist. On an ongoing basis, absent any impairment indicators, we perform our goodwill impairment testing as of the last day of February of each year.

We test consolidated goodwill for impairment using a fair value approach at the reporting unit level. We use our operating segments as our reporting units and perform our goodwill impairment test in two steps. Step one compares the fair value of each reporting unit (operating segment) to its carrying amount. If step one indicates that an impairment potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value.

For purposes of our step one analysis, our estimate of fair value for each reporting unit is based on a combination of (1) quoted market prices/relationships (the market approach), (2) discounted cash flows (the income approach) and (3) a stock price build-up approach (the build-up approach). The estimated fair value for each reporting unit is within the range of fair values yielded under each approach. The approach to determining fair value for all reporting units is consistent given the similarity of our operations in each region.

Under the market approach, the fair value of each reporting unit is determined based upon comparisons to public companies engaged in similar businesses. Under the income approach, the fair value of each reporting unit is based on the present value of estimated future cash flows. The income approach is dependent on a number of significant management assumptions including markets and market share, sales volumes and prices, costs to produce, capital spending, working capital changes and the discount rate. We estimate future cash flows for each of our reporting units based on our projections for the respective reporting unit. These projected cash flows are discounted to the present value using a weighted average cost of capital (discount rate). The discount rate is commensurate with the risk inherent in the projected cash flows and reflects the rate of return required by an investor in the current economic conditions. For impairment tests conducted in the third and fourth quarters of fiscal 2009, we used a discount rate of 12% for all reporting units, an increase of approximately 3% from the rate used in our prior year impairment test. An increase or decrease of 0.5% in the discount rate impacted the estimated fair value by $25-75 million, depending on the relative size of the reporting unit. The projections are based on both past performance and the projections and assumptions used in our current operating plan. As such, we assumed shipments will remain at levels experienced in our third and fourth quarters of fiscal 2009 until the second half of fiscal 2010. We use unique revenue growth assumptions for each reporting unit, based on history and economic conditions, ranging from 2.5% to 3.5% growth through 2014.

Under the build-up approach, which is a variation of the market approach, we estimate the fair value of each reporting unit based on the estimated contribution of each of the reporting units to Hindalco’s total business enterprise value.

During the third fiscal quarter of 2009, we concluded that interim impairment testing was required due to the recent deterioration in the global economic environment and the resulting significant decrease in both the market capitalization of our parent company and the valuation of our publicly traded 7.25% senior notes. In the third quarter of fiscal 2009, the result of our step one test indicated a potential impairment.

For our reporting units in North America, Europe and South America, we proceeded to step two for the goodwill impairment calculation in which we determined the implied fair value of the goodwill and compared it to the carrying value of the goodwill. We allocated the fair value of the reporting unit to all of its assets and liabilities as if the reporting unit has been acquired and the fair value was the price paid to acquire each reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of the reporting unit’s goodwill. Step two was not performed for Asia as no goodwill has been allocated to this reporting unit. As a result of our step two evaluation, we recorded a $1.34 billion impairment charge in third quarter of fiscal 2009.

We performed our annual testing for goodwill impairment as of the last day of February 2009 and no additional goodwill impairment was identified. As a result of improvements in our updated projections related to timing of economic recovery, the fair values of the reporting units exceeded their respective carrying amounts as of February 28, 2009 by 12% for North America, by 9% for Europe and by 36% for South America.

Equity Investments

We invest in a number of public and privately-held companies, primarily through joint ventures and consortiums. These investments are accounted for using the equity method and include our investment in Aluminium Norf GmbH. As a result of the Arrangement, investments in and advances to affiliates as of May 16, 2007 were adjusted to reflect fair value.

We review equity investments for impairment whenever certain indicators are present suggesting that the carrying value of an investment is not recoverable. This analysis requires a significant amount of judgment to identify events or circumstances indicating that an equity investment may be impaired. Once an impairment indicator is identified, we must determine if an impairment exists, and if so, whether the impairment is other than temporary, in which case the equity investment is written down to its estimated fair value. In connection with the impairment testing conducted in the third quarter of fiscal 2009 related to goodwill, we also evaluated our investment in Norf for impairment using the income approach. This resulted in an impairment charge of $160 million, which is reported in equity in net (income) loss of non-consolidated affiliates on the consolidated statement of operations.

Impairment of Intangible Assets

Our other intangible assets of $786 million as of September 30, 2009 consist of tradenames, technology, customer relationships and favorable energy and supply contracts and are amortized over 3 years to 20 years. As of September 30, 2009, we did not have any intangible assets with indefinite useful lives. We consider the potential impairment of these other intangibles assets in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. For tradenames and technology, we utilize a relief-from-royalty method. All other intangible assets are assessed using the income approach. As a result of these assessments, no impairment was indicated.

Impairment of Long Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment when events or changes in circumstances indicate that the carrying value of the assets contained in our financial statements may not be recoverable. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset’s estimated, future net cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate and recognize an impairment loss. If we recognize an impairment loss, the adjusted carrying amount of the asset will be its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated over the remaining useful life of that asset. Restoration of a previously recognized impairment loss is prohibited.

Our impairment loss calculations require management to apply judgments in estimating future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that represents the risk inherent in future cash flows. We recorded impairment charges on long-lived assets of $1 million, $18 million (including $17 million classified as Restructuring charges, net), $1 million and $8 million during the six months ended September 30, 2008, the years ended March 31, 2009 and 2008, and the three months ended March 31, 2007, respectively. We had no impairment charges on long-lived assets during the six months ended September 30, 2009 and the year ended December 31, 2006.

If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to additional impairment losses that could be material to our results of operations.

Pension and Other Postretirement Plans

We account for our defined benefit pension plans and non-pension postretirement benefit plans in accordance with FASB Statements No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, No. 87, Employers’ Accounting for Pensions, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. Liabilities and expense for pension plans and other postretirement benefits are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions related to the employee workforce (salary increases, medical costs, retirement age, and mortality).

The actuarial models use an attribution approach that generally spreads the financial impact of changes to the plan and actuarial assumptions over the average remaining service lives of the employees in the plan. Changes in liability due to changes in actuarial assumptions such as discount rate, rate of compensation increases and mortality, as well as annual deviations between what was assumed and what was experienced by the plan are treated as gains or losses. Additionally, gains and losses are amortized over the group’s average future service. The average future service for pension plans and other postretirement benefit plans is 12.2 and 12.7 years respectively. The principle underlying the required attribution approach is that employees render service over their average remaining service lives on a relatively smooth basis and, therefore, the accounting for benefits earned under the pension or non-pension postretirement benefits plans should follow the same relatively smooth pattern.

Our pension obligations relate to funded defined benefit pension plans we have established in the United States, Canada, Switzerland and the United Kingdom, unfunded pension benefits primarily in Germany, and unfunded lump sum indemnities payable upon retirement to employees of businesses in France, South Korea, Malaysia and Italy. Pension benefits are generally based on the employee’s service and either on a flat dollar rate or on the highest average eligible compensation before retirement. Our other postretirement benefit obligations include unfunded healthcare and life insurance benefits provided to retired employees in Canada, the United States and Brazil.

All net actuarial gains and losses are generally amortized over the expected average remaining service life of the employees. The costs and obligations of pension and other postretirement benefits are calculated based on assumptions including the long-term rate of return on pension assets, discount rates for pension and other postretirement benefit obligations, expected service period, salary increases, retirement ages of employees and healthcare cost trend rates. These assumptions bear the risk of change as they require significant judgment and they have inherent uncertainties that management may not be able to control.

The most significant assumption used to calculate pension and other postretirement obligations is the discount rates used to determine the present value of benefits. It is based on spot rate yield curves and individual bond matching models for pension and other postretirement plans in Canada and the United States, and on published long-term high quality corporate bond indices in other countries, at the end of each fiscal year. Adjustments were made to the index rates based on the duration of the plans’ obligations for each country. The weighted average discount rate used to determine the pension benefit obligation was 6.0% as of March 31, 2009, compared to 5.8% and 5.4% for March 31, 2008 and December 31, 2006, respectively. The weighted average discount rate used to determine the other postretirement benefit obligation was 6.2% as of March 31, 2009, compared to 6.1% and 5.7% for March 31, 2008 and December 31, 2006, respectively. The weighted average discount rate used to determine the net periodic benefit cost is the rate used to determine the benefit obligation in the previous year.

As of March 31, 2009, an increase in the discount rate of 0.5%, assuming inflation remains unchanged, would result in a decrease of $82 million in the pension and other postretirement obligations and in a decrease of $10 million in the net periodic benefit cost. A decrease in the discount rate of 0.5% as of March 31, 2009, assuming inflation remains unchanged, would result in an increase of $82 million in the pension and other postretirement obligations and in an increase of $10 million in the net periodic benefit cost. The calculation of the estimate of the expected return on assets and additional discussion regarding pension and other postretirement plans is described in “Note 14 — Postretirement Benefit Plans” to our Audited Financial Statements and “Note 8 — Postretirement Benefit Plans” to our Unaudited Financial Statements included elsewhere in this prospectus. The weighted average expected return on assets was 6.9% for 2009, 7.3% for 2008 and 7.3% for 2006. The expected return on assets is a long-term assumption whose accuracy can only be measured over a long period based on past experience. A variation in the expected return on assets by 0.5% as of March 31, 2009 would result in a variation of approximately $3 million in the net periodic benefit cost.

Income Taxes

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, deferred tax assets are also recorded with respect to net operating losses and other tax attribute carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when realization of the benefit of deferred tax assets is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The ultimate recovery of certain of our deferred tax assets is dependent on the amount and timing of taxable income that we will ultimately generate in the future and other factors such as the interpretation of tax laws. This means that significant estimates and judgments are required to determine the extent that valuation allowances should be provided against deferred tax assets. We have provided valuation allowances as of September 30, 2009 aggregating $111 million against such assets based on our current assessment of future operating results and these other factors.

By their nature, tax laws are often subject to interpretation. Further complicating matters is that in those cases where a tax position is open to interpretation, differences of opinion can result in differing conclusions as to the amount of tax benefits to be recognized under FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (Step 1) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step 2) is only addressed if Step 1 has been satisfied. Under Step 2, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. Consequently, the level of evidence and documentation necessary to support a position prior to being given recognition and measurement within the financial statements is a matter of judgment that depends on all available evidence.

As of September 30, 2009 the total amount of unrecognized benefits that, if recognized, would affect the effective income tax rate in future periods based on anticipated settlement dates was $33 million. Although management believes that the estimates and judgments discussed herein are reasonable, actual results could differ, which could result in gains or losses that could be material.

Assessment of Loss Contingencies

We have legal and other contingencies, including environmental liabilities, which could result in significant losses upon the ultimate resolution of such contingencies. Environmental liabilities that are not legal asset retirement obligations are accrued on an undiscounted basis when it is probable that a liability exists for past events.

We have provided for losses in situations where we have concluded that it is probable that a loss has been or will be incurred and the amount of the loss is reasonably estimable. A significant amount of judgment is involved in determining whether a loss is probable and reasonably estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolution of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingency.

Recently Issued Accounting Standards

Recently Adopted Accounting Standards

In June 2009, the Financial Accounting Standards Board (FASB) approved its Accounting Standards Codification (ASC) (Codification) as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification which changes the referencing of financial standards is effective for interim or annual periods ending after September 15, 2009. As the codification is not intended to change or alter existing US GAAP, this standard had no impact on the Company’s financial position or results of operations.

We adopted the authoritative guidance in ASC 855, Subsequent Events, (prior authoritative literature: FASB Statement No. 165, Subsequent Events) which establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This accounting standard requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This standard had no impact on our consolidated financial position, results of operations and cash flows.

We adopted the authoritative guidance in ASC 810, Consolidation, (prior authoritative literature: FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements) which establishes accounting and reporting standards that require: (i) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the condensed consolidated balance sheet within shareholder’s equity, but separate from the parent’s equity; (ii) the amount of condensed consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the condensed consolidated statement of operations and (iii) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently. We adopted this accounting standard effective April 1, 2009, and applied this standard prospectively, except for the presentation and disclosure requirements, which have been applied retrospectively.

We adopted the authoritative guidance in ASC 350, Intangibles — Goodwill and Other, (prior authoritative literature: FASB Staff Position No. FAS 142-3, Determination of Useful Life of Intangible Assets) which amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The accounting standard also requires expanded disclosure related to the determination of intangible asset useful lives. This standard had no impact on our consolidated financial position, results of operations and cash flows.

We adopted the authoritative guidance in ASC 820, Fair Value Measurements and Disclosures, (prior authoritative literature: FASB Staff Position No. 107-1 and APB Opinion 28-1, Interim Disclosures about Fair Value of Financial Instruments; FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly) which requires disclosures about the fair value of financial instruments for interim reporting periods. This codification also provides additional guidance in determining fair value when the volume and level of activity for the asset or liability has significantly decreased. This standard had no impact on our consolidated financial position, results of operations and cash flows.

We adopted the authoritative guidance in ASC 320, Investments — Debt and Equity Securities, (prior authoritative literature: FASB Staff Position No. 115-2 and FASB Staff Position No. 124-2, Recognition of Other-than-Temporary-Impairments) which amends the other-than-temporary impairment guidance in GAAP for debt and equity securities. This standard had no impact on our consolidated financial position, results of operations and cash flows.

We adopted the authoritative guidance in ASC 805, Business Combinations, (prior authoritative literature: FASB Statement No. 141 (Revised), Business Combinations; FASB Staff Position No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies) (ASC 805) which establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard also requires acquirers to estimate the acquisition-date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. ASC 805 also clarifies the initial and subsequent recognition, subsequent accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This standard requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, if the acquisition-date fair value can be reasonably estimated. We will apply ASC 805 prospectively to business combinations occurring after March 31, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. This standard amends certain provisions of preexisting tax guidance such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this business combination guidance would also apply the provisions of this standard. This standard had no impact on our consolidated financial position, results of operations and cash flows.

We adopted the authoritative guidance in ASC 323, Investments — Equity Method and Joint Ventures, (prior authoritative literature: Emerging Issues Task Force Issue No. 08-06, Equity Method Investment Accounting Considerations) which addresses questions that have arisen about the application of the equity method of accounting for investments acquired after the effective date of newly issued business combination standards and non-controlling interest standards. This accounting standard clarifies how to account for certain transactions involving equity method investments, and is effective on a prospective basis. This standard had no impact on our consolidated financial position, results of operations and cash flows.

Recently Issued Accounting Standards

The following new accounting standards have been issued, but have not yet been adopted by us as of September 30, 2009, as adoption is not required until future reporting periods.

In June 2009, the FASB issued statement No. 167, Amendments to FASB Interpretation No. 46(R) (FASB 167). FASB 167 has not been incorporated by the FASB into the Codification as the guidance is not yet effective and early adoption is prohibited. FASB 167 is intended (1) to address the effects on certain provisions of the accounting standard dealing with consolidation of variable interest entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) to clarify questions about the application of certain key provisions related to consolidation of variable interest entities, including those in which accounting and disclosures do not always provided timely and useful information about an enterprise’s involvement in a variable interest entity. FASB 167 will be effective for fiscal years ending after November 15, 2009. We do not anticipate this standard will have any impact on our consolidated financial position, results of operations and cash flows.

In December 2008, the FASB issued ASC 715, Compensation — Retirement Benefits, (prior authoritative literature: FASB issued FSP No. 132(R)-1, Employers’ Disclosures about Pensions and Other Postretirement Benefits) which requires that an employer disclose the following information about the fair value of plan assets: (1) how investment allocation decisions are made, including the factors that are pertinent to understanding of investment policies and strategies; (2) the major categories of plan assets; (3) the inputs and valuation techniques used to measure the fair value of plan assets; (4) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and (5) significant concentrations of risk within plan assets. This pronouncement will be effective for fiscal years ending after December 15, 2009, with early application permitted. At initial adoption, application of this standard would not be required for earlier periods that are presented for comparative purposes. This standard will have no impact on our consolidated financial position, results of operations and cash flows.

We have determined that all other recently issued accounting standards will not have a material impact on our consolidated financial position, results of operations or cash flows, or do not apply to our operations.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in commodity prices (primarily aluminum, electricity and natural gas), foreign currency exchange rates and interest rates, that could impact our results of operations and financial condition. We manage our exposure to these and other market risks through regular operating and financing activities and derivative financial instruments. We use derivative financial instruments as risk management tools only, and not for speculative purposes. Except where noted, the derivative contracts are marked-to-market and the related gains and losses are included in earnings in the current accounting period.

By their nature, all derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. All derivative contracts are executed with counterparties that, in our judgment, are creditworthy. Our maximum potential loss may exceed the amount recognized in the accompanying September 30, 2009 condensed consolidated balance sheet.

The decision of whether and when to execute derivative instruments, along with the duration of the instrument, can vary from period to period depending on market conditions and the relative costs of the instruments. The duration is always linked to the timing of the underlying exposure, with the connection between the two being regularly monitored.

Commodity Price Risks

We have commodity price risk with respect to purchases of certain raw materials including aluminum, electricity and natural gas.

Aluminum

Most of our business is conducted under a conversion model that allows us to pass through increases or decreases in the price of aluminum to our customers. Nearly all of our products have a price structure with two components: (i) a pass through aluminum price based on the LME plus local market premiums and (ii) a “conversion premium” based on the conversion cost to produce the rolled product and the competitive market conditions for that product.

When we enter into agreements with our customers that fix the selling price of our products for future delivery, we are exposed to rising aluminum prices. We may not be able to purchase the aluminum necessary to fulfill the order at the same price which we have committed to our customer. We hedge this risk by purchasing LME futures contracts. We expect the gain or loss on the settlement of the derivative to offset increases or decreases in the purchase price of aluminum. These hedges, which comprise the majority of our aluminum derivatives, generate losses in periods of decreasing aluminum prices.

Metal price lag exposes us to potential losses in periods of falling aluminum prices. We sell short-term LME futures contracts to reduce our exposure to this risk. We expect the gain or loss on the settlement of the derivative to offset the effect of changes in aluminum prices on future product sales. These hedges generally generate losses in periods of increasing aluminum prices.

In addition, we have a sales contract which contains a ceiling over which metal prices cannot be contractually passed through to a certain customer. As a result, we were unable to pass through the complete increase in metal prices for sales under this contract and this negatively impacted our margins when the metal price was above the ceiling price. As result of falling LME prices and based upon a September 30, 2009 aluminum price of $1,850 per tonne, we estimate a $4 million unfavorable revenue and cash flow impact through December 31, 2009 when this contract expires.

We employ three strategies to mitigate our risk of rising metal prices that we cannot pass through to certain customers due to metal price ceilings. First, we maximize the amount of our internally supplied metal inputs from our smelting, refining and mining operations in Brazil. Second, we rely on the output from our recycling operations which utilize UBCs. Both of these sources of aluminum supply have historically provided a benefit as these sources of metal are typically less expensive than purchasing aluminum from third party suppliers. We refer to these two sources as our internal hedges.

Beyond our internal hedges described above, our third strategy to mitigate the risk of loss or reduced profitability associated with the metal price ceilings is to purchase derivative instruments on projected aluminum volume requirements above our assumed internal hedge position. We purchased forward derivative instruments to hedge our exposure to further metal price increases.

Sensitivities

We estimate that a 10% decline in LME aluminum prices would result in a $24 million pre-tax loss related to the change in fair value of our aluminum contracts as of September 30, 2009.

Energy

We use several sources of energy in the manufacture and delivery of our aluminum rolled products. In the quarter ended September 30, 2009, natural gas and electricity represented approximately 89% of our energy consumption by cost. We also use fuel oil and transport fuel. The majority of energy usage occurs at our casting centers, at our smelters in South America and during the hot rolling of aluminum. Our cold rolling facilities require relatively less energy.

We purchase our natural gas on the open market, which subjects us to market pricing fluctuations. We seek to stabilize our future exposure to natural gas prices through the use of forward purchase contracts. Natural gas prices in Europe, Asia and South America have historically been more stable than in the United States. As of September 30, 2009, we have a nominal amount of forward purchases outstanding related to natural gas.

A portion of our electricity requirements are purchased pursuant to long-term contracts in the local regions in which we operate. A number of our facilities are located in regions with regulated prices, which affords relatively stable costs. In South America, we own and operate hydroelectric facilities that meet approximately 25% of our total electricity requirements in that segment. Additionally, we have entered into an electricity swap in North America to fix a portion of the cost of our electricity requirements.

We purchase a nominal amount of heating oil forward contracts to hedge against fluctuations in the price of our transport fuel.

Fluctuating energy costs worldwide, due to the changes in supply and international and geopolitical events, expose us to earnings volatility as such changes in such costs cannot immediately be recovered under existing contracts and sales agreements, and may only be mitigated in future periods under future pricing arrangements.

Sensitivities

The following table presents the estimated potential effect on the fair values of these derivative instruments as of September 30, 2009 given a 10% decline in spot prices for energy contracts.

	Change in	Change in
	Price	Fair Value
($ in millions)

Electricity	(10)%	$(2)
Natural Gas	(10)%	(2)
Heating Oil	(10)%	—

Foreign Currency Exchange Risks

Exchange rate movements, particularly the euro, the Brazilian real and the Korean won against the U.S. dollar, have an impact on our operating results. In Europe, where we have predominantly local currency selling prices and operating costs, we benefit as the euro strengthens, but are adversely affected as the euro weakens. In Korea, where we have local currency selling prices for local sales and U.S. dollar denominated selling prices for exports, we benefit slightly as the won weakens, but are adversely affected as the won strengthens, due to a slightly higher percentage of exports compared to local sales. In Brazil, where we have predominately U.S. dollar selling prices, metal costs and local currency operating costs, we benefit as the local currency weakens, but are adversely affected as the local currency strengthens. Foreign currency contracts may be used to hedge the economic exposures at our foreign operations.

It is our policy to minimize functional currency exposures within each of our key regional operating segments. As such, the majority of our foreign currency exposures are from either forecasted net sales or forecasted purchase commitments in non-functional currencies. Our most significant non-U.S. dollar functional currency operating segments are Europe and Asia, which have the euro and the Korean won as their functional currencies, respectively. South America is U.S. dollar functional with Brazilian real transactional exposure.

We face translation risks related to the changes in foreign currency exchange rates. Amounts invested in our foreign operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss) in the Shareholders’ equity section of the accompanying condensed consolidated balance sheets. Net sales and expenses in our foreign operations’ foreign currencies are translated into varying amounts of U.S. dollars depending upon whether the U.S. dollar weakens or strengthens against other currencies. Therefore, changes in exchange rates may either positively or negatively affect our net sales and expenses from foreign operations as expressed in U.S. dollars.

Any negative impact of currency movements on the currency contracts that we have entered into to hedge foreign currency commitments to purchase or sell goods and services would be offset by an equal and opposite favorable exchange impact on the commitments being hedged. For a discussion of accounting policies and other information relating to currency contracts, see “Note 1 — Business and Summary of Significant Accounting Policies” and “Note 11 — Financial Instruments and Commodity Contracts” to the accompanying unaudited financial statements.

Sensitivities

The following table presents the estimated potential effect on the fair values of these derivative instruments as of September 30, 2009 given a 10% change in rates.

	Change in	Change in
($ in millions)	Exchange Rate	Fair Value

Currency measured against the U.S. dollar
Brazilian real	(10)%	$(35)
Euro	10%	(29)
Korean won	10%	(7)
Canadian dollar	(10)%	(2)
British pound	10%	(1)
Swiss franc	10%	(1)

Loans to and investments in European operations have been hedged with EUR 135 million of cross-currency swaps. We designated these as net investment hedges. While this has no impact on our cash flows, subsequent changes in the value of currency related derivative instruments that are not designated as hedges are recognized in Gain (loss) on change in fair value of derivative instruments, net in our condensed consolidated statement of operations.

We estimate that a 10% increase in the value of the euro against the US dollar would result in a $17 million potential pre-tax loss on these derivatives as of September 30, 2009.

Interest Rate Risks

As of September 30, 2009, approximately 84% of our debt obligations were at fixed rates. Due to the nature of fixed-rate debt, there would be no significant impact on our interest expense or cash flows from either a 10% increase or decrease in market rates of interest.

We are subject to interest rate risk related to our floating rate debt. For every 12.5 basis point increase in the interest rates on our outstanding variable rate debt as of September 30, 2009, which includes $240 million of term loan debt and other variable rate debt of $214 million, our annual pre-tax income would be reduced by approximately $1 million.

From time to time, we have used interest rate swaps to manage our debt cost. In Korea, we entered into interest rate swaps to fix the interest rate on various floating rate debt. See “Note 6 — Debt” to the accompanying unaudited financial statements for further information.

Sensitivities

The following table presents the estimated potential effect on the fair values of these derivative instruments as of September 30, 2009 given a 10% change in the benchmark USD LIBOR interest rate.

	Change in	Change in
($ in millions)	Rate	Fair Value

Interest Rate Contracts
North America	(10)%	$(1)
Asia	(10)%	—

BUSINESS

Overview

We are the world’s leading aluminum rolled products producer based on shipment volume in fiscal 2009, with total shipments of approximately 2,943 kt in fiscal 2009. We are the only company of our size and scope focused solely on aluminum rolled products markets and capable of local supply of technologically sophisticated aluminum products in all of these geographic regions. We are also the global leader in the recycling of used aluminum beverage cans. We had net sales of approximately $10.2 billion for the year ended March 31, 2009 and approximately $4.1 billion for the six months ended September 30, 2009.

Our History

Organization and Description of Business

Novelis Inc., formed in Canada on September 21, 2004, and its subsidiaries, is the world’s leading aluminum rolled products producer based on shipment volume. We produce aluminum sheet and light gauge products for end-use markets, including beverage and food cans, construction and industrial, foil products and transportation markets. As of September 30, 2009, we had operations in 11 countries on four continents: North America, Europe, Asia and South America, through 31 operating plants, one research facility and several market-focused innovation centers. In addition to aluminum rolling and recycling, our South American businesses include bauxite mining, alumina refining, primary aluminum smelting and power generation facilities that are integrated with our rolling plants in Brazil.

On May 18, 2004, Alcan announced its intention to transfer its rolled products businesses into a separate company and to pursue a spin-off of that company to its shareholders. The spin-off occurred on January 6, 2005, following approval by Alcan’s board of directors and shareholders, and legal and regulatory approvals. Alcan shareholders received one Novelis common share for every five Alcan common shares held.

Acquisition by Hindalco

On May 15, 2007, the company was acquired by Hindalco through its indirect wholly-owned subsidiary pursuant to the Arrangement at a price of $44.93 per share. The aggregate purchase price for all of the company’s common shares was $3.4 billion and Hindalco also assumed $2.8 billion of Novelis’ debt for a total transaction value of $6.2 billion. Subsequent to completion of the Arrangement on May 15, 2007, all of our common shares were indirectly held by Hindalco.

Our Industry

The aluminum rolled products market represents the global supply of and demand for aluminum sheet, plate and foil produced either from sheet ingot or continuously cast roll-stock in rolling mills operated by independent aluminum rolled products producers and integrated aluminum companies alike.

Aluminum rolled products are semi-finished aluminum products that constitute the raw material for the manufacture of finished goods ranging from automotive body panels to household foil. There are two major types of manufacturing processes for aluminum rolled products differing mainly in the process used to achieve the initial stage of processing:

•	hot mills — that require sheet ingot, a rectangular slab of aluminum, as starter material; and

•	continuous casting mills — that can convert molten metal directly into semi-finished sheet.

Both processes require subsequent rolling, which we call cold rolling, and finishing steps such as annealing, coating, leveling or slitting to achieve the desired thicknesses and metal properties. Most customers receive shipments in the form of aluminum coil, a large roll of metal, which can be fed into their fabrication processes.

There are two sources of input material: (1) primary aluminum, such as molten metal, re-melt ingot and sheet ingot; and (2) recycled aluminum, such as recyclable material from fabrication processes, which we refer to as recycled process material, UBCs and other post-consumer aluminum.

Primary aluminum can generally be purchased at prices set on the LME, plus a premium that varies by geographic region of delivery, form (ingot or molten metal) and purity.

Recycled aluminum is also an important source of input material. Aluminum is infinitely recyclable and recycling it requires only approximately 5% of the energy needed to produce primary aluminum. As a result, in regions where aluminum is widely used, manufacturers and customers are active in setting up collection processes in which UBCs and other recyclable aluminum are collected for re-melting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

There has been a long-term industry trend towards lighter gauge (thinner) rolled products, which we refer to as “downgauging,” where customers request products with similar properties using less metal in order to reduce costs and weight. For example, aluminum rolled products producers and can fabricators have continuously developed thinner walled cans with similar strength as previous generation containers, resulting in a lower cost per unit. As a result of this trend, aluminum tonnage across the spectrum of aluminum rolled products, and particularly for the beverage and food cans end-use market, has declined on a per unit basis, but actual rolling machine hours per unit have increased. Because the industry has historically tracked growth based on aluminum tonnage shipped, we believe the downgauging trend may contribute to an understatement of the actual growth of revenue attributable to rolling in some end-use markets.

End-use Markets

Aluminum rolled products companies produce and sell a wide range of aluminum rolled products, which can be grouped into four end-use markets based upon similarities in end-use markets: (1) beverage and food cans; (2) construction and industrial; (3) foil products and (4) transportation. Within each end-use market, aluminum rolled products are manufactured with a variety of alloy mixtures; a range of tempers (hardness), gauges (thickness) and widths; and various coatings and finishes. Large customers typically have customized needs resulting in the development of close relationships with their supplying mills and close technical development relationships.

Beverage and Food Cans.  Beverage cans are the single largest aluminum rolled products application, accounting for approximately 23% of total worldwide shipments in the calendar year ended December 31, 2008, according to market data from CRU. Beverage and food cans is also our largest end-use market, making up 60% and 54% of total flat rolled product shipments for the six months ended September 30, 2009 and 2008, respectively. The recyclability of aluminum cans enables them to be used, collected, melted and returned to the original product form many times, unlike steel, paper or PET plastic, which deteriorate with every iteration of recycling. Aluminum beverage cans also offer advantages in fabricating efficiency and product shelf life. Fabricators are able to produce and fill beverage cans at very high speeds, and non-porous aluminum cans provide longer shelf life than PET plastic containers. Aluminum cans are light, stackable and use space efficiently, making them convenient and cost efficient to ship.

Downgauging and changes in can design help to reduce total costs on a per can basis and contribute to making aluminum more competitive with substitute materials.

Beverage can sheet is sold in coil form for the production of can bodies, ends and tabs. The material can be ordered as rolled, degreased, pre-lubricated, pre-treated and/or lacquered. Typically, can makers define their own specifications for material to be delivered in terms of alloy, gauge, width and surface finish.

Other applications in this end-use market include food cans and screw caps for the beverage industry.

Construction and Industrial.  Construction is the largest application within this end-use market. Aluminum rolled products developed for the construction industry are often decorative and non-flammable, offer insulating properties, are durable and corrosion resistant, and have a high strength-to-weight ratio. Aluminum siding, gutters, and downspouts comprise a significant amount of construction volume. Other applications include doors, windows, awnings, canopies, facades, roofing and ceilings.

Aluminum’s ability to conduct electricity and heat and to offer corrosion resistance makes it useful in a wide variety of electronic and industrial applications. Industrial applications include electronics and communications equipment, process and electrical machinery and lighting fixtures. Uses of aluminum rolled products in consumer durables include microwaves, coffee makers, flat screen televisions, air conditioners, pleasure boats and cooking utensils.

Another industrial application is lithographic sheet. Print shops, printing houses and publishing groups use lithographic sheet to print books, magazines, newspapers and promotional literature. In order to meet the strict quality requirements of the end-users, lithographic sheet must meet demanding metallurgical, surface and flatness specifications.

Foil Products.  Aluminum, because of its relatively light weight, recyclability and formability, has a wide variety of uses in packaging. Converter foil is very thin aluminum foil, plain or printed, that is typically laminated to plastic or paper to form an internal seal for a variety of packaging applications, including juice boxes, pharmaceuticals, food pouches, cigarette packaging and lid stock. Customers order coils of converter foil in a range of thicknesses from 6 microns to 60 microns.

Household foil includes home and institutional aluminum foil wrap sold as a branded or generic product. Known in the industry as packaging foil, it is manufactured in thicknesses ranging from 11 microns to 23 microns. Container foil is used to produce semi-rigid containers such as pie plates and take-out food trays and is usually ordered in a range of thicknesses ranging from 60 microns to 200 microns.

Transportation.  Heat exchangers, such as radiators and air conditioners, are an important application for aluminum rolled products in the truck and automobile categories of the transportation end-use market. Original equipment manufacturers also use aluminum sheet with specially treated surfaces and other specific properties for interior and exterior applications. Newly developed alloys are being used in transportation tanks and rigid containers that allow for safer and more economical transportation of hazardous and corrosive materials.

There has been recent growth in certain geographic markets in the use of aluminum rolled products in automotive body panel applications, including hoods, deck lids, fenders and lift gates. These uses typically result from co-operative efforts between aluminum rolled products manufacturers and their customers that yield tailor-made solutions for specific requirements in alloy selection, fabrication procedure, surface quality and joining. We believe the recent growth in automotive body panel applications is due in part to the lighter weight, better fuel economy and improved emissions performance associated with these applications.

Aluminum rolled products are also used in aerospace applications, a segment of the transportation market in which we are not allowed to compete until January 6, 2010, pursuant to a non-competition agreement we entered into with Alcan in connection with the spin-off. However, aerospace-related consumption of aluminum rolled products has historically represented a relatively small portion of total aluminum rolled products market shipments.

Aluminum is also used in the construction of ships’ hulls and superstructures and passenger rail cars because of its strength, light weight, formability and corrosion resistance.

Market Structure

The aluminum rolled products industry is characterized by economies of scale, significant capital investments required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminum rolled products.

While our customers tend to be increasingly global, many aluminum rolled products tend to be produced and sold on a regional basis. The regional nature of the markets is influenced in part by the fact that not all mills are equipped to produce all types of aluminum rolled products. For instance, only a few mills in North America, Europe and Asia, and only one mill in South America produce beverage can body and end stock. In addition, individual aluminum rolling mills generally supply a limited range of products for end-use markets, and seek to maximize profits by producing high volumes of the highest margin mix per mill hour given available capacity and equipment capabilities.

Certain multi-purpose, common alloy and plate rolled products are imported into Europe and North America from producers in emerging markets, such as Brazil, South Africa, Russia and China. However, at this time we believe that most of these producers are generally unable to produce flat rolled products that meet the quality requirements, lead times and specifications of customers with more demanding applications. In addition, high freight costs, import duties, inability to take back recycled aluminum, lack of technical service capabilities and long lead-times mean that many developing market exporters are viewed as second-tier suppliers. Therefore, many of our customers in the Americas, Europe and Asia do not look to suppliers in these emerging markets for a significant portion of their requirements.

Competition

The aluminum rolled products market is highly competitive. We face competition from a number of companies in all of the geographic regions and end-use markets in which we operate. Our primary competitors are as follows:

North America	Asia

Alcoa, Inc. (Alcoa)	Furukawa-Sky Aluminum Corp.
Aleris International, Inc. (Aleris)	Sumitomo Light Metal Company, Ltd.
Arco Aluminium, Inc. (a subsidiary of BP plc)	Southwest Aluminum Co. Ltd.
Norandal Aluminum	Kobe Steel Ltd.
Wise Metal Group LLC	Alcoa
Rio Tinto Alcan Inc.

Europe	South America

Hydro A.S.A.	Companhia Brasileira de Alumínio
Rio Tinto Alcan Inc.	Alcoa
Alcoa
Aleris

The factors influencing competition vary by region and end-use market, but generally we compete on the basis of our value proposition, including price, product quality, the ability to meet customers’ specifications, range of products offered, lead times, technical support and customer service. In some end-use markets, competition is also affected by fabricators’ requirements that suppliers complete a qualification process to supply their plants. This process can be rigorous and may take many months to complete. As a result, obtaining business from these customers can be a lengthy and expensive process. However, the ability to obtain and maintain these qualifications can represent a competitive advantage.

In addition to competition from others within the aluminum rolled products industry, we, as well as the other aluminum rolled products manufacturers, face competition from non-aluminum material producers, as fabricators and end-users have, in the past, demonstrated a willingness to substitute other materials for aluminum. In the beverage and food cans end-use market, aluminum rolled products’ primary competitors are glass, PET plastic, and in some regions, steel. In the transportation end-use market, aluminum rolled products compete mainly with steel and composites. Aluminum competes with wood, plastic, cement and steel in building products applications. Factors affecting competition with substitute materials include price, ease of manufacture, consumer preference and performance characteristics.

Key Factors Affecting Supply and Demand

The following factors have historically affected the supply of aluminum rolled products:

Production Capacity.  As in most manufacturing industries with high fixed costs, production capacity has the largest impact on supply in the aluminum rolled products industry. In the aluminum rolled products industry, the addition of production capacity requires large capital investments and significant plant construction or expansion, and typically requires long lead-time equipment orders.

Alternative Technology.  Advances in technological capabilities allow aluminum rolled products producers to better align product portfolio and supply with industry demand. As an example, continuous casting offers the ability to increase capacity in smaller increments than is possible with hot mill additions. This enables production capacity to better adjust to small year-over-year increases in demand. However, the continuous casting process results in the production of a more limited range of products.

Trade.  Some trade flows do occur between regions despite shipping costs, import duties and the need for localized customer support. Higher value-added, specialty products such as lithographic sheet and some foils are more likely to be traded internationally, especially if demand in certain markets exceeds local supply. With respect to less technically demanding applications, emerging markets with low cost inputs may export commodity aluminum rolled products to larger, more mature markets. Accordingly, regional changes in supply, such as plant expansions, may have some effect on the worldwide supply of commodity aluminum rolled products.

The following factors have historically affected the demand for aluminum rolled products:

Economic Growth.  We believe that economic growth is currently the single largest driver of aluminum rolled products demand. In mature markets, growth in demand has typically correlated closely with growth in industrial production.

In emerging markets such as China, growth in demand typically exceeds industrial production growth largely because of expanding infrastructures, capital investments and rising incomes that often accompany economic growth in these markets.

Substitution Trends.  Manufacturers’ willingness to substitute other materials for aluminum in their products and competition from substitution materials suppliers also affect demand. For example, in North America, competition from PET plastic containers and glass bottles, and changes in marketing channels and consumer preferences in beverage containers, have, in recent years, reduced the growth rate of aluminum can sheet in North America from the high rates experienced in the 1970s and 1980s. Historically, despite changes in consumer preferences, North American aluminum beverage can shipments have remained at approximately 100 billion cans per year since 1994 according to the Can Manufacturers Institute. For the calendar year ended December 31, 2008, North American aluminum beverage can shipments have declined by approximately 2.8% to 97.4 billion cans mainly due to a decline in carbonated soft drinks.

Downgauging.  Increasing technological and asset sophistication has enabled aluminum rolling companies to offer consistent or even improved product strength using less material, providing customers with a more cost-effective product. This continuing trend reduces raw material requirements, but also effectively increases rolled products’ plant utilization rates and reduces available capacity, because to produce the same number of units requires more rolling hours to achieve thinner gauges. As utilization rates increase, revenues rise as pricing tends to be based on machine hours used rather than on the volume of material rolled. On balance, we believe that downgauging has maintained or enhanced overall market economics for both users and producers of aluminum rolled products.

Seasonality.  While demand for certain aluminum rolled products is affected by seasonal factors, such as increases in consumption of beer and soft drinks packaged in aluminum cans and the use of aluminum sheet used in the construction and industrial end-use market during summer months, our presence in both the northern and southern hemispheres tends to dampen the impact of seasonality on our business.

Our Strengths

We believe that the following key strengths enable us to compete effectively in the aluminum rolled products market:

Leading Market Positions

We are the world’s leader in aluminum rolling, producing an estimated 18% of the world’s flat-rolled aluminum products in 2009. Moreover, we are the No. 1 rolled products producer in Europe and South America and the No. 2 producer in both North America and Asia. In terms of end markets, we believe that we are the largest global producer of aluminum rolled products for the beverage can market with a 40% market share, and we are the world’s leader in the recycling of UBCs, recycling around 39 billion UBCs per year. We also believe that we are the world’s leader in aluminum automotive sheet.

International Presence and Scale

With 31 manufacturing facilities located in 11 countries on four continents as of September 30, 2009, we have a broad geographical presence that we believe allows us to better serve our increasingly global customer base as well as diversify our sources of cash flow and offset risk across the different regions. Our size allows us to service a wide variety of localized and global customer needs, leverage our selling, administrative, research and development and other general expenses to improve margins, establish new uses for aluminum rolled products and access the end-use markets for these products.

High-end Product Portfolio Mix

Over 50% of our sales are to customers in the beverage can market. We believe the beverage can market is a high value market and more stable than others as it is less vulnerable to economic cycles. In the beverage can market, we go beyond simply supplying metal: Novelis is a technical solution provider. For example, our Global Can Technology Team offers technological expertise and facilities, as well as technical backup and support for our customers’ own innovation activities. We provide technological services and work together with our lithographic, electronic, and automotive customers, among others, to develop solutions to meet their requirements through our customer solution centers in North America and Asia as well as other market-focused innovation centers around the world.

Innovation Leader with Proprietary Technologies

We endeavor to be at the forefront of developing next generation technologies in the aluminum rolled products industry and believe that we are the world’s leader in continuous casting technology, as owner of technology relating to the two main continuous casting processes. We have state-of-the-art research facilities around the world with more than 200 employees dedicated to research and development and customer technical support. Our technological leadership has led to the design of products to address various end-use requirements in all regions of the world. An important innovation is our Novelis Fusiontm technology. Launched in 2006, Novelis Fusiontm is a breakthrough process that simultaneously casts multiple alloy layers into a single aluminum rolling ingot. Novelis is the first company to achieve commercial production of such multi-alloy ingots. The resulting product allows alloy combinations never before possible. For example, a customer can now have aluminum sheet with both excellent formability and high strength, which provides better shaping performance and the potential to downgauge.

Long Term Relationships with Market Leaders

We maintain strong, long-standing supply relationships with many of our customers, which include leading global players in our key end markets. Our major customers include: Agfa-Gevaert N.V., Alcan’s packaging business group, Anheuser-Busch Companies, Inc., Ball Corporation, various bottlers of the Coca-Cola system, Crown Cork & Seal Company, Inc., BMW, Audi AG, Daimler AG, Kodak Polychrome Graphics GmbH, Ford Motor Company, Lotte Aluminum, Pactiv Corporation, Rexam Plc and Xiamen Xiashun Aluminum Foil Co., Ltd. In fiscal 2009, approximately 45% of our net sales were to our ten largest customers, most of whom we have been supplying for more than 20 years. We endeavor to gain strong customer loyalty by anticipating and meeting the specific technical standards demanded by our customers with a high level of quality, technical support and customer service.

Our Business Strategy

Our primary objective is to deliver shareholder and customer value by being the most innovative and profitable aluminum rolled products company in the world. We intend to achieve this objective through the following areas of focus:

Focus on core operations and optimize our costs

We strive to be one of the lowest cost producers of aluminum rolled products by pursuing a standardized focus on our core operations and through the implementation of cost-reduction and restructuring initiatives. To achieve this objective, we have standardized our manufacturing processes and the associated upstream and downstream production elements and established risk management processes in order to apply best practices in our core operations across all of our regions. In addition, we have implemented numerous restructuring initiatives over the last year, including the shutdown of facilities, staff rationalization and other activities which we believe will lead to annualized cost savings of approximately $140 million beginning in fiscal 2011.

Integrate support functions globally in order to further drive improvements in our operations

Given our global operating footprint and customer base, we plan to globally align our support functions, such as finance, human resources, legal, information technology and supply chain management. We believe that managing these support functions centrally can accelerate executive decision-making processes, which will allow us to adapt our manufacturing processes and products more quickly and efficiently to respond to changing market conditions. We think that achieving a seamless alignment of goals, methods and metrics across the organization will improve communication and the implementation of strategic initiatives. Over time, we feel that these improvements will result in enhanced operating margins and performance.

Expand market leadership position through enhanced global and regional capabilities

We benefit from a global manufacturing footprint, including 31 manufacturing facilities in 11 countries on four continents as of September 30, 2009, which enables us to service customers worldwide and provide a strong “asset-based” competitive advantage. We are the only company capable of producing technologically sophisticated, high-end products in all four major market regions of the world. This competitive advantage is evident in our position as the number one global producer of beverage can sheet products. We are able to service large can sheet customers on a worldwide basis, yet, through our regional operations we also have the capability to adapt and cater to the regional preferences and needs of our customers. For example, we recently upgraded our Yeongju plant in Korea with technology and processes developed at our other plants around the world, which has allowed us to capture market share in the can end market in Asia. Additionally, we have been able to qualify Novelis plants in one region to provide alternative supply options and support to customers in a different region.

Focus on optimizing premium products to drive enhanced profitability

We plan to continue improving our product mix and margins by leveraging our world-class assets and technical capabilities. As a result of the development of Novelis Fusiontm, we have demonstrated the required manufacturing know-how and research and development capabilities to design, develop and commercialize breakthrough technologies. Products like Novelis Fusiontm allow us to defend and enhance our strategic positioning in our core end-user segments. Additionally, our management approach helps us systematically identify opportunities to improve the profitability of our operations through product portfolio analysis. This ensures that we focus on growing in attractive market segments, while also taking actions to exit unattractive ones. For example, in the past three years, we have grown our can stock shipments in all regions by an average 20%, making it an even larger portion of our product mix, while reducing or exiting other less attractive market segments. Through our continued focus on operating execution, we believe we can cost effectively deploy proprietary technologies that will contribute to growth and higher profitability.

Pursue organic growth in select emerging markets

Our international presence positions us well to capture additional growth opportunities in targeted aluminum rolled products in emerging regions, specifically South America and Asia. We believe South America and Asia have high growth potential in areas such as beverage cans, industrial products, construction and electronics. For example, our can stock shipments have grown by 43% in South America and by 63% in Asia from 2005 to 2008. While our manufacturing and operating presence positions us well to capture this growth, we would expect to make some incremental capital expenditures or selective acquisitions to expand our capabilities in these areas.

Our Operating Segments

Due in part to the regional nature of supply and demand of aluminum rolled products and in order to best serve our customers, we manage our activities on the basis of geographical areas and are organized under four operating segments: North America; Europe; Asia and South America. The following is a description of our operating segments:

•	North America. Headquartered in Cleveland, Ohio, this segment manufactures aluminum sheet and light gauge products and operates 11 plants, including two fully dedicated recycling facilities, in two countries.

•	Europe. Headquartered in Zurich, Switzerland, this segment manufactures aluminum sheet and foil products and operates 14 plants, including one dedicated recycling facility, in six countries.

•	Asia. Headquartered in Seoul, South Korea, this segment manufactures aluminum sheet and light gauge products and operates three plants in two countries.

•	South America. Headquartered in Sao Paulo, Brazil, this segment comprises bauxite mining, aluminum smelting operations, power generation, aluminum sheet and light gauge products and operates four plants in Brazil.

The table below shows Net sales and total shipments by segment. For additional financial information related to our operating segments, see “Note 21 — Segment, Geographical Area and Major Customer Information” to our Audited Financial Statements and “Note 15 — Segment, Major Customer and Major Supplier Information” to our Unaudited Financial Statements included elsewhere in this prospectus.

	Six Months	Six Months		May 16, 2007	April 1, 2007	Three Months
	Ended	Ended	Year Ended	Through	Through	Ended	Year Ended
	September 30,	September 30,	March 31,	March 31,	May 15,	March 31,	December 31,
	2009	2008	2009	2008	2007	2007	2006
	Successor	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
Consolidated
Net sales(1)	$4,141	$6,062	$10,177	$9,965	$1,281	$2,630	$9,849
Total shipments	1,415	1,633	2,943	2,787	363	772	3,123
North America
Net sales	$1,589	$2,194	$3,930	$3,649	$446	$925	$3,691
Total shipments	527	602	1,109	1,031	134	286	1,229
Europe
Net sales	$1,400	$2,315	$3,718	$3,829	$510	$1,057	$3,620
Total shipments	430	580	1,009	973	133	287	1,073
Asia
Net sales	$708	$968	$1,536	$1,605	$216	$413	$1,692
Total shipments	270	266	460	471	60	117	516
South America
Net sales	$456	$595	$1,007	$887	109	$235	$863
Total shipments	188	185	365	312	36	82	305

(1)	Consolidated Net sales include the results of our non-consolidated affiliates on a proportionately consolidated basis, which is consistent with the way we manage our business segments. These net sales were $12 million, $10 million, $14 million, $5 million, and $17 million, for the six months ended September 30, 2009, the six months ended September 30, 2008, the year ended March 31, 2009, the period from May 16, 2007 through March 31, 2008 and for the year ended December 31, 2006, respectively. There were less than $1 million of net sales from our non-consolidated affiliates in each of the periods from April 1, 2007 through May 15, 2007, and the three months ended March 31, 2007.

We have highly automated, flexible and advanced manufacturing capabilities in operating facilities around the globe. In addition to the aluminum rolled products plants, our South America segment operates bauxite mining, alumina refining, hydro-electric power plants and smelting facilities. We believe our facilities have the assets required for efficient production and are well managed and maintained. For a further discussion of financial information by geographic area, refer to “Note 21 — Segment, Geographical Area and Major Customer Information” to our Audited Financial Statements included elsewhere in this prospectus.

North America

Through 11 aluminum rolled products facilities, including two fully dedicated recycling facilities as of September 30, 2009, North America manufactures aluminum sheet and light gauge products. Important end-use markets for this segment include beverage cans, containers and packaging, automotive and other transportation applications, building products and other industrial applications.

The majority of North America’s efforts are directed towards the beverage can sheet market. The beverage can end-use market is technically demanding to supply and pricing is competitive. We believe we have a competitive advantage in this market due to our low-cost and technologically advanced manufacturing facilities and technical support capability. Recycling is important in the manufacturing process and we have five facilities in North America that re-melt post-consumer aluminum and recycled process material. Most of the recycled material is from used beverage cans and the material is cast into sheet ingot for North America’s two can sheet production plants (at Logan, Kentucky and Oswego, New York).

In June 2008, we closed our Louisville, Kentucky plant where we produced light gauge converter foil products.

Europe

Europe produces value-added sheet and foil products through 12 operating plants as of September 30, 2009, including one dedicated recycling facility.

Europe serves a broad range of aluminum rolled product end-use markets including: construction and industrial; beverage and food can; foil and technical products; lithographic; automotive and other. Beverage and food represent the largest end-use market in terms of shipment volume by Europe.

Europe also has foil packaging facilities at six locations, and in addition to rolled product plants, has distribution centers in Italy and France together with sales offices in several European countries. In April 2009, we closed the distribution center in France.

In March 2009, we announced the closure of our aluminum sheet mill in Rogerstone, South Wales, U.K. The facility ceased operations in April 2009.

Asia

Asia operates three manufacturing facilities as of September 30, 2009 and manufactures a broad range of sheet and light gauge products. End-use markets include beverage and food cans, foil, electronics and construction and industrial products. The beverage can market represents the largest end-use market in terms of volume. Recycling is an important part of our Korean operations with recycling facilities at both the Ulsan and Yeongju facilities.

We believe that Asia is well-positioned to benefit from further economic development in China as well as other parts of Asia.

South America

South America operates two rolling plants, two primary aluminum smelters, and hydro-electric power plants as of September 30, 2009, all of which are located in Brazil. South America manufactures various aluminum rolled products, including can stock, automotive and industrial sheet and light gauge for the beverage and food can, construction and industrial and transportation and packaging end-use markets. More than 80% of our shipments for the past two years were in the beverage and food can market.

The primary aluminum operations in South America include a mine, refinery and smelters used by our Brazilian aluminum rolled products operations, with any excess production being sold on the market in the form of aluminum billets. South America generates a portion of its own power requirements.

In May 2009, we ceased the production of alumina at our Ouro Preto facility in Brazil as the sustained decline in alumina prices has made alumina production economically unfeasible. In light of the current alumina and aluminum pricing environment, we are evaluating our primary aluminum business.

Financial Information About Geographic Areas

Certain financial information about geographic areas is contained in Note 21 to the accompanying audited consolidated financial statements for the year ended March 31, 2009.

Raw Materials and Suppliers

The raw materials that we use in manufacturing include primary aluminum, recycled aluminum, sheet ingot, alloying elements and grain refiners. Our smelters also use alumina, caustic soda and calcined petroleum coke and resin. These raw materials are generally available from several sources and are not generally subject to supply constraints under normal market conditions. We also consume considerable amounts of energy in the operation of our facilities.

Aluminum

We obtain aluminum from a number of sources, including the following:

Primary Aluminum Sourcing.  We purchased or tolled approximately 1,820 kt of primary aluminum in fiscal 2009 in the form of sheet ingot, standard ingot and molten metal, as quoted on the LME, approximately 47% of which we purchased from Alcan. Following our spin-off from Alcan, we have continued to purchase aluminum from Alcan pursuant to the metal supply agreements described under “Business — Arrangements Between Novelis and Alcan.” Our primary aluminum contracts with Alcan were renegotiated and the amended agreements took effect on January 1, 2008.

Primary Aluminum Production.  We produced approximately 103 kt of our own primary aluminum requirements in fiscal 2009 through our smelter and related facilities in Brazil.

Recycled Aluminum Products.  We operate facilities in several plants to recycle post-consumer aluminum, such as UBCs collected through recycling programs. In addition, we have agreements with several of our large customers where we take recycled processed material from their fabricating activity and re-melt, cast and roll it to re-supply them with aluminum sheet. Other sources of recycled material include lithographic plates, where over 90% of aluminum used is recycled, and products with longer lifespans, like cars and buildings, which are just starting to become high volume sources of recycled material. We purchased or tolled approximately 1,025 kt of recycled material inputs in fiscal 2009.

The majority of recycled material we re-melt is directed back through can-stock plants. The net effect of these activities in terms of total shipments of rolled products is that approximately 32% of our aluminum rolled products production for fiscal 2009 was made with recycled material.

Energy

We use several sources of energy in the manufacture and delivery of our aluminum rolled products. In fiscal 2009, natural gas and electricity represented approximately 89% of our energy consumption by cost. We also use fuel oil and transport fuel. The majority of energy usage occurs at our casting centers, at our smelters in South America and during the hot rolling of aluminum. Our cold rolling facilities require relatively less energy. We purchase our natural gas on the open market, which subjects us to market pricing fluctuations. We have in the past and may continue to seek to stabilize our future exposure to natural gas prices through the purchase of derivative instruments. Natural gas prices in Europe, Asia and South America have historically been more stable than in the United States.

A portion of our electricity requirements are purchased pursuant to long-term contracts in the local regions in which we operate. A number of our facilities are located in regions with regulated prices, which affords relatively stable costs.

Our South America segment has its own hydroelectric facilities that meet approximately 25% of its total electricity requirements for smelting operations. As a result of supply constraints, electricity prices in South America have been volatile, with spot prices increasing dramatically. We have a mixture of self-generated electricity, long term fixed contracts and shorter term semi-variable contracts. Although spot prices have returned to normal levels, we may continue to face challenges renewing our South American energy supply contracts at effective rates to enable profitable operation of our full smelter capacity.

Others

We also have bauxite and alumina requirements. We will satisfy some of our alumina requirements for the near term pursuant to the alumina supply agreement we have entered into with Alcan as discussed below under “Business — Arrangements Between Novelis and Alcan.”

Our Customers

Although we provide products to a wide variety of customers in each of the markets that we serve, we have experienced consolidation trends among our customers in many of our key end-use markets. In fiscal

2009, approximately 45% of our total net sales were to our ten largest customers, most of whom we have been supplying for more than 20 years. To address consolidation trends, we focus significant efforts at developing and maintaining close working relationships with our customers and end-users. Our major customers include:

Agfa-Gevaert N.V.	Daching Holdings Limited
Alcan’s packaging business group	Lotte Aluminum Co. Ltd.
Anheuser-Busch Companies, Inc.	Kodak Polychrome Graphics GmbH
Affiliates of Ball Corporation	Impress
BMW Group	Pactiv Corporation
Can-Pack S.A.	Rexam Plc
Various bottlers of the Coca-Cola system	Ryerson Inc.
Crown Cork & Seal Company, Inc.	Tetra Pak Ltd.

In our single largest end-use market, beverage can sheet, we sell directly to beverage makers and bottlers as well as to can fabricators that sell the cans they produce to bottlers. In certain cases, we also operate under umbrella agreements with beverage makers and bottlers under which they direct their can fabricators to source their requirements for beverage can body, end and tab stock from us. Among these umbrella agreements is the an agreement with several North American bottlers of Coca-Cola branded products, including Coca-Cola Bottlers’ Sales and Services. Under this agreement, we shipped approximately 352 kt of beverage can sheet (including tolled metal) during fiscal 2009. These shipments were made to, and we received payment from, our direct customers, being the beverage can fabricators that sell beverage cans to the Coca-Cola associated bottlers. Under the agreement, bottlers in the Coca-Cola system may join this agreement by committing a specified percentage of the can sheet required by their can fabricators to us.

Purchases by Rexam Plc and its affiliates represented approximately 18%, 17%, 15%, 14%, 16%, and 14% of our total net sales for the six months ended September 30, 2009; the year ended March 31, 2009; the period from May 16, 2007 through March 31, 2008; the period from April 1, 2007 through May 15, 2007; the three months ended March 31, 2007; and the year ended December 31, 2006, respectively.

Distribution and Backlog

We have two principal distribution channels for the end-use markets in which we operate: direct sales and distributors. Approximately 93%, 93%, 90%, 91%, 89%, and 87% of our total net sales were derived from direct sales to our customers and approximately 7%, 7%, 10%, 9%, 11%, and 13% of our total net sales were derived from distributors for the six months ended September 30, 2009; the year ended March 31, 2009; the period from May 16, 2007 through March 31, 2008; the period from April 1, 2007 through May 15, 2007; the three months ended March 31, 2007; and the year ended December 31, 2006, respectively.

Direct Sales

We supply various end-use markets all over the world through a direct sales force that operates from individual plants or sales offices, as well as from regional sales offices in 21 countries. The direct sales channel typically involves very large, sophisticated fabricators and original equipment manufacturers. Longstanding relationships are maintained with leading companies in industries that use aluminum rolled products. Supply contracts for large global customers generally range from one to five years in length and historically there has been a high degree of renewal business with these customers. Given the customized nature of products and in some cases, large order sizes, switching costs are significant, thus adding to the overall consistency of the customer base.

We also use third party agents or traders in some regions to complement our own sales force. They provide service to our customers in countries where we do not have local expertise. We tend to use third party agents in Asia more frequently than in other regions.

Distributors

We also sell our products through aluminum distributors, particularly in North America and Europe. Customers of distributors are widely dispersed, and sales through this channel are highly fragmented. Distributors sell mostly commodity or less specialized products into many end-use markets in small quantities, including the construction and industrial and transportation markets. We collaborate with our distributors to develop new end-use markets and improve the supply chain and order efficiencies.

Backlog

We believe that order backlog is not a material aspect of our business.

Research and Development

The table below summarizes our research and development expense in our plants and modern research facilities, which included mini-scale production lines equipped with hot mills, can lines and continuous casters.

	Six Months	Six Months		May 16, 2007	April 1, 2007	Three Months
	Ended	Ended	Year Ended	through	through	Ended	Year Ended
	September 30,	September 30,	March 31,	March 31,	May 15,	March 31,	December 31,
	2009	2008	2009	2008	2007	2007	2006
	Successor	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
(In millions)
Research and development expenses	$17	$22	$41	$46	$6	$8	$40

We conduct research and development activities at our plants in order to satisfy current and future customer requirements, improve our products and reduce our conversion costs. Our customers work closely with our research and development professionals to improve their production processes and market options. We have approximately 200 employees dedicated to research and development, located in many of our plants and research center.

Our Employees

As of September 30, 2009, we had approximately 11,900 employees. Approximately 5,600 are employed in Europe, approximately 2,900 are employed in North America, approximately 1,500 are employed in Asia and approximately 1,900 are employed in South America and other areas. Approximately 70% of our employees are represented by labor unions and their employment conditions are governed by collective bargaining agreements. Collective bargaining agreements are negotiated on a site, regional or national level, and are of different durations. We believe that we have good labor relations in all our operations and have not experienced a significant labor stoppage in any of our principal operations during the last decade.

Intellectual Property

In connection with our spin-off, Alcan has assigned or licensed to us a number of important patents, trademarks and other intellectual property rights owned or previously owned by Alcan and required for our business. Ownership of certain intellectual property that is used by both us and Alcan is owned by one of us, and licensed to the other. Certain specific intellectual property rights, which have been determined to be exclusively useful to us or which were required to be transferred to us for regulatory reasons, have been assigned to us with no license back to Alcan.

We actively review intellectual property arising from our operations and our research and development activities and, when appropriate, we apply for patents in the appropriate jurisdictions, including the United States and Canada. We currently hold patents and patent applications on approximately 190 different items of intellectual property. While these patents and patent applications are important to our business on an aggregate basis, no single patent or patent application is deemed to be material to our business.

We have applied for or received registrations for the “Novelis” word trademark and the Novelis logo trademark in approximately 50 countries where we have significant sales or operations. Novelis uses the Aditya Birla Rising Sun logo under license from Aditya Birla Management Corporation Private Limited.

We have also registered the word “Novelis” and several derivations thereof as domain names in numerous top level domains around the world to protect our presence on the World Wide Web.

Properties

Our principal executive offices are located in Atlanta, Georgia. We had 31 operating facilities, one research facility and several market-focused innovation centers in 11 countries as of September 30, 2009. We believe our facilities are generally well-maintained and in good operating condition and have adequate capacity to meet our current business needs. Our principal properties and assets have been pledged to banks pursuant to our senior secured credit facilities, as described in “Description of Other Indebtedness.”

The following tables provide information, by operating segment, about the plant locations, processes and major end-use markets/applications for the aluminum rolled products, recycling and primary metal facilities we operated during all or part of the six months ended September 30, 2009.

North America

Location	Plant Processes	Major End-Use Markets

Berea, Kentucky	Recycling	Recycled ingot
Burnaby, British Columbia	Finishing	Foil containers
Fairmont, West Virginia	Cold rolling, finishing	Foil, HVAC material
Greensboro, Georgia	Recycling	Recycled ingot
Kingston, Ontario	Cold rolling, finishing	Automotive, construction/industrial
Logan, Kentucky(1)	Hot rolling, cold rolling, finishing, recycling	Can stock
Oswego, New York	Novelis Fusion(tm) casting, hot rolling, cold rolling, recycling, finishing	Can stock, construction/industrial, semi-finished coil
Saguenay, Quebec	Continuous casting, recycling	Semi-finished coil
Terre Haute, Indiana	Cold rolling, finishing	Foil
Toronto, Ontario	Finishing	Foil, foil containers
Warren, Ohio	Coating	Can end stock

(1)	We own 40% of the outstanding common shares of Logan Aluminum Inc. (“Logan”), but we have made subsequent equipment investments such that our portion of Logan’s total machine hours has provided us more than 60% of Logan’s total production.

Our Oswego, New York facility operates modern equipment for used beverage can recycling, ingot casting, hot rolling, cold rolling and finishing. In March 2006, we commenced commercial production using our Novelis Fusiontm technology — able to produce a high quality ingot with a core of one aluminum alloy, combined with one or more layers of different aluminum alloy(s). The ingot can then be rolled into a sheet product with different properties on the inside and the outside, allowing previously unattainable performance for flat rolled products and creating opportunity for new, premium applications. Oswego produces can stock as well as building and industrial products. Oswego also provides feedstock to our Kingston, Ontario facility, which produces heat-treated automotive sheet, and to our Fairmont, West Virginia facility, which produces light gauge sheet.

The Logan, Kentucky facility is a processing joint venture between us and Arco Aluminum Inc. (“ARCO”), a subsidiary of BP plc. Our equity investment in the joint venture is 40%, while ARCO holds the remaining 60% interest. Subsequent equipment investments have provided us with more than 60% of Logan’s total production. Logan, which was built in 1985, is the newest and largest hot mill in North America. Logan operates modern and high-speed equipment for ingot casting, hot-rolling, cold-rolling and finishing. Logan is a dedicated manufacturer of aluminum sheet products for the can stock market with modern equipment, an efficient workforce and product focus. A portion of the can end stock is coated at North America’s Warren, Ohio facility, in addition to Logan’s on-site coating assets. Together with ARCO, we operate Logan as a production cooperative, with each party supplying its own primary metal inputs for transformation at the facility. The transformed product is then returned to the supplying party at cost. Logan does not own any of the primary metal inputs or any of the transformed products. All of the fixed assets at Logan are directly owned by us and ARCO in varying ownership percentages or solely by each party. As discussed in “Note 1 — Business and Summary of Significant Accounting Policies” to our Audited Financial Statements included elsewhere in this prospectus, our consolidated balance sheets include our share of the assets and liabilities of Logan.

We share control of the management of Logan with ARCO through a board of directors with seven voting members on which we appoint four members and ARCO appoints three members. Management of Logan is led jointly by two executive officers who are subject to approval by at least five members of the board of directors.

Our Saguenay, Quebec facility operates the world’s largest continuous caster, which produces feedstock for our two foil rolling plants located in Terre Haute, Indiana; and Fairmont, West Virginia. The continuous caster was developed through internal research and development and we own the process technology. Our Saguenay facility sources molten metal under long-term supply arrangements we have with Alcan.

Our Burnaby, British Columbia and Toronto, Ontario facilities spool and package household foil products and report to our foil business unit based in Toronto, Ontario.

Along with our recycling center in Oswego, New York, we own two other fully dedicated recycling facilities in North America, located in Berea, Kentucky and Greensboro, Georgia. Each offers a modern, cost-efficient process to recycle used beverage cans and other recycled aluminum into sheet ingot to supply our hot mills in Logan and Oswego. Berea is the largest used beverage can recycling facility in the world.

In August 2009 we entered into a UBC recycling joint venture with Alcoa to create a new independent company, known as Evermore Recycling LLC (“Evermore Recycling”). Our equity investment in Evermore Recycling is 55.8% and Alcoa’s equity investment is 44.2%. Evermore Recycling will purchase UBCs from suppliers for recycling by us and Alcoa and is designed to create value by increasing efficiency, building stronger supplier relationships, and increasing recycling. Evermore Recycling is initiating commercial relationships with prospective suppliers for deliveries effective January 1, 2010.

Europe

Location	Plant Processes	Major End-Use Markets

Berlin, Germany	Converting	Packaging
Bresso, Italy	Finishing, painting	Painted sheet, architectural
Bridgnorth, United Kingdom	Cold rolling, finishing, converting	Foil, packaging
Dudelange, Luxembourg	Continuous casting, cold rolling, finishing	Foil
Göttingen, Germany	Cold rolling, finishing, painting	Can end, lithographic, painted sheet
Latchford, United Kingdom	Recycling	Sheet ingot from recycled metal
Ludenscheid, Germany	Cold rolling, finishing, converting	Foil, packaging
Nachterstedt, Germany	Cold rolling, finishing	Automotive, industrial
Norf, Germany(1)	Hot rolling, cold rolling	Can stock, foilstock, feeder stock for finishing operations
Ohle, Germany	Cold rolling, finishing, converting	Foil, packaging
Pieve, Italy	Continuous casting, cold rolling	Coil for Bresso, industrial
Rugles, France	Continuous casting, cold rolling, finishing	Foil
Sierre, Switzerland(2)	Novelis Fusion(tm) casting, hot rolling, cold rolling	Automotive sheet, industrial

(1)	Operated as a 50/50 joint venture between us and Hydro Aluminium Deutschland GmbH (Hydro).

(2)	We have entered into an agreement with Alcan pursuant to which Alcan retains access to the plate production capacity, which represents a portion of the total production capacity of the Sierre hot mill.

Aluminium Norf GmbH (“Norf”) in Germany, a 50/50 production-sharing joint venture between us and Hydro, is a large scale, modern manufacturing hub for several of our operations in Europe, and is the largest aluminum rolling mill and remelting operation in the world. Norf supplies hot coil for further processing through cold rolling to some of our other plants, including Göttingen and Nachterstedt in Germany and provides foilstock to our plants in Ohle and Ludenscheid in Germany and Rugles in France. Together with Hydro, we operate Norf as a production cooperative, with each party supplying its own primary metal inputs for transformation at the facility. The transformed product is then transferred back to the supplying party on a pre-determined cost-plus basis. The facility’s capacity is shared 50/50. We own 50% of the equity interest in Norf and Hydro owns the other 50%. We share control of the management of Norf with Hydro through a jointly-controlled shareholders’ committee. Management of Norf is led jointly by two managing executives, one nominated by us and one nominated by Hydro.

In March 2009, management approved the closure of our aluminum sheet mill in Rogerstone, South Wales, U.K. The facility ceased operations in April 2009. The Rogerstone mill in the United Kingdom supplied Bridgnorth and other foil plants with foilstock and produced hot coil for Nachterstedt and Pieve. In addition, Rogerstone produced standard sheet and coil for the European distributor market.

The Pieve plant, located near Milan, Italy, mainly produces continuous cast coil that is cold rolled into paintstock and sent to the Bresso, Italy plant for painting and some specialist finishing. Göttingen also has a paint line as well as lines for can end, food and lithographic sheet.

The Dudelange and Rugles foil plants in Luxembourg and France, respectively, utilize continuous twin roll casting equipment and are two of the few foil plants in the world capable of producing 6 micron foil for aseptic packaging applications from continuous cast material. The Sierre hot rolling plant in Switzerland, along with Nachterstedt in Germany, are Europe’s leading producers of automotive sheet in terms of shipments. Sierre also supplies plate stock to Alcan. In April 2008, we announced the commissioning of a new aluminum casthouse in Sierre and began producing multi-alloy sheet ingots in the plant using Novelis Fusiontm in August 2008.

Our recycling operation in Latchford, United Kingdom is the only major recycling plant in Europe dedicated to used beverage cans.

European operations also include Novelis PAE in Voreppe, France, which sells casthouse technology, including liquid metal treatment devices, such as degassers and filters, chill sheet ingot casters and twin roll continuous casters, in many parts of the world.

Asia

Location	Plant Processes	Major End-Use Markets

Bukit Raja, Malaysia(1)	Continuous casting, cold rolling	Construction/industrial, heavy and lightgauge foils
Ulsan, Korea(2)	Novelis Fusion(tm) casting, hot rolling, cold rolling, recycling	Can stock, construction/industrial, electronics, foilstock, and recycled material
Yeongju, Korea(3)	Hot rolling, cold rolling, recycling	Can stock, construction/industrial, electronics, foilstock and recycled material

(1)	Ownership of the Bukit Raja plant corresponds to our 58% equity interest in Aluminium Company of Malaysia Berhad.

(2)	We hold a 68% equity interest in the Ulsan plant.

(3)	We hold a 68% equity interest in the Yeongju plant.

Our Korean subsidiary, in which we hold a 68% interest, was formed through acquisitions in 1999 and 2000. Since our acquisitions, product capability has been developed to address higher value and more technically advanced markets such as can sheet.

We hold a 58% equity interest in the Aluminium Company of Malaysia Berhad, a publicly traded company that wholly owns and controls the Bukit Raja, Selangor light gauge rolling facility.

Unlike our production sharing joint ventures at Norf, Germany and Logan, Kentucky, our Korean partners are financial partners and we market 100% of the plants’ output.

Asia also operates recycling furnaces at both its Ulsan and Yeongju facilities in Korea for the conversion of customer and third party recycled aluminum, including used beverage cans. Metal from recycled aluminum purchases represented 26% of Asia’s total shipments in fiscal 2009. In June 2008, our plant in Ulsan began the commercial production of Novelis Fusiontm.

South America

Location	Plant Processes	Major End-Use Markets

Pindamonhangaba, Brazil	Hot rolling, cold rolling, recycling	Construction/industrial, can stock, foilstock, recycled ingot, foundry ingot, forge stock
Utinga, Brazil	Finishing	Foil
Ouro Preto, Brazil(1)	Smelting	Primary aluminum (sheet ingot and billets)
Aratu, Brazil	Smelting	Primary aluminum (sheet ingot)

(1)	In May 2009, we ceased the production of alumina at our Ouro Preto facility in Brazil.

Our Pindamonhangaba (“Pinda”) rolling and recycling facility in Brazil has an integrated process that includes recycling, sheet ingot casting, hot mill and cold mill operations. A leased coating line produces painted products, including can end stock. Pinda supplies foilstock to our Utinga foil plant, which produces converter, household and container foil.

Pinda is the largest aluminum rolling and recycling facility in South America in terms of shipments and the only facility in South America capable of producing can body and end stock. Pinda recycles primarily used beverage cans, and is engaged in tolling recycled metal for our customers.

During fiscal 2009, we conducted bauxite mining, alumina refining, primary aluminum smelting and hydro-electric power generation operations at our Ouro Preto, Brazil facility. Our owned power generation supplies approximately 25% of our smelter needs. We also own the mining rights to bauxite reserves in the Ouro Preto, Cataguases and Carangola regions.

In May 2009, we ceased the production of alumina at our Ouro Preto facility in Brazil. The global economic crisis and the recent dramatic drop in alumina prices have made alumina production at Ouro Preto economically unfeasible. Going forward, the plant will purchase alumina through third-parties. Other activities related to the facility, including electric power generation and the production of primary aluminum metal, will continue unaffected.

We also conduct primary aluminum smelting operations at our Aratu facility in Candeias, Brazil.

Legal Proceedings

In connection with our spin-off from Alcan, we assumed a number of liabilities, commitments and contingencies mainly related to our historical rolled products operations, including liabilities in respect of legal claims and environmental matters. As a result, we may be required to indemnify Alcan for claims successfully brought against Alcan or for the defense of legal actions that arise from time to time in the normal course of our rolled products business including commercial and contract disputes, employee-related claims and tax disputes (including several disputes with Brazil’s Ministry of Treasury regarding various forms of manufacturing taxes and social security contributions). In addition to these assumed liabilities and contingencies, we may, in the future, be involved in, or subject to, other disputes, claims and proceedings that arise in the ordinary course of our business, including some that we assert against others, such as environmental, health and safety, product liability, employee, tax, personal injury and other matters. Where appropriate, we have established reserves in respect of these matters (or, if required, we have posted cash guarantees). While the ultimate resolution of, and liability and costs related to, these matters cannot be determined with certainty due to the considerable uncertainties that exist, we do not believe that any of these pending actions, individually or in the aggregate, will materially impair our operations or materially affect our financial condition or liquidity. The following describes certain environmental matters relating to our business, including those for which we assumed liability as a result of our spin-off from Alcan.

Environmental Matters

We are involved in proceedings under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or Superfund, or analogous state provisions regarding liability arising from the usage, storage, treatment or disposal of hazardous substances and wastes at a number of sites in the United States, as well as similar proceedings under the laws and regulations of the other jurisdictions in which we have operations, including Brazil and certain countries in the European Union. Many of these jurisdictions have laws that impose joint and several liability, without regard to fault or the legality of the original conduct, for the costs of environmental remediation, natural resource damages, third party claims, and other expenses. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

As described further in the following paragraph, we have established procedures for regularly evaluating environmental loss contingencies, including those arising from such environmental reviews and investigations and any other environmental remediation or compliance matters. We believe we have a reasonable basis for evaluating these environmental loss contingencies, and we believe we have made reasonable estimates of the costs that are likely to be borne by us for these environmental loss contingencies. Accordingly, we have established reserves based on our reasonable estimates for the currently anticipated costs associated with these environmental matters. We estimate that the undiscounted remaining clean-up costs related to all of our known environmental matters as of September 30, 2009 will be approximately $49 million. Of this amount,

$31 million is included in “Other long-term liabilities,” with the remaining $18 million included in “Accrued expenses and other current liabilities in our consolidated balance sheet” as of September 30, 2009. Management has reviewed the environmental matters, including those for which we assumed liability as a result of our spin-off from Alcan. As a result of this review, management has determined that the currently anticipated costs associated with these environmental matters will not, individually or in the aggregate, materially impair our operations or materially adversely affect our financial condition, results of operations or liquidity.

With respect to environmental loss contingencies, we record a loss contingency on a non-discounted basis whenever such contingency is probable and reasonably estimable. The evaluation model includes all asserted and unasserted claims that can be reasonably identified. Under this evaluation model, the liability and the related costs are quantified based upon the best available evidence regarding actual liability loss and cost estimates. Except for those loss contingencies where no estimate can reasonably be made, the evaluation model is fact-driven and attempts to estimate the full costs of each claim. Management reviews the status of, and estimated liability related to, pending claims and civil actions on a quarterly basis. The estimated costs in respect of such reported liabilities are not offset by amounts related to cost-sharing between parties, insurance, indemnification arrangements or contribution from other potentially responsible parties (“PRPs”) unless otherwise noted.

In December 2005, the United States Environmental Protection Agency (“USEPA”) issued a Notice of Violation (“NOV”) to the Company’s processing joint venture, Logan, alleging violations of Logan’s Title V Operating Permit, which regulates emissions of air pollutants from the facility. In March 2006, the Kentucky Department of Environmental Protection (“KDEP”) issued a separate NOV to Logan alleging other violations of the Title V Operating Permit. In March 2009, as a result of these enforcement actions, Logan agreed to install new air pollution control equipment. Logan has also agreed to settle the USEPA NOV, including the payment of a civil penalty of $285,000. The KDEP NOV is currently subject to a Tolling Agreement with the state agency.

Legal Proceedings

Coca-Cola Lawsuits.  A lawsuit was commenced against Novelis Corporation on February 15, 2007 by CCBSS in Georgia state court. CCBSS is a consortium of Coca-Cola bottlers across the United States, including Coca-Cola Enterprises Inc. CCBSS alleges that Novelis Corporation breached a soft toll agreement between the parties relating to the supply of aluminum can stock, and seeks monetary damages in an amount to be determined at trial and a declaration of its rights under the agreement. The agreement includes a “most favored nations” provision regarding certain pricing matters. CCBSS alleges that Novelis Corporation breached the terms of the “most favored nations” provision. The dispute will likely turn on the facts that are presented to the court by the parties and the court’s finding as to how certain provisions of the agreement ought to be interpreted. If CCBSS were to prevail in this litigation, the amount of damages would likely be material. However, we have concluded that a loss from the CCBSS litigation is not probable and therefore have not recorded an accrual. In addition, we do not believe that there is a reasonable possibility of a loss from the lawsuit based on information available at this time. Novelis Corporation has filed its answer and the parties are proceeding with discovery.

ARCO Aluminum Complaint.  On May 24, 2007, ARCO filed a complaint against Novelis Corporation and Novelis Inc. in the United States District Court for the Western District of Kentucky. ARCO and Novelis are partners in Logan, a joint venture rolling mill located in Logan County, Kentucky. In the complaint, ARCO alleged that its consent was required in connection with Hindalco’s acquisition of Novelis. Failure to obtain consent, ARCO alleged, put us in default of the joint venture agreements, thereby triggering certain provisions in those agreements. The provisions include a reversion of the production management at the joint venture to Logan from Novelis, and a reduction of the board of directors of the entity that manages the joint venture from seven members (four appointed by Novelis and three appointed by ARCO) to six members (three appointed by each of Novelis and ARCO). ARCO sought a court declaration that (1) Novelis and its affiliates are prohibited from exercising any managerial authority or control over the joint venture, (2) Novelis’ interest in the joint venture is limited to an economic interest only and (3) ARCO has authority to act on behalf of the joint venture. Alternatively, ARCO sought a reversion of the production management function to Logan, and a change in the composition of the board of directors of the entity that manages the joint venture. Novelis filed its answer to the complaint on July 16, 2007.

On July 3, 2007, ARCO filed a motion for partial summary judgment with respect to one of the counts of its complaint relating to the claim that Novelis breached the joint venture agreement by not seeking ARCO’s consent. On July 30, 2007, Novelis filed a motion to hold ARCO’s motion for summary judgment in abeyance (pending further discovery), along with a demand for a jury. On February 14, 2008, the judge issued an order granting our motion to hold ARCO’s summary judgment motion in abeyance. Following this ruling, the joint venture continued to conduct operational, management and board activities as normal.

On June 4, 2009, ARCO and Novelis entered into a settlement agreement to address and resolve all matters at issue in the lawsuit, including the Logan joint venture governance issues. On June 24, 2009, the United States District Court for the Western District of Kentucky issued a Stipulation and Order of Dismissal dismissing the lawsuit with prejudice. As a result of the settlement, among other things, Novelis will retain control of the Logan board of directors, production management responsibilities will revert to Logan, and certain Novelis employees who work at Logan will become employees of Logan. There are no remaining reserves on this matter.

Environment, Health and Safety

We own and operate numerous manufacturing and other facilities in various countries around the world. Our operations are subject to environmental laws and regulations from various jurisdictions, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, post-mining reclamation and restoration of natural resources, and employee health and safety. Future environmental regulations may be expected to impose stricter compliance requirements on the industries in which we operate. Additional equipment or process changes at some of our facilities may be needed to meet future requirements. The cost of meeting these requirements may be significant. Failure to comply with such laws and regulations could subject us to administrative, civil or criminal penalties, obligations to pay damages or other costs, and injunctions and other orders, including orders to cease operations.

We are involved in proceedings under the Superfund, or analogous state provisions regarding our liability arising from the usage, storage, treatment or disposal of hazardous substances and wastes at a number of sites in the United States, as well as similar proceedings under the laws and regulations of the other jurisdictions in which we have operations, including Brazil and certain countries in the European Union. Many of these jurisdictions have laws that impose joint and several liability, without regard to fault or the legality of the original conduct, for the costs of environmental remediation, natural resource damages, third party claims, and other expenses. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

We have established procedures for regularly evaluating environmental loss contingencies, including those arising from environmental reviews and investigations and any other environmental remediation or compliance matters. We believe we have a reasonable basis for evaluating these environmental loss contingencies, and we also believe we have made reasonable estimates for the costs that are likely to be ultimately borne by us for these environmental loss contingencies. Accordingly, we have established reserves based on our reasonable estimates for the currently anticipated costs associated with these environmental matters. Management has determined that the currently anticipated costs associated with these environmental matters will not, individually or in the aggregate, materially impair our operations or materially adversely affect our financial condition.

We expect that our total expenditures for capital improvements regarding environmental control facilities for the year ending March 31, 2010 will be approximately $12 million.

Arrangements Between Novelis and Alcan

In connection with our spin-off from Alcan, we entered into a number of ancillary agreements with Alcan governing certain terms of our spin-off as well as various aspects of our relationship with Alcan following the spin-off. These ancillary agreements include:

Transitional Services and Similar Agreements.  Pursuant to a collection of approximately 130 individual transitional services agreements, Alcan has provided to us and we have provided to Alcan, as applicable, on an interim, transitional basis, various services, including, but not limited to, treasury administration, selected benefits administration functions, employee compensation and information technology services. The agreed upon charges for these services generally allow us or Alcan, as applicable, to recover fully the allocated costs of providing the services, plus all out-of-pocket costs and expenses plus a margin of five percent. No margin is added to the cost of services supplied by external suppliers. The majority of the individual service agreements, which began on the spin-off date, terminated on or prior to December 31, 2005. However, we had a continuing agreement with Alcan through 2008 to use certain information technology hosting services to support our financial accounting systems for the Nachterstedt and Göttingen plants, which has now expired.

Metal Supply Agreements.  We and Alcan have entered into four multi-year metal supply agreements pursuant to which Alcan supplies us with specified quantities of re-melt ingot, molten metal and sheet ingot in North America and Europe on terms and conditions determined primarily by Alcan. We believe these agreements provide us with the ability to cover some metal requirements through a pricing formula pursuant to our spin-off agreement with Alcan. In addition, an ingot supply agreement in effect between Alcan and Novelis Korea Ltd. prior to the spin-off remains in effect following the spin-off.

On February 26, 2008, we and Alcan agreed to amend and restate four existing multi-year metal supply agreements, which took effect as of January 1, 2008.

The amended and restated metal supply agreement for the supply of re-melt aluminum ingot amends and restates the supply agreement dated January 5, 2005 between the parties. This amended agreement extends the term, establishes an annual quantity of remelt ingot to be supplied and purchased subject to adjustment, establishes certain delivery requirements, changes certain pricing provisions, and revises certain payment terms, among other standard terms and conditions.

The amended and restated molten metal supply agreement for the supply of molten metal to the company’s Saguenay Works Facility amends and restates the supply agreement dated January 5, 2005 between the parties. This amended agreement changes certain pricing provisions, and revises certain payment terms, among other standard terms and conditions.

The amended and restated metal supply agreement for the supply of sheet ingot in North America amends and restates the supply agreement dated January 5, 2005 between the parties. This amended agreement extends the term, establishes an annual quantity of sheet ingot to be supplied and purchased subject to adjustment, changes certain pricing provisions, and revises certain payment terms, among other standard terms and conditions.

The amended and restated metal supply agreement for the supply of sheet ingot in Europe amends and restates the supply agreement dated January 5, 2005 between the parties. This amended agreement extends the term, establishes an annual quantity of sheet ingot to be supplied and purchased subject to adjustment, and changes certain pricing provisions, among other standard terms and conditions.

Foil Supply Agreements.  In 2005, we entered into foil supply agreements with Alcan for the supply of foil from our facilities located in Norf, Ludenscheid and Ohle, Germany to Alcan’s packaging facility located in Rorschach, Switzerland as well as from our facilities located in Utinga, Brazil to Alcan’s packaging facility located in Maua, Brazil. These agreements are for five-year terms during the course of which we will supply specified percentages of Alcan’s requirements for its facilities described above (in the case of Alcan’s Rorschach facility, 94% in 2006, 93% in 2007, 92% in 2008 and 90% in 2009, and in the case of Alcan’s Maua facility, 70% for the term of the agreement). In addition, we will continue to supply certain of Alcan’s European operations with foil under the terms of two agreements that were in effect prior to the spin-off.

Alumina Supply Agreements.  We have entered into a ten-year alumina supply agreement with Alcan pursuant to which we purchase from Alcan, and Alcan supplies to us, alumina for our primary aluminum smelter located in Aratu, Brazil. The annual quantity of alumina to be supplied under this agreement is between 85 kt and 126 kt. In addition, an alumina supply agreement between Alcan and Novelis Deutschland GmbH that was in effect prior to the spin-off remains in effect following the spin-off.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our Executive Officers

The following table sets forth information for persons currently serving as executive officers of our company. Biographical details as of October 31, 2009 for each of our executive officers are also set forth below.

Name	Age	Position

Philip Martens	49	President and Chief Operating Officer
Steven Fisher	38	Senior Vice President and Chief Financial Officer
Erwin Mayr	40	Senior Vice President and Chief Strategy Officer
Leslie J. Parrette Jr.	48	Senior Vice President, General Counsel and Compliance Officer
Jean-Marc Germain	43	Senior Vice President and President of Novelis North America
Antonio Tadeu Coelho Nardocci	52	Senior Vice President and President of Novelis Europe
Thomas Walpole	55	Senior Vice President and President of Novelis Asia
Alexandre Almeida	45	Senior Vice President and President of Novelis South America
Robert Virtue	57	Vice President, Human Resources
Robert Nelson	52	Vice President, Controller and Chief Accounting Officer
Brenda Pulley	51	Vice President, Corporate Affairs and Communications
Nick Madden	52	Vice President and Chief Procurement Officer
Randal Miller	46	Vice President, Treasurer
Christopher Courts	32	Assistant General Counsel and Corporate Secretary

Philip Martens was appointed President and Chief Operating Officer effective May 8, 2009. Mr. Martens most recently served as Senior Vice President and President, Light Vehicle Systems, at ArvinMeritor Inc., a global automotive supplier, from September 2006 to January 2009 He was also President and CEO designate at Arvin Innovation, Inc., a global automotive systems supplier. Prior to that, he served as President and Chief Operating Officer of Plastech Engineered Products, an automotive supplier, from 2005 to 2006. From 1987 to 2005, he held various engineering and leadership positions at Ford Motor Company, a global automotive manufacturer, most recently serving as Group Vice President of Product Creation. Mr. Martens holds a degree in mechanical engineering from Virginia Polytechnic Institute and State University and an M.B.A. from the University of Michigan. In 2003, Martens received a Doctorate in Automotive Engineering from Lawrence Technological University for his extensive contributions to the global automotive industry.

Steven Fisher is our Senior Vice President and Chief Financial Officer. Mr. Fisher joined Novelis in February 2006 as Vice President, Strategic Planning and Corporate Development. He was appointed Chief Financial Officer in May 2007 following the acquisition of Novelis by Hindalco. Mr. Fisher served as Vice President and Controller for TXU Energy, the non-regulated subsidiary of TXU Corp., an energy company, from July 2005 to February 2006. Prior to joining TXU Energy, Mr. Fisher served in various senior finance roles at Aquila, Inc., an international electric and gas utility and energy trading company, including Vice

President, Controller and Strategic Planning, from 2001 to 2005. He is also a member of the board of directors of Lionbridge Technologies, a global software language company. Mr. Fisher is a graduate of the University of Iowa in 1993, where he earned a B.B.A. in Finance and Accounting. He is a Certified Public Accountant.

Erwin Mayr was appointed Senior Vice President and Chief Strategy Officer effective October 2009. Mr. Mayr previously served as Business Unit President, Advanced Rolled Products, for Novelis Europe from April 2007 to September 2009. He has held leadership positions within the Novelis Europe organization since joining the company in 2002. Previously, he was an associate partner with the consulting firm Monitor Group. Mr. Mayr is a graduate of Ulm University in Germany, where he received a Doctor of Philosophy degree in Physics.

Leslie J. Parrette Jr. served as our General Counsel from February 2005 until March 2009, and rejoined Novelis as Senior Vice President, General Counsel and Compliance Officer in October 2009. From March 2009 until October 2009, he served as Senior Vice President, Legal Affairs, for Wesco International, Inc., a Fortune 500 holding company that is a leading distributor of electrical products and supplies. From July 2000 until February 2005, he served as Senior Vice President and General Counsel of Aquila, Inc., an international electric and gas utility and energy trading company. From September 2001 to February 2005, he also served as Corporate Secretary of Aquila. Prior to joining Aquila, Mr. Parrette was a partner in the Kansas City-based law firm of Blackwell Sanders Peper Martin LLP from April 1992 through June 2000. Mr. Parrette holds an A.B., magna cum laude in Sociology from Harvard College and received his J.D. from Harvard Law School.

Jean-Marc Germain is a Senior Vice President and the President of our North American operations. Mr. Germain was Vice President Global Can for Novelis Inc. from January 2007 until May 2008 when he was appointed Senior Vice President and the President of our North American operations. He was previously Vice President and General Manager of Light Gauge Products for Novelis North America from September 2004 to December 2006, and prior to that Mr. Germain held a number of senior positions with Alcan Inc. and Pechiney S.A., which he joined in 1998. From January 2004 to August 2004 he served as co-lead of the Integration Leadership Team for the Alcan and Pechiney merger, which occurred in 2004. Prior to that, he served as Senior Vice President & General Manager Foil, Strip and Specialties Division for Pechiney from September 2001 to December 2003. Before his time at Alcan and Pechiney, Mr. Germain held a number of international posts for GE Capital, General Electric’s financing unit, and Bain & Company, a global consulting firm. Mr. Germain is a graduate from École Polytechnique in Paris, France.

Antonio Tadeu Coelho Nardocci is our Senior Vice President and President of our European operations. He formerly served as Senior Vice President, Strategy, Innovation and Technology from August 2008 to June 2009 and as the Senior Vice President and President of our South American operations from February 2005 to August 2008. Mr. Nardocci joined Alcan in 1980 and was the President of Rolled Products South America from March 2002 until January 2005. Prior to that, he was a Vice President of Rolled Products operations in Southeast Asia and Managing Director of the Aluminium Company of Malaysia in Kuala Lumpur, Malaysia. Mr. Nardocci graduated from the University of São Paulo in Brazil with a degree in metallurgy. Mr. Nardocci is a member of the executive board of the Brazilian Aluminium Association.

Thomas Walpole is a Senior Vice President and the President of our Asian operations. Mr. Walpole was our Vice President and General Manager, Can Products Business Unit from January 2005 until February 2006. Mr. Walpole joined Alcan in 1979 and has held various senior management roles. Mr. Walpole held international positions within Alcan in Europe and Asia until 2004. He began as Vice President, Sales, Marketing & Business Development for Alcan Taihan Aluminum Ltd. (now Novelis Korea) and most recently was President of the Litho/Can and Painted Products for the European region. Mr. Walpole graduated from State University of New York at Oswego with a B.S. in Accounting, and holds an M.B.A. from Case Western Reserve University.

Alexandre Almeida is a Senior Vice President and President of our South American operations. Prior to this appointment in August 2008, Mr. Almeida had served as Chief Financial Officer of Novelis South America beginning in January 2005. Formerly, he was Managing Director of Alcan Composites Brasil Ltda. from 2003 to 2005, and was previously Chief Operating Officer and Chief Financial Officer for Líder Taxi Aereo S.A., a general aviation service provider in Brazil. Mr. Almeida holds a degree in Metallurgical

Engineering and a Masters Degree in Computer Science from Universidade Federal de Minas Gerais, and also a postgraduate degree in Finance Administration from João Pinheiro Foundation.

Robert Virtue is our Vice President, Human Resources. Mr. Virtue has served several roles in our human resources department from January 2005 through May 2006 and October 2006 to the present, including Vice President, Compensation and Benefits; Acting Vice President, Human Resources and Director of Compensation and Benefits. He was appointed Vice President, Human Resources in May 2007. Prior to Novelis, he was Vice President, Executive Compensation with Wal-Mart Stores, Inc., an international retailer, from May 2006 through October 2006. He was Director Compensation and Benefits for American Retail Group Inc., a retail company, from 1997 through January 2005. Mr. Virtue also spent 15 years with British Petroleum PLC, a global energy company, in a variety of domestic and international human resources roles with assignments in chemicals, coal, refining, transportation, marketing and corporate functions. Mr. Virtue earned a B.S. in Business from Boston University and an M.B.A. from Indiana University.

Robert Nelson is our Vice President, Controller and Chief Accounting Officer. Mr. Nelson served as the Acting Controller of Novelis Inc. beginning in July 2008 and was appointed Vice President, Controller and Chief Accounting Officer in November 2008. Previously, he worked for 22 years at Georgia Pacific, one of the world’s leading manufacturers of tissue, pulp, paper, packaging, and building products. Mr. Nelson served in a variety of corporate and operational financial roles at Georgia Pacific, most recently as Vice President and Controller from 2004 to 2006. Prior to that, he was Vice President Finance, Consumer Products & Packaging. Mr. Nelson earned a B.S. in Accounting from the University of Illinois — Urbana-Champaign and is a Certified Public Accountant in the State of Georgia.

Brenda Pulley is our Vice President, Corporate Affairs and Communications. She has global responsibility for our organization’s corporate affairs and communication efforts, which include branding, strategic internal and external communications and government relations. Prior to our spin-off from Alcan, Ms. Pulley was Vice President, Corporate Affairs and Government Relations of Alcan from September 2000 to 2004. She has served as Legislative Assistant to Congressman Ike Skelton of Missouri and to the U.S. House of Representatives Subcommittee on Small Business, specializing in energy, environment, and international trade issues. She also served as Executive Director for the National Association of Chemical Recyclers, and as Director, Federal Government Relations for Safety-Kleen Corp., a leading provider of environmental solutions for business. Ms. Pulley currently serves on the Board of Directors for Keep America Beautiful. Ms. Pulley earned her B.S. majoring in Social Science, with a minor in Communications from Central Missouri State University.

Nick Madden is our Vice President and Chief Procurement Officer. Prior to this role, which he assumed in October 2006, Mr. Madden served as President of Novelis Europe’s Can, Litho and Recycling business unit beginning in October 2004. He was Vice President of Metal Management and Procurement for Alcan’s Rolled Products division in Europe from December 2000 until September 2004 and was also responsible for the secondary recycling business. Mr. Madden holds a B.Sc. (Hons) degree in Economics and Social Studies from University College in Cardiff, Wales.

Randal Miller is our Vice President, Treasurer. Prior to joining Novelis in July 2008, Mr. Miller served as Vice President and Treasurer of Transocean Offshore Deepwater Drilling Inc., the world’s largest offshore drilling company, from May 2006 to November 2007 where he was responsible for all treasury, banking, capital markets and insurance risk management activities for Transocean and its subsidiaries. From 2001 to 2006, Mr. Miller served as Vice President Finance, Treasurer of Aquila, Inc. Mr. Miller earned his B.S.B.A. from Iowa State University and M.B.A. from the University of Missouri — Kansas City.

Christopher Courts is our Assistant General Counsel and Corporate Secretary. Mr. Courts joined Novelis in April 2005, and has served as Corporate Counsel and most recently Assistant General Counsel. He was appointed Assistant General Counsel and Corporate Secretary in March 2009. Prior to joining Novelis, Mr. Courts was Senior Corporate Counsel at Aquila, Inc., from 2003 to April 2005. He previously worked as an associate for the law firm of Blackwell Sanders Peper Martin LLP. Mr. Courts has a B.B.A. in Finance from the University of Iowa and a J.D. from the University of Iowa College of Law.

Our Directors

Our Board of Directors is currently comprised of five directors. Our directors’ terms will expire at each annual shareholders meeting provided that if an election of directors is not held at an annual meeting of the shareholders, the directors then in office shall continue in office or until their successors shall be elected. Biographical details as of October 31, 2009 for each of our directors are set forth below.

Name	Director Since	Age	Position

Kumar Mangalam Birla	May 15, 2007	42	Chairman of the Board
Askaran Agarwala	May 15, 2007	76	Director
D. Bhattacharya	May 15, 2007	61	Director and Vice Chairman of the Board
Clarence J. Chandran	January 6, 2005	60	Director
Donald A. Stewart	May 15, 2007	62	Director

Kumar Mangalam Birla was elected as the Chairman of the Board of Directors of Novelis on May 15, 2007. Mr. Birla has served since October 1995 as the Chairman of the Aditya Birla Group, which is among India’s largest business houses, and includes such companies as Grasim, Hindalco, UltraTech Cement, Aditya Birla Nuvo and Idea Cellular and globally — Novelis, Minacs, Aditya Birla Chemicals (Thailand) Limited and Birla Sun Life Insurance Company Limited. Mr. Birla has been a Director of the Aditya Birla Group since November 1992. Mr. Birla serves as Chairman of all of the Aditya Birla Group’s blue-chip companies in India. He also serves as director on the board of the Group’s international companies spanning Thailand, Indonesia, Philippines, Egypt, and Canada. Additionally, Mr. Birla serves on the board of the G.D. Birla Medical Research & Education Foundation, and is a Chancellor of Birla Institute of Technology & Science, Pilani. He is a member of the London Business School’s Asia Pacific Advisory Board. He is also a member and Chairman of the Staff Sub-Committee of Central Board of Reserve Bank of India.

Askaran Agarwala has served as a Director of Hindalco since July 2004 and as Chairman of the Business Review Council of the Aditya Birla Group since October 2003. From 1982 to October 2003 he was President of Hindalco. Mr. Agarwala serves on the Compensation Committee of the Novelis Board of Directors. Mr. Agarwala also serves as a director of several other companies in the Aditya Birla Group, including Udyog Services Ltd., Bihar Caustic & Chemicals Ltd., Tanfac Industries Ltd., and Aditya Birla Insurance Advisory Services Limited. He is a Trustee of G.D. Birla Medical Research and Education Foundation, Vaibhav Medical and Education Foundation, Aditya Vikram Birla Memorial Trust and Sarla Basant Birla Memorial Trust. Mr. Agarwala has held the post of President of Aluminum Association of India in the past.

D. Bhattacharya is Vice Chairman of Novelis and serves on the Audit and Compensation Committees of the Novelis Board of Directors. Mr. Bhattacharya has served as Managing Director of Hindalco since October 2004 and has served as a Director of Hindalco since April 2004. He also serves as a Director of Aditya Birla Management Corporation Private Limited. He is the Chairman of Utkal Alumina International Limited and of Aditya Birla Minerals Limited in Australia. Mr. Bhattacharya also serves as a Director of Birla Management Centre Services Limited, Dahej Harbour and Infrastructure Limited, Minerals & Minerals Limited and Aditya Birla Power Company Limited and Pidilite Industries Limited. Other positions held by Mr. Bhattacharya include Hon. President — Aluminium Association of India (AAI); Director — The Fertiliser Association of India (FAI).

Clarence J. Chandran has been a director of the company since 2005. Since October 2009, Mr. Chandran has been Executive Chairman of ChantRa, Inc. (energy, infrastructure, IT, telecommunications). Mr. Chandran serves on the Compensation and Audit Committees of the Novelis Board of Directors, and acts as the Chairman of the Compensation Committee. Mr. Chandra served as co-CEO and Global Managing Partner of Namana Capital Group (investment firm) in October 2009. Mr. Chandran served as Chairman of the Chandran Family Foundation Inc. (healthcare research and education) from 2001 to 2008. Mr. Chandran served as Chairman of Conros Corporation (private mass market consumer products company — including LePages USA and PineMountain) from 2001 to 2006. He is a director of Marfort Deep Sea Technologies Inc., a company which provides Turnkey design, engineering and manufacturing of equipment for subsea field development projects, and is a past director of Alcan Inc. and MDS Inc., a global life sciences company. He retired as President, Business Process Services, of CGI Group Inc. (information technology) in 2004 and retired as Chief

Operating Officer of Nortel Networks Corporation (communications) in 2001. Mr. Chandran is a member of the Duke University Board of Visitors.

Donald A. Stewart is Chief Executive Officer and a Director of Sun Life Financial Inc. and Sun Life Assurance Company of Canada, a leading international financial services company. Mr. Stewart serves on the Audit Committee of the Novelis Board of Directors and serves as its Chairman. From 1987 to 1992, Mr. Stewart held overall responsibility for Sun Life’s information technology function. He was appointed Chief Executive Officer of Sun Life Trust Company in September 1992. In 1996, he was appointed President and Chief Operating Officer, and in 1998 Chief Executive Officer of Sun Life. Mr. Stewart also serves a director of the American Council of Life Insurers and the Canadian Life and Health Insurance Association.

Corporate Governance

Holders of our 7.25% senior notes, holders of the notes described in this prospectus and other interested parties may communicate with the Board of Directors, a committee or an individual director by writing to Novelis Inc., 3399 Peachtree Road NE, Suite 1500, Atlanta, GA 30326, Attention: Corporate Secretary — Board Communication. All such communications will be compiled by the Corporate Secretary and submitted to the appropriate director or board committee. The Corporate Secretary will reply or take other actions in accordance with instructions from the applicable board contact.

Committees of Our Board of Directors

Our Board of Directors has established two standing committees: the Audit Committee and the Compensation Committee. Each committee is governed by its own charter.

According to their authority as set out in their charters, our Board of Directors and each of its committees may engage outside advisors at the expense of Novelis.

Audit Committee and Financial Experts

Our Board of Directors has a separately-designated standing Audit Committee. Messrs. Stewart, Bhattacharya and Chandran are the members of the Audit Committee. Mr. Stewart, an independent director, has been identified as an “audit committee financial expert” as that term is defined in the rules and regulations of the SEC.

Our Audit Committee’s main objective is to assist our Board of Directors in fulfilling its oversight responsibilities for the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm and the performance of both our internal audit function and our independent registered public accounting firm. Under the Audit Committee charter, the Audit Committee is responsible for, among other matters:

•	evaluating and compensating our independent registered public accounting firm;

•	making recommendations to the Board of Directors and shareholders relating to the appointment, retention and termination of our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their qualifications and independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	review areas of potential significant financial risk and the steps taken to monitor and manage such exposures;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; and

•	reviewing and monitoring our accounting principles, accounting policies and disclosure, internal control over financial reporting and disclosure controls and procedures.

Compensation Committee

Our Compensation Committee establishes our general compensation philosophy and oversees the development and implementation of compensation policies and programs. It also reviews and approves the level of and/or changes in the compensation of individual executive officers taking into consideration individual performance and competitive compensation practices. The committee’s specific roles and responsibilities are set out in its charter. Our Compensation Committee periodically reviews the effectiveness of our overall management organization structure and succession planning for senior management, reviews recommendations for the appointment of executive officers, and reviews annually the development process for high potential employees.

Code of Conduct and Guidelines for Ethical Behavior

Novelis has adopted a Code of Conduct for the Board of Directors and Senior Managers and maintains a Code of Ethics for Senior Financial Officers that applies to our senior financial officers including our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions. We also maintain a Code of Conduct that governs all of our employees. Copies of the Code of Conduct for the Board of Directors and Senior Managers and the Code of Ethics for Senior Financial Officers are available on our website at www.novelis.com. We will promptly disclose any future amendments to these codes on our website as well as any waivers from these codes for executive officers and directors. Copies of these codes are also available in print from our Corporate Secretary upon request. Information on our website does not constitute part of this prospectus.

Compensation Discussion and Analysis

Introduction

This section provides a discussion of the background and objectives of our compensation programs for senior management, as well as a discussion of all material elements of the compensation of each of the named executive officers for the fiscal year ended March 31, 2009 identified in the following table. The named executive officers are determined in accordance with SEC rules and include (1) the persons that served as our principal executive officer and principal financial officer during any part of fiscal 2009 and (2) the three other highest paid executive officers that were employed on March 31, 2009.

Name	Title

Martha Finn Brooks	Former President and Chief Operating Officer
Steven Fisher	Senior Vice President and Chief Financial Officer
Arnaud de Weert	Former President of Novelis Europe
Jean-Marc Germain	Senior Vice President and President of Novelis North America
Thomas Walpole	Senior Vice President and President of Novelis Asia

Compensation Committee and Role of Management

The Compensation Committee of our board of directors (the “Committee”) has the responsibility for approving the compensation programs for our named executive officers and making decisions regarding specific compensation to be paid or awarded to them. The Committee acts pursuant to a charter approved by our board, which is reviewed annually.

Our Vice President Human Resources serves as the management liaison officer for the Committee. Our human resources and legal departments provide assistance to the Committee in connection with administration of the Committee’s responsibilities.

Our named executive officers have no direct role in setting their own compensation. The Committee, however, normally meets with our President and Chief Operating Officer to evaluate performance against pre-established goals and the President and Chief Operating Officer makes recommendations to the board regarding budgets, which affect certain goals. Our President and Chief Operating Officer also makes recommendations regarding compensation matters related to other named executive officers and provide input regarding executive compensation programs and policies generally.

Management also assists the Committee by providing information needed or requested by the Committee (such as our performance against budget and objectives, historic compensation, compensation expense, our policies and programs, and peer companies) and by providing input and advice regarding compensation programs and policies and their impact on the Company and its executives.

Objectives and Design of Our Compensation Program

Our executive compensation program is designed to attract, retain, and reward talented executives who can contribute to our long-term success and thereby build value for our shareholder. The program is organized around three fundamental principles:

•	Provide Total Direct Compensation Opportunities That Are Competitive with Similar Positions at Comparable Companies: To enable us to attract, motivate and retain qualified executives, total direct compensation opportunities for each executive (base pay, annual short-term incentives and long-term incentives) are targeted at levels to be competitive with similar positions at comparable companies. The Committee strives to create a total direct compensation package that is at the median of the peer companies described below.

•	A Substantial Portion of Total Direct Compensation Should Be at Risk Because It Is Performance-Based: We believe executives should be rewarded for their performance. Consequently, a substantial portion of an executive’s total direct compensation should be at risk, with amounts actually paid dependent on performance against pre-established objectives for the individual and us. The proportion of an individual’s total direct compensation that is based upon these performance objectives should increase as the individual’s business responsibilities increase.

•	A Substantial Portion of Total Direct Compensation Should be Delivered in the Form of Long-Term Performance Based Awards: We believe a long-term stake in the sustained performance of Novelis effectively aligns executive and shareholder interests and provides motivation for enhancing shareholder value. As a result, we may provide long-term performance based awards, which are generally paid in cash.

The Committee recognizes that the engagement of strong talent in critical functions may entail recruiting new executives at times and involve negotiations with individual candidates. As a result, the Committee may determine in a particular situation that it is in our best interests to negotiate compensation packages that deviate from the principles set forth above.

In fiscal 2009, the Committee and the board, elected not to use the services of a compensation consultant, but instead chose to evaluate our compensation programs based on generally available market data including the following:

1. Compensation information derived from SEC filings for the named executive officers of the following peer group of companies: Air Products, Ashland Inc., Ball Corporation, Bemis, Coca Cola Enterprises Inc., Commercial Metals Company, Crown Holdings, Cummins Inc., Eastman Chemical, Ecolab Inc., MeadWestvaco, Monsanto, Newell Rubbermaid, Nucor Corp., Owens Illinois, Pactiv Corp., Parker-Hannifin, PPG Industries, Praxair Inc., Rohm and Haas, Smurfit-Stone Container, Temple-Inland and Worthington Industries.

2. Market data provided by Hay Group (a global human resource consulting firm). This comprised of companies of size US$1Bn+ in revenues in the sectors of Manufacturing and Materials. This information was provided for all levels of the organization.

3. Data from several compensation surveys published by leading global human resources consulting firms.

Elements of Our Compensation Program

Our compensation program consists of the following key elements:

•	Base Pay

•	Short-Term (Annual) Incentives

•	Long-Term Incentives

•	Employee Benefits

The Committee periodically compares the competitiveness of these key elements to that of companies in our peer group and to the market data provided by the Hay Group and other human resources consulting firms. Our general goal is to be at or near the 50th percentile among our peer group. In fiscal 2009, this review revealed that the total direct compensation opportunity for our executive officers was at our target, without significant variation by position and by element of compensation.

Base Pay.  Based on market practices, the Committee believes it is appropriate that some portion of total direct compensation (generally 20% to 40%) be provided in a form that is fixed and liquid. Base salary for our named executive officers is generally reviewed by the Committee in the first quarter of each fiscal year and any increases are effective on July 1. In setting base salary, the Committee is mindful of its overall goal for allocation of total compensation to this element and the median base salary for comparable positions at companies in our peer group and as confirmed by additional market data.

Short-Term (Annual) Incentives.  We believe having an annual incentive opportunity is necessary to attract, retain and reward key management. Our general philosophy is that annual cash incentives should be based on achievement of company-wide and business unit goals as appropriate for the named executive officer. The committee also retains the discretion to adjust, up or down, annual cash incentives earned based on the Committee’s subjective assessment of individual performance. Annual incentives should be consistent with the strategic goals set by the board, and the performance benchmarks should be sufficiently ambitious so as to provide meaningful incentive to our executive officers. In the normal circumstances, we would expect that approximately 20% of an executive officer’s total direct compensation opportunity would be attributable to short-term incentives.

Annual Incentive Plan — 2008 — 2009

Our Committee and board, after input from management, approved the Annual Incentive Plan (“AIP”) — 2008 — 2009 to provide short-term incentives for the period from April 1, 2008 through March 31, 2009. The performance benchmarks for the year were tied to three key components: (1) Operating Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) performance; (2) Operating free cash flow performance; and (3) satisfaction of certain Environment, Health and Safety (“EHS”) objectives, including recordable case rates, lost time rates and certain EHS-related strategic initiatives. The Recordable Case Rate establishes targets for reducing the level of workplace accidents resulting in an injury requiring more than first aid treatment. The Lost Time Injury and Illness Case Rate establishes targets for reducing the level of workplace injuries or illnesses resulting in lost time of one shift or more. The Strategic EHS Initiatives establish targets for the completion of environmental initiatives that lead to significant reductions in water emissions, energy or waste aligned with site specific issues, and, establish targets for the completion of occupational health and safety initiatives that reduce site specific risks and exposures.

In deriving Operating EBITDA, the company first calculates adjusted EBITDA on a segment basis, which is earnings before (a) depreciation and amortization, (b) interest expense and amortization of debt issuance costs, (c) interest income, (d) income tax provision (benefit), (e) unrealized (gains) losses on change in fair value of derivative instruments, (f) impairment of goodwill, (g) gain on extinguishment of debt, (h) adjustment to eliminate proportional consolidation, (i) restructuring charges, and (j) certain other costs. Then, the company obtains Operating EBITDA from adjusted EBITDA with the following additional adjustments: (a) lag between price the company pays for metal and the price charged to our customers, (b) the non-U.S. denominated working capital and debt remeasurement from the changing exchange rates, (c) ceilings on metal prices that restrict passing costs through to certain customers and (d) certain discretionary adjustments. In fiscal 2009, there were no discretionary adjustments.

In deriving Operating free cash flow, the company first calculates Free cash flow, which consists of: (a) net cash provided by (used in) operating activities, (b) plus net cash provided by (used in) investing activities and (c) less net proceeds from sales of assets. The company then obtains Operating free cash flow by the following adjustments to Free cash flow: (a) lag between price the company pays for metal and the price charged to our customers, (b) ceilings on metal prices that restrict passing costs through to certain customers, (c) LME prices on closing metal inventory and (d) certain discretionary adjustments. In fiscal 2009, Europe was the only Segment impacted by a discretionary adjustment, and such adjustment related to restructuring payments.

The potential payout attributable to operating EBITDA performance could have ranged from: (1) 0% of target if fiscal 2009 performance did not exceed the performance threshold; (2) 100% of target if fiscal 2009 results met the business plan target; and (3) up to a maximum of 200% of target if fiscal 2009 results met or exceeded the high end business plan target. The potential payout attributable to operating free cash flow performance could have ranged from: (1) 0% of target if fiscal 2009 performance did not exceed the performance threshold; (2) 100% of target if fiscal 2009 results met the business plan target; and (3) up to 200% of target if fiscal 2009 results met or exceeded the high end business plan target. The potential payout attributable to satisfying EHS objectives also ranged from 0% to 200% of target and was measured against continuous improvement targets for recordable cases and lost time injuries and illness as well as the completion of strategic EHS initiatives.

For each of the named executive officers, the Committee set the weightings for the performance goals as follows: 45% based on operating EBITDA performance; 45% based on operating free cash flow performance; and 10% based on EHS performance. For Ms. Brooks and Mr. Fisher, the performance goals were based on company-wide performance. For each of the other named executive officers, the operating EBITDA goals and operating free cash flow goals were based one-half on company-wide performance and one-half on regional performance, and the EHS goal is based on regional performance.

The table below shows, for each named executive officer, the target AIP bonus amount, the applicable performance objectives and relevant weightings, target and actual performance for each goal and the amount earned based on actual performance.

	Target
	Bonus							Achievement
	as a % of	Target			Target		Actual	as a % of	Bonus
Name	Salary	Bonus	Performance Objectives	Weighting	Performance		Performance	Target	Payoff

Martha Finn Brooks	110%	$825,000	Novelis Operating EBITDA	45%	$790.1 M		$572.6 M	0	$—
			Novelis Operating Free Cash Flow	45%	$(26 M	)	$(296.4 M)	0	$—
			Novelis EHS
			Recordable Case Rate	3%	0.99		0.98	100%	$24,750
			Lost Time Rate	3%	0.26		0.25	93.3%	$23,100
			Completed Strategic Initiatives	4%	4		>6	200%	$66,000

									$113,850

Steven Fisher	75%	$337,500	Novelis Operating EBITDA	45%	$790.1 M		$572.6 M	0	$—
			Novelis Operating Free Cash Flow	45%	$(26 M	)	$(296.4 M)	0	$—
			Novelis EHS
			Recordable Case Rate	3%	0.99		0.98	100%	$10,125
			Lost Time Rate	3%	0.26		0.25	93.3%	$9,450

	Target
	Bonus							Achievement
	as a % of	Target			Target		Actual	as a % of	Bonus
Name	Salary	Bonus	Performance Objectives	Weighting	Performance		Performance	Target	Payoff

			Completed Strategic Initiatives	4%	4		>6	200%	$27,000

									$46,575

Arnaud de Weert	62.5%	$367,031	Novelis Operating EBITDA	22.5%	$790.1 M		$572.6 M	0	$—
			Europe Operating EBITDA	22.5%	€242 M		€168.5 M	0	$—
			Novelis Operating Free Cash Flow	22.5%	$(26 M	)	$(296.4 M)	0	$—
			Europe Operating Free Cash Flow	22.5%	€151 M		€159.9 M	114%	$94,391
			Europe EHS
			Recordable Case Rate	3%	1.05		0.86	200%	$22,022
			Lost Time Rate	3%	0.39		0.33	133%	$14,681
			Completed Strategic Initiatives	4%	4		>6	200%	$29,362

									$160,457

Jean-Marc Germain	60%	$195,000	Novelis Operating EBITDA	22.5%	$790.1 M		$572.6 M	0	$—
			North America Operating EBITDA	22.5%	$240 M		$160.3 M	0	$—
			Novelis Operating Free Cash Flow	22.5%	$(26 M	)	$(296.4 M)	0	$—
			North America Operating Free Cash Flow	22.5%	$(87 M	)	$(162.1M)	0	$—
			North America EHS
			Recordable Case Rate	3%	1.28		1.53	0	$—
			Lost Time Rate	3%	0.1		0.25	3%	$190
			Completed Strategic Initiatives	4%	4		>6	200%	$15,232

									$15,422

Thomas Walpole	55%	$156,750	Novelis Operating EBITDA	22.5%	$790.1 M		$572.6 M	0	$—
			Asia Operating EBITDA	22.5%	$129 M		$47.4 M	0	$—
			Novelis Operating Free Cash Flow	22.5%	$(26 M	)	$(296.4 M)	0	$—
			Asia Operating Free Cash Flow	22.5%	$73 M		$(143.4 M)	0	$—
			Asia EHS
			Recordable Case Rate	3%	0.59		0.55	133%	$6,270
			Lost Time Rate	3%	0.17		0.12	157%	$7,367
			Completed Strategic Initiatives	4%	4		>6	200%	$12,540

									$26,177

In fiscal 2009, the Committee did not exercise its discretion to adjust annual cash incentives earned under the 2009 AIP based on a subjective review of individual performance.

Long-Term Incentives.  The Committee believes that a substantial portion of each executive’s total direct compensation opportunity (generally 40% to 60%) should be based on long-term performance. The awards should align the interests of our executives and our shareholder. The opportunity to receive long-term incentive compensation by an executive in a given year is generally determined by reference to the market for long-term incentive compensation among our peer group companies group and as confirmed by additional market data. The Committee is also mindful of long-term incentive awards made in prior years and takes such awards into account in determining the amount of current-year awards.

Long-Term Incentive Plan — FY 2008 — FY 2010 (2008 LTIP)

The Committee determined for fiscal 2008, fiscal 2009 and fiscal 2010 to issue awards that are cash-based awards, 80% of which is based on economic profit performance and 20% of which is based on EBITDA performance related to innovation projects, which currently provides the best link between the interests of executives and our shareholder. For future long-term awards, the Committee will consider all types of awards and will determine at the time of each award the appropriate form of award and performance measures to use.

The Committee met during the first quarter of fiscal year 2010 to evaluate and approve fiscal 2009 payout for the 2008 LTIP. The Committee determined that no awards were earned for the period because the performance requirements were not achieved.

		Eligible for
	2008-2010	Payout
	LTIP	Based on	2009 LTIP	2009 LTIP
	Approved	2009	Approved	Approved
Name	Grant	Results	Level	Payout

Martha Finn Brooks	$2,100,000	$210,000	—%	$—
Steven Fisher	$450,000	$45,000	—%	$—
Arnaud de Weert	$450,000	$45,000	—%	$—
Jean-Marc Germain	$450,000	$45,000	—%	$—
Thomas Walpole	$325,000	$32,500	—%	$—

Long-term Incentive Plan — FY 2009 — FY 2012 (2009 LTIP)

On June 19, 2008, the board of directors approved the Novelis Long-Term Incentive Plan for Fiscal Years 2009 — 2012 (the “2009 LTIP”). The 2009 LTIP has been designed to provide a direct line of sight for participants to company performance as measured by the increase in the price of Hindalco shares.

Awards under the 2009 LTIP consist of stock appreciation rights (“SARs”), with the value of one SAR being equivalent to the increase in value of one Hindalco share. The SARs will vest 25% each year for four years, subject to performance criteria being fulfilled. The performance criterion will be based on Operating EBIDTA performance for Novelis each year. The vesting threshold will be 75% performance versus target each year, at which point 75% of SARs due that year, would vest. There would be a straight line vesting up to 100% of performance. After the SARs have vested, they can be exercised at times decided by the employee. The value realized is dependent on the stock price of Hindalco at the time of exercise; however, the value will be restricted to a maximum of 2.5 times the target opportunity if the SARs are exercised within one year of vesting. The maximum will be 3 times for SARs exercised more than one year after vesting.

In the event a participant resigns, unvested SARs will lapse and vested SARs must be exercised within 90 days. If an employee retires more than one year from the date of grant, SARs will continue to vest and must be exercised no later than the third anniversary of retirement. In the event of death or disability, there will be immediate vesting of all SARs with one year to exercise. Upon a change in control, there would be immediate vesting and cash-out of SARs.

The following grants were made to our executives based on the 2009 LTIP Plan. Operating EBITDA for fiscal year 2009 performance did not achieve the threshold, so no SARS were vested for fiscal year 2009.

	2009-2012		Number of
	LTIP	Number of	SARs Vesting	Number of
	Approved	SARs	Based on	SARs Forfeited/
Name	Grant	Granted	FY 2009	Canceled

Martha Finn Brooks(A)	$2,231,000	3,919,938	—	979,984
Steven Fisher	$500,000	878,516	—	219,629
Arnaud de Weert	$500,000	878,516	—	219,629
Jean-Marc Germain	$500,000	878,516	—	219,629
Thomas Walpole	$350,000	614,961	—	153,740

(A)	Ms Brooks terminated her services with the Company effective May 8, 2009 and an additional 2,939,954 SARs granted to her were forfeited/cancelled.

Recognition Agreements

On September 25, 2006, we entered into recognition agreements with all of our executives. These agreements provided that the executive would receive a fixed number of our common shares if he or she remained employed through December 31, 2007 and December 31, 2008. Payment for the final installment of recognition shares vesting on December 31, 2008 was made in January 2009 in the amounts shown below and the Recognition Agreements expired.

	Recognition	Consideration
Name	Shares	Received

Martha Finn Brooks	14,200	$638,006
Steven Fisher	2,850	$128,051
Arnaud de Weert	4,100	$184,213
Jean-Marc Germain	2,700	$121,311
Thomas Walpole	3,500	$157,255

Employee Benefits

•	U.S. Pension Plan:

Effective January 1, 2006, we adopted the Novelis Pension Plan and the Novelis Supplemental Executive Retirement Plan (the “Novelis SERP”), which provide benefits identical to the benefits provided under the Alcancorp plans. Executives who were participants in the Alcancorp Pension Plan participate in the Novelis Pension Plan and Novelis SERP (collectively referred to as the “U.S. Pension Plan”). Executives who were not participants in the Alcancorp Pension Plan or who were hired on or after January 1, 2005 do not participate in the U.S. Pension Plan. Ms. Brooks and Messrs. Germain and Walpole are all participants in the U.S. Pension Plan.

Additional Pension Benefits:  In addition to her participation in the U.S. Pension Plan described above, Ms. Brooks will receive from us a supplemental pension equal to the excess, if any, of the pension she would have received from her employer prior to joining Alcan had she been covered by her prior employer’s pension plan until her separation or retirement from Novelis, over the sum of her pension from the U.S. Pension Plan and the pension rights actually accrued with her previous employer.

•	Swiss Pension Schemes: Since our spin-off from Alcan, we continued to participate in Alcan’s two pension schemes in Switzerland: (1) the Pensionskasse Alcan Schweiz (a defined benefit plan) and (2) the Erganzungskasse Alcan Schweiz (a defined contribution plan). The defined benefit plan is computed based on a participant’s final annual earnings (up to a limit and less a coordination amount) and service up to 45 years. The defined contribution plan only recognizes earnings in excess of the defined benefit earnings limit. Mr. de Weert was the only named executive officer eligible for the Swiss pension schemes in 2008.

•	Savings Plan and Non-Qualified Defined Contribution Plan: All U.S. based executives are eligible to participate in our tax qualified savings plan. We match up to 4.5% of pay (up to the IRS compensation limit; $245,000 for calendar year 2009) for participants who contribute 6% of pay or more to the savings plan. In addition, U.S. based executives hired on or after January 1, 2005 are eligible to share in our discretionary contributions. Discretionary contributions are first made to the qualified plan (up to the IRS compensation limit) and any excess amounts are made to our non-qualified defined contribution plan. For fiscal 2009, we made a discretionary contribution equal to 5% of pay. Mr. Fisher was the only named executive officer eligible for a discretionary contribution for the period.

•	Perquisites: As noted in our Summary Compensation Table, we provide our officers with certain perquisites consistent with market practice. We do not view perquisites as a significant element of our comprehensive compensation structure.

•	Health & Welfare Benefits: Executives are entitled to participate in our employee benefit plans (including medical, dental, disability, and life insurance benefits) on the same basis as other employees.

Employment-Related Agreements

Each of our named executive officers during fiscal 2009 was covered by an employment or letter agreement setting forth the general terms of his or her employment as well as various other employment related agreements.

See Employment-Related Agreements and Certain Employee Benefit Plans below for a discussion of these agreements.

Timing of Compensation Decisions

The Committee develops an annual agenda to assist it in fulfilling its responsibilities. Generally, in the first quarter of each fiscal year, the Committee (1) reviews prior year performance and authorizes the distribution of short-term incentive and long-term incentive pay-outs, if any, for the prior year, (2) establishes performance criteria for the current year short-term incentive program, (3) reviews base pay and annual short-term incentive targets for executives, and (4) recommends to the board of directors the form of award and performance criteria for the current cycle of the long-term incentive program.

Long-term incentive awards are generally considered and approved by the Committee during the first quarter of each fiscal year, although the Committee may deviate from this practice when appropriate under the circumstances.

Compensation Committee Report

The Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on the Committee’s review of and discussions with management, the Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2009.

The foregoing report is provided by the following directors, who constitute the Committee:

Mr. Clarence J. Chandran, Chairman
Mr. Debnarayan Bhattacharya
Mr. Askaran Agarwala

Summary Compensation Table

The table below sets forth information regarding compensation for our named executive officers for the fiscal year ended March 31, 2009, the fiscal year ended March 31, 2008 and the three month transition period ended March 31, 2007.

						Non-Equity	Change
						Incentive	in
				Stock	Option	Plan	Pension	All Other
Name and Principal Position	Year	Salary	Bonus	Awards(A)(B)	Awards(B)	Compensation(C)	Value(D)	Compensation(E)	Total

Martha Finn Brooks,	2009	$731,250	$—	$211,104	$—	$113,850	$344,054	$90,666	$1,490,924
President and	2008	672,572	—	896,739	10,466,761	1,096,223	97,640	92,991	13,322,926
Chief Operating Officer	J-M 2007	163,750	—	1,692,965	264,377	147,375	97,363	12,707	2,378,537
Steven Fisher,	2009	$425,000	$—	$42,370	$—	$46,575	$—	$67,657	$581,602
Senior Vice President and Chief Financial Officer	2008	334,538	40,000	171,780	386,927	361,175	—	63,732	1,358,152
Arnaud de Weert,	2009	$625,745	$—	$60,953	$—	$160,457	$17,205	$108,161	$972,521
Senior Vice President	2008	674,280	—	247,123	670,448	601,043	24,801	114,236	2,331,931
and President of Novelis Europe	J-M 2007	158,000	—	29,202	140,621	98,750	4,219	20,203	450,995
Jean-Marc Germain,	2009	$318,625	$—	$40,140	$—	$15,422	$24,847	$126,681	$525,715
Senior Vice President and President of Novelis North America
Thomas Walpole,	2009	$281,250	$—	$52,033	$—	$26,177	$221,833	$539,251	$1,120,544
Senior Vice President	2008	270,000	—	217,752	981,865	210,890	59,765	607,032	2,347,304
and President of Novelis Asia	J-M 2007	66,458	—	289,674	278,790	34,406	73,616	3,866	746,810

(A)	For the year ended March 31, 2009, these stock awards represent awards under our Recognition agreements.

(B)	Represents the cost recognized in our financial statements in the applicable fiscal year calculated in accordance with FAS 123R. Assumptions used in the calculation of these amounts are included in Note 13 to our audited consolidated financial statements.

(C)	For the year ended March 31, 2009, these represent awards earned under the Novelis Annual Incentive Plan (AIP).

(D)	Represents the aggregate change in actuarial present value of the named executive officer’s accumulated benefit under our qualified and non-qualified defined benefit pension plans during fiscal 2009. Assumptions used in the calculation of these amounts are included in Note 14 to our audited consolidated financial statements for the year ended March 31, 2009.

(E)	The amounts shown in the All Other Compensation Column reflect the values from the table below.

		Company
		Contribution					Other
	Severance	to Defined	Group	Relocation and			Perquisites and
	Related	Contribution	Life	Hosing Related		Child Tuition	Personal
Name	Payments	Plans(A)	Insurance	Payments		Reimbursement	Benefits		Total

Martha Finn Brooks	$—	$8,075	$2,106	$—		$51,420	$29,065	(B)	$90,666
Steven Fisher	$—	$40,647	$457	$—		$—	$26,553	(B)	$67,657
Arnaud de Weert	$—	$83,563	$—	$—		$—	$24,598	(C)	$108,161
Jean-Marc Germain	$—	$9,705	$470	$—		$98,042	$18,464	(B)	$126,681
Thomas Walpole	$—	$8,916	$1,024	$527,309	(D)	$—	$2,002	(E)	$539,251

(A)	Represents matching contribution (and discretionary contributions in the case of Mr. Fisher) made to our tax qualified and non-qualified defined contribution plans.

(B)	Includes executive flex allowance, car allowance, tax advice and home security, each of which individually had an aggregate incremental cost less than $25,000.

(C)	Includes executive flex allowance and car allowance, each of which individually had an aggregate incremental cost less than $25,000.

(D)	Includes: (i) an Expatriate Premium of $153,346; (ii) Employer paid Korean Tax Deposit of $166,492; (iii) Employer provided housing of $119,544; (iv) Employer paid car/driver for Korean assignment of $64,091; (v) travel reimbursement of $23,543 and (vi) club dues of $293.

(E)	Includes car allowance and tax advice, each of which individually had an aggregate incremental cost less than $25,000.

Grants of Plan-Based Awards in Fiscal 2009

The table below sets forth information regarding grants of plan-based awards made to our named executive officers for the year ended March 31, 2009.

		Estimated Future Payout			Estimated Future Payout
		Under Non-Equity			Under Equity
		Incentive Plan Awards(A)			Incentive Plan Awards(B)
Name	Grant Date	Threshold	Target	Maximum	Threshold	Target ($)	Maximum

Martha Finn Brooks	11/19/2008	$—	$825,000	$1,650,000	$—	$2,231,000	$6,693,000
Steven Fisher	11/19/2008	$—	$337,500	$675,000	$—	$500,000	$1,500,000
Arnaud de Weert	11/19/2008	$—	$367,031	$734,062	$—	$500,000	$1,500,000
Jean-Marc Germain	11/19/2008	$—	$195,000	$390,000	$—	$500,000	$1,500,000
Thomas Walpole	11/19/2008	$—	$156,750	$313,500	$—	$350,000	$1,050,000

(A)	This grant was made under the Novelis Annual Incentive Plan (AIP) for the year ended March 31, 2009.

(B)	This grant was made under the 2009 LTIP in the form of SARs.

Employment-Related Agreements and Certain Employee Benefit Plans

Each of our named executive officers was subject to an employment or letter agreement during fiscal 2009. The terms of each such agreement is summarized below.

Agreement with Martha Finn Brooks

We entered into an employment agreement with Ms. Brooks dated November 8, 2004. Pursuant to this agreement, she served as our President and Chief Operating Officer with a base salary of $750,000 in fiscal 2009. Ms. Brooks was eligible for all of our executive long-term and short-term incentive plans and is entitled to certain executive perquisites. She was also eligible for our broad-based employee benefit and health plans. We also agreed to reimburse Ms. Brooks for certain expenses that she may incur in connection with private school tuition costs for her children in grades one through twelve. As part of her May 2, 2002 employment agreement with Alcan, we guaranteed that the total combined qualified and non-qualified pension benefits Ms. Brooks receives under the Novelis, Alcan and Cummins (her former employer) pension plans will not be less than the pension benefit that she would have received if she remained covered by the Cummins Pension Plan from October 16, 1986, until her retirement/termination with us.

On May 8, 2009, we entered into a separation and release agreement with Ms. Brooks, regarding the terms of her departure from the Company. The Agreement became effective on May 15, 2009, seven days from the date of execution.

Pursuant to the Agreement, Ms. Brooks will receive a goodwill incentive consisting of 1,000,000 stock appreciation rights of Hindalco common stock (“SARs”) at an exercise price of INR 60.50. Each SAR shall be equivalent to one Hindalco share. The SARs, which vested on May 8, 2009, may be exercised, in whole or in part, at any time during a three year exercise period commencing May 8, 2009. Any unexercised SARs shall lapse at the end of the exercise period. The value of one SAR will be the increase in the price of one Hindalco share from the exercise price subject to a maximum price of INR 143.75. The value shall be paid in cash to Ms. Brooks within two weeks of each exercise. Additionally, we agreed to indemnify Ms. Brooks under our director and officer insurance policies and released her from future claims relating to her employment with Novelis.

Ms. Brooks was granted the goodwill incentive, in part, as an acknowledgement that she voluntarily delayed her retirement with the Company (a) until her successor could be identified and (b) to facilitate an efficient leadership transition. Additionally, as further consideration for the goodwill incentive, Ms. Brooks: provided a release to Novelis waiving any and all claims she may have against us; agreed to provide continued cooperation with any pending or future litigation, proceeding or hearing; and agreed to not disclose any proprietary information obtained while working at Novelis. Ms. Brooks also agreed to provide general consulting services to Novelis for up to 10 hours a month for a period of six months. Should she provide more than 10 hours of consulting per month, Ms. Brooks will be paid at an hourly rate of $625 subject to a maximum of $5,000 per day.

Agreement with Philip Martens

On April 16, 2009, the board of directors appointed Philip Martens to succeed Ms. Brooks as President and Chief Operating Officer, effective May 8, 2009. On that date, the board ratified the employment agreement between Mr. Martens and the Company dated April 11, 2009. Pursuant to this employment agreement, Mr. Martens will receive an annual base salary of $700,000, an annual short term target bonus percentage of 90% of his base salary (i.e., $630,000), and an annualized long term incentive target opportunity of $2,000,000. However, during his first year of employment, Mr. Martens will receive not less than 50% of the target of his annual short term target bonus for the fiscal year ended March 31, 2010 (i.e., $315,000).

Mr. Martens will receive benefits and perquisites customarily provided to our executives. He will be entitled to receive two years annual base salary and target short term incentive opportunity (less any other severance payments) as severance pay if he is terminated involuntarily except for cause, death, disability, or retirement. Other severance benefits described in his employment agreement include a lump sum payment to assist him with post-employment medical continuation coverage, life insurance benefits, and retirement benefits.

As part of the employment agreement, Mr. Martens agreed to a non-competition provision, prohibiting him from competing with the Company during his employment and for a period of 24 months thereafter. He also agreed to not solicit (a) the Company’s customers and suppliers or (b) its employees during his employment and for a period of 24 months thereafter.

His employment agreement also states that Mr. Martens’ will receive an agreement providing employment protection in the event of a change in control of the Company. Accordingly, the Company and Mr. Martens’ entered into a Change in Control Agreement dated as of April 16, 2009 (the “CIC Agreement”). The CIC Agreement will terminate upon the earlier of (i) April 15, 2011, unless a change in control event occurs on or before such date, or (ii) 24 months following the date of a change in control event. Pursuant to the CIC Agreement, he will be entitled to the following payments if the Company terminates his employment other than for cause, or if he resigns for good reason, within 24 months after a change in control event:

•	a lump sum cash amount equal to two times the sum of (1) his annual base salary plus (2) his target short term incentive opportunity for the calendar year in which the change in control occurs; the lump sum cash amount will be reduced by the amount of severance payments, if any, paid or payable to him other than pursuant to the CIC Agreement to avoid duplication of payments;

•	other benefits described in the CIC Agreement including a lump sum payment to assist him with post-employment medical continuation coverage, life insurance benefits, and retirement benefits; and

•	a “gross-up” reimbursement for any excise tax liability imposed by Section 4999 of the Internal Revenue Code.

Such payments shall not be made if his employment terminates because of death, disability, or retirement.

Agreement with Steven Fisher

We entered into an employment agreement with Mr. Fisher dated January 17, 2006. He currently serves as our Senior Vice President and Chief Financial Officer (effective May 16, 2007) with a base salary of $450,000 in fiscal 2009. Mr. Fisher is eligible for all of our executive long-term and short-term incentive plans and is entitled to certain executive perquisites. He is also eligible for our broad-based employee benefit and health plans.

Agreement with Arnaud de Weert

Mr. de Weert became our Senior Vice President and President of Novelis Europe effective May 1, 2006. Pursuant to his employment agreement, he was entitled to a base salary of $587,250 in fiscal 2009 (435,000 Euros converted to U.S. Dollars at the March 31, 2009 exchange rate of 1.35 U.S. Dollars per Euro) and was eligible for short-term and long-term incentives. Mr. de Weert also participated in our broad-based employee benefit programs and received other executive perquisites. We also agreed to reimburse Mr. de Weert for certain expenses that he may have incurred in connection with his relocation to Zurich. Mr. de Weert’s agreement also provided for a minimum of twelve months severance upon his involuntary termination of employment.

On June 8, 2009, the Company announced that Antonio Tadeu Coelho Nardocci was named President, Novelis Europe, effective immediately. Mr. Nardocci succeeds Arnaud de Weert, who is leaving the company on August 31, 2009 to pursue new opportunities.

Agreement with Jean-Marc Germain

We entered into an employment agreement with Mr. Germain dated April 28, 2008. He currently serves as our Senior Vice President and President of Novelis North America (effective May 15, 2008) with a base salary of $325,000 in fiscal 2009. Mr. Germain is eligible for all of our executive long-term and short-term incentive plans and is entitled to certain executive perquisites. Mr. Germain’s agreement provides for eighteen months severance upon his involuntary termination except for cause. He is also eligible for certain tuition reimbursements for the education of his children through the end of the 2009 — 2010 school year. He is also eligible for our broad-based employee benefit and health plans.

Agreement with Thomas Walpole

We entered into an employment agreement with Mr. Walpole effective as of February 1, 2007, pursuant to which he serves as our Senior Vice President and President of Novelis Asia with a base salary of $285,000 in fiscal 2009. Under his agreement, Mr. Walpole is entitled to an expatriate premium and relocation allowance, each in amount equal to 10% of his base salary (net after tax). Mr. Walpole is also eligible for our executive long-term and short-term incentive plans and certain executive perquisites as well as our broad-based employee benefit and health plans. During the term of his Korean assignment, Mr. Walpole is provided with a fully furnished home which is paid for by Novelis Korea Limited and is entitled to be reimbursed for one personal trip to the United States during the year for himself and his family members.

Change in Control Agreements

We entered into change in control agreements on September 26, 2006 with all of our named executive officers, except for Mr. Germain. These agreements expired on May 15, 2009. We entered into new, and similar, agreements with Messrs. Fisher, Germain and Walpole on June 25, 2009.

Long-term Incentive Plan (LTIP) — FY 2009 — FY 2012

On June 19, 2008, the board of directors approved the Novelis Long-Term Incentive Plan for Fiscal Years 2009 — 2012 (2009 LTIP). The 2009 LTIP has been designed to provide a clear line of sight for participants to company performance as measured by the increase in the price of Hindalco shares.

Awards under the 2009 LTIP will consist of stock appreciation rights (SARs), with the value of one SAR equivalent to the increase in value of one Hindalco share. The SARs will vest 25% each year for four years, subject to performance criteria being fulfilled. The performance criterion will be based on Operating EBIDTA performance for Novelis each year. The vesting threshold will be 75% performance versus target each year, at which point 75% of SARs due that year, would vest. There would be a straight line vesting up to 100% of performance. After the SARs have vested, they can be exercised anytime by the employee. The upside so realized would be dependent on the stock price of Hindalco at the time of exercise; however, the upside would be restricted to a maximum of 2.5 times the proportionate target opportunity if the SARs are exercised within one year of vesting. The maximum will be 3 times for SARs exercised more than one year after vesting.

In the event a participant resigns, unvested SARs will lapse and vested SARs must be exercised within 90 days. If an employee retires more than one year from the date of grant, SARs will continue to vest and must be exercised no later than the third anniversary of retirement. In the event of death or disability, there will be immediate vesting of all SARs with one year to exercise. Upon a change in control, there would be immediate vesting and cash-out of SARs.

The following table presents the 2009 LTIP target amounts for our principal executive officer, principal financial officer, and our named executive officers.

Name	LTIP Target

Martha Finn Brooks	$2,231,000
Steven Fisher	$500,000
Arnaud de Weert	$500,000
Jean-Marc Germain	$500,000
Thomas Walpole	$350,000

Option Exercises and Stock Vested in 2009

The table below sets forth the information regarding stock options that were exercised or were cancelled and paid out during fiscal 2009 and stock awards that vested and were paid out during fiscal 2009.

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired on	Realized on	Acquired on	Realized on
	Exercise or	Exercise or	Vesting or	Vesting or
Name	Cancellation	Cancellation	Cancellation(A)	Cancellation

Martha Finn Brooks	—	$—	14,200	$638,006
Steven Fisher	—	$—	2,850	$128,051
Arnaud de Weert	—	$—	4,100	$184,213
Jean-Marc Germain	—	$—	2,700	$121,311
Thomas Walpole	—	$—	3,500	$157,255

(A)	Represents values for Recognition Awards.

Outstanding Equity Awards as of March 31, 2009

	SAR Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised SARs	Unexercised SARs		SAR Exercise	SAR
Name	Exercisable	Unexercisable		Price(A)	Expiration Date

Martha Finn Brooks	—	2,939,954	(B)	$1.16	June 19, 2015
Steven Fisher	—	658,887		$1.16	June 19, 2015
Arnaud de Weert	—	658,887		$1.16	June 19, 2015
Jean-Marc Germain	—	658,887		$1.16	June 19, 2015
Thomas Walpole	—	461,221		$1.16	June 19, 2015

(A)	SARs issued are payable in cash based on the stock performance of Hindalco Industries Limited, listed on the National Stock Exchange in Mumbai, India. Novelis is a subsidiary of Hindalco Industries Limited. The Exercise price of 60.5 Indian Rupees converted to US$ based on an exchange rate of 1US$=INR 52.17 which was the closing exchange rate on March 31, 2009.

(B)	Ms Brooks terminated her services with the Company effective May 8, 2009 and an additional 2,939,954 SARs granted to her were forfeited /cancelled.

Pension Benefits in Fiscal 2009

The table below sets forth information regarding the present value as of March 31, 2009 of the accumulated benefits of our named executive officers under our defined benefit pension plans (both qualified and non-qualified). U.S. executives who were hired on or after January 1, 2005 are not eligible to participate in our defined benefit pension plans.

		Number of	Present		Payments
		Years	Value of		During
		Credited	Accumulated		Last
Name	Plan Name(A)	Service	Benefit(B)		Fiscal Year

Martha Finn Brooks	Novelis Pension Plan	6.667	$125,445		$—
	Novelis SERP	6.667	744,392	(C)	—
Steven Fisher	Not eligible	—	$—		$—
Arnaud de Weert	Pensionskasse Alcan Schweiz	2.917	$55,659		$—
Jean-Marc Germain	Novelis Pension Plan	2.25	$27,726		$—
	Novelis SERP	2.25	19,814		—
Thomas Walpole	Novelis Pension Plan	29.833	$766,967		$—
	Novelis SERP	29.833	592,814		—

(A)	See Compensation Discussion and Analysis — Elements of Our Compensation, Employee Benefits for a discussion of these plans.

(B)	See Note 15 to our audited consolidated financial statements for the year ended March 31, 2009, for a discussion of the assumptions used in the calculation of these amounts.

(C)	Includes an amount of $126,589 as the present value of accumulated benefit under the Cummins Minimum Pension Guarantee as outlined as part of Ms. Brooks’ employment agreement.

The following table shows estimated retirement benefits, expressed as a percentage of eligible earnings, payable upon normal retirement at age 65:

	Years of Service
	10	15	20	25	30	35

U.S. Pension Plan	17%	25%	34%	42%	51%	59%
Swiss Pension Scheme	18%	27%	36%	45%	54%	63%

Potential Payments Upon Termination or Change in Control

This section provides an estimate of the payments and benefits that would be paid to certain of our named executive officers, at March 31, 2009, upon voluntary or involuntary termination of employment. This section, however, does not reflect any payments or benefits that would be paid to our salaried employees generally, including for example accrued salary and vacation pay; regular pension benefits under our qualified and non-qualified defined benefit plans; normal distribution of account balances under our qualified and non-qualified defined contribution plans; or normal retirement, death or disability benefits.

	Martha Finn Brooks(A)
					Termination by
					us without
					Cause or by
					Executive for
					Good Reason in
	Voluntary		Termination by		Connection with
	Termination by	Termination by	us without		Change in		Death or
Type of Payment	Executive	us for Cause	Cause		Control		Disability

Short-Term Incentive Pay(B)	$825,000	$—	$825,000		$825,000		$825,000
Long-Term Incentive Plan(C)	—	—	—		—		—
Severance	—	—	1,500,000	(D)	3,150,000	(E)	—
Retirement plans	—	—	—		390,861	(F)	—
Lump sum cash payment for continuation of health coverage	—	—	—		49,948	(G)	—
Continued group life insurance coverage	—	—	—		4,997	(H)	—

Total	$825,000	$—	$2,325,000		$4,420,806		$825,000

(A)	In addition to the estimated payments set forth in this table, the executive would be eligible for payments or benefits that would be paid to our salaried employees generally upon termination of employment (including, for example, earned but unpaid base salary and accrued vacation (approximately $57,692 at March 31, 2009). Ms. Brooks was not eligible for retirement on March 31, 2009.

(B)	These amounts represent 100% of the executive’s target short-term incentive opportunity for the period April 1, 2008 through March 31, 2009.

(C)	These amounts represent the amount of Long-Term Incentive Plan (LTIP) that would have been earned as of March 31, 2009.

(D)	This amount is equal to 200% of executive’s annual base salary and would be paid pursuant to the executive’s Employment Agreement.

(E)	This amount is equal to two times the sum of executive’s base salary and target short-term incentive and would be paid pursuant to the executive’s Change in Control Agreement.

(F)	This amount is equal to the present value of two additional years of benefit accrual under our qualified and non-qualified retirement plans and is payable pursuant to the executive’s Change in Control Agreement. See the Pension Benefits table for pension benefits accrued as of March 31, 2009.

(G)	Pursuant to the executive’s Change in Control Agreement, this amount is intended to assist the executive in paying post-employment health coverage and is equal to 24 months times the COBRA premium rate in effect at March 31, 2009, grossed up for applicable taxes using an assumed tax rate of 40%.

(H)	The executive’s Change in Control Agreement provides that the executive will be entitled to two additional years of coverage under our group life insurance plan.

	Steven Fisher(A)
					Termination by
					us without
					Cause or by
					Executive for
					Good Reason in
	Voluntary		Termination by		Connection with
	Termination by	Termination by	us without		Change in		Death or
Type of Payment	Executive	us for Cause	Cause		Control		Disability

Short-Term Incentive Pay(B)	$337,500	$—	$337,500		$337,500		$337,500
Long-Term Incentive Plan(C)	—	—	—		—		—
Severance	—	—	56,250	(D)	1,575,000	(E)	—
Retirement plans	—	—	—		100,800	(F)	—
Lump sum cash payment for continuation of health coverage	—	—	—		49,948	(G)	—
Continued group life insurance coverage	—	—	—		1,432	(H)	—

Total	$337,500	$—	$393,750		$2,064,680		$337,500

(A)	In addition to the estimated payments set forth in this table, the executive would be eligible for payments or benefits that would be paid to our salaried employees generally upon termination of employment (including, for example, earned but unpaid base salary and accrued vacation (approximately $34,615 at March 31, 2009). Mr. Fisher was not eligible for retirement on March 31, 2009.

(B)	These amounts represent 100% of the executive’s target short-term incentive opportunity for the period April 1, 2008 through March 31, 2009.

(C)	These amounts represent the amount of Long-Term Incentive Plan (LTIP) that would have been earned as of March 31, 2009.

(D)	This amount is equal to the benefit payable under the Novelis Severance Pay Plan.

(E)	This amount is equal to two times the sum of executive’s base salary and target short-term incentive and would be paid pursuant to the executive’s Change in Control Agreement.

(F)	This amount is equal to the present value of two additional years of benefit accrual under our qualified and non-qualified retirement plans and is payable pursuant to the executive’s Change in Control Agreement.

(G)	Pursuant to the executive’s Change in Control Agreement, this amount is intended to assist the executive in paying post-employment health coverage and is equal to 24 months times the COBRA premium rate in effect at March 31, 2009, grossed up for applicable taxes using an assumed tax rate of 40%.

(H)	The executive’s Change in Control Agreement provides that the executive will be entitled to two additional years of coverage under our group life insurance plan.

	Arnaud de Weert(A)
					Termination by
					us without
					Cause or by
					Executive for
					Good Reason in
	Voluntary		Termination by		Connection with
	Termination by	Termination by	us without		Change in		Death or
Type of Payment	Executive	us for Cause	Cause		Control		Disability

Short-Term Incentive Pay(B)	$367,031	$—	$367,031		$367,031		$367,031
Long-Term Incentive Plan(C)	—	—	—		—		—
Severance	—	—	685,125	(D)	1,908,563	(E)	—
Retirement plans	—	—	—		213,793	(F)	—

Total	$367,031	$—	$1,052,156		$2,489,387		$367,031

(A)	In addition to the estimated payments set forth in this table, the executive would be eligible for payments or benefits that would be paid to our salaried employees generally upon termination of employment (including, for example, earned but unpaid base salary and accrued vacation (approximately $45,173 at March 31, 2009). Mr. de Weert was not eligible for retirement on March 31, 2009.

(B)	These amounts represent 100% of the executive’s target short-term incentive opportunity for the period April 1, 2008 through March 31, 2009.

(C)	These amounts represent the amount of Long-Term Incentive Plan (LTIP) that would have been earned as of March 31, 2009.

(D)	This amount is equal to 14 months of executive’s annual base salary and would be paid pursuant to the executive’s Employment Agreement.

(E)	This amount is equal to two times the sum of executive’s base salary and target short-term incentive and would be paid pursuant to the executive’s Change in Control Agreement.

(F)	This amount is equal to the present value of two additional years of benefit accrual under our qualified and non-qualified retirement plans and is payable pursuant to the executive’s Change in Control Agreement. See the Pension Benefits table for pension benefits accrued as of March 31, 2009.

	Jean-Marc Germain(A)
					Termination by
					us without
					Cause or by
					Executive for
					Good Reason in
	Voluntary		Termination by		Connection with
	Termination by	Termination by	us without		Change in	Death or
Type of Payment	Executive	us for Cause	Cause		Control	Disability

Short-Term Incentive Pay(B)	$195,000	$—	$195,000		$—	$195,000
Long-Term Incentive Plan(C)	—	—	—		—	—
Severance	—	—	780,000	(D)	—	—
Retirement plans	—	—	—		—	—
Continued group life insurance coverage	—	—	—		—	—

Total	$195,000	$—	$975,000		$—	$195,000

(A)	In addition to the estimated payments set forth in this table, the executive would be eligible for payments or benefits that would be paid to our salaried employees generally upon termination of employment (including, for example, earned but unpaid base salary and accrued vacation (approximately $25,000 at March 31, 2009). Mr. Germain was not eligible for retirement on March 31, 2009.

(B)	These amounts represent 100% of the executive’s target short-term incentive opportunity for the period April 1, 2008 through March 31, 2009.

(C)	These amounts represent the amount of Long-Term Incentive Plan (LTIP) that would have been earned as of March 31, 2009.

(D)	This amount is equal to 18 months of executive’s annual base salary and target bonus and would be paid pursuant to the executive’s Employment Agreement.

	Thomas Walpole(A)
					Termination by
					us without
					Cause or by
					Executive for
					Good Reason in
	Voluntary		Termination by		Connection with		Retirement
	Termination by	Termination by	us without		Change in		Death or
Type of Payment	Executive	us for Cause	Cause		Control		Disability

Short-Term Incentive Pay(B)	$156,750	$—	$156,750		$156,750		$156,750
Long-Term Incentive Plan(C)	—	—	—		—		—
Severance	—	—	486,875	(D)	883,500	(E)	—
Retirement plans	—	—	—		270,619	(F)	—
Continued group life insurance coverage	—	—	—		2,352	(G)	—

Total	$156,750	$—	$643,625		$1,313,221		$156,750

(A)	In addition to the estimated payments set forth in this table, the executive would be eligible for payments or benefits that would be paid to our salaried employees generally upon termination of employment (including, for example, earned but unpaid base salary and accrued vacation (approximately $21,923 at March 31, 2009). Mr. Walpole was eligible for retirement on March 31, 2009.

(B)	These amounts represent 100% of the executive’s target short-term incentive opportunity for the period April 1, 2008 through March 31, 2009.

(C)	These amounts represent the amount of Long-Term Incentive Plan (LTIP) that would have been earned as of March 31, 2009.

(D)	This amount is equal to the benefit payable under the Novelis Severance Pay Plan.

(E)	This amount is equal to two times the sum of executive’s base salary and target short-term incentive and would be paid pursuant to the executive’s Change in Control Agreement.

(F)	This amount is equal to the present value of two additional years of benefit accrual under our qualified and non-qualified retirement plans and is payable pursuant to the executive’s Change in Control Agreement. See the Pension Benefits table for pension benefits accrued as of March 31, 2009.

(G)	The executive’s Change in Control Agreement provides that the executive will be entitled to two additional years of coverage under our group life insurance plan.

Director Compensation — for Directors for the Period April 1, 2008 through March 31, 2009

The Chair of our board of directors is entitled to receive cash compensation equal to $250,000 per year, and the Chair of our Audit Committee is entitled to receive $175,000 per year. Each of our other directors is entitled to receive compensation equal to $150,000 per year, plus an additional $5,000 if he is a member of our Audit Committee. Directors’ fees are paid in quarterly installments.

On July 8, 2008, our Chairman of the board, Mr. Birla, informed the company that due to current and foreseeable business conditions, he was foregoing the payment of his Novelis director fees until further notice. On November 5, 2008, Mr. Stewart informed the board that he was also foregoing his Novelis director fees with effective date of July 1, 2008 until further notice. All directors, however, will continue to receive reimbursement for out-of-pocket expenses associated with attending board and committee meetings. The table below sets forth the total compensation received by our non-employee directors for the year ended March 31, 2009.

Fees Earned or
Name	Paid in Cash

Kumar Mangalam Birla	$62,500
D. Bhattacharya	$155,000
Askaran K. Agarwala	$150,000
Clarence J. Chandran	$155,000
Donald A. Stewart	$—

Compensation Committee Interlocks and Insider Participation

In fiscal 2009, only Independent Directors served on the Committee. Clarence J. Chandran was the Chairman of the Committee. The other Committee members during all or part of the year were Mr. D. Bhattacharya and Mr. Askaran Agarwala. No member of our Committee had any relationship with us requiring disclosure under Item 404 of SEC Regulation S-K. During fiscal 2008, none of our executive officers served as:

•	a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on our Committee;

•	a director of another entity, one of whose executive officers served on our Committee; or

•	a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as one of our directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

On May 15, 2007, the Company was acquired by Hindalco through its indirect wholly-owned subsidiary AV Metals Inc. (Acquisition Sub) pursuant to a plan of arrangement (the “Arrangement”) entered into on February 10, 2007 and approved by the Ontario Superior Court of Justice on May 14, 2007.

Subsequent to completion of the Arrangement on May 15, 2007, all of our common shares were indirectly held by Hindalco.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In accordance with our Audit Committee charter, our Audit Committee is responsible for reviewing the terms of our Code of Conduct for the Board of Directors and Senior Managers, which includes disclosure requirements applicable to our senior managers and our directors relating to conflicts of interest. Accordingly, the Audit Committee is responsible for reviewing and approving the terms and conditions of all transactions that involve the Company, one of our directors or executive officers or any of their immediate family members. On February 11, 2009, the Board of Directors authorized us to enter into the Unsecured Credit Facility of $100 million with a scheduled maturity date of January 15, 2015 from a company affiliated with the Aditya Birla group. Our Chairman, Kumar Mangalam Birla, also serves as Chairman of the Aditya Birla group; thus, we consider the Unsecured Credit Facility to be a related party transaction. On August 11, 2009 we repaid in full and terminated the Unsecured Credit Facility with a portion of the proceeds of the offering of the old notes. For each advance under the Unsecured Credit Facility, interest was payable quarterly at a rate of 13% per annum prior to the first anniversary of the advance and 14% per annum thereafter. We paid $1,410,728.21 in interest under the Unsecured Credit facility and the largest aggregate amount of principal outstanding under the Unsecured Credit Facility was $94,306,922.59. We have not entered into any other related party transactions since March 31, 2008 that meet the requirements for disclosure in this prospectus.

See “Directors, Executive Officers and Corporate Governance — Board of Directors and Corporate Governance Matters” for additional information regarding the independence of our Board of Directors.

We maintain various policies and procedures that govern related party transactions. Pursuant to our Code of Conduct for the Board of Directors and Senior Managers, senior managers and directors of the Company (a) must avoid any action that creates or appears to create, a conflict of interest between their own interest and the interest of the Company, (b) cannot usurp corporate opportunities, and (c) must deal fairly with third parties. This policy is available on our website at www.novelis.com. In addition, we have enacted procedures to monitor related party transactions by (x) identifying possible related parties through questions in our director and officer questionnaires, (y) determining whether we receive payments from or make payments to any of the identified related parties, and (z) if we determine payments are made or received, researching the nature of the interactions between the Company and the related parties and ensuring that the related person does not have an interest in the transaction with the related party.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

General.  Our senior secured credit facilities consist of (1) the $1.16 billion seven-year Term Loan Facility that can be increased by up to $180 million subject to the satisfaction of certain conditions and (2) the $800 million five-year ABL Facility. Following the completion of the offering of the old notes, we used approximately $81 million of the proceeds plus additional cash on hand to repay a portion of the outstanding amount under the ABL Facility. Mandatory minimum principal amortization payments under the Term Loan Facility are $2.95 million per calendar quarter. Any unpaid principal is due in full on July 6, 2014. Substantially all of our assets are pledged as collateral under the senior secured credit facilities. The senior secured credit facilities are also guaranteed by substantially all of our restricted subsidiaries that guarantee our 7.25% senior notes and that guarantee the old notes.

Borrowings.  Borrowings under the ABL Facility are generally based on 85% of eligible accounts receivable and 75% of eligible inventories.

Interest Rate and Fees.  Generally, for both the Term Loan Facility and ABL Facility, interest rates reset periodically and interest is payable on a periodic basis depending on the type of loan.

Under the ABL Facility, interest charged depends on the type of loan as follows: (1) any U.S. swingline loan or any loan categorized as an alternate base rate (“ABR”) borrowing will bear interest at an annual rate equal to the alternate base rate (which is the greater of (a) the base rate in effect on a given day and (b) the federal funds effective rate in effect on a given day, plus 0.50%), plus the applicable margin; (2) Eurocurrency loans will bear interest at an annual rate equal to the adjusted LIBOR rate for the applicable interest period, plus the applicable margin; (3) loans designated as Canadian base rate borrowings will bear an annual interest rate equal to the Canadian base rate (“CAPRIME”), plus the applicable margin; (4) loans designated as bankers acceptances (BA) rate loans will bear interest at the average discount rate offered for bankers’ acceptances for the applicable BA interest period, plus 0.05%, plus the applicable margin, and (5) loans designated as Euro Interbank Offered Rate (“EURIBOR”) loans will bear interest annually at a rate equal to the adjusted EURIBOR rate for the applicable interest period, plus the applicable margin. Applicable margins under the ABL Facility depend upon excess availability levels calculated on a quarterly basis and range from (0.25%) to 1.75%.

Commitment fees ranging from 0.25% to 0.375% are based on average daily amounts outstanding under the ABL Facility during a fiscal quarter and are payable quarterly.

Under the Term Loan Facility, loans characterized as ABR borrowings bear interest annually at a rate equal to the alternate base rate (which is the greater of (a) the base rate in effect on a given day and (b) the federal funds effective rate in effect on a given day, plus 0.50%) plus a margin of 1.00%. Loans characterized as Eurocurrency borrowings bear interest at an annual rate equal to the adjusted LIBOR rate for the interest period in effect, plus a margin of 2.00%.

Interest Rate Swaps.  As of September 30, 2009, we had entered into interest rate swaps to fix the variable interest rate on $920 million of our floating rate Term Loan Facility. We are still obligated to pay any applicable margin, as defined in senior secured credit facilities. Interest rate swaps related to $400 million at an effective weighted average interest rate of 4.0% expire March 31, 2010. In January 2009, we entered into two interest rate swaps to fix the variable interest rate on an additional $300 million of our floating Term Loan Facility at a rate of 1.49%, plus any applicable margin. These interest rate swaps are effective from March 31, 2009 through March 31, 2011. In April 2009, we entered into an additional $220 million interest rate swap at a rate of 1.97%, which is effective through April 30, 2012.

As of September 30, 2009, we have an interest rate swap in Korea on our $100 million bank loan through a 5.44% fixed rate KRW 92 billion ($92 million) loan. The interest rate swap expires in October 2010.

Prepayments.  We may prepay borrowings under the senior secured credit facilities, in whole or in part, at any time and from time to time, if certain minimum prepayment amounts and currency requirements are satisfied. We are required to repay borrowings under the senior secured credit facilities in certain circumstances in the event we receive net cash proceeds from certain collateral liquidations, asset sales, the issuance of indebtedness preferred stock or common stock not otherwise permitted under the senior secured credit facilities, or damage or destruction to our property. In addition, we are required to use either 25% or 50% of our excess cash flow in any given year to repay our borrowings under the Term Loan Facility.

Covenants.  The senior secured credit facilities include various customary covenants, including limitations on our ability to:

•	incur additional debt;

•	create or permit certain liens to exist;

•	enter into sale and leaseback transactions;

•	make investments, loan and advances;

•	engage in mergers, amalgamations or consolidations;

•	make certain asset sales;

•	pay dividends and distributions beyond certain amounts;

•	engage in certain transactions with affiliates;

•	prepay certain indebtedness;

•	amend certain agreements governing our indebtedness;

•	create or permit restrictions on the ability of our subsidiaries to pay dividends, make other distributions to us or incur liens on their assets;

•	issue preferred shares or stock of subsidiaries; and

•	change the business conducted by us and our subsidiaries.

In addition, under the ABL Facility, if our excess availability under the ABL Facility is less than 10% of the lender commitments under the ABL Facility or less than 10% of our borrowing base, we are required to maintain a minimum fixed charge coverage ratio of at least 1 to 1. As of September 30, 2009, our fixed charge coverage ratio was less than 1 to 1 and our excess availability was $400 million, or 50% of the lender commitments under the ABL Facility. Following the completion of the offering of the old notes, we used approximately $81 million of the proceeds plus additional cash on hand to repay a portion of the outstanding amount under the ABL Facility.

The senior secured credit facilities also contains various affirmative covenants, including covenants with respect to our financial statements, litigation and other reporting requirements, insurance, payment of taxes, employee benefits, hedging transactions and causing new subsidiaries to pledge collateral and guaranty our obligations.

Events of Default.  The senior secured credit facilities contain customary events of default, including defaults with respect to:

•	a default in the payment of principal when due;

•	a default in the payment of interest, fees or any other amount after a specified grace period;

•	a material breach of the representation or warranties;

•	a default in the performance of covenants;

•	the failure to make any payment when due under any indebtedness with a principal amount in excess of a specified amount;

•	the failure to observe any covenant or agreement that permits or results in the acceleration of indebtedness with a principal amount in excess of a specified amount;

•	certain bankruptcy events;

•	certain material judgments or court orders;

•	certain ERISA violations;

•	the invalidity or termination of certain loan documents or the liens created in favor of the lenders; and

•	a change in control.

7.25% Senior Notes

On February 3, 2005, we issued $1.4 billion aggregate principal amount of senior notes. The senior notes were priced at par, bear interest at 7.25% and mature on February 15, 2015. The 7.25% senior notes are guaranteed by all of our Canadian and U.S. restricted subsidiaries, certain of our foreign restricted subsidiaries and our other restricted subsidiaries that guarantee our senior secured credit facilities and that guarantee the old notes. The 7.25% senior notes are unsecured. As discussed above, in March 2009, we purchased 7.25% senior notes with a principal value of $275 million with the net proceeds of an additional floating rate term loan with a face value of $220 million and estimated fair value of $165 million.

Under the indenture that governs the 7.25% senior notes, we are subject to certain restrictive covenants that are substantially similar to the covenants in the indenture governing the old notes.

DESCRIPTION OF THE NOTES

The company issued the old notes and will issue the new notes under the indenture dated as of August 11, 2009 (the “Indenture”), among the company, the Subsidiary Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). Unless the context otherwise requires, all references to the “Notes” in this “Description of the Notes” include the old notes and the new notes. The old notes and the new notes will be treated as a single class for all purposes of the Indenture. The Indenture complies with the Trust Indenture Act. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. You should read the Indenture because that document, and not this description, defines your rights as a holder of the Notes. Copies of the Indenture are available upon request to the company at the address indicated under “Where You Can Find More Information.” You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the term “Company” refers only to Novelis Inc. and not to any of its subsidiaries.

Principal, Maturity and Interest

The Company is offering to exchange, upon the terms and subject to the conditions of this prospectus and the accompanying letter of transmittal, the new notes for all of the outstanding old notes. In addition, subject to compliance with the limitations described under “— Certain Covenants — Limitation on Debt,” the Company can issue an unlimited principal amount of additional Notes at later dates under the same Indenture (the “Additional Notes”). The Company can issue the Additional Notes as part of the same series or as an additional series. Any Additional Notes that the Company issues in the future will be identical in all respects to the Notes, except that Notes issued in the future will have different issuance dates and may have different issuance prices. The Company will issue Notes only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000.

The Notes will mature on February 15, 2015.

Interest on the Notes will accrue at a rate of 11.5% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2010. The Company will pay interest to those persons who were holders of record on the February 1 or August 1 immediately preceding each interest payment date.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The interest rate on the Notes will increase if:

(1) the Company does not file within the required time period either:

(A) a registration statement to allow for an exchange offer or

(B) a resale shelf registration statement for the Notes;

(2) one of the registration statements referred to above is not declared effective within the required time period;

(3) the exchange offer referred to above is not consummated or the resale shelf registration statement referred to above is not declared effective within the required time period; or

(4) certain other conditions are not satisfied.

Any additional interest payable as a result of any such event is referred to as “Special Interest” and all references to interest in this description include any Special Interest that becomes payable.

Ranking

The Notes are:

•	senior, unsecured obligations of the Company;

•	effectively junior in right of payment to all existing and future secured debt of the Company (including the Senior Secured Credit Facilities) to the extent of the value of the assets securing that debt;

•	equal in right of payment (pari passu) with all existing and future unsecured senior debt of the Company;

•	senior in right of payment to all future subordinated debt of the Company; and

•	guaranteed on a senior, unsecured basis by the Subsidiary Guarantors.

As of September 30, 2009, the Company and its subsidiaries on a consolidated basis, had $2.8 billion of senior debt outstanding, none of which would have been subordinated to the Notes or the Subsidiary Guaranties.

Most of the operations of the Company will be conducted through its subsidiaries. Therefore, the Company’s ability to service its debt, including the Notes, will depend substantially upon the cash flows of its subsidiaries and their ability to distribute those cash flows to the Company as dividends, loans or other payments. Certain laws restrict the ability of the Company’s subsidiaries to pay dividends or to make loans and advances to it. The Company’s ability to use the cash flows of those subsidiaries to make payments on the Notes will be limited to the extent of any such restrictions. Furthermore, in certain circumstances, bankruptcy, “fraudulent conveyance” laws or other similar laws could invalidate or limit the efficacy of the Subsidiary Guaranties. Any of the situations described above could make it more difficult for the Company to service its debt, including the Notes.

Except to the extent of any intercompany loans or other advances, the Company only has a stockholder’s claim in the assets of its subsidiaries. Its rights as a stockholder are junior in right of payment to the valid claims of creditors of the Company’s subsidiaries against those subsidiaries. Holders of the Notes will only be creditors of the Company and those subsidiaries of the Company that are Subsidiary Guarantors. In the case of subsidiaries of the Company that are not Subsidiary Guarantors, all the existing and future liabilities of those subsidiaries, including any claims of trade creditors and preferred stockholders, will effectively rank senior to the Notes.

As of September 30, 2009, the Company had $5.7 billion in total consolidated debt and other liabilities (excluding inter-company balances), of which $6.9 billion (including inter-company balances) was debt and other liabilities of the Company and the Subsidiary Guarantors, $1.0 billion (including inter-company balances) of which was debt and other liabilities of the Company’s other subsidiaries and $2.1 billion was inter-company balances. The Subsidiary Guarantors and the Company’s other subsidiaries have other liabilities, including contingent liabilities, that may be significant. The Indenture limits the amount of additional Debt that the Company and the Restricted Subsidiaries may Incur. Notwithstanding these limitations, the Company and its Subsidiaries may Incur substantial additional Debt. Debt may be Incurred either by Subsidiary Guarantors or by the Company’s other subsidiaries.

The Notes and the Subsidiary Guaranties are unsecured obligations of the Company and the Subsidiary Guarantors, respectively. Secured Debt of the Company and the Subsidiary Guarantors, including their obligations under the Senior Secured Credit Facilities, is effectively senior to the Notes and the Subsidiary Guaranties to the extent of the value of the assets securing such Debt.

As of September 30, 2009, the outstanding secured Debt of the Company and the Subsidiary Guarantors on a consolidated basis was $1.3 billion.

See “Risk Factors — We are a holding company and depend on our subsidiaries to generate sufficient cash flow to meet our debt service obligations, including payments on the notes,” “— Fraudulent conveyance laws and other legal restrictions may permit courts to void or subordinate our subsidiaries’ guarantees of the notes in specific circumstances, which would prevent or limit payment under the guarantees. Certain limitations contained in the guarantees, which are designed to avoid this result, may render the guarantees worthless”

Subsidiary Guaranties

The obligations of the Company under the Indenture, including the repurchase obligation resulting from a Change of Control, are guaranteed, fully and unconditionally and jointly and severally, on a senior unsecured basis, by: (a) all the existing and all future Canadian Restricted Subsidiaries and U.S. Restricted Subsidiaries of the Company; (b) Novelis do Brasil Ltda., Novelis UK Ltd., Novelis Europe Holdings Limited, Novelis Aluminium Holding Company, Novelis Deutschland GmbH, Novelis Switzerland SA, Novelis Technology AG, Novelis AG, Novelis PAE S.A.S., Novelis Luxembourg S.A., Novelis Madeira, Unipessoal, Lda and Novelis Services Limited; and (c) any other Restricted Subsidiaries of the Company that Guarantee Debt in the future under Credit Facilities, provided that the borrower of such Debt is the Company or a Canadian Restricted Subsidiary or a U.S. Restricted Subsidiary. See ‘‘— Certain Covenants — Future Subsidiary Guarantors.” Each Subsidiary Guarantor is “100% owned” by the Company within the meaning of Rule 3-10(h)(i) of Regulation S-X. Each Subsidiary Guarantor’s liability under its Subsidiary Guaranty is limited to the lesser of (i) the aggregate amount of the Company’s obligations under the Notes and the Indenture or (ii) the amount, if any, which would not have (1) rendered the Subsidiary Guarantor “insolvent” (as such term is defined in the Federal Bankruptcy Code and in the Debtor and Creditor Law of the State of New York) or (2) left it with unreasonably small capital at the time its Subsidiary Guaranty with respect to the Notes was entered into, after giving effect to the incurrence of existing Debt immediately before such time. The liability of each Subsidiary Guarantor under its Subsidiary Guaranty will also be subject to the limitations applicable under local law, including limitations related to insolvency, minimum capital requirements and fraudulent conveyances. For example, with respect to Novelis Deutschland GmbH, its liability under its Subsidiary Guaranty is limited to the extent that its net assets (Eigenkapital) may not fall below the amount of its stated share capital (Stammkapital) as a result of the enforcement of the Subsidiary Guaranty and that such an enforcement must not result in a breach of the prohibition of insolvency causing intervention (Verbot des existenzvernichtenden Eingriffs) by depriving Novelis Deutschland GmbH of the liquidity necessary to fulfill its financial liabilities to its creditors. With respect to the Subsidiary Guarantors organized under Swiss law, namely, Novelis AG, Novelis Switzerland S.A. and Novelis Technology AG, the liability of each such Subsidiary Guarantor under its Subsidiary Guaranty is limited to the maximum amount of its profits and reserves available for distribution.

The Subsidiary Guarantors currently generate most of the Company’s consolidated net sales and own most of its consolidated assets. The subsidiaries of the Company that are not Subsidiary Guarantors represented the following approximate percentages of (a) net sales, (b) EBITDA and (c) total assets of the Company, on an historical consolidated basis:

25%	of the Company’s consolidated net sales are represented by net sales to third parties by subsidiaries that are not Subsidiary Guarantors (for the six months ended September 30, 2009)
20%	of the Company’s consolidated EBITDA is represented by the subsidiaries that are not Subsidiary Guarantors (for the six months ended September 30, 2009)
15%	of the Company’s consolidated assets are owned by subsidiaries that are not Subsidiary Guarantors (as of September 30, 2009)

If the Company or a Subsidiary Guarantor, sells or otherwise disposes of either:

(1) its ownership interest in a Subsidiary Guarantor, or

(2) all or substantially all the assets of a Subsidiary Guarantor,

then the Subsidiary Guarantor so sold or disposed of will be released from all of its obligations under its Subsidiary Guaranty. In addition, if, consistent with the requirements of the Indenture, the Company redesignates a Subsidiary Guarantor as an Unrestricted Subsidiary, the redesignated Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guaranty. See ‘‘— Certain Covenants —

Designation of Restricted and Unrestricted Subsidiaries” and “— Merger, Consolidation and Sale of Property.” A Subsidiary Guarantor will also be released from all its obligations under its Subsidiary Guaranty in connection with any legal defeasance of the Notes or upon satisfaction and discharge of the Indenture.

Optional Redemption

Commencing August 15, 2012, the Company may, from time to time, redeem all or any portion of the Notes after giving the required notice under the Indenture at the redemption prices set forth below, plus accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for Notes redeemed during the periods set forth below, and are expressed as percentages of principal amount:

Period	Redemption Price

August 15, 2012 through February 14, 2013	108.625%
February 15, 2013 through February 14, 2014	105.750%
February 15, 2014 and thereafter	100.000%

At any time prior to August 15, 2012, the Company may, from time to time, redeem all or any portion of the Notes after giving the required notice under the Indenture at a redemption price equal to the greater of:

(a) 100% of the principal amount of the Notes to be redeemed, and

(b) the sum of the present values of (1) the redemption price of the Notes at August 15, 2012 (as set forth in the preceding paragraph) and (2) the remaining scheduled payments of interest from the redemption date through August 15, 2012, but excluding accrued and unpaid interest through the redemption date, discounted to the redemption date (assuming a 360 day year consisting of twelve 30 day months), at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Any notice to holders of Notes of such a redemption shall include the appropriate calculation of the redemption price, but need not include the redemption price itself. The actual redemption price, calculated as described above, shall be set forth in an Officers’ Certificate delivered to the Trustee no later than two business days prior to the redemption date unless clause (b) of the definition of “Comparable Treasury Price” is applicable, in which such Officer’s Certificate should be delivered on the redemption date.

In addition, at any time and from time to time prior to August 15, 2012, the Company may redeem up to a maximum of 35% of the original aggregate principal amount of the Notes (including any Additional Notes) with the proceeds of one or more Public Equity Offerings at a redemption price equal to 111.500% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 65% of the original aggregate principal amount of the Notes (including any Additional Notes) remains outstanding. Notice of any such redemption shall be made within 90 days of such Public Equity Offering and such redemption shall be effected upon not less than 30 nor more than 60 days’ prior notice.

Tax Redemption

The Company may, at its option, at any time redeem in whole but not in part the outstanding Notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) if it has become obligated to pay any Additional Amounts (as defined herein) in respect of the Notes as a result of:

(a) any change in or amendment to the laws (or regulations promulgated thereunder) of any Taxing Jurisdiction, or

(b) any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or is effective on or after the Issue Date.

See “— Additional Amounts.”

Additional Amounts

The Indenture provides that payments made by or on behalf of the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any Taxes imposed or levied by or on behalf of a Taxing Jurisdiction, unless the Company or any Subsidiary Guarantor is required by law to withhold or deduct Taxes from any payment made under or with respect to the Notes or by the interpretation or administration thereof. If, after the Issue Date, the Company or any Subsidiary Guarantor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, the Company or such Subsidiary Guarantor will pay to each holder of Notes that are outstanding on the date of the required payment, such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received by such holder (including the Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder of the Notes (an “Excluded holder”):

(a) with which the Company or such Subsidiary Guarantor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, or

(b) which is subject to such Taxes by reason of its being connected with the relevant Taxing Jurisdiction otherwise than by the mere acquisition, holding or disposition of the Notes or the Subsidiary Guaranty or the receipt of payments thereunder.

The Company and the Subsidiary Guarantors will also:

(a) make such withholding or deduction, and

(b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Company and the Subsidiary Guarantors will furnish to the Trustee, or cause to be furnished to the Trustee, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made by the Company or any such Subsidiary Guarantor or other evidence of such payment satisfactory to the Trustee. The Trustee shall make such evidence available upon the written request of any holder of the Notes that are outstanding on the date of any such withholding or deduction.

The Company and the Subsidiary Guarantors will indemnify and hold harmless each holder of Notes that are outstanding on the date of the required payment (other than an Excluded holder) and upon written request reimburse each such holder for the amount of:

(a) any Taxes so levied or imposed by or on behalf of a Taxing Jurisdiction and paid by such holder as a result of payments made under or with respect to the Notes and any liability (including penalties, interest and expense) arising therefrom or with respect thereto, and

(b) any Taxes (other than Taxes on such holder’s profits or net income) imposed with respect to any reimbursement under clause (a) above so that the net amount received by such holder after such reimbursement will not be less than the net amount such holder would have received if such reimbursement had not been imposed.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Company or any such Subsidiary Guarantor becomes obligated to pay Additional Amounts with respect to such payment, the Company or such Subsidiary Guarantor will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, and the amounts so payable and will set forth such other information as is necessary to enable the Trustee to pay such Additional Amounts to the holders of the Notes on the payment date. Whenever in the Indenture there is mentioned, in any context:

(a) the payment of principal (and premium, if any),

(b) purchase prices in connection with a repurchase of Notes,

(c) interest, or

(d) any other amount payable on or with respect to any of the Notes,

such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Sinking Fund

There will be no mandatory sinking fund payments for the Notes.

Change of Control Offer

Upon the occurrence of a Change of Control, the Company will be required to make an offer to each holder of Notes to repurchase all or any part (of $2,000 or any integral multiple of $1,000 in excess thereof) of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, the Company shall:

(a) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

(b) send, by first-class mail, with a copy to the Trustee, to each holder of Notes, at such holder’s address appearing in the Security Register, a notice stating:

(1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control Offer” and that all Notes timely tendered will be accepted for payment;

(2) the Change of Control Purchase Price and the repurchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

(3) the circumstances and relevant facts regarding the Change of Control (including, if applicable, information with respect to pro forma historical income, cash flow and capitalization after giving effect to the Change of Control); and

(4) the procedures that holders of Notes must follow in order to tender their Notes (or portions thereof) for payment, and the procedures that holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of such compliance.

Subject to compliance with the other covenants described in this prospectus, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of debt outstanding at such time or otherwise affect the Company’s liquidity, capital structure or credit ratings.

Holders of Notes may not be entitled to require us to purchase their notes in certain circumstances involving a significant change in the composition of our board of directors, including in connection with a proxy contest where our board of directors does not approve a dissident slate of directors but approves them as continuing directors, even if our board of directors initially opposed the directors.

The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” the Property of the Company and the Restricted Subsidiaries, considered as a whole. Although there is a body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if the Company and the Restricted Subsidiaries, considered as a whole, dispose of less than all this Property by any of the means described above, the ability of a holder of Notes to require the Company to repurchase its Notes may be uncertain. In such a case, holders of the Notes may not be able to resolve this uncertainty without resorting to legal action.

The Senior Secured Credit Facilities provide that certain of the events that would constitute a Change of Control would also constitute a default under the Senior Secured Credit Facilities and entitle the lenders under those facilities to require that such debt be repaid. Other future debt of the Company may prohibit certain events that would constitute a Change of Control or require such debt to be repurchased or repaid upon a Change of Control. Moreover, if holders of Notes exercise their right to require the Company to repurchase such Notes, the Company could be in breach of obligations under existing and future debt of the Company. Finally, the Company’s ability to pay cash to holders of Notes upon a repurchase may be limited by the Company’s then existing financial resources. The Company cannot assure you that sufficient funds will be available when necessary to make any required repurchases. The Company’s failure to repurchase Notes, as required following a Change of Control Offer, would result in a default under the Indenture. Such a default would, in turn, constitute a default under the Senior Secured Credit Facilities and other existing debt of the Company and may constitute a default under future debt as well. The Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of at least a majority in aggregate principal amount of the Notes. See “— Amendments and Waivers.”

Certain Covenants

Covenant Termination and Suspension.  The Indenture provides that the covenants set forth in this section will be applicable to the Company and its Restricted Subsidiaries unless the Company reaches Investment Grade Status. After the Company has reached Investment Grade Status, and notwithstanding that the Company may later cease to have an Investment Grade Rating from either or both of the Rating Agencies, the Company and the Restricted Subsidiaries will be under no obligation to comply with the covenants set forth in this section, except for the covenants described under the following headings:

•	the second paragraph under “— Limitation on Liens,”

•	the second paragraph under “— Limitation on Sale and Leaseback Transactions,”

•	“— Designation of Restricted and Unrestricted Subsidiaries” (other than clause (x) of the third paragraph (and such clause (x) as referred to in the first paragraph thereunder)),” and

•	“— Future Subsidiary Guarantors.”

The Company and the Subsidiary Guarantors will also, upon reaching Investment Grade Status, remain obligated to comply with the provisions described under “— Merger, Consolidation and Sale of Property” (other than clause (e) of the first and second paragraphs thereunder).

If, prior to the Company reaching Investment Grade Status, the Notes receive an Investment Grade Rating from one of the Rating Agencies and no Default or Event of Default has occurred and is continuing then, beginning on that day and continuing until the Investment Grade Rating assigned by that Rating Agency to the Notes subsequently decline as a result of which the Notes do not carry an Investment Grade Rating from at least one Rating Agency (such period being referred to as a “Suspension Period”), the covenants set forth in the Indenture, except for those specifically listed above, will be suspended and will not be applicable during that Suspension Period.

In the event that the Company and the Restricted Subsidiaries are not subject to the suspended covenants for any period of time as a result of the preceding paragraph and, subsequently, the Rating Agency withdraws its ratings or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will from such time and thereafter again be subject to the suspended covenants, and compliance with the suspended covenants with respect to Restricted Payments made after the time of such withdrawal, downgrade, Default or Event of Default will be calculated in accordance with the terms of the covenant described below under “— Limitation on Restricted Payments” as though such covenant had been in effect during the entire period of time from the Issue Date.

There can be no assurance that the Notes will ever achieve an Investment Grade Rating from one or both Ratings Agencies.

Limitation on Debt.  The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Debt unless, after giving effect to the application of the proceeds thereof, no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence and either:

(1) such Debt is Debt of the Company or a Subsidiary Guarantor and, after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, the Consolidated Interest Coverage Ratio would be greater than 2.00:1.00, or

(2) such Debt is Permitted Debt.

The term “Permitted Debt” is defined to include the following:

(a) (i) Debt of the Company evidenced by the old notes and the new notes issued in exchange for such old notes and in exchange for any Additional Notes and (ii) Debt of the Subsidiary Guarantors evidenced by Subsidiary Guaranties relating to the old notes and the new notes issued in exchange for such old notes and in exchange for any Additional Notes;

(b) Debt of the Company or a Restricted Subsidiary under Credit Facilities, provided that the aggregate principal amount of all such Debt under Credit Facilities at any one time outstanding shall not exceed $2.1 billion, which amount shall be permanently reduced by the amount of Net Available Cash used to Repay Debt under Credit Facilities and not subsequently reinvested in Additional Assets or used to purchase Notes or Repay other Debt, pursuant to the covenant described under “— Limitation on Asset Sales;”

(c) Debt of the Company or a Restricted Subsidiary in respect of Capital Lease Obligations and Purchase Money Debt, provided that:

(1) the aggregate principal amount of such Debt does not exceed the cost of construction, acquisition or improvement of the Property acquired, constructed or leased together with the reasonable costs of acquisition, and

(2) the aggregate principal amount of all Debt Incurred and then outstanding pursuant to this clause (c) (together with all Permitted Refinancing Debt Incurred and then outstanding in respect of Debt previously Incurred pursuant to this clause (c)) does not exceed 5% of Consolidated Net Tangible Assets;

(d) Debt of the Company owing to and held by any Wholly Owned Restricted Subsidiary and Debt of a Restricted Subsidiary owing to and held by the Company or any Wholly Owned Restricted Subsidiary; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such Wholly Owned Restricted Subsidiary ceasing to be a Wholly Owned Restricted Subsidiary or any subsequent transfer of any such Debt (except to the Company or a Wholly Owned Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Debt by the issuer thereof;

(e) Debt of a Restricted Subsidiary outstanding on the date on which such Restricted Subsidiary is acquired by the Company or otherwise becomes a Restricted Subsidiary (other than Debt Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Restricted Subsidiary became a Subsidiary of the Company or was otherwise acquired by the Company), provided that at the time such Restricted Subsidiary is acquired by the Company or otherwise becomes a Restricted Subsidiary and after giving effect to the Incurrence of such Debt, the Company would have been able to Incur $1.00 of additional Debt pursuant to clause (1) of the first paragraph of this covenant;

(f) Debt under Interest Rate Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting interest rate risk in the ordinary course of the financial management of the Company or such Restricted Subsidiary and not for speculative purposes, provided that the obligations under such agreements are directly related to payment obligations on Debt otherwise permitted by the terms of this covenant;

(g) Debt under Currency Exchange Protection Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting currency exchange rate risks directly related to transactions entered into by the Company or such Restricted Subsidiary in the ordinary course of business and not for speculative purposes;

(h) Debt under Commodity Price Protection Agreements entered into by the Company or a Restricted Subsidiary in the ordinary course of the financial management of the Company or such Restricted Subsidiary and not for speculative purposes;

(i) Debt in connection with one or more standby letters of credit or performance bonds issued by the Company or a Restricted Subsidiary in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

(j) Debt Incurred by a Securitization Entity in a Qualified Securitization Transaction that is not recourse to the Company or any Restricted Subsidiary (except for Standard Securitization Undertakings);

(k) Debt of the Company or a Restricted Subsidiary outstanding on the Issue Date not otherwise described in clauses (a) through (j) above (including in such clauses (a) through (j), but not limited to, any Debt Incurred under Credit Facilities prior to the Issue Date), other than Debt Incurred after February 3, 2005 pursuant to Section 4.09(2)(l) of the Existing Indenture;

(l) Debt of the Company or a Restricted Subsidiary in an aggregate principal amount outstanding at any one time not to exceed $150.0 million; and

(m) Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to clause (1) of the first paragraph of this covenant and clauses (a), (c) and (k) above.

Notwithstanding anything to the contrary contained in this covenant, accrual of interest, accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Debt, will be deemed not to be an Incurrence of Debt for purposes of this covenant.

For purposes of determining compliance with this covenant, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt described in clauses (a) through (m) above or is entitled to be incurred pursuant to clause (l) of the first paragraph of this covenant, the Company shall, in its sole discretion, classify (and may later reclassify in whole or in part, in its sole discretion) such item of Debt in any manner that complies with this covenant; provided, however, that any incurrence of Debt under Credit Facilities prior to the Issue Date shall be treated as having been incurred under clause (b) above.

Limitation on Restricted Payments.  The Company shall not make, and shall not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment,

(a) a Default or Event of Default shall have occurred and be continuing,

(b) the Company could not Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “— Limitation on Debt,” or

(c) the sum of the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made since February 3, 2005 (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value at the time of such Restricted Payment) would exceed an amount equal to the sum of:

(1) 50% of the aggregate amount of Consolidated Net Income accrued during the period (treated as one accounting period) from January 1, 2005 to the end of the most recent fiscal quarter for which financial statements have been provided (or if the aggregate amount of Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit), plus

(2) 100% of the Capital Stock Sale Proceeds, plus

(3) the sum of:

(A) the aggregate net cash proceeds received by the Company or any Restricted Subsidiary from the issuance or sale after February 3, 2005 of convertible or exchangeable Debt that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of the Company, and

(B) the aggregate amount by which Debt (other than Subordinated Debt) of the Company or any Restricted Subsidiary is reduced on the Company’s consolidated balance sheet on or after February 3, 2005 upon the conversion or exchange of any Debt issued or sold on or prior to February 3, 2005 that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company, excluding, in the case of clause (A) or (B):

(x) any such Debt issued or sold to the Company or a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees, and

(y) the aggregate amount of any cash or other Property distributed by the Company or any Restricted Subsidiary upon any such conversion or exchange, plus

(4) an amount equal to the sum of:

(A) the net reduction in Investments in any Person other than the Company or a Restricted Subsidiary resulting from dividends, repayments of loans or advances or other transfers of Property, in each case to the Company or any Restricted Subsidiary from such Person, and

(B) the portion (proportionate to the Company’s equity interest in such Unrestricted Subsidiary) of the Fair Market Value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary;

provided, however, that the foregoing sum shall not exceed, in the case of any Person, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person.

Notwithstanding the foregoing limitation, the Company may:

(a) pay dividends on its Capital Stock within 60 days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the Indenture; provided, however, that at the time of such payment of such dividend, no other Default or Event of Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(b) purchase, repurchase, redeem, legally defease, acquire or retire for value Capital Stock of the Company or Subordinated Debt in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees); provided, however, that

(1) such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments, and

(2) the Capital Stock Sale Proceeds from such exchange or sale shall be excluded from the calculation pursuant to clause (c)(2) above; and

(c) purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Debt in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided, however, that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments;

(d) repurchase shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from current or former officers, directors or employees of the Company or any of its Subsidiaries (or permitted transferees of such current or former officers, directors or employees); provided, however, that the aggregate amount of such repurchases shall not exceed $10.0 million in any calendar year and such repurchases shall be included in the calculation of the amount of Restricted Payments; and

(e) make other Restricted Payments in an aggregate amount after February 3, 2005 not to exceed $75.0 million.

Limitation on Liens.  Prior to the Notes achieving Investment Grade Status and during any period other than a Suspension Period (and during any period that this paragraph shall apply when there is no election by the Company pursuant to the following paragraph), the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the Notes or the applicable Subsidiary Guaranty will be secured by such Lien equally and ratably with (or, if such other Debt constitutes Subordinated Debt, prior to) all other Debt of the Company or any Restricted Subsidiary secured by such Lien for so long as such other Debt is secured by such Lien.

After the Notes achieve Investment Grade Status and during any Suspension Period, the Company may elect by written notice to the Trustee and the holders of the Notes to be subject to an alternative covenant with respect to “Limitation on Liens,” in lieu of the preceding paragraph. Under this alternative covenant, the Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien securing Debt (other than Permitted Liens pursuant to clauses (c) through (j) and (l) (but disregarding the reference to clause (b) therein) through (s) (each inclusive) of the definition of “Permitted Liens”) upon (1) any Principal Property of the Company or any Restricted Subsidiary, (2) any Capital Stock of a Restricted Subsidiary or (3) any Indebtedness of a Restricted Subsidiary owed to the Company or another Restricted Subsidiary, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with (or prior to) the obligations so secured until such time as such other obligations are no longer secured by such lien. Notwithstanding the foregoing, after the Notes achieve Investment Grade Status and during a Suspension Period, the Company and its Restricted Subsidiaries will be permitted to create, incur, assume or suffer to exist Liens, and renew, extend or replace such Liens, in each case without complying with the foregoing; provided that the aggregate amount of all Debt of the Company and its Restricted Subsidiaries outstanding at such time that is secured by these Liens (other than (1) Debt secured solely by Permitted Liens pursuant to clauses (c) through (j) and (l) (but disregarding the reference to clause (b) therein) through (s) (each inclusive) of the definition of “Permitted Liens,” (2) Debt that is secured equally and ratably with (or on a basis subordinated to) the Notes and (3) the Notes) plus the aggregate amount of all Attributable Debt of the Company and our Restricted Subsidiaries with respect to all Sale and Leaseback Transactions outstanding at such time (other than Sale and Leaseback Transactions permitted by the second paragraph under “— Limitation on Sale and Leaseback Transactions”), would not exceed the greater of 10% of Consolidated Net Tangible Assets, determined based on the consolidated balance sheet of the Company as of the end of the most recent fiscal quarter for which financial statements have been filed or furnished, and $400,000,000.

Limitation on Asset Sales.  The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(a) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

(b) at least 75% of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of any one or a combination of the following: (i) cash, Cash Equivalents or Additional Assets, (ii) the assumption by the purchasers of liabilities of the Company or any Restricted Subsidiary (other than contingent liabilities or liabilities that are by their terms subordinated to the Notes or the applicable Subsidiary Guaranty) as a result of which the Company and the Restricted Subsidiaries are no longer obligated with respect to such liabilities, or (iii) securities, notes or other obligations received by the Company or such Restricted Subsidiary to the extent such securities, notes or other obligations are converted by the Company or such Restricted Subsidiary into cash, Cash Equivalents or Additional Assets within 90 days of such Asset Sale;

(c) no Default or Event of Default would occur as a result of such Asset Sale; and

(d) the Company delivers an Officers’ Certificate to the Trustee certifying that such Asset Sale complies with the foregoing clauses (a) and (c).

The Net Available Cash (or any portion thereof, if any) from Asset Sales may be applied by the Company or a Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Debt):

(a) to Repay Senior Debt of the Company or any Subsidiary Guarantor or Debt of any Restricted Subsidiary that is not a Subsidiary Guarantor (excluding, in any such case, any Debt owed to the Company or an Affiliate of the Company); or

(b) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary).

Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 365 days from the date of the receipt of such Net Available Cash or that is not segregated from the general funds of the Company for investment in identified Additional Assets in respect of a project that shall have been commenced and for which binding contractual commitments have been entered into prior to the end of such 365-day period and that shall not have been completed or abandoned, shall constitute “Excess

Proceeds”; provided, however, that the amount of any Net Available Cash that ceases to be so segregated as contemplated above and any Net Available Cash that is segregated in respect of a project that is abandoned or completed shall also constitute “Excess Proceeds” at the time any such Net Available Cash ceases to be so segregated or at the time the relevant project is so abandoned or completed, as applicable; provided further, however, that the amount of any Net Available Cash that continues to be segregated for investment and that is not actually reinvested within twenty-four months from the date of the receipt of such Net Available Cash shall also constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will be required to make an offer to repurchase (the “Prepayment Offer”) the Notes, which offer shall be in the amount of the Allocable Excess Proceeds (rounded to the nearest $1,000), on a pro rata basis according to principal amount (of a minimum $2,000 or any integral multiple of $1,000 in excess thereof) at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of Notes have been given the opportunity to tender their Notes for repurchase in accordance with the Indenture, the Company or such Restricted Subsidiary may use such remaining amount for any purpose permitted by the Indenture, and the amount of Excess Proceeds will be reset to zero.

The term “Allocable Excess Proceeds” shall mean the product of:

(a) the Excess Proceeds; and

(b) a fraction,

(1) the numerator of which is the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer, and

(2) the denominator of which is the sum of the aggregate principal amount of the Notes outstanding on the date of the Prepayment Offer and the aggregate principal amount of other Debt of the Company outstanding on the date of the Prepayment Offer that is pari passu in right of payment with the Notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to this covenant and requiring the Company to make an offer to repurchase such Debt at substantially the same time as the Prepayment Offer.

Within five business days after the Company is obligated to make a Prepayment Offer as described in the preceding paragraph, the Company shall send a written notice, by first-class mail, to the holders of Notes, accompanied by such information regarding the Company and its Subsidiaries as the Company in good faith believes will enable such holders to make an informed decision with respect to such Prepayment Offer. Such notice shall state, among other things, the purchase price and the repurchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Limitation on Restrictions on Distributions from Restricted Subsidiaries.  The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist any consensual restriction on the right of any Restricted Subsidiary to:

(a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Debt or other obligation owed, to the Company or any other Restricted Subsidiary;

(b) make any loans or advances to the Company or any other Restricted Subsidiary; or

(c) transfer any of its Property to the Company or any other Restricted Subsidiary.

The foregoing limitations will not apply:

(1) to restrictions or encumbrances existing under or by reason of:

(A) agreements in effect on the Issue Date (including, without limitation, restrictions pursuant to the Notes, the Indenture, the Subsidiary Guaranties and the Senior Secured Credit Facilities), and any amendments, modifications, restatements, renewals, replacements, refundings, refinancings, increases or supplements of those agreements, provided that the encumbrances or restrictions contained in any such amendments, modifications, restatements, renewals, replacements, refundings, refinancings, increases or supplements taken as a whole, are not materially more restrictive than the encumbrances or restrictions contained in agreements to which they relate as in place on the date of the Indenture,

(B) Debt or Capital Stock of a Restricted Subsidiary existing at the time it became a Restricted Subsidiary or at the time it merges with or into the Company or a Restricted Subsidiary if such restriction was not created in connection with or in anticipation of the transaction or series of transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company, and any amendments, modifications, restatements, renewals, replacements, refundings, refinancings, increases or supplements of those instruments, provided that the encumbrances or restrictions contained in any such amendments, modifications, restatements, renewals, replacements, refundings, refinancings, increases or supplements, taken as a whole, are not materially more restrictive than the encumbrances or restrictions contained in instruments in effect on the date of acquisition,

(C) the Refinancing of Debt Incurred pursuant to an agreement referred to in clause (1)(A) or (B) above or in clause (2)(A) or (B) below, provided such restrictions are not materially less favorable, taken as a whole to the holders of Notes than those under the agreement evidencing the Debt so Refinanced,

(D) any applicable law, rule, regulation or order,

(E) Permitted Refinancing Debt, provided that the restrictions contained in the agreements governing such Permitted Refinancing Debt, taken as a whole, are not materially more restrictive than those contained in the agreements governing the Debt being refinanced,

(F) Liens securing obligations otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Limitation on Liens” or below under the caption “— Limitation on Sale and Leaseback Transactions” that limit the right of the debtor to dispose of the assets subject to such Liens,

(G) customary provisions limiting or prohibiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, Sale and Leaseback Transactions, stock sale agreements and other similar agreements entered into in the ordinary course of business, which limitation or prohibition is applicable only to the assets that are the subject of such agreements,

(H) restrictions on cash or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business, or

(I) arising under Debt or other contractual requirements of a Securitization Entity in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Entity, and

(2) with respect to clause (c) only, to restrictions or encumbrances:

(A) relating to Debt that is permitted to be Incurred and secured without also securing the Notes or the applicable Subsidiary Guaranty pursuant to the covenants described under

“— Limitation on Debt” and “— Limitation on Liens” that limit the right of the debtor to dispose of the Property securing such Debt,

(B) encumbering Property at the time such Property was acquired by the Company or any Restricted Subsidiary, so long as such restrictions relate solely to the Property so acquired and were not created in connection with or in anticipation of such acquisition,

(C) resulting from customary provisions restricting subletting or assignment of leases or customary provisions in other agreements that restrict assignment of such agreements or rights thereunder,

(D) customary restrictions contained in any asset purchase, stock purchase, merger or other similar agreement, pending the closing of the transaction contemplated thereby, or

(E) customary restrictions contained in joint venture agreements entered into in the ordinary course of business in good faith.

Limitation on Transactions with Affiliates.  The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”), unless:

(a) the terms of such Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Company;

(b) if such Affiliate Transaction involves aggregate payments or value in excess of $20.0 million, the Board of Directors approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clause (a) of this paragraph as evidenced by a Board Resolution promptly delivered to the Trustee; and

(c) if such Affiliate Transaction involves aggregate payments or value in excess of $50.0 million (1) the Board of Directors (including at least a majority of the disinterested members of the Board of Directors) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clause (a) of this paragraph as evidenced by a Board Resolution promptly delivered to the Trustee, or (2) the Company obtains a written opinion from an Independent Financial Advisor to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Company and the Restricted Subsidiaries.

Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary may enter into or suffer to exist the following, which shall not be deemed to be Affiliate Transactions and therefore will not be subject to the provisions of clauses (a), (b) and (c) above of this covenant:

(a) any transaction or series of transactions between the Company and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries in the ordinary course of business, provided that no more than 10% of the total voting power of the Voting Stock (on a fully diluted basis) of any such Restricted Subsidiary is owned by an Affiliate of the Company (other than a Restricted Subsidiary);

(b) any Restricted Payment permitted to be made pursuant to the covenant described under “— Limitation on Restricted Payments” or any Permitted Investment;

(c) any employment, compensation, benefit or indemnification agreement or arrangement (and any payments or other transactions pursuant thereto) entered into by the Company or any Restricted Subsidiary in the ordinary course of business (or that is otherwise reasonable as determined in good faith by the board of directors of the Company or the Restricted Subsidiary, as the case may be) with an officer, employee, consultant or director and any transactions pursuant to stock option plans, stock ownership plans and employee benefit plans or arrangements;

(d) loans and advances to employees made in the ordinary course of business other than any loans or advances that would be in violation of Section 402 of the Sarbanes-Oxley Act; provided that the Dollar Equivalent of the aggregate principal amount of such loans and advances do not exceed $15.0 million in the aggregate at any time outstanding;

(e) any transactions between or among any of the Company, any Restricted Subsidiary and any Securitization Entity in connection with a Qualified Securitization Transaction, in each case provided that such transactions are not otherwise prohibited by terms of the Indenture;

(f) agreements in effect on the Issue Date and any amendments, modifications, extensions or renewals thereto that are no less favorable to the Company or any Restricted Subsidiary than such agreements as in effect on the Issue Date;

(g) transactions with a Person that is an Affiliate of the Company solely because the Company or a Restricted Subsidiary owns Capital Stock of and/or controls, such Person;

(h) payment of fees and expenses to directors who are not otherwise employees of the Company or a Restricted Subsidiary, for services provided in such capacity, so long as the Board of Directors or a duly authorized committee thereof shall have approved the terms thereof;

(i) the granting and performance of registration rights for shares of Capital Stock of the Company under a written registration rights agreement approved by the Company’s Board of Directors as a duly authorized committee thereof; and

(j) transactions with Affiliates solely in their capacity as holders of Debt or Capital Stock of the Company or any of its Subsidiaries, provided that a significant amount of the Debt or Capital Stock of the same class is also held by persons that are not Affiliates of the Company and those Affiliates are treated no more favorably than holders of the Debt or Capital Stock generally.

Limitation on Sale and Leaseback Transactions.  Prior to the Notes achieving Investment Grade Status and during any period other than a Suspension Period, the Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Property unless:

(a) the Company or such Restricted Subsidiary would be entitled to:

(1) Incur Debt in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to the covenant described under “— Limitation on Debt,” and

(2) create a Lien on such Property securing such Attributable Debt without also securing the Notes or the applicable Subsidiary Guaranty pursuant to the covenant described under “— Limitation on Liens,” and

(b) such Sale and Leaseback Transaction is effected in compliance with the covenant described under “— Limitation on Asset Sales.”

After the Notes achieve Investment Grade Status or during any Suspension Period, the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction involving any Principal Property, except for any Sale and Leaseback Transaction involving a lease not exceeding three years unless:

(1) the Company or that Restricted Subsidiary, as applicable, would at the time of entering into the transaction be entitled to incur Debt secured by a Lien on that Principal Property in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the Notes; or

(2) an amount equal to the net cash proceeds of the Sale and Leaseback Transaction is applied within 180 days to:

(a) the voluntary retirement or prepayment of any Debt of the Company or any Restricted Subsidiary maturing more than one year after the date incurred, and which is senior to or pari passu in right of payment with the Notes, or

(b) the purchase of other property that will constitute Principal Property having a value (as determined in good faith by the Board of Directors) in an amount at least equal to the net cash proceeds of the Sale and Leaseback Transaction; or

(3) within the 180-day period specified in clause (2) above, the Company or that Restricted Subsidiary, as applicable, deliver to the trustee for cancellation Notes in an aggregate principal amount at least equal to the net proceeds of the Sale and Leaseback Transaction.

Notwithstanding the foregoing, after the Notes achieve Investment Grade Status or during any Suspension Period, the Company and any Restricted Subsidiary may enter into Sale and Leaseback Transactions that would not otherwise be permitted under the limitations described in the preceding paragraph, provided that the sum of the aggregate amount of all Debt of the Company and its Restricted Subsidiaries that is secured by Liens (other than (1) Debt secured solely by Permitted Liens pursuant to clauses (c) through (j) and (l) (but disregarding the reference to clause (b) therein) through (s) of the definition of “Permitted Liens,” (2) Debt that is secured equally and ratably with (or on a basis subordinated to) the Notes and (3) the Notes) and the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries with respect to all Sale and Leaseback Transactions outstanding at such time (other than Sale and Leaseback Transactions permitted by the preceding paragraph) would not exceed 10% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries.

Designation of Restricted and Unrestricted Subsidiaries.  The Board of Directors may designate any Subsidiary of the Company to be an Unrestricted Subsidiary if:

(a) the Subsidiary to be so designated does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, the Company or any other Restricted Subsidiary; and

(b) either:

(1) the Subsidiary to be so designated has total assets of $1,000 or less, or

(2) such designation is effective immediately upon such entity becoming a Subsidiary of the Company, or

(3) the Investment by the Company or another Restricted Subsidiary in such Subsidiary is treated as a Restricted Payment under the covenant described under “— Limitation on Restricted Payments” and such Restricted Payment is permitted under such covenant at the time such Investment is made.

Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in clauses (x) and (y) of the second immediately following paragraph will not be satisfied after giving pro forma effect to such classification or if such Person is a Subsidiary of an Unrestricted Subsidiary.

Except as provided in the preceding paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary, and neither the Company nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary). Upon designation of a Restricted Subsidiary as an Unrestricted Subsidiary in compliance with this covenant, such Restricted Subsidiary shall, by execution and delivery of a supplemental indenture in form satisfactory to the Trustee, be released from any Subsidiary Guaranty previously made by such Restricted Subsidiary.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation,

(x) the Company could Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “— Limitation on Debt,” and

(y) no Default or Event of Default shall have occurred and be continuing or would result therefrom.

Any such designation or redesignation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a Board Resolution giving effect to such designation or redesignation and an Officers’ Certificate that:

(a) certifies that such designation or redesignation complies with the foregoing provisions, and

(b) gives the effective date of such designation or redesignation,

such filing with the Trustee to occur within 45 days after the end of the fiscal quarter of the Company in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of the Company’s fiscal year, within 90 days after the end of such fiscal year).

Future Subsidiary Guarantors.  The Company shall cause each Person that becomes (a) a Canadian Restricted Subsidiary or U.S. Restricted Subsidiary or (b) a Restricted Subsidiary that Guarantees Debt in the future under Credit Facilities, provided that the borrower of such Debt is the Company or a Canadian Restricted Subsidiary or U.S. Restricted Subsidiary, in each case following the Issue Date, to execute and deliver to the Trustee a Subsidiary Guaranty at the time such Person becomes a Canadian Restricted Subsidiary or U.S. Restricted Subsidiary or otherwise becomes obligated to become a Subsidiary Guarantor under the Indenture.

Merger, Consolidation and Sale of Property

The Company shall not merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

(a) the Company shall be the Surviving Person in such merger, consolidation or amalgamation, or the Surviving Person (if other than the Company) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States, any State thereof, the District of Columbia, Canada or any province or territory of Canada;

(b) the Surviving Person (if other than the Company) expressly assumes, by supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company;

(c) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of the Company, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

(d) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (d) and clause (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(e) except in the case of a transaction constituting a Permitted Holdings Amalgamation under the Senior Secured Credit Facilities, immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Company or the Surviving Person, as the case may be, would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described under “— Certain Covenants — Limitation on Debt;”

(f) the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction or series of transactions and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction or series of transactions have been satisfied;

(g) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such transaction or series of transactions and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would be the case if the transaction or series of transactions had not occurred; and

(h) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes as a result of such transaction or series of transactions and will be subject to Canadian federal, provincial or territorial income taxes (including withholding taxes) on the same amounts, in the same manner and at the same times as would be the case if such transaction or series of transactions had not occurred.

The Company shall not permit any Subsidiary Guarantor to merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into the Company or such Subsidiary Guarantor) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

(a) the Surviving Person (if other than such Subsidiary Guarantor) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation, company (including a limited liability company) or partnership organized and existing under the laws of the United States, any State thereof, the District of Columbia or Canada or any province or territory of Canada;

(b) the Surviving Person (if other than such Subsidiary Guarantor) expressly assumes, by supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual performance and observance of all the obligations of such Subsidiary Guarantor under its Subsidiary Guaranty;

(c) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of such Subsidiary Guarantor, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

(d) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (d) and clause (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person, the Company or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person, the Company or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(e) immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Company would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described under “— Certain Covenants — Limitation on Debt;”

(f) the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such transaction or series of transactions and such Subsidiary Guaranty, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction or series of transactions have been satisfied;

(g) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such transaction or series of transactions and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would be the case if such transaction or series of transactions had not occurred; and

(h) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes as a result of such transaction or series of transactions and will be subject to Canadian federal, provincial or territorial income taxes (including withholding taxes) on the same amounts, in the same manner and at the same times as would be the case if such transaction or series of transactions had not occurred.

The foregoing provisions of this paragraph (other than clause (d)) shall not apply to any transaction or series of transactions which constitute an Asset Sale if the Company has complied with the covenant described under “— Certain Covenants — Limitation on Asset Sales.”

The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture (or of the Subsidiary Guarantor under the Subsidiary Guaranty, as the case may be), but the predecessor Company in the case of:

(a) a sale, transfer, assignment, conveyance or other disposition (unless such sale, transfer, assignment, conveyance or other disposition is of all the assets of the Company as an entirety or virtually as an entirety), or

(b) a lease,

shall not be released from any of the obligations or covenants under the Indenture, including with respect to the payment of the Notes.

Payments for Consents

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SEC Reports

The Company shall provide the Trustee and holders of Notes, within 15 days after it files with, or furnishes to, the SEC, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or is required to furnish to the SEC pursuant to the Indenture. Regardless of whether the Company is required to report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Company to continue to file with, or furnish to, the SEC and provide the Trustee and holders of Notes:

(a) within 90 days after the end of each fiscal year (or such shorter period as the SEC may in the future prescribe), an annual report containing substantially the same information required to be contained in Form 10-K or Form 20-F (or any successor form) that would be required if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; and

(b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such shorter period as the SEC may in the future prescribe), a quarterly report containing substantially the same information required to be contained in Form 10-Q (or any successor form) that would be required if the Company were organized in the United States and subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, provided, however, that the Company shall not be so obligated to file any of the foregoing reports with the SEC if the SEC does not permit such filings.

Events of Default

Events of Default in respect of the Notes include:

(1) failure to make the payment of any interest (including Additional Amounts) or Special Interest, if any, on the Notes when the same becomes due and payable, and such failure continues for a period of 30 days;

(2) failure to make the payment of any principal of, or premium, if any, on, any of the Notes when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

(3) failure to comply with the covenant described under “— Merger, Consolidation and Sale of Property;”

(4) failure to comply with any other covenant or agreement in the Notes or in the Indenture (other than a failure that is the subject of the foregoing clause (1), (2) or (3)), and such failure continues for 60 days after written notice is given to the Company as provided below;

(5) a default under any Debt by the Company or any Restricted Subsidiary that results in acceleration of the maturity of such Debt, or failure to pay any such Debt at maturity, in an aggregate amount greater than $50.0 million (the “cross acceleration provisions”);

(6) any judgment or judgments for the payment of money in an aggregate amount in excess of $50.0 million that shall be rendered against the Company or any Restricted Subsidiary and that shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect (the “judgment default provisions”);

(7) certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the “bankruptcy provisions”);

(8) any Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guaranty) or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty (the “guaranty provisions”); and

(9) any security interest securing the Notes or any Subsidiary Guaranty that may be granted after the Issue Date pursuant to the terms of the Indenture shall, at any time, (A) cease to be in full force and effect for any reason other than in accordance with its terms or the satisfaction in full of all obligations under the Indenture and discharge of the Indenture or (B) be declared invalid or unenforceable or the Company or any Subsidiary Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable (the security default provisions).

A Default under clause (4) is not an Event of Default until the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”

The Company shall deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon an Officer becoming aware of any Default or Event of Default, the Company shall deliver to the Trustee, within 10 days of becoming so aware, written notice in the form of an Officers’ Certificate specifying such Default or Event of Default, its status, and the action the Company proposes to take with respect thereto.

If an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to the Company) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount of all the Notes then outstanding, plus accrued and unpaid interest, including Special Interest, if any to the date of acceleration. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company shall occur, such amount with respect to all the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of at least a majority in aggregate principal amount of the Notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of at least a majority in aggregate principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes. The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default: (a) in the payment of the principal or, premium, if any, or interest, including Special Interest, if any, and (b) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note affected thereby.

No holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

(a) such holder has previously given to the Trustee written notice of a continuing Event of Default;

(b) the registered holders of at least 25% in aggregate principal amount of the Notes then outstanding have made a written request and offered reasonable indemnity to the Trustee to institute such proceeding as trustee; and

(c) the Trustee shall not have received from the registered holders of at least a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of, and premium, if any, or interest, including Special Interest, if any, on, such Note on or after the respective due dates expressed in such Note.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder or member of the Company or any Subsidiary or Affiliate of the Company, as such, will have any liability for any obligations under the Notes, the Indenture, the Subsidiary Guaranties, the registration rights agreement, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Amendments and Waivers

Subject to certain exceptions, the Company and the Trustee with the consent of the registered holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) may amend the Indenture and the Notes, and the registered holders of at least a majority in aggregate principal amount of the Notes outstanding may waive any past default or compliance with any provisions of the Indenture and the Notes (except a default in the payment of principal, premium, interest, including Special Interest, if any, and certain covenants and provisions of the Indenture which cannot be amended without the consent of each holder of an outstanding Note). However, without the consent of each holder of an outstanding Note, no amendment may, among other things,

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the rate of, or extend the time for payment of, interest, including Special Interest, if any, on, any Note;

(3) reduce the principal of, or extend the Stated Maturity of, any Note, or alter the provisions with respect to the redemption of the Notes;

(4) make any Note payable in money other than that stated in the Note;

(5) impair the right of any holder of the Notes to receive payment of principal of, premium, if any, and interest, including Special Interest, if any, on, such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes or any Subsidiary Guaranty;

(6) waive a Default or Event of Default in the payment of principal of, premium, if any, and interest, including Special Interest, if any, on such Notes (except a rescission of acceleration of such Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(7) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of such Notes to receive payments of principal of, or interest or premium or Special Interest, if any, on such Notes;

(8) subordinate the Notes or any Subsidiary Guaranty to any other obligation of the Company or the applicable Subsidiary Guarantor;

(9) release any security interest that may have been granted in favor of the holders of the Notes other than pursuant to the terms of such security interest;

(10) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed, as described under “— Optional Redemption” and “— Additional Amounts;”

(11) reduce the premium payable upon a Change of Control or, at any time after a Change of Control has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the Notes must be repurchased pursuant to such Change of Control Offer;

(12) at any time after the Company is obligated to make a Prepayment Offer with the Excess Proceeds from Asset Sales, change the time at which such Prepayment Offer must be made or at which the Notes must be repurchased pursuant thereto;

(13) amend or modify the provisions described under “— Additional Amounts;”

(14) make any change in any Subsidiary Guaranty, that would adversely affect the holders of the Notes; or

(15) make any change in the preceding amendment and waiver provisions.

The Indenture and the Notes may be amended by the Company and the Trustee without the consent of any holder of the Notes to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a Surviving Person of the obligations of the Company under the Indenture, provided, that the Company delivers to the Trustee:

(A) an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such assumption by a successor corporation and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would be the case if such assumption had not occurred, and

(B) an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes as a result of such assumption by a successor corporation and will be subject to Canadian federal, provincial or territorial income taxes (including withholding taxes) on the same amounts, in the same manner and at the same times as would be the case if such assumption had not occurred;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) add additional Guarantees with respect to the Notes or release Subsidiary Guarantors from Subsidiary Guaranties as provided or permitted by the terms of the Indenture;

(5) secure the Notes, add to the covenants of the Company for the benefit of the holders of the Notes or surrender any right or power conferred upon the Company;

(6) make any change that does not adversely affect the rights of any holder of the Notes;

(7) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(8) evidence or provide for a successor Trustee; or

(9) provide for the issuance of Additional Notes in accordance with the Indenture.

The consent of the holders of the Notes is not necessary to approve the particular form of any proposed amendment, supplement or waiver. It is sufficient if such consent approves the substance of the proposed amendment, supplement or waiver. After an amendment, supplement or waiver becomes effective, the Company is required to mail to each registered holder of the Notes at such holder’s address appearing in the Security Register a notice briefly describing such amendment, supplement or waiver. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment, supplement or waiver.

Defeasance

The Company may, at its option and at any time, terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes and to pay Additional Amounts, if any. The Company at any time also may terminate:

(1) its obligations under the covenants described under “— Change of Control Offer” and “— Certain Covenants,”

(2) the operation of the cross acceleration provisions, the judgment default provisions, the bankruptcy provisions with respect to Significant Subsidiaries and the guaranty provisions, in each case described under “— Events of Default” above, and

(3) the limitations contained in clause (e) under the first paragraph of, and in the second paragraph of, “— Merger, Consolidation and Sale of Property” above (“covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4) (with respect to the covenants described under “— Certain Covenants”), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “— Events of Default” above or because of the failure of the Company to comply with clause (e) under the first paragraph of, or with the second paragraph of, “— Merger, Consolidation and Sale of Property” above. If the Company exercises its legal defeasance option or its covenant defeasance option, any collateral then securing the Notes will be released and each Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guaranty.

The legal defeasance option or the covenant defeasance option may be exercised only if:

(a) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal of, premium, if any, and interest, including Special Interest, if any, on the Notes to maturity or redemption, as the case may be;

(b) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent certified public accountants expressing their opinion that the payments of principal, premium, if any, and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal, premium, if any, and interest when due on all the Notes to be defeased to maturity or redemption, as the case may be;

(c) 90 days pass after the deposit is made, and during the 90-day period, no Default described in clause (7) under “— Events of Default” occurs with respect to the Company or any other Person making such deposit which is continuing at the end of the period;

(d) no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

(e) such deposit does not constitute a default under any other agreement or instrument binding on the Company;

(f) the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(g) in the case of the legal defeasance option, the Company delivers to the Trustee an Opinion of Counsel stating that:

(1) the Company has received from the Internal Revenue Service a ruling, or

(2) since the date of the Indenture there has been a change in the applicable Federal income tax law, to the effect, in either case, that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same time as would be the case if such defeasance has not occurred;

(h) in the case of the covenant defeasance option, the Company delivers to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to

U.S. Federal income tax on the same amounts, in the same manner and at the same times as would be the case if such covenant defeasance had not occurred;

(i) the Company delivers to the Trustee an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial tax purposes as a result of such deposit and defeasance and will be subject to Canadian federal, provincial or territorial taxes (including withholding taxes) on the same amounts, in the same manner and at the same times as would be the case if such deposit and defeasance had not occurred; and

(j) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with as required by the Indenture.

Satisfaction and Discharge

The Company may discharge the Indenture such that it will cease to be of further effect, except as to surviving rights of registration of transfer or exchange of the Notes, as to all outstanding Notes when:

(1) either

(a) all the Notes previously authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has previously been deposited in trust or segregated and held in trust by the Company and is thereafter repaid to the Company or discharged from the trust) have been delivered to the Trustee for cancellation; or

(b) all Notes not previously delivered to the Trustee for cancellation

(A) have become due and payable, or

(B) will become due and payable at their maturity within one year, or

(C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of a redemption by the Trustee, and in the case of (A), (B) or (C), the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, U.S. Government Obligations, or a combination of such cash and U.S. Government Obligations, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Debt on the Notes not previously delivered to the Trustee for cancellation or redemption, for principal, premium, if any, and interest and Special Interest, if any, on the Notes to the date of deposit, in the case of Notes that have become due and payable, or to the Stated Maturity or redemption date, as the case may be;

(2) the Company has paid or caused to be paid all other sums payable by it under the Indenture; and

(3) if required by the Trustee, the Company delivers to the Trustee an Officers’ Certificate and Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been satisfied.

Foreign Currency Equivalents

For purposes of determining compliance with any U.S. dollar-denominated restriction or amount, the U.S. dollar equivalent principal amount of any amount denominated in a foreign currency will be the Dollar Equivalent calculated on the date the Debt was incurred or other transaction was entered into, or first committed, in the case of revolving credit debt, provided that if any Permitted Refinancing Debt is incurred to refinance Debt denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated on the date of such refinancing, such U.S. dollar-denominated restriction will be deemed not have been exceeded so long as the principal amount of such Permitted Refinancing Debt does not exceed the principal amount of such Debt being refinanced.

Notwithstanding any other provision in the Indenture, no restriction or amount will be exceeded solely as a result of fluctuations in the exchange rate of currencies.

Consent to Jurisdiction and Service of Process

The Company will irrevocably appoint Corporation Service Company as its agent for service of process in any suit, action or proceeding with respect to the Indenture or the Notes brought in any Federal or state court located in New York City and that each of the parties submits to the jurisdiction thereof.

Enforceability of Judgments

Since most of the Company’s assets are located outside the United States, any judgment obtained in the United States against it, including judgments with respect to the payment of any principal, premium, interest, including Special Interest, and Additional Amounts may not be collectible within United States.

The laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) for the enforcement of the Indenture or the Notes. An Ontario Court would give a judgment based upon a final and conclusive in personam judgment of any federal or state court located in the City of New York (a “New York Court”) for a sum certain, obtained against the Company with respect to a claim arising out of the Indenture or the Notes (a “New York Judgment”), without reconsideration of the merits, (A) provided that, (i) an action to enforce the New York Judgment must be commenced in the Ontario Court within any applicable limitation period; (ii) the Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment; (iii) the Ontario Court will render judgment only in Canadian dollars; and (iv) an action in the Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally; and (B) subject to the following defenses, (w) the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (x) the New York Judgment is for a claim which under Ontario Law would be characterized as based on a foreign revenue, expropriatory, penal law; (y) the New York Judgment is contrary to Ontario public policy; and (z) the New York Judgment has been satisfied or is void or voidable under the internal laws of that foreign jurisdiction.

In addition, under the Currency Act (Canada), a Canadian Court may only render judgment for a sum of money in Canadian currency, and in enforcing a foreign judgment for a sum of money in a foreign currency, a Canadian court will render its decisions in the Canadian currency equivalent of such foreign currency, calculated at the rate of exchange prevailing on the date the judgment became enforceable at the place where it was rendered.

Governing Law

The Indenture and the Notes are governed by the laws of the State of New York.

The Trustee

The Bank of New York Mellon Trust Company, N.A. is the Trustee under the Indenture.

Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

“Additional Assets” means:

(a) any Property (other than cash, Cash Equivalents and securities) to be owned by the Company or any Restricted Subsidiary and used in a Related Business; or

(b) Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary from any Person other than the Company or an Affiliate of the Company; provided, however, that, in the case of clause (b), such Restricted Subsidiary is primarily engaged in a Related Business.

“Affiliate” of any specified Person means:

(a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or

(b) any other Person who is a director or officer of:

(1) such specified Person,

(2) any Subsidiary of such specified Person, or

(3) any Person described in clause (a) above.

For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “— Certain Covenants — Limitation on Transactions with Affiliates” and “— Limitation on Asset Sales” and the definition of “Additional Assets” only, “Affiliate” shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Alternative Currency” means any lawful currency other than U.S. dollars that is freely transferable into U.S. dollars.

“Approved Member States” means Belgium, France, Germany, Italy, Luxembourg, The Netherlands, Spain, Sweden and the United Kingdom.

“Asset Sale” means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of the following:

(a) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares), or

(b) any other Property of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary,

other than, in the case of clause (a) or (b) above:

(1) any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary,

(2) any disposition that constitutes a Permitted Investment or Restricted Payment permitted by the covenant described under “— Certain Covenants — Limitation on Restricted Payments,”

(3) any disposition effected in compliance with the first or second paragraph of the covenant described under “— Merger, Consolidation and Sale of Property”),

(4) any sale of accounts receivable and related assets (including contract rights) of the type specified in the definition of “Qualified Securitization Transaction” to or by a Securitization Entity for the fair market value thereof,

(5) any sale of assets pursuant to a Sale and Leaseback Transaction, provided that neither the Company nor any Restricted Subsidiary shall, nor shall they permit any of their respective Subsidiaries to, become or remain liable as lessee or guarantor or other surety with respect to any operating lease, unless the aggregate amount of all rents paid or accrued under all such operating leases does not exceed $25.0 million in any fiscal year;

(6) any sale or disposition of cash or Cash Equivalents;

(7) the granting of Liens not prohibited by the Indenture; and

(8) any disposition in a single transaction or a series of related transactions of assets for aggregate consideration of less than $10.0 million.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at any date of determination,

(a) if such Sale and Leaseback Transaction is a Capital Lease Obligation, the amount of Debt represented thereby according to the definition of “Capital Lease Obligations,” and

(b) in all other instances, the greater of:

(1) the Fair Market Value of the Property subject to such Sale and Leaseback Transaction, and

(2) the present value (discounted at the interest rate borne by the Senior Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

(a) the sum of the product of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (b) the sum of all such payments.

“Board of Directors” means the board of directors of the Company.

“Board Resolution” of a Person means a copy of a resolution certified by the secretary or an assistant secretary (or individual performing comparable duties) of the applicable Person to have been duly adopted by the board of directors of such Person and to be in full force and effect on the date of such certification.

“Canadian Restricted Subsidiary” means any Restricted Subsidiary that is organized under the laws of Canada or any province thereof.

“Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of “— Certain Covenants — Limitation on Liens,” a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

“Capital Stock” means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

“Capital Stock Equivalents” means all securities convertible into or exchangeable for Capital Stock and all warrants, options or other rights to purchase or subscribe for any Capital Stock, whether or not presently convertible, exchangeable or exercisable.

“Capital Stock Sale Proceeds” means the aggregate cash proceeds received by the Company from the issuance or sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees) by the Company of its Capital Stock (other than Disqualified Stock) after February 3, 2005, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance or sale and net of Taxes paid or payable as a result thereof.

“Cash Equivalents” means any of the following:

(a) securities issued or fully guaranteed or insured by the federal government of the United States, Canada, Switzerland, any Approved Member State or any agency of the foregoing maturing within 365 days of the date of acquisition thereof;

(b) time deposit accounts, certificates of deposit, eurocurrency time deposits, overnight bank deposits, money market deposits and bankers’ acceptances maturing within 365 days of the date of acquisition thereof and issued by a bank or trust company organized under the laws of Canada or any province thereof, the United States, any state thereof, the District of Columbia, any non-U.S. bank, or its branches or agencies (fully protected against currency fluctuations) that, at the time of acquisition, is rated at least “A-1” by S&P or “P-1” by Moody’s (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)) or the “R-1” category by the Dominion Bond Rating Service Limited and has capital, surplus and undivided profits aggregating in excess of $500 million;

(c) shares of any money market fund that (i) has at least 95% of its assets invested continuously in the types of investments referred to in clauses (a) and (b) above, (ii) has net assets that exceed $500 million and (iii) is rated at least “A-1” by S&P or “P-1” by Moody’s;

(d) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) entered into with:

(1) a bank meeting the qualifications described in clause (b) above, or

(2) any primary government securities dealer reporting to the Market Reports Division of the Federal Reserve Bank of New York;

(e) commercial paper issued by a corporation (other than an Affiliate of the Company) with a rating at the time as of which any Investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)) or in the “R-1” category by the Dominion Bond Rating Service Limited; and

(f) direct obligations (or certificates representing an ownership interest in such obligations) of any state of the United States or the District of Columbia or any political subdivision or instrumentality thereof (including any agency or instrumentality thereof) or any province of Canada (including any agency or instrumentality thereof) for the payment of which the full faith and credit of such state or province is pledged and maturing within 365 days of the date of acquisition thereof, provided that the long-term debt of such state, province or political subdivision is rated, in the case of a state of the United States, one of the two highest ratings from Moody’s or S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)), or the “R-1” category by the Dominion Bond Rating Service Limited;

provided, however, that, to the extent any cash is generated through operations in a jurisdiction outside of the United States, Canada, Switzerland or an Approved Member State, such cash may be retained and invested in obligations of the type described in clauses (a), (b) and (e) of this definition to the extent that such obligations have a credit rating equal to the sovereign rating of such jurisdiction.

“Change of Control” means the occurrence of any of the following events:

(a) any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act or any successor of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than a Permitted Holder, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the total voting power of the Voting Stock of the Company (for purposes of this clause (a), such person or group shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the “parent corporation”) so long as such person or group beneficially owns, directly or indirectly, in the aggregate at least a majority of the total voting power of the Voting Stock of such parent corporation); or

(b) the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the Property of the Company and the Restricted Subsidiaries, considered as a whole (other than a disposition of such Property as an entirety or virtually as an entirety to a Wholly Owned Restricted Subsidiary), shall have occurred, or the Company merges, consolidates or amalgamates with or into any other Person or any other Person merges, consolidates or amalgamates with or into the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where:

(1) the outstanding Voting Stock of the Company is reclassified into or exchanged for other Voting Stock of the Company or for Voting Stock of the Surviving Person, and

(2) the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the Company or the Surviving Person immediately after such transaction; or

(c) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of not less than three-fourths of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors then in office; or

(d) the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Price Protection Agreement” means, in respect of a Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.

“Comparable Treasury Issue” means the U.S. treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

“Comparable Treasury Price” means, with respect to any redemption date:

(a) the average of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the most recently published statistical release designated “H.15(519)” (or any successor release) published by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” or

(b) if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for such redemption date.

“Consolidated Current Liabilities” means, as of any date of determination, the aggregate amount of liabilities of the Company and its consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after eliminating:

(a) all intercompany items between the Company and any Restricted Subsidiary or between Restricted Subsidiaries, and

(b) all current maturities of long-term Debt.

“Consolidated Interest Coverage Ratio” means, as of any date of determination, the ratio of:

(a) the aggregate amount of EBITDA for the most recent four consecutive fiscal quarters ending at least 45 days prior to such determination date to

(b) Consolidated Interest Expense for such four fiscal quarters;

provided, however, that:

(1) if

(A) since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Debt that remains outstanding or Repaid any Debt, or

(B) the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is an Incurrence or Repayment of Debt,

Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Incurrence or Repayment as if such Debt was Incurred or Repaid on the first day of such period, provided that, in the event of any such Repayment of Debt, EBITDA for such period shall be calculated as if the Company or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt, and

(2) if

(A) since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business,

(B) the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is such an Asset Sale, Investment or acquisition, or

(C) since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made such an Asset Sale, Investment or acquisition, then EBITDA for such period shall be calculated after giving pro forma effect to such Asset Sale, Investment or acquisition as if such Asset Sale, Investment or acquisition had occurred on the first day of such period.

If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on such Debt shall be calculated as if the base interest rate in effect for such floating rate of interest on the date of determination had been the applicable base interest rate for the entire period (taking into account any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement has a remaining term in excess of 12 months). In the event the Capital Stock of any Restricted Subsidiary is sold during the period, the Company shall be deemed, for purposes of clause (1) above, to have Repaid during such period the Debt of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Debt after such sale.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries,

(a) interest expense attributable to leases constituting part of a Sale and Leaseback Transaction and to Capital Lease Obligations,

(b) amortization of debt discount and debt issuance cost, including commitment fees,

(c) capitalized interest,

(d) non-cash interest expense,

(e) commissions, discounts and other fees and charges owed with respect to letters of credit and banker’s acceptance financing,

(f) net costs associated with Hedging Obligations (including amortization of fees),

(g) Disqualified Stock Dividends,

(h) Preferred Stock Dividends,

(i) interest Incurred in connection with Investments in discontinued operations,

(j) interest accruing on any Debt of any other Person to the extent such Debt is Guaranteed by the Company or any Restricted Subsidiary, and

(k) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Debt Incurred by such plan or trust.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(a) any net income (loss) of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(1) subject to the exclusion contained in clause (c) below, equity of the Company and its consolidated Restricted Subsidiaries in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (b) below), and

(2) the equity of the Company and its consolidated Restricted Subsidiaries in a net loss of any such Person other than an Unrestricted Subsidiary for such period shall be included in determining such Consolidated Net Income,

(b) any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to the Company, except that:

(1) subject to the exclusion contained in clause (c) below, the equity of the Company and its consolidated Restricted Subsidiaries in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause), and

(2) the equity of the Company and its consolidated Restricted Subsidiaries in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income,

(c) any gain or loss realized upon the sale or other disposition of any Property of the Company or any of its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business (provided that sales or other dispositions of assets in connection with any Qualified Securitization Transaction shall be deemed to be in the ordinary course),

(d) any extraordinary gain or loss,

(e) the cumulative effect of a change in accounting principles, and

(f) any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of the Company or any Restricted Subsidiary, provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Company (other than Disqualified Stock).

Notwithstanding the foregoing, for purposes of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of Property from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

“Consolidated Net Tangible Assets” means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries as the total assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of the Company and its Restricted Subsidiaries, after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of (without duplication):

(a) the excess of cost over fair market value of assets or businesses acquired;

(b) any revaluation or other write-up in book value of assets subsequent to December 31, 2004 as a result of a change in the method of valuation in accordance with GAAP;

(c) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(d) minority interests in consolidated Subsidiaries held by Persons other than the Company or any Restricted Subsidiary;

(e) treasury stock;

(f) cash or securities set aside and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

(g) Investments in and assets of Unrestricted Subsidiaries.

“Credit Facilities” means, with respect to the Company or any Restricted Subsidiary, one or more debt or commercial paper facilities with banks or other institutional lenders (including the Senior Secured Credit Facilities) or indentures, in each case, providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory) or trade letters of credit, in each case together with any Refinancings thereof.

“Currency Exchange Protection Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

“Debt” means, with respect to any Person on any date of determination (without duplication):

(a) the principal of and premium (if any) in respect of:

(1) debt of such Person for money borrowed, and

(2) debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(b) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by such Person;

(c) all obligations of such Person representing the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(e) the amount of all obligations of such Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(f) all obligations of the type referred to in clauses (a) through (e) above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(g) all obligations of the type referred to in clauses (a) through (f) above of other Persons secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such Property and the amount of the obligation so secured; and

(h) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Debt of any Person at any date shall be the outstanding balance, or the accreted value of such Debt in the case of Debt issued with original issue discount, at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The amount of Debt represented by a Hedging Obligation shall be equal to:

(1) zero if such Hedging Obligation has been Incurred pursuant to clause (f), (g) or (h) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Debt,” or

(2) the notional amount of such Hedging Obligation if not Incurred pursuant to such clauses.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock of the Company or any of its Restricted Subsidiaries that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

(a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(b) is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part, or

(c) is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock, on or prior to, in the case of clause (a), (b) or (c), the first anniversary of the Stated Maturity of the Notes.

“Disqualified Stock Dividends” means all dividends with respect to Disqualified Stock of the Company held by Persons other than a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the Company.

“Dollar Equivalent” of any amount means, at the time of determination thereof, (a) if such amount is expressed in U.S. dollars, such amount, (b) if such amount is expressed in an Alternative Currency, the equivalent of such amount in U.S. dollars determined by using the rate of exchange quoted by Credit Suisse Securities (USA) LLC in New York, New York at 11:00 a.m. (New York time) on the date of determination (or, if such date is not a Business Day, the last Business Day prior thereto) to prime banks in New York for the spot purchase in the New York currency exchange market of such amount of U.S. dollars with such Alternative Currency and (c) if such amount is denominated in any other currency, the equivalent of such amount in U.S. dollars as determined by the Trustee using any method of determination it deems appropriate.

“EBITDA” means, for any period, an amount equal to, for the Company and its consolidated Restricted Subsidiaries:

(a) the sum of Consolidated Net Income for such period, plus

(1) any provision for taxes based on income or profits,

(2) Consolidated Interest Expense,

(3) loss from extraordinary items,

(4) depreciation, depletion and amortization expenses,

(5) all other non-cash expenses, charges and losses that are not payable in cash in any subsequent period, and

(6) non-recurring cash restructuring expenses, charges and losses, minus

(b) the sum of, in each case to the extent included in the calculation of such Consolidated Net Income for such period, but without duplication, (i) any credit for income tax, (ii) interest income, (iii) gains from extraordinary items, (iv) any aggregate net gain (but not any aggregate net loss) from the sale, exchange or other disposition of capital assets and (v) any other non-cash gains or other items which have been added in determining Consolidated Net Income, including any reversal of a change referred to in clause (5) above by reason of a decrease in the value of any Capital Stock or Capital Stock Equivalent.

Notwithstanding the foregoing clause (a), the provision for taxes and the depreciation, amortization and non-cash items of a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its shareholders.

“Event of Default” has the meaning set forth under “— Events of Default.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indenture” means the Indenture relating to the Senior Notes, dated as of February 3, 2005, between the Company, the guarantors parties thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, as amended from time to time.

“Fair Market Value” means, with respect to any Property, the price that could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided,

(a) if such Property has a Fair Market Value equal to or less than $50.0 million, by any Officer of the Company, or

(b) if such Property has a Fair Market Value in excess of $50.0 million, by at least a majority of the Board of Directors and evidenced by a Board Resolution, dated within 45 days of the relevant transaction, delivered to the Trustee.

“GAAP” means U.S. generally accepted accounting principles as in effect on February 3, 2005, including those set forth in:

(a) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants,

(b) the statements and pronouncements of the Financial Accounting Standards Board,

(c) such other statements by such other entity as approved by a significant segment of the accounting profession, and

(d) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), or

(b) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include:

(1) endorsements for collection or deposit in the ordinary course of business, or

(2) a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (a), (b) or (c) of the definition of “Permitted Investment.”

The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Hedging Obligation” of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or any other similar agreement or arrangement.

“holder” means a Person in whose name a Note is registered in the Security Register.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided further, however, that any Debt or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with “— Certain Covenants — Limitation on Debt,” amortization of debt discount shall not be deemed to be the Incurrence of Debt, provided that in the case of Debt sold at a discount, the amount of such Debt Incurred shall at all times be the aggregate principal amount at Stated Maturity.

“Independent Financial Advisor” means an investment banking firm of national standing or any third party appraiser of national standing, provided that such firm or appraiser is not an Affiliate of the Company.

“Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect against fluctuations in interest rates.

“Investment” by any Person means any direct or indirect loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person. For purposes of the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and “— Designation of Restricted and Unrestricted Subsidiaries” and the definition of “Restricted Payment,” the term “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary of an amount (if positive) equal to:

(a) the Company’s “Investment” in such Subsidiary at the time of such redesignation, less

(b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation.

In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Investment Grade Status” shall be deemed to have been reached on the date that the Notes have an Investment Grade Rating from both Rating Agencies.

“Issue Date” means the date on which the old notes were issued pursuant to the Indenture.

“Lien” means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Available Cash” from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

(a) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale,

(b) all payments made on or in respect of any Debt that is secured by any Property subject to such Asset Sale, in accordance with the terms of any Lien upon such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale,

(c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale, and

(d) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed of in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale.

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Debt.

“Officer” means the Chief Executive Officer, the President, the Chief Financial Officer or any other executive officer of the Company.

“Officers’ Certificate” means a certificate, in form and substance reasonably satisfactory to the Trustee, signed by two Officers of the Company, at least one of whom shall be the principal executive officer or principal financial officer of the Company, and delivered to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Holder” means Hindalco Industries Ltd. and any Affiliate and Related Person thereof. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture (or would result in a Change of Control Offer in the absence of the waiver of such requirement by holders in accordance with the Indenture) will thereafter, together with any of its Affiliates and Related Persons, constitute additional Permitted Holders.

“Permitted Investment” means any Investment by the Company or a Restricted Subsidiary in:

(a) the Company or any Restricted Subsidiary;

(b) any Person that will, upon the making of such Investment, become a Restricted Subsidiary;

(c) any Person if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, the Company or a Restricted Subsidiary;

(d) Cash Equivalents;

(e) receivables owing to the Company or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances;

(f) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(g) loans and advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $15.0 million in the aggregate at any one time outstanding;

(h) stock, obligations or other securities received in settlement of debts created in the ordinary course of business and owing to the Company or a Restricted Subsidiary or in satisfaction of judgments;

(i) any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with (A) an Asset Sale consummated in compliance with the covenant described under “— Certain Covenants — Limitation on Asset Sales,” or (B) any disposition of Property not constituting an Asset Sale;

(j) any Persons made for Fair Market Value that do not exceed 5% of Consolidated Net Tangible Assets in the aggregate outstanding at any one time;

(k) a Securitization Entity or any Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction provided that any Investment in a Securitization Entity is in the form of a Purchase Money Note, contribution of additional receivables and related assets or any equity interests; and

(l) other Investments made for Fair Market Value that do not exceed $20.0 million in the aggregate outstanding at any one time.

“Permitted Liens” means:

(a) Liens to secure Debt permitted to be Incurred under clause (b) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Debt”;

(b) Liens to secure Debt permitted to be Incurred under clause (c) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Debt,” provided that any such Lien may not extend to any Property of the Company or any Restricted Subsidiary, other than the Property acquired, constructed or leased with the proceeds of such Debt and any improvements or accessions to such Property;

(c) Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings timely instituted and diligently pursued, provided that any reserve or other appropriate provision that shall be required in accordance with GAAP shall have been established with respect thereto;

(d) Deposit account banks’ rights of set-off, Liens of landlords arising by statute, Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, on the Property of the Company or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

(e) Liens on the Property of the Company or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole;

(f) Liens on Property at the time the Company or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any Restricted Subsidiary; provided further, however, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Property was acquired by the Company or any Restricted Subsidiary;

(g) Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any other Restricted Subsidiary that is not a direct Subsidiary of such Person; provided further, however, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Person became a Restricted Subsidiary;

(h) pledges or deposits by the Company or any Restricted Subsidiary under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Company or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Company, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

(i) utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

(j) Liens existing on the Issue Date not otherwise described in clauses (a) through (i) above, other than Liens created after February 3, 2005 that were permitted liens pursuant to clause (t) of the definition of “Permitted Liens” set forth in the Existing Indenture;

(k) Liens not otherwise described in clauses (a) through (j) above on the Property of any Restricted Subsidiary that is not a Subsidiary Guarantor to secure any Debt permitted to be Incurred by such Restricted Subsidiary pursuant to the covenant described under “— Certain Covenants — Limitation on Debt”;

(l) Liens on the Property of the Company or any Restricted Subsidiary to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (b), (f), (g), or (j) above; provided, however, that any such Lien shall be limited to all or part of the same Property that secured the original Lien (together with improvements and accessions to such Property), and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of:

(1) the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clause (b), (f), (g) or (j) above, as the case may be, at the time the original Lien became a Permitted Lien under the Indenture, and

(2) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Company or such Restricted Subsidiary in connection with such Refinancing;

(m) Liens on accounts receivable and related assets (including contract rights) of the type specified in the definition of “Qualified Securitization Transaction” transferred to a Securitization Entity in a Qualified Securitization Transaction;

(n) encumbrances arising by reason of zoning restrictions, easements, licenses, reservations, covenants, rights-of-way, utility easements, building restrictions and other similar encumbrances on the use of real property not materially detracting from the value of such real property or not materially interfering with the ordinary conduct of the business conducted and proposed to be conducted at such real property;

(o) encumbrances arising under leases or subleases of real property that do not, in the aggregate, materially detract from the value of such real property or interfere with the ordinary conduct of the business conducted and proposed to be conducted at such real property;

(p) financing statements with respect to a lessor’s rights in and to personal property leased to such Person in the ordinary course of such Person’s business other than through a Capital Lease;

(q) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(r) licenses of patents, trademarks and other intellectual property rights granted in the ordinary course of business and not interfering in any respect with the ordinary conduct of such Person’s business;

(s) Liens arising out of conditional sale, retention, consignment or similar arrangement, incurred in the ordinary course of business, for the sale of goods; and

(t) Liens not otherwise permitted by clauses (a) through (s) above encumbering Property having an aggregate Fair Market Value not in excess of 5% of Consolidated Net Tangible Assets, as determined based on the consolidated balance sheet of the Company as of the end of the most recent fiscal quarter for which financial statements have been filed or furnished.

“Permitted Refinancing Debt” means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

(a) such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

(1) the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being Refinanced, and

(2) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such Refinancing,

(b) the Average Life of such Debt is equal to or greater than the Average Life of the Debt being Refinanced,

(c) the Stated Maturity of such Debt is no earlier than the Stated Maturity of the Debt being Refinanced, and

(d) the new Debt shall not be senior in right of payment to the Debt that is being Refinanced;

provided, however, that Permitted Refinancing Debt shall not include:

(x) Debt of a Subsidiary that is not a Subsidiary Guarantor that Refinances Debt of the Company or a Subsidiary Guarantor, or

(y) Debt of the Company or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

“Preferred Stock Dividends” means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than the Company or a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

“Principal Property” means any manufacturing plant or facility owned by the Company and/or one or more Restricted Subsidiaries having a gross book value in excess of 1.5% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries.

“pro forma” means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with Article 11 of Regulation S-X promulgated under the Securities Act, as interpreted in good faith by the Board of Directors after consultation with the independent certified public accountants of the Company, or otherwise a calculation made in good faith by the Board of Directors after consultation with the independent certified public accountants of the Company, as the case may be.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

“Public Equity Offering” means an underwritten public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act.

“Purchase Money Debt” means Debt:

(a) consisting of the deferred purchase price of Property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of such Debt does not exceed the anticipated useful life of the Property being financed, and

(b) Incurred to finance the acquisition, construction or lease by the Company or a Restricted Subsidiary of such Property, including additions and improvements thereto;

provided, however, that such Debt is Incurred within 180 days after the acquisition, construction or lease of such Property by the Company or such Restricted Subsidiary.

“Purchase Money Note” means a promissory note evidencing a line of credit, or evidencing other Debt owed to the Company or any Restricted Subsidiary in connection with a Qualified Securitization Transaction, which note shall be repaid from cash available to the maker of such note, other than amounts required to be established as reserves, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated accounts receivable.

“Qualified Securitization Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which the Company or any Restricted Subsidiary may sell, convey or otherwise transfer pursuant to customary terms to (a) a Securitization Entity (in the case of a transfer by the Company or any Restricted Subsidiary) and (b) any other Person (in the case of transfer by a Securitization Entity), or may grant a security interest in any accounts receivable (whether now existing or arising or acquired in the future) of the Company or any Restricted Subsidiary, and any assets related thereto including all collateral securing such accounts receivable, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets (including contract rights) which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Rating Agencies” means Moody’s and S&P.

“Reference Treasury Dealer” means Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated, RBS Securities Inc. and their successors and any other primary U.S. Government securities dealer or dealers in New York City (a “Primary Treasury Dealer”) selected by the Company; provided, however, that if any of the foregoing cease to be a Primary Treasury Dealer, the Company shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Refinance” means, in respect of any Debt, to refinance, extend, renew, refund or Repay, or to issue other Debt, in exchange or replacement for, such Debt. “Refinanced” and “Refinancing” shall have correlative meanings.

“Related Business” means any business that is related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Issue Date.

“Related Person” with respect to any Permitted Holder means:

(a) any controlling stockholder or a majority (or more) owned Subsidiary of such Permitted Holder or, in the case of an individual, any spouse or immediate family member of such Permitted Holder, any trust created for the benefit of such individual or such individual’s estate, executor, administrator, committee or beneficiaries; or

(b) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a majority (or more) controlling interest of which consist of such Permitted Holder and/or such other Persons referred to in the immediately preceding clause (a).

“Repay” means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt. “Repayment” and “Repaid” shall have correlative meanings. For purposes of the covenant described under “— Certain Covenants — Limitation on Asset Sales” and the definition of “Consolidated Interest Coverage Ratio,” Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

“Restricted Payment” means:

(a) any dividend or distribution (whether made in cash, securities or other Property) declared or paid on or with respect to any shares of Capital Stock of the Company or any Restricted Subsidiary (including any payment in connection with any merger or consolidation with or into the Company or any Restricted Subsidiary), except for (i) any dividend or distribution that is made solely to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis), or (ii) any dividend or distribution payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company;

(b) the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (other than from the Company or a Restricted Subsidiary) or any securities exchangeable for or convertible into any such Capital Stock, including the exercise of any option to exchange any Capital Stock (other than for or into Capital Stock of the Company that is not Disqualified Stock);

(c) the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition); or

(d) any Investment (other than Permitted Investments) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, Inc., a division of the McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such Property to another Person and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securitization Entity” means any wholly owned Subsidiary of the Company or any Restricted Subsidiary (or another Person in which the Company or any Restricted Subsidiary make an Investment and to which the Company or any Restricted Subsidiary transfers accounts receivable and related assets) (a) which engages in no activities other than in connection with the financing of accounts receivable or related assets, (b) which is designated by the Board of Directors (as provided below) as a Securitization Entity, (c) no portion of the Debt or any other Obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any Restricted Subsidiary (excluding guarantees of Obligations (other than the principal of, and interest on, Debt) pursuant to Standard Securitization Undertakings and guarantees by the Securitization Entity), (ii) is recourse to or obligates the Company or any Restricted Subsidiary (other than the Securitization Entity) in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any Restricted Subsidiary (other than the Securitization Entity), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings and other than any interest in the accounts receivable and related assets being financed (whether in the form of any equity interest in such assets or subordinated indebtedness payable primarily from such financed assets) retained or acquired by the Company or any Restricted Subsidiary, (d) with which none of the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than those customary for a Qualified Securitization Transaction and, in any event, on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company or such Restricted Subsidiary, and (e) to which none of the Company nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Senior Debt” of the Company means:

(a) all obligations consisting of the principal, premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent post-filing interest is allowed in such proceeding) in respect of:

(1) Debt of the Company for borrowed money, and

(2) Debt of the Company evidenced by notes, debentures, bonds or other similar instruments permitted under the Indenture for the payment of which the Company is responsible or liable;

(b) all Capital Lease Obligations of the Company and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by the Company;

(c) all obligations of the Company

(1) for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction,

(2) under Hedging Obligations, or

(3) issued or assumed as the deferred purchase price of Property and all conditional sale obligations of the Company and all obligations under any title retention agreement permitted under the Indenture; and

(d) all obligations of other Persons of the type referred to in clauses (a), (b) and (c) for the payment of which the Company is responsible or liable as Guarantor;

provided, however, that Senior Debt shall not include:

(A) Debt of the Company that is by its terms subordinate in right of payment to the Notes, including any Subordinated Debt;

(B) any Debt Incurred in violation of the provisions of the Indenture;

(C) accounts payable or any other obligations of the Company to trade creditors created or assumed by the Company in the ordinary course of business in connection with the obtaining of materials or services (including Guarantees thereof or instruments evidencing such liabilities);

(D) any liability for Federal, state, local or other taxes owed or owing by the Company;

(E) any obligation of the Company to any Subsidiary; or

(F) any obligations with respect to any Capital Stock of the Company.

To the extent that any payment of Senior Debt (whether by or on behalf of the Company as proceeds of security or enforcement or any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to a trustee, receiver or other similar party under any bankruptcy, insolvency, receivership or similar law, then if such payment is recovered by, or paid over to, such trustee, receiver or other similar party, the Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred.

“Senior Debt” of any Subsidiary Guarantor has a correlative meaning to Senior Debt of the Company.

“Senior Notes” means the Company’s 7.25% Senior Notes due 2015.

“Senior Secured Credit Facilities” means (a) the asset-based lending facility dated as of July 6, 2007 by and among the Company, ABN AMRO Bank N.V. as administrative agent, and the several banks and other financial institutions or entities from time to time parties thereto, including any notes, collateral documents, and documentation and guarantees and any appendices, exhibits or schedules to any of the preceding, and (b) the term loan facility dated as of July 6, 2007 by and among the Company, UBS AG, Stamford Branch, as administrative agent and as collateral agent, and the several banks and other financial institutions or entities from time to time parties thereto, including any notes, collateral documents, letters of credit and documentation and guarantees and any appendices, exhibits or schedules to any of the preceding, as such agreements may be in effect from time to time, in each case, as any or all of such agreements (or any other agreement that Refinances any or all of such agreements) may be amended, restated, modified or supplemented from time to time, or renewed, refunded, refinanced, restructured, replaced, repaid or extended from time to time, whether with the original agents and lenders or other agents and lenders or otherwise, and whether provided under the original credit agreement or one or more other credit agreements, indentures or otherwise.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated pursuant to the Exchange Act.

“Special Interest” means the additional interest, if any, to be paid on the Notes.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary that are reasonably customary in an accounts receivable securitization transaction so long as none of the same constitute Debt, a Guarantee or otherwise require the provision of credit support.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Debt” means any Debt of the Company or any Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes or the applicable Subsidiary Guaranty pursuant to a written agreement to that effect.

“Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which an aggregate of 50% or more of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by:

(a) such Person,

(b) such Person and one or more Subsidiaries of such Person, or

(c) one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means (a) each Canadian Restricted Subsidiary and U.S. Restricted Subsidiary; (b) Novelis do Brasil Ltda, Novelis UK Ltd., Novelis Europe Holdings Limited, Novelis Aluminium Holding Company, Novelis Deutschland GmbH, Novelis Switzerland SA, Novelis Technology AG, Novelis AG, Novelis PAE S.A.S., Novelis Luxembourg S.A., Novelis Madeira, Unipessoal, Lda and Novelis Services Limited; and (c) any other Person that becomes a Subsidiary Guarantor pursuant to the covenant described under “— Certain Covenants — Future Subsidiary Guarantors” or who otherwise executes and delivers a supplemental indenture to the Trustee providing for a Subsidiary Guaranty.

“Subsidiary Guaranty” means a Guarantee on the terms set forth in the Indenture by a Subsidiary Guarantor of the Company’s obligations with respect to the Notes.

“Surviving Person” means the surviving Person formed by a merger, consolidation or amalgamation and, for purposes of the covenant described under “— Merger, Consolidation and Sale of Property,” a Person to whom all or substantially all of the Property of the Company or a Subsidiary Guarantor is sold, transferred, assigned, leased, conveyed or otherwise disposed.

“Taxes” means any present or future tax, duty, levy, interest, assessment or other governmental charge imposed or levied by or on behalf of any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“Taxing Jurisdiction” means (i) with respect to any payment made under the Notes, any jurisdiction (or any political subdivision thereof or therein) in which the Company, or any of its successors, are organized or resident for tax purposes or conduct of business, or from or through which payment is made and (ii) with respect to any payment made by a Subsidiary Guarantor, any jurisdiction (or any political subdivision thereof or therein) in which such Subsidiary Guarantor is organized or resident for tax purposes or conduct of business, or from or through which payment is made.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the yield to maturity of the Comparable Treasury Issue, compounded semi-annually, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Unrestricted Subsidiary” means:

(a) any Subsidiary of the Company that is designated after the Issue Date as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries” and is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto; and

(b) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States is pledged and which are not callable or redeemable at the issuer’s option.

“U.S. Restricted Subsidiary” means any Restricted Subsidiary that is organized under the laws of the United States of America or any State thereof or the District of Columbia.

“Voting Stock” of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Restricted Subsidiary” means, at any time, a Restricted Subsidiary all the Voting Stock of which (other than directors’ qualifying shares) is at such time owned, directly or indirectly, by the Company and its other Wholly Owned Subsidiaries.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

Except as set forth below, new notes will be issued in registered, global form, without interest coupons (the “Global Notes”) in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $1,000. Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the company and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the company, the Trustee nor any agent of the company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the company. Neither the company nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and the company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies the company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2) the company, at their option, notify the Trustee in writing that they elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

The company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. The company will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be made eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The company expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

PRINCIPAL CANADIAN AND U.S. FEDERAL INCOME TAX CONSEQUENCES OF
THE EXCHANGE OFFER

Canadian Federal Income Taxation

Exchange of Old Notes

A Non-Resident Holder (as defined below) will not be subject to Canadian federal income tax as a result of the exchange of old notes for new notes in the exchange offer.

Ownership of New Notes

Amounts paid or credited, or deemed to be paid or credited, as, on account or in lieu of payment of, or in satisfaction of the principal of the new notes or premium, discount or interest on the new notes by us to a Non-Resident Holder, including in respect of a required offer to purchase the new notes, will be exempt from Canadian withholding tax. However, a Non-Resident Holder who transfers a new note to a holder resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) with whom the Non-Resident Holder does not deal at arm’s length should consult its own tax advisor.

No other taxes on income (including taxable capital gains) will be payable under the Tax Act by Non-Resident Holders of the new notes in respect of the acquisition, ownership or disposition of the new notes.

For purposes of this section, “Non-Resident Holder” means a holder who exchanges old notes for new notes in the exchange offer and who, at all relevant times, (i) is not and is not deemed to be a resident of Canada for purposes of the Tax Act and any applicable income tax convention, (ii) deals at arm’s length with us for purposes of the Tax Act and (iii) holds the old notes and new notes as capital property.

Material U.S. Federal Income Tax Consequences of the Exchange Offer

The following discussion is a summary of material U.S. federal income tax consequences of the exchange offer to holders of old notes, but is not a complete analysis of all potential tax effects. The summary below is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service and judicial decisions, all of which are subject to change, possibly with retroactive effect. This summary does not address all of the U.S. federal income tax consequences that may be applicable to particular holders, including dealers in securities, financial institutions, insurance companies and tax-exempt organizations. In addition, this summary does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular holder. This summary applies only to a holder that acquired old notes at original issue for cash and holds such old notes as a capital asset within the meaning of Section 1221 of the Code.

The exchange of old notes for new notes in the exchange offer will not constitute a taxable event to holders for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of a new note, the holder’s holding period for the new note will include the holder’s holding period for the old note exchanged therefor, and the holder’s basis in the new note will be the same as the holder’s basis in the old note immediately before the exchange. Likewise, because the old notes were issued with original issue discount (which U.S. holders must accrue and include in income prior to the receipt of cash attributable to such income), such discount will carry over to the new notes.

Persons considering the exchange of old notes for new notes should consult their own tax advisors concerning the Canadian and U.S. federal income tax consequences to them in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

PLAN OF DISTRIBUTION

For a period of 180 days from the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the date on which the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until          , 2009, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the date on which the exchange offer is consummated we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes and the related guarantees will be passed upon for us by King & Spalding LLP, Atlanta, Georgia. In rendering its opinion, King & Spalding LLP will rely upon the opinions of non-U.S. local counsel as to all matters of non-U.S. law.

EXPERTS

The consolidated financial statements as of and for the year ended March 31, 2009; as of March 31, 2008; for the periods May 16, 2007 through March 31, 2008 and April 1, 2007 through May 15, 2007; the three months ended March 31, 2007; and for the year ended December 31, 2006 included in this Prospectus and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting as of March 31, 2009 included in the Annual Report on Form 10-K for the year ended March 31, 2009) have been so included in reliance on the reports (which contain an explanatory paragraph relating to the Company’s retrospective application of SFAS No. 160 and an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public on the SEC’s website at http://www.sec.gov. You may also read and copy any documents we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms.

While any notes remain outstanding, we will make available without charge, upon written or oral request, to any beneficial owner and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Also, we will provide without charge, upon written or oral request, to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of all documents referred to below which have been or may be incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. Any such request should be directed to us at:

Corporate Secretary
Novelis Inc.
3399 Peachtree Road, NE
Suite 1500
Atlanta, Georgia 30326
(404) 814-4200

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009 (Successor), the period from May 16, 2007 to March 31, 2008 (Successor), the period from April 1, 2007 to May 15, 2007 (Predecessor), the three months ended March 31, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)
F-5

Consolidated Balance Sheets as of March 31, 2009 (Successor) and March 31, 2008 (Successor)	F-6

Consolidated Statements of Cash Flows for the year ended March 31, 2009 (Successor), the period from May 16, 2007 to March 31, 2008 (Successor), the period from April 1, 2007 to May 15, 2007 (Predecessor), the three months ended March 31, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)
F-7

Consolidated Statements of Shareholders’ Equity for the year ended March 31, 2009 (Successor), the period from May 16, 2007 to March 31, 2008 (Successor), the period from April 1, 2007 to May 15, 2007 (Predecessor), the three months ended March 31, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)
F-9

Consolidated Statements of Comprehensive Income (Loss) for the year ended March 31, 2009 (Successor), the period from May 16, 2007 to March 31, 2008 (Successor), the period from April 1, 2007 to May 15, 2007 (Predecessor), the three months ended March 31, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor)
F-11

Notes to the Consolidated Financial Statements	F-12

Condensed Consolidated Statements of Operations for the six months ended September 30, 2009 and 2008 (unaudited)	F-97

Condensed Consolidated Balance Sheets as of September 30, 2009 and March 31, 2009 (unaudited)	F-98

Condensed Consolidated Statements of Cash Flows for the six months ended September 30, 2009 and 2008 (unaudited)	F-99

Condensed Consolidated Statement of Shareholder’s Equity for the six months ended September 30, 2009 (unaudited)	F-100

Condensed Consolidated Statements of Comprehensive Income for the six months ended September 30, 2009 (unaudited)	F-101

Notes to the Condensed Consolidated Financial Statements (unaudited)	F-102

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Novelis Inc.:

In our opinion, the accompanying consolidated balance sheets as of March 31, 2009 and March 31, 2008 and the related consolidated statements of operations, shareholder’s equity, cash flows, and comprehensive income (loss) for the year ended March 31, 2009 and the period from May 16, 2007 to March 31, 2008 present fairly, in all material respects, the financial position of Novelis Inc. and its subsidiaries (Successor) at March 31, 2009 and March 31, 2008, and the results of their operations and their cash flows for the year ended March 31, 2009 and the period from May 16, 2007 to March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting with respect to the application of purchase accounting for an equity method investee including related income tax accounts existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 9A of Novelis Inc.’s 2009 Annual Report on Form 10-K. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for minority interests (now termed noncontrolling interests) to conform to SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”), effective April 1, 2009 and retrospectively adjusted the financial statements as of March 31, 2009 and 2008 and for the year ended March 31, 2009 and the period from May 16, 2007 to March 31, 2008.

/s/  PricewaterhouseCoopers LLP

Atlanta, GA
June 29, 2009 (except with respect to our opinion on the consolidated financial statements insofar as it relates to the retrospective application of SFAS No. 160, as to which the date is August 5, 2009).

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Novelis Inc.:

In our opinion, the accompanying consolidated statements of operations, shareholder’s/invested equity, cash flows, and comprehensive income (loss) for the periods from April 1, 2007 to May 15, 2007, and January 1, 2007 to March 31, 2007, and the year ended December 31, 2006 present fairly, in all material respects, the results of operations and cash flows of Novelis Inc. and its subsidiaries (Predecessor) for the periods from April 1, 2007 to May 15, 2007, and January 1, 2007 to March 31, 2007, and for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for minority interests (now termed noncontrolling interests) to conform to SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”), effective April 1, 2009 and retrospectively adjusted the financial statements for the periods from April 1, 2007 to May 15, 2007, and January 1, 2007 to March 31, 2007, and the year ended December 31, 2006.

/s/  PricewaterhouseCoopers LLP

Atlanta, GA
June 29, 2009 (except with respect to our opinion on the consolidated financial statements insofar as it relates to the retrospective application of SFAS No. 160, as to which the date is August 5, 2009).

Novelis Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share amounts)

		May 16,	April 1,	Three
		2007	2007	Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31,	March 31,	May 15,	March 31,	December 31,
	2009	2008	2007	2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Net sales	$10,177	$9,965	$1,281	$2,630	$9,849

Cost of goods sold (exclusive of depreciation and amortization shown below)	9,251	9,042	1,205	2,447	9,317
Selling, general and administrative expenses	319	319	95	99	410
Depreciation and amortization	439	375	28	58	233
Research and development expenses	41	46	6	8	40
Interest expense and amortization of debt issuance costs	182	191	27	54	221
Interest income	(14)	(18)	(1)	(4)	(15)
(Gain) loss on change in fair value of derivative instruments, net	556	(22)	(20)	(30)	(63)
Impairment of goodwill	1,340	—	—	—	—
Gain on extinguishment of debt	(122)	—	—	—	—
Restructuring charges, net	95	6	1	9	19
Equity in net (income) loss of non-consolidated affiliates	172	(25)	(1)	(3)	(16)
Other (income) expenses, net	86	(6)	35	47	(19)

	12,345	9,908	1,375	2,685	10,127

Income (loss) before income taxes	(2,168)	57	(94)	(55)	(278)
Income tax provision (benefit)	(246)	73	4	7	(4)

Net loss	(1,922)	(16)	(98)	(62)	(274)
Net income (loss) attributable to noncontrolling interests	(12)	4	(1)	2	1

Net loss attributable to our common shareholder	(1,910)	(20)	(97)	(64)	(275)

Dividends per common share	$0.00	$0.00	$0.00	$0.00	$0.20

See accompanying notes to the consolidated financial statements.

Novelis Inc.

CONSOLIDATED BALANCE SHEETS
(In millions, except number of shares)

	March 31,
	2009	2008
	Successor	Successor

ASSETS
Current assets
Cash and cash equivalents	$248	$326
Accounts receivable (net of allowances of $2 and $1 as of March 31, 2009 and 2008, respectively)
— third parties	1,049	1,248
— related parties	25	31
Inventories	793	1,455
Prepaid expenses and other current assets	51	58
Fair value of derivative instruments	119	203
Deferred income tax assets	216	125

Total current assets	2,501	3,446
Property, plant and equipment, net	2,799	3,357
Goodwill	582	1,930
Intangible assets, net	787	888
Investment in and advances to non-consolidated affiliates	719	946
Fair value of derivative instruments, net of current portion	72	21
Deferred income tax assets	4	6
Other long-term assets
— third parties	80	102
— related parties	23	41

Total assets	$7,567	$10,737

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	$51	$15
Short-term borrowings	264	115
Accounts payable
— third parties	725	1,582
— related parties	48	55
Fair value of derivative instruments	640	148
Accrued expenses and other current liabilities	516	704
Deferred income tax liabilities	—	39

Total current liabilities	2,244	2,658
Long-term debt, net of current portion
— third parties	2,417	2,560
— related party	91	—
Deferred income tax liabilities	469	754
Accrued postretirement benefits	495	421
Other long-term liabilities	342	672

	6,058	7,065

Commitments and contingencies
Shareholder’s equity
Common stock, no par value; unlimited number of shares authorized; 77,459,658 shares issued and outstanding as of March 31, 2009 and 2008, respectively	—	—
Additional paid-in capital	3,497	3,497
Accumulated deficit	(1,930)	(20)
Accumulated other comprehensive income (loss)	(148)	46

Total equity of our common shareholder	1,419	3,523
Noncontrolling interests	90	149

Total equity	1,509	3,672

Total liabilities and equity	$7,567	$10,737

See accompanying notes to the consolidated financial statements.

Novelis Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

		May 16,	April 1,	Three
		2007	2007	Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31,	March 31,	May 15,	March 31,	December 31,
	2009	2008	2007	2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
OPERATING ACTIVITIES
Net loss	$(1,922)	$(16)	$(98)	$(62)	$(274)
Adjustments to determine net cash provided by (used in) operating activities:
Depreciation and amortization	439	375	28	58	233
(Gain) loss on change in fair value of derivative instruments, net	556	(22)	(20)	(30)	(63)
Non-cash Restructuring charges, net	22	—	—	8	—
Gain on extinguishment of debt	(122)	—	—	—	—
Deferred income taxes	(331)	(5)	(18)	(9)	(77)
Write-off and amortization of fair value adjustments, net	(233)	(221)	—	—	—
Impairment of goodwill	1,340	—	—	—	—
Equity in net (income) loss of non-consolidated affiliates	172	(25)	(1)	(3)	(16)
Foreign exchange remeasurement on debt	26	—	—	—	—
Gain on reversal of accrued legal claim	(26)	—	—	—	—
Amortization of debt issuance costs	5	10	1	2	13
Other, net	3	2	4	2	12
Changes in assets and liabilities (net of effects from acquisitions and divestitures):
Accounts receivable	69	181	(21)	(25)	(141)
Inventories	466	208	(76)	(95)	(206)
Accounts payable	(655)	(18)	(62)	78	523
Other current assets	(6)	(8)	(7)	3	25
Other current liabilities	(63)	(68)	42	(22)	(64)
Other noncurrent assets	17	(30)	(1)	(5)	6
Other noncurrent liabilities	7	42	(1)	13	45

Net cash provided by (used in) operating activities	(236)	405	(230)	(87)	16

INVESTING ACTIVITIES
Capital expenditures	(145)	(185)	(17)	(24)	(116)
Disposal of business, net	—	—	—	—	(7)
Proceeds from sales of assets	5	8	—	—	38
Changes to investment in and advances to non-consolidated affiliates	20	24	1	1	3
Proceeds from related party loans receivable, net	17	18	—	1	37
Net proceeds from settlement of derivative instruments	(8)	37	18	24	238

Net cash provided by (used in) investing activities	(111)	(98)	2	2	193

(Continued)

Novelis Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In millions)

		May 16,	April 1,	Three
		2007	2007	Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31,	March 31,	May 15,	March 31,	December 31,
	2009	2008	2007	2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
FINANCING ACTIVITIES
Proceeds from issuance of common stock	—	92	—	—	—
Proceeds from issuance of debt
— third parties	263	1,100	150	—	41
— related parties	91	—	—	—	—
Principal repayments	(235)	(1,009)	(1)	(1)	(353)
Short-term borrowings, net	176	(241)	60	113	103
Dividends	(6)	(1)	(7)	—	(30)
Debt issuance costs	(3)	(37)	(2)	—	(11)
Proceeds from the exercise of stock options	—	—	1	27	2
Other	—	—	—	1	5

Net cash provided by (used in) financing activities	286	(96)	201	140	(243)

Net increase (decrease) in cash and cash equivalents	(61)	211	(27)	55	(34)
Effect of exchange rate changes on cash balances held in foreign currencies	(17)	13	1	—	7
Cash and cash equivalents — beginning of period	326	102	128	73	100

Cash and cash equivalents — end of period	$248	$326	$102	$128	$73

Supplemental disclosures of cash flow information:
Interest paid	$169	$200	$13	$84	$201
Income taxes paid	65	64	9	18	68

See accompanying notes to the consolidated financial statements.

Novelis Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
(In millions, except number of shares)

	Equity of our Common Shareholder
					Accumulated
				Retained	Other
			Additional	Earnings/	Comprehensive	Non-
	Common Stock		Paid-in	(Accumulated	Income (Loss)	controlling	Total
	Shares	Amount	Capital	Deficit)	(AOCI)	Interests	Equity

Predecessor
Balance as of December 31, 2005	74,005,649	$—	$425	$92	$(84)	$159	$592
Fiscal 2006 Activity:
Net loss attributable to our common shareholder	—	—	—	(275)	—	—	(275)
Net income attributable to noncontrolling interests	—	—	—	—	—	1	1
Issuance of common stock in connection with stock plans	134,686	—	2	—	—	—	2
Spin-off settlement and post-closing adjustments	—	—	(38)	—	—	—	(38)
Share-based compensation	—	—	9	—	—	—	9
Currency translation adjustment, net of tax provision of $4 included in AOCI	—	—	—	—	168	13	181
Change in fair value of effective portion of hedges, net of tax of $— in AOCI	—	—	—	—	(46)	—	(46)
Postretirement benefit plans:
Change in minimum pension liability, net of tax provision of $4 included in AOCI	—	—	—	—	12	—	12
Initial impact of adopting Financial Accounting Standards Board Statement No. 158	—	—	—	—	(55)	—	(55)
Noncontrolling interests cash dividends	—	—	—	—	—	(15)	(15)
Dividends on common shares	—	—	—	(15)	—	—	(15)

Balance as of December 31, 2006	74,140,335	—	398	(198)	(5)	158	353
Activity for Three Months Ended March 31, 2007:
Adjustment for uncertain tax positions	—	—	—	(1)	—	—	(1)
Net loss attributable to our common shareholder	—	—	—	(64)	—	—	(64)
Net income attributable to noncontrolling interests	—	—	—	—	—	2	2
Issuance of common stock from the exercise of stock options	1,217,325	—	27	—	—	—	27
Share-based compensation	—	—	2	—	—	—	2
Windfall tax benefit on share-based compensation	—	—	1	—	—	—	1
Currency translation adjustment, net of tax of $— in AOCI	—	—	—	—	11	(1)	10
Change in fair value of effective portion of hedges, net of tax provision of $4 included in AOCI	—	—	—	—	3	—	3
Postretirement benefit plans:
Amortization of net actuarial loss, net of tax provision of $1 included in AOCI	—	—	—	—	1	—	1
Noncontrolling interests cash dividends	—	—	—	—	—	(7)	(7)

Balance as of March 31, 2007	75,357,660	—	428	(263)	10	152	327

(Continued)

Novelis Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY — (Continued)
(In millions, except number of shares)

	Equity of our Common Shareholder
					Accumulated
				Retained	Other
			Additional	Earnings/	Comprehensive	Non-
	Common Stock		Paid-in	(Accumulated	Income (Loss)	controlling	Total
	Shares	Amount	Capital	Deficit)	(AOCI)	Interests	Equity

Predecessor
Activity for April 1, 2007 through May 15, 2007:
Net loss attributable to our common shareholder	—	—	—	(97)	—	—	(97)
Net loss attributable to noncontrolling interests	—	—	—	—	—	(1)	(1)
Issuance of common stock from the exercise of stock options	57,876	—	1	—	—	—	1
Conversion of share-based compensation plans from equity-based plans to liability-based plans	—	—	(7)	—	—	—	(7)
Currency translation adjustment, net of tax benefit of $4 included in AOCI	—	—	—	—	35	1	36
Change in fair value of effective portion of hedges, net of tax of $— in AOCI	—	—	—	—	(1)	—	(1)
Postretirement benefit plans:							—
Amortization of net actuarial loss	—	—	—	—	(1)	—	(1)

Balance as of May 15, 2007	75,415,536	$—	$422	$(360)	$43	$152	$257

Successor
Balance as of May 16, 2007	75,415,536	$—	$3,405	$—	$—	$152	$3,557
Activity for May 16, 2007 through March 31, 2008:
Net income (loss) attributable to our common shareholder	—	—	—	(20)	—	—	(20)
Net income attributable to noncontrolling interests	—	—	—	—	—	4	4
Issuance of additional common stock	2,044,122	—	92	—	—	—	92
Currency translation adjustment, net of tax of $— in AOCI	—	—	—	—	59	(6)	53
Postretirement benefit plans:						—
Change in pension and other benefits, net of tax benefit of $4 included in AOCI	—	—	—	—	(13)	—	(13)
Noncontrolling interests cash dividends	—	—	—	—	—	(1)	(1)

Balance as of March 31, 2008	77,459,658	—	3,497	(20)	46	149	3,672
Fiscal 2009 Activity:
Net loss attributable to our common shareholder	—	—	—	(1,910)	—	—	(1,910)
Net loss attributable to noncontrolling interests	—	—	—	—	—	(12)	(12)
Currency translation adjustment, net of tax of $— in AOCI	—	—	—	—	(122)	(41)	(163)
Change in fair value of effective portion of hedges, net of tax benefit of $11 included in AOCI	—	—	—	—	(19)	—	(19)
Postretirement benefit plans:
Change in pension and other benefits, net of tax benefit of $31 included in AOCI	—	—	—	—	(53)	—	(53)
Noncontrolling interests cash dividends	—	—	—	—	—	(6)	(6)

Balance as of March 31, 2009	77,459,658	$—	$3,497	$(1,930)	$(148)	$90	$1,509

See accompanying notes to the consolidated financial statements.

Novelis Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)

		May 16,	April 1,	Three
	Year	2007	2007	Months
	Ended	Through	Through	Ended	Year Ended
	March 31,	March 31,	May 15,	March 31,	December 31,
	2009	2008	2007	2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Net income (loss) attributable to our common shareholder	$(1,910)	$(20)	$(97)	$(64)	$(275)

Other comprehensive income (loss):
Currency translation adjustment	(122)	59	31	11	172
Change in fair value of effective portion of hedges, net	(30)	—	(1)	7	(46)
Postretirement benefit plans:
Change in pension and other benefits	(84)	(17)	—	—
Amortization of net actuarial loss	—	—	(1)	2	—
Change in minimum pension liability	—	—	—	—	16

Other comprehensive income (loss) before income tax effect	(236)	42	29	20	142
Income tax provision (benefit) related to items of other comprehensive income (loss)	(42)	(4)	(4)	5	8

Other comprehensive income (loss), net of tax	(194)	46	33	15	134

Comprehensive income (loss) attributable to our common shareholder	(2,104)	26	(64)	(49)	(141)

Net income (loss) attributable to noncontrolling interests	(12)	4	(1)	2	1

Other comprehensive income (loss):
Currency translation adjustment	(41)	(6)	1	(1)	13

Other comprehensive income (loss), net of tax	(41)	(6)	1	(1)	13

Comprehensive income (loss) attributable to noncontrolling interests	(53)	(2)	—	1	14

Comprehensive income (loss)	$(2,157)	$24	$(64)	$(48)	$(127)

See accompanying notes to the consolidated financial statements.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

References herein to “Novelis,” the “Company,” “we,” “our,” or “us” refer to Novelis Inc. and its subsidiaries unless the context specifically indicates otherwise. References herein to “Hindalco” refer to Hindalco Industries Limited. In October 2007, the Rio Tinto Group purchased all the outstanding shares of Alcan, Inc. References herein to “Alcan” refer to Rio Tinto Alcan Inc.

Organization and Description of Business

Novelis Inc., formed in Canada on September 21, 2004, and its subsidiaries, is the world’s leading aluminum rolled products producer based on shipment volume. We produce aluminum sheet and light gauge products for the beverage and food can, transportation, construction and industrial, and foil products markets. As of March 31, 2009, we had operations on four continents: North America; South America; Asia; and Europe, through 32 operating plants and four research facilities in 11 countries. In addition to aluminum rolled products plants, our South American businesses include bauxite mining, alumina refining, primary aluminum smelting and power generation facilities that are integrated with our rolling plants in Brazil.

On May 18, 2004, Alcan announced its intention to transfer its rolled products businesses into a separate company and to pursue a spin-off of that company to its shareholders. The spin-off occurred on January 6, 2005, following approval by Alcan’s board of directors and shareholders, and legal and regulatory approvals. Alcan shareholders received one Novelis common share for every five Alcan common shares held.

Acquisition of Novelis Common Stock and Predecessor and Successor Reporting

On May 15, 2007, the Company was acquired by Hindalco through its indirect wholly-owned subsidiary pursuant to a plan of arrangement (the Arrangement) at a price of $44.93 per share. The aggregate purchase price for all of the Company’s common shares was $3.4 billion and Hindalco also assumed $2.8 billion of Novelis’ debt for a total transaction value of $6.2 billion. Subsequent to completion of the Arrangement on May 15, 2007, all of our common shares were indirectly held by Hindalco.

Our acquisition by Hindalco was recorded in accordance with Staff Accounting Bulletin No. 103, Push Down Basis of Accounting Required in Certain Limited Circumstances (SAB 103). In the accompanying consolidated balance sheets, the consideration and related costs paid by Hindalco in connection with the acquisition have been “pushed down” to us and have been allocated to the assets acquired and liabilities assumed in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, Business Combinations (FASB 141). Due to the impact of push down accounting, the Company’s consolidated financial statements and certain note presentations separate the Company’s presentation into two distinct periods to indicate the application of two different bases of accounting between the periods presented: (1) the periods up to, and including, the May 15, 2007 acquisition date (labeled “Predecessor”) and (2) the periods after that date (labeled “Successor”). The accompanying consolidated financial statements include a black line division which indicates that the Predecessor and Successor reporting entities shown are not comparable.

Change in Fiscal Year End

On June 26, 2007, our board of directors approved the change of our fiscal year end to March 31 from December 31. On June 28, 2007, we filed a Transition Report on Form 10-Q for the three month period ended March 31, 2007 with the United States Securities and Exchange Commission (SEC) pursuant to Rule 13a-10 under the Securities Exchange Act of 1934 for transition period reporting. Accordingly, these consolidated financial statements present our financial position as of March 31, 2009 and 2008, and the results of our operations, cash flows and changes in shareholder’s equity for the year ended March 31, 2009; the periods from May 16, 2007 through March 31, 2008 and from April 1, 2007 through May 15, 2007; the three months ended March 31, 2007 and the year ended December 31, 2006.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidation Policy

Our consolidated financial statements include the assets, liabilities, revenues and expenses of all wholly-owned subsidiaries, majority-owned subsidiaries over which we exercise control, entities in which we have a controlling financial interest or are deemed to be the primary beneficiary. We eliminate all significant intercompany accounts and transactions from our financial statements.

We use the equity method to account for our investments in entities that we do not control, but where we have the ability to exercise significant influence over operating and financial policies. Consolidated net income (loss) attributable to our common shareholder includes our share of the net earnings (losses) of these entities. The difference between consolidation and the equity method impacts certain of our financial ratios because of the presentation of the detailed line items reported in the consolidated financial statements for consolidated entities, compared to a two-line presentation of equity method investments and net losses.

We use the cost method to account for our investments in entities that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. These investments are recorded at the lower of their cost or fair value.

Use of Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The principal areas of judgment relate to (1) the fair value of derivative financial instruments; (2) impairment of goodwill; (3) impairments of long lived assets, intangible assets and equity investments; (4) actuarial assumptions related to pension and other postretirement benefit plans; (5) income tax reserves and valuation allowances and (6) assessment of loss contingencies, including environmental and litigation reserves. Future events and their effects cannot be predicted with certainty, and accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluations. Actual results could differ from the estimates we have used.

Risks and Uncertainties

We are exposed to a number of risks in the normal course of our operations that could potentially affect our financial position, results of operations, and cash flows.

Laws and regulations

We operate in an industry that is subject to a broad range of environmental, health and safety laws and regulations in the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental, health and safety protection standards and permitting requirements regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, post-mining reclamation and working conditions for our employees. Some environmental laws, such as the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or Superfund, and comparable state laws, impose joint and several liability for the cost of environmental remediation, natural resource damages, third party claims, and other expenses, without regard to the fault or the legality of the original conduct.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The costs of complying with these laws and regulations, including participation in assessments and remediation of contaminated sites and installation of pollution control facilities, have been, and in the future could be, significant. In addition, these laws and regulations may also result in substantial environmental liabilities associated with divested assets, third party locations and past activities. In certain instances, these costs and liabilities, as well as related action to be taken by us, could be accelerated or increased if we were to close, divest of or change the principal use of certain facilities with respect to which we may have environmental liabilities or remediation obligations. Currently, we are involved in a number of compliance efforts, remediation activities and legal proceedings concerning environmental matters, including certain activities and proceedings arising under U.S. Superfund and comparable laws in other jurisdictions where we have operations.

We have established reserves for environmental remediation activities and liabilities where appropriate. However, the cost of addressing environmental matters (including the timing of any charges related thereto) cannot be predicted with certainty, and these reserves may not ultimately be adequate, especially in light of potential changes in environmental conditions, changing interpretations of laws and regulations by regulators and courts, the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, our potential liability to remediate sites for which provisions have not been previously established and the adoption of more stringent environmental laws. Such future developments could result in increased environmental costs and liabilities and could require significant capital expenditures, any of which could have a material adverse effect on our financial position or results of operations or cash flows. Furthermore, the failure to comply with our obligations under the environmental laws and regulations could subject us to administrative, civil or criminal penalties, obligations to pay damages or other costs, and injunctions or other orders, including orders to cease operations. In addition, the presence of environmental contamination at our properties could adversely affect our ability to sell a property, receive full value for a property or use a property as collateral for a loan.

Some of our current and potential operations are located or could be located in or near communities that may regard such operations as having a detrimental effect on their social and economic circumstances. Environmental laws typically provide for participation in permitting decisions, site remediation decisions and other matters. Concern about environmental justice issues may affect our operations. Should such community objections be presented to government officials, the consequences of such a development may have a material adverse impact upon the profitability or, in extreme cases, the viability of an operation. In addition, such developments may adversely affect our ability to expand or enter into new operations in such location or elsewhere and may also have an effect on the cost of our environmental remediation projects.

We use a variety of hazardous materials and chemicals in our rolling processes, as well as in our smelting operations in Brazil and in connection with maintenance work on our manufacturing facilities. Because of the nature of these substances or related residues, we may be liable for certain costs, including, among others, costs for health-related claims or removal or re-treatment of such substances. Certain of our current and former facilities incorporate asbestos-containing materials, a hazardous substance that has been the subject of health-related claims for occupation exposure. In addition, although we have developed environmental, health and safety programs for our employees, including measures to reduce employee exposure to hazardous substances, and conduct regular assessments at our facilities, we are currently, and in the future may be, involved in claims and litigation filed on behalf of persons alleging injury predominantly as a result of occupational exposure to substances at our current or former facilities. It is not possible to predict the ultimate outcome of these claims and lawsuits due to the unpredictable nature of personal injury litigation. If these claims and lawsuits, individually or in the aggregate, were finally resolved against us, our financial position, results of operations and cash flows could be adversely affected.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Materials and labor

In the aluminum rolled products industry, our raw materials are subject to continuous price volatility. We may not be able to pass on the entire cost of the increases to our customers or offset fully the effects of higher raw material costs, other than metal, through productivity improvements, which may cause our profitability to decline. In addition, there is a potential time lag between changes in prices under our purchase contracts and the point when we can implement a corresponding change under our sales contracts with our customers. As a result, we could be exposed to fluctuations in raw materials prices, including metal, since, during the time lag period, we may have to temporarily bear the additional cost of the change under our purchase contracts, which could have a material adverse effect on our financial position, results of operations and cash flows. Significant price increases may result in our customers’ substituting other materials, such as plastic or glass, for aluminum or switch to another aluminum rolled products producer, which could have a material adverse effect on our financial position, results of operations and cash flows.

We consume substantial amounts of energy in our rolling operations, our cast house operations and our Brazilian smelting operations. The factors that affect our energy costs and supply reliability tend to be specific to each of our facilities. A number of factors could materially adversely affect our energy position including, but not limited to: (a) increases in the cost of natural gas; (b) increases in the cost of supplied electricity or fuel oil related to transportation; (c) interruptions in energy supply due to equipment failure or other causes and (d) the inability to extend energy supply contracts upon expiration on economical terms. A significant increase in energy costs or disruption of energy supplies or supply arrangements could have a material impact on our financial position, results of operations and cash flows.

Approximately 70% of our employees are represented by labor unions under a large number of collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our collective bargaining agreements when they expire. In addition, existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future, and any such work stoppage could have a material adverse effect on our financial position, results of operations and cash flows.

Geographic markets

We are, and will continue to be, subject to financial, political, economic and business risks in connection with our global operations. We have made investments and carry on production activities in various emerging markets, including Brazil, Korea and Malaysia, and we market our products in these countries, as well as China and certain other countries in Asia. While we anticipate higher growth or attractive production opportunities from these emerging markets, they also present a higher degree of risk than more developed markets. In addition to the business risks inherent in developing and servicing new markets, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labor problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as controls on imports, exports and prices, tariffs, new forms of taxation, or changes in fiscal regimes and increased government regulation in the countries in which we operate or service customers. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial position, results of operations and cash flows.

Other risks and uncertainties

In addition, refer to Note 17 — Fair Value of Assets and Liabilities and Note 20 — Commitments and Contingencies for a discussion of financial instruments and commitments and contingencies.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications

Certain reclassifications of the prior period amounts and presentation have been made to conform to the presentation adopted for the current period.

The following reclassifications and presentation changes were made to the prior periods’ consolidated balance sheet and consolidated statements of operations to conform to the current period presentation. These reclassifications had no effect on total assets, total shareholder’s equity, net income (loss) attributable to our common shareholder or cash flows as previously presented:

•	The current portion of liabilities related to the Fair value of derivative instruments were reclassified from Accrued expenses and other current liabilities to a separate line item.

•	Restructuring charges, net were reclassified from Other (income) expenses, net to a separate line item.

•	Interest income was reclassified from Interest expense and amortization of debt issuance costs to a separate line item.

•	Sale transaction fees were reclassified from a separate line item to Other (income) expense, net.

In the consolidated balance sheet as of March 31, 2008, we reclassified $6 million from Current deferred income tax assets, $2 million from Accrued expenses and other current liabilities, and $53 million from Long-term deferred income tax liabilities to Goodwill due to a misclassification on the opening balance sheet of the Successor company. The impact of this reclassification increased total assets and total liabilities by $55 million, but had no effect on total shareholder’s equity, net income (loss) attributable to our common shareholder or cash flows as previously presented and is not considered material to the March 31, 2008 financial statements.

Revenue Recognition

We recognize sales when the revenue is realized or realizable, and has been earned. We record sales when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured.

We recognize product revenue, net of trade discounts and allowances, in the reporting period in which the products are shipped and the title and risk of ownership pass to the customer. We generally ship our product to our customers FOB (free on board) destination point. Our standard terms of delivery are included in our contracts of sale, order confirmation documents and invoices. We sell most of our products under contracts based on a “conversion premium,” which is subject to periodic adjustments based on market factors. As a result, the aluminum price risk is largely absorbed by the customer. In situations where we offer customers fixed prices for future delivery of our products, we may enter into derivative instruments for all or a portion of the cost of metal inputs to protect our profit on the conversion of the product. In addition, certain of our sales contracts provide for a ceiling over which metal prices cannot contractually be passed through to our customers, unless adjusted. We partially mitigate the risk of this metal price exposure through the purchase of derivative instruments.

We record tolling revenue when the revenue is realized or realizable, and has been earned. Tolling refers to the process by which certain customers provide metal to us for conversion to rolled product. We do not take title to the metal and, after the conversion and return shipment of the rolled product to the customer, we charge them for the value-added conversion cost and record these amounts in Net sales.

Shipping and handling amounts we bill to our customers are included in Net sales and the related shipping and handling costs we incur are included in Cost of goods sold (exclusive of depreciation and amortization).

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cost of goods sold (exclusive of depreciation and amortization)

Cost of goods sold (exclusive of depreciation and amortization) includes all costs associated with inventories, including the procurement of materials, the conversion of such materials into finished product, and the costs of warehousing and distributing finished goods to customers. Material procurement costs include inbound freight charges as well as purchasing, receiving, inspection and storage costs. Conversion costs include the costs of direct production inputs such as labor and energy, as well as allocated overheads from indirect production centers and plant administrative support areas. Warehousing and distribution expenses include inside and outside storage costs, outbound freight charges and the costs of internal transfers.

Selling, general and administrative expenses

Selling, general and administrative expenses include selling, marketing and advertising expenses; salaries, travel and office expenses of administrative employees and contractors; legal and professional fees; software license fees; and bad debt expenses.

Cash and Cash Equivalents

Cash and cash equivalents includes investments that are highly liquid and have maturities of three months or less when purchased. The carrying values of cash and cash equivalents approximate their fair value due to the short-term nature of these instruments.

We maintain amounts on deposit with various financial institutions, which may, at times, exceed federally insured limits. However, management periodically evaluates the credit-worthiness of those institutions, and we have not experienced any losses on such deposits.

Accounts Receivable

Our accounts receivable are geographically dispersed. We do not obtain collateral relating to our accounts receivable. We do not believe there are any significant concentrations of revenues from any particular customer or group of customers that would subject us to any significant credit risks in the collection of our accounts receivable. We report accounts receivable at the estimated net realizable amount we expect to collect from our customers.

Additions to the allowance for doubtful accounts are made by means of the provision for doubtful accounts. We write-off uncollectible accounts receivable against the allowance for doubtful accounts after exhausting collection efforts.

For each of the periods presented, we performed an analysis of our historical cash collection patterns and considered the impact of any known material events in determining the allowance for doubtful accounts. In performing the analysis, the impact of any adverse changes in general economic conditions was considered, and for certain customers we reviewed a variety of factors including: past due receivables; macro-economic conditions; significant one-time events and historical experience. Specific reserves for individual accounts may be established due to a customer’s inability to meet their financial obligations, such as in the case of bankruptcy filings or the deterioration in a customer’s operating results or financial position. As circumstances related to customers change, we adjust our estimates of the recoverability of the accounts receivable.

Derivative Instruments

We utilize derivative instruments to manage our exposure to changes in commodity prices, foreign currency exchange rates and interest rates. The fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date. Changes in the fair value of these instruments are recognized as (Gain) loss on change in fair value of derivative instruments, net and included in our consolidated statements of

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operations or included in Accumulated other comprehensive income (loss) (AOCI) on our consolidated balance sheet, depending on the nature or use of the derivative and whether it qualifies for hedge accounting treatment under the provisions of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FASB 133), as amended.

Gains and losses on derivative instruments qualifying as cash flow hedges are included, to the extent the hedges are effective, in AOCI, until the underlying transactions are recognized as gains or losses and included in our consolidated statements of operations. Gains and losses on derivative instruments used as hedges of our net investment in foreign operations are included, net of taxes, to the extent the hedges are effective, in AOCI as part of the cumulative translation adjustment (CTA). The ineffective portions of cash flow hedges and hedges of net investments in foreign operations, if any, are recognized as gains or losses and included in our consolidated statements of operations, in (Gain) loss on change in fair value of derivative instruments, net in the current period.

Inventories

We carry our inventories at the lower of their cost or market value, reduced by reserves for excess and obsolete items. We use the “average cost” method to determine cost.

Property, Plant and Equipment

We report land, buildings, leasehold improvements and machinery and equipment at cost. We report assets under capital lease obligations at the lower of their fair value or the present value of the aggregate future minimum lease payments as of the beginning of the lease term. We depreciate our assets using the straight-line method over the shorter of the estimated useful life of the assets or the lease term, excluding any lease renewals, unless the lease renewals are reasonably assured. As a result of the Arrangement, land, building, leasehold improvements and machinery and equipment as of May 16, 2007 were adjusted to reflect fair value.

The ranges of estimated useful lives are as follows:

Years

Buildings	30 to 40
Leasehold improvements	7 to 20
Machinery and equipment	5 to 25
Furniture, fixtures and equipment	3 to 10
Equipment under capital lease obligations	6 to 15

As noted above, our machinery and equipment have useful lives of 5 to 25 years. Most of our large scale machinery, including hot mills, cold mills, continuous casting mills, furnaces and finishing mills have useful lives of 15-25 years. Supporting machinery and equipment, including automation and work rolls, have useful lives of 5-15 years.

Maintenance and repairs of property and equipment are expensed as incurred. We capitalize replacements and improvements that increase the estimated useful life of an asset, and when material, we capitalize interest on major construction and development projects while in progress.

We retain fully depreciated assets in property and accumulated depreciation accounts until we remove them from service. In the case of sale, retirement or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as a gain or loss in Other (income) expenses, net in our consolidated statements of operations.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We account for operating leases under the provisions of FASB Statement No. 13, Accounting for Leases (FASB 13), and FASB Technical Bulletin No. 85-3, Accounting for Operating Leases with Scheduled Rent Increases. These pronouncements require us to recognize escalating rents, including any rent holidays, on a straight-line basis over the term of the lease for those lease agreements where we receive the right to control the use of the entire leased property at the beginning of the lease term.

Goodwill

We account for goodwill under the guidance in FASB Statement No. 141, Business Combinations (FASB 141) and FASB Statement No. 142, Goodwill and Other Intangible Assets (FASB 142).

We test goodwill for impairment using a fair value approach at the reporting unit level. We use our operating segments as our reporting units. We test for impairment at least annually during the fourth quarter of each fiscal year, unless some triggering event occurs that would require an impairment assessment. In accordance with FASB 142, we concluded that events had occurred and circumstances had changed during our third quarter of fiscal 2009 requiring us to perform an interim period goodwill impairment test. See Note 3 — Impairment of Goodwill and Investment in Affiliate.

We use the present value of estimated future cash flows to establish the estimated fair value of our reporting units as of the testing dates. This approach includes many assumptions related to future growth rates, discount factors and tax rates, among other considerations. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. When available and as appropriate, we use comparative market multiples to corroborate the estimated fair value. If the carrying amount of a reporting unit’s goodwill were to exceed its estimated fair value, we would recognize an impairment charge in Impairment of goodwill in our consolidated statements of operations.

When a business within a reporting unit is disposed of, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology of FASB 142.

Long-Lived Assets and Other Intangible Assets

In accordance with FASB 142, we amortize the cost of intangible assets over their respective estimated useful lives to their estimated residual value.

Under the guidance in FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we assess the recoverability of long-lived assets (excluding goodwill) and definite-lived intangible assets, whenever events or changes in circumstances indicate that we may not be able to recover the asset’s carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset (groups) to the expected, undiscounted future net cash flows to be generated by that asset (groups), or, for identifiable intangible assets, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets is based on the present value of estimated future cash flows. We measure the amount of impairment of other long-lived assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair value of the asset, which is generally determined as the present value of estimated future cash flows or as the appraised value. Impairments of long-lived assets have been included in Restructuring charges, net and Other income (expense), net in the consolidated statement of operations.

If the carrying amount of an intangible asset were to exceed its fair value, we would recognize an impairment charge in Other (income) expenses, net in our consolidated statements of operations. No impairments of other intangible assets have been identified during any of the periods presented.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We continue to amortize long-lived assets to be disposed of other than by sale. We carry long-lived assets to be disposed of by sale in our consolidated balance sheets at the lower of net book value or the fair value less cost to sell, and we cease depreciation.

Investment in and Advances to Non-Consolidated Affiliates

Management assesses the potential for other-than-temporary impairment of our equity method and cost method investments. We consider all available information, including the recoverability of the investment, the earnings and near-term prospects of the affiliate, factors related to the industry, conditions of the affiliate, and our ability, if any, to influence the management of the affiliate. We assess fair value based on valuation methodologies, as appropriate, including the present value of estimated future cash flows, estimates of sales proceeds, and external appraisals. If an investment is considered to be impaired and the decline in value is other than temporary, we record an appropriate write-down.

Guarantees

We account for certain guarantees in accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires that a guarantor recognize a liability for the fair value of obligations undertaken at the inception of a guarantee.

Financing Costs and Interest Income

We amortize financing costs and premiums, and accrete discounts, over the remaining life of the related debt using the “effective interest amortization” and straight-line methods. The related income or expense is included in Interest expense and amortization of debt issuance costs in our consolidated statements of operations. We record discounts or premiums as a direct deduction from, or addition to, the face amount of the financing.

Fair Value of Financial Instruments

FASB Statement No. 157, Fair Value Measurements (FASB 157), defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB 157 also applies to measurements under other accounting pronouncements, such as FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments (FASB 107) that require or permit fair value measurements. FASB 107 requires disclosures of the fair value of financial instruments. Our financial instruments include: cash and cash equivalents; certificates of deposit; accounts receivable; accounts payable; foreign currency, energy and interest rate derivative instruments; cross-currency swaps; metal option and forward contracts; related party notes receivable and payable; letters of credit; short-term borrowings and long-term debt.

The carrying amounts of cash and cash equivalents, certificates of deposit, accounts receivable, accounts payable and current related party notes receivable and payable approximate their fair value because of the short-term maturity and highly liquid nature of these instruments. The fair value of our letters of credit is deemed to be the amount of payment guaranteed on our behalf by third party financial institutions. We determine the fair value of our short-term borrowings and long-term debt based on various factors including maturity schedules, call features and current market rates. We also use quoted market prices, when available, or the present value of estimated future cash flows to determine fair value of short-term borrowings and long-term debt. When quoted market prices are not available for various types of financial instruments (such as currency, energy and interest rate derivative instruments, swaps, options and forward contracts), we use standard pricing models with market-based inputs, which take into account the present value of estimated future cash flows.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pensions and Postretirement Benefits

We account for our pensions and other postretirement benefits in accordance with FASB Statements No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FASB 158), No. 87, Employers’ Accounting for Pensions, and No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions. We adopted FASB 158 for the year ended December 31, 2006. FASB 158 requires us to recognize the funded status of our benefit plans as a net asset or liability, with an offsetting adjustment to AOCI in shareholder’s equity. The funded status is calculated as the difference between the fair value of plan assets and the benefit obligation. Prior to and including the three months ended March 31, 2007, we used a December 31 measurement date for our pension and postretirement plans. As a result of our acquisition by Hindalco and the application of push down accounting, our pension and postretirement plans were remeasured as of May 16, 2007. For the years ended March 31, 2009 and 2008, we used March 31 as the measurement date.

We use standard actuarial methods and assumptions to account for our pension and other postretirement benefit plans. Pension and postretirement benefit obligations are actuarially calculated using management’s best estimates of expected service periods, salary increases and retirement ages of employees. Pension and postretirement benefit expense includes the actuarially computed cost of benefits earned during the current service period, the interest cost on accrued obligations, the expected return on plan assets based on fair market value and the straight-line amortization of net actuarial gains and losses and adjustments due to plan amendments. Generally, all net actuarial gains and losses are amortized over the expected average remaining service lives of plan participants.

Our pension obligations relate to funded defined benefit pension plans in the U.S., Canada, Switzerland and the U.K., unfunded pension plans in Germany, and unfunded lump sum indemnities in France, South Korea, Malaysia and Italy. Our other postretirement obligations include unfunded healthcare and life insurance benefits provided to retired employees in Canada, the U.S. and Brazil.

Noncontrolling Interests in Consolidated Affiliates

These financial statements reflect the retrospective application of FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (FASB 160) for all periods presented. FASB 160 establishes accounting and reporting standards that require: (i) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the condensed consolidated balance sheet within shareholder’s equity, but separate from the parent’s equity; (ii) the amount of consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations and (iii) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently.

Our consolidated financial statements include all assets, liabilities, revenues and expenses of less-than- 100%-owned affiliates that we control or for which we are the primary beneficiary. We record a noncontrolling interest for the allocable portion of income or loss to which the noncontrolling interest holders are entitled based upon their ownership share of the affiliate. Distributions made to the holders of noncontrolling interests are charged to the respective noncontrolling interest balance.

Losses attributable to the noncontrolling interest in an affiliate may exceed our interest in the affiliate’s equity. The excess, and any further losses attributable to the noncontrolling interest, shall be attributed to those interests. The noncontrolling interest shall continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance. As of March 31, 2009, we have no such losses.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Environmental Liabilities

We record accruals for environmental matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. We adjust these accruals periodically as assessment and remediation efforts progress or as additional technical or legal information become available. Accruals for environmental liabilities are stated at undiscounted amounts. Environmental liabilities are included in our consolidated balance sheets in Accrued expenses and other current liabilities and Other long-term liabilities, depending on their short- or long-term nature. Any receivables for related insurance or other third party recoveries for environmental liabilities are recorded when it is probable that a recovery will be realized and are included in our consolidated balance sheets in Prepaid expenses and other current assets.

Costs related to environmental contamination treatment and clean-up are charged to expense. Estimated future incremental operations, maintenance and management costs directly related to remediation are accrued in the period in which such costs are determined to be probable and estimable.

Litigation Reserves

FASB Statement No. 5, Accounting for Contingencies, requires that we accrue for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. We expense professional fees associated with litigation claims and assessments as incurred.

Income Taxes

We provide for income taxes using the asset and liability method as required by FASB Statement No. 109, Accounting for Income Taxes (FASB 109). This approach recognizes the amount of income taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates. Under FASB 109, a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income.

Share-Based Compensation

On January 1, 2006, we adopted FASB Statement No. 123 (Revised), Share-Based Payment (FASB 123(R)), which is a revision to FASB Statement No. 123. FASB 123(R) requires the recognition of compensation expense for a share-based award over an employee’s requisite service period based on the award’s grant date fair value, subject to adjustment.

We adopted FASB 123(R) using the modified prospective method, which requires companies to record compensation cost beginning with the effective date based on the requirements of FASB 123(R) for all share-based payments granted after the effective date. All awards granted to employees prior to the effective date of FASB 123(R) that remain unvested at the adoption date will continue to be expensed over the remaining service period. Additionally, we determined that all of our compensation plans settled in cash are considered liability based awards. As such, liabilities for awards under these plans are required to be measured at each reporting date until the date of settlement. Various valuation methods were used to determine the fair value of these awards.

Cash flows resulting from tax benefits for deductions in excess of compensation cost recognized are classified within financing cash flows.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Translation

In accordance with FASB Statement No. 52, Foreign Currency Translation, the assets and liabilities of foreign operations, whose functional currency is other than the U.S. dollar (located in Europe and Asia), are translated to U.S. dollars at the period end exchange rates and revenues and expenses are translated at average exchange rates for the period. Differences arising from the translation of assets and liabilities are included in the currency translation adjustment (CTA) component of accumulated other comprehensive income. If there is a reduction in our ownership in a foreign operation, the relevant portion of the CTA is recognized in Other (income) expenses, net.

For all operations, the remeasurement of monetary items denominated in currencies other than the functional currency produce transaction gains and losses. For these operations, the monetary items denominated in currencies other than the functional currency are remeasured at period exchange rates and transaction gains and losses are included in Other (income) expenses, net in our consolidated statements of operations. Non-monetary items are remeasured at historical rates.

Research and Development

We incur costs in connection with research and development programs that are expected to contribute to future earnings, and charge such costs against income as incurred. Research and development costs consist primarily of salaries and administrative costs.

Restructuring Activities

Restructuring charges, net include employee severance and benefit costs, impairments of assets, and other costs associated with exit activities. We apply the provisions of FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FASB 146) relating to one-time termination benefits. Severance costs accounted for under FASB 146 are recognized when management with the proper level of authority has committed to a restructuring plan and communicated those actions to employees. Impairment losses are based upon the estimated fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. Other exit costs include environmental remediation costs and contract termination costs, primarily related to equipment and facility lease obligations. At each reporting date, we evaluate the accruals for restructuring costs to ensure the accruals are still appropriate.

Recently Adopted Accounting Standards

The following accounting standards have been adopted by us during the twelve months ended March 31, 2009.

During the quarter ended March 31, 2009, we adopted FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FASB 161). FASB 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under FASB 133 and its related interpretations and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. This standard had no impact on our consolidated financial position, results of operations and cash flows.

During the quarter ended December 31, 2008, we adopted FASB Staff Position (FSP) No. FAS 140-4 and FASB Interpretation No. 46(R)-8 (FIN 46(R)-8), Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities. FIN 46(R)-8 calls for enhanced disclosures by public entities about interests in variable interest entities (VIE) and provides users of the financial statements

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with greater transparency about an enterprise’s involvement with variable interest entities. This FSP had no impact on our consolidated financial position, results of operation and cash flows.

On April 1, 2008, we adopted FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115 (FASB 159). FASB 159 permits entities to choose to measure financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the “fair value option”) with changes in fair value reported in earnings each reporting period. The fair value option enables some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently without applying the complex hedge accounting requirements under FASB 133, to achieve similar results. We previously recorded our derivative contracts and hedging activities at fair value in accordance with FASB 133. We did not elect the fair value option for any other financial instruments or certain other financial assets and liabilities that were not previously required to be measured at fair value.

On April 1, 2008, we adopted FASB Statement No. 157, Fair Value Measurements (FASB 157), as it relates to financial assets and financial liabilities. On October 10, 2008, we adopted FASB Staff Position FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP FAS 157-3). The FSP clarifies the application of FASB 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 is effective for prior periods for which financial statements have not been issued. This standard had no impact on our consolidated financial position, results of operation and cash flows. See Note 17 — Fair Value of Assets and Liabilities regarding our adoption of this standard.

On April 1, 2008, we adopted FASB Staff Position No. FIN 39-1, Amendment of FASB Interpretation No. 39, (FSP FIN 39-1). FSP FIN 39-1 amends FASB Statement No. 39, Offsetting of Amounts Related to Certain Contracts, by permitting entities that enter into master netting arrangements as part of their derivative transactions to offset in their financial statements net derivative positions against the fair value of amounts (or amounts that approximate fair value) recognized for the right to reclaim cash collateral or the obligation to return cash collateral under those arrangements. Our adoption of this standard did not have a material impact on our consolidated financial position, results of operations and cash flows.

Recently Issued Accounting Standards

The following new accounting standards have been issued, but have not yet been adopted by us as of March 31, 2009, as adoption is not required until future reporting periods.

In April 2009, the FASB issued FASB Staff Position No. 107-1 (FSP FAS 107-1) and APB Opinion 28-1 (APB 28-1), Interim Disclosures about Fair Value of Financial Instruments. FSP FAS 107-1 and APB 28-1 amends FASB 107 and APB Opinion No. 28, Interim Financial Reporting, to require disclosures about the fair value of financial instruments for interim reporting periods. FSP FAS 107-1 and APB 28-1 will be effective for interim reporting periods ending after June 15, 2009. As FSP FAS 107-1 and APB 28-1 only require enhanced disclosures, they will have no impact on our consolidated financial position, results of operation and cash flows.

In April 2009, the FASB issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). FSP FAS 157-4 provides additional guidance in accordance with FASB No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability has significantly decreased. FSP FAS 157-4 will be effective for interim and annual reporting periods ending after June 15, 2009. This standard will have no impact our consolidated financial position, results of operations and cash flows.

In April 2009, the FASB issued FASB Staff Position No. 115-2 (FSP FAS 115-2) and FASB Staff Position No. 124-2 (FSP FAS 124-2), Recognition of Other-than-Temporary-Impairments. FSP FAS No. 115-2 and FSP FAS No. 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt and equity

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

securities. FSP FAS No. 115-2 and FSP FAS No. 124-2 will be effective for interim and annual reporting periods ending after June 15, 2009. This standard will have no impact our consolidated financial position, results of operations and cash flows.

In December 2008, the FASB issued FSP No. 132(R)-1, Employers’ Disclosures about Pensions and Other Postretirement Benefits (FSP No. 132(R)-1). FSP No. 132(R)-1 requires that an employer disclose the following information about the fair value of plan assets: 1) how investment allocation decisions are made, including the factors that are pertinent to understanding of investment policies and strategies; 2) the major categories of plan assets; 3) the inputs and valuation techniques used to measure the fair value of plan assets; 4) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and 5) significant concentrations of risk within plan assets. FSP No. 132(R)-1 will be effective for fiscal years ending after December 15, 2009, with early application permitted. At initial adoption, application of FSP No. 132(R)-1 would not be required for earlier periods that are presented for comparative purposes. This standard will have no impact on our consolidated financial position, results of operations and cash flows.

In November 2008, the Emerging Issues Task Force (EITF) issued Issue No. 08-06, Equity Method Investment Accounting Considerations (EITF 08-06). EITF 08-6 address questions that have arisen about the application of the equity method of accounting for investments acquired after the effective date of both FASB 141(R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. EITF 08-06 clarifies how to account for certain transactions involving equity method investments. EITF 08-6 is effective on a prospective basis for fiscal years beginning after December 15, 2008, with early adoption prohibited. This standard will have no impact our consolidated financial position, results of operations and cash flows.

In April 2008, the FASB issued Staff Position No. FAS 142-3, Determination of Useful Life of Intangible Assets (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB 142. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We have not yet commenced evaluating the potential impact, if any, of the adoption of FSP FAS 142-3 on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued Statement No. 141 (Revised), Business Combinations (FASB 141(R)). FASB 141(R) establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FASB 141(R) also requires acquirers to estimate the acquisition-date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. We will be required to apply this new standard prospectively to business combinations occurring after March 31, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FASB 141(R) amends certain provisions of FASB 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FASB 141(R) would also apply the provisions of FASB 141(R). Early adoption is prohibited.

We have determined that all other recently issued accounting standards will not have a material impact on our consolidated financial position, results of operations or cash flows, or do not apply to our operations.

2.	LIQUIDITY

We believe we have adequate liquidity to meet our operational and capital requirements for the foreseeable future. Our primary sources of liquidity are available cash and cash equivalents, borrowing

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

availability under our revolving credit facility and future cash generated by operating activities. During the first nine months of fiscal 2009, our liquidity position decreased significantly as the global recession led to a rapid decline in aluminum prices and end-customer demand for flat-rolled products. However, we believe aluminum prices have stabilized and that there is limited risk of further significant volume declines in fiscal 2010 due to the volume of our sales into the beverage can sheet market. We had stable liquidity in the fourth quarter of fiscal 2009 and expect to operate with positive cash flow in 2010, despite continued low levels of demand and net cash outflows to settle derivative positions. This reflects our ongoing efforts to preserve liquidity through cost and capital spending controls and effective management of working capital. Risks associated with supplier terms, customer credit and broker hedging capacity, while still present to some degree, have been managed to date with minimal negative impact on our business. Although there can be no assurances that further deterioration in global market conditions would not negatively impact our liquidity in 2010, we believe that our liquidity position will improve during fiscal 2010, due primarily to expected reduced cash outflows for metal derivatives and cash savings from previously-announced restructuring programs.

3.	IMPAIRMENT OF GOODWILL AND INVESTMENT IN AFFILIATE

In accordance with FASB 142, we evaluate the carrying value of goodwill for potential impairment annually during the fourth quarter of each fiscal year or on an interim basis if an event occurs or circumstances change that indicate that the fair value of a reporting unit is likely to be below its carrying value. During the third quarter of fiscal 2009, we concluded that interim impairment testing was required due to the recent deterioration in the global economic environment and the resulting significant decrease in both the market capitalization of our parent company and the valuation of our publicly traded 7.25% Senior Notes.

We test consolidated goodwill for impairment using a fair value approach at the reporting unit level. We use our operating segments as our reporting units and perform our goodwill impairment test in two steps. Step one compares the fair value of each reporting unit (operating segment) to its carrying amount. If step one indicates that an impairment potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value.

Quarter Ended December 31, 2008 Impairment Testing

For purposes of our step one analysis, our estimate of fair value of each reporting unit is based on a combination of (1) quoted market prices/relationships (the market approach), (2) discounted cash flows (the income approach) and (3) a stock price build-up approach (the build-up approach). Under the market approach, the fair value of each reporting unit was determined based upon comparisons to public companies engaged in similar businesses. Under the income approach, the fair value of each reporting unit was based on the present value of estimated future cash flows. The income approach is dependent on a number of significant management assumptions including estimated demand in each geographic market, future LME prices and the discount rate. The discount rate is commensurate with the risk inherent in the projected cash flows and reflects the rate of return required by an investor in the current economic conditions. Under the build-up approach, which is a variation of the market approach, we estimated the fair value of each reporting unit based on the estimated contribution of each of the reporting units to Hindalco’s total business enterprise value. The estimated fair value for each reporting unit was within the range of fair values yielded under each approach. The result of our step one test indicated a potential impairment.

For our reporting units in North America, Europe and South America, we proceeded to step two for the goodwill impairment calculation in which we determined the implied fair value of the goodwill and compared it to the carrying value of the goodwill. We allocated the fair value of the reporting unit to all of its assets and liabilities as if the reporting unit has been acquired and the fair value was the price paid to acquire each reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities is the implied fair value of the reporting unit’s goodwill. Step two was not performed for Asia as no goodwill has been allocated to this reporting unit.

As a result of our step two evaluation, we recorded a $1.34 billion impairment charge in the quarter ended December 31, 2008. We finalized our interim goodwill impairment test in the fourth quarter which resulted in no adjustment to the charge as recorded.

We also evaluated the carrying value of our investment in Aluminium Norf GmbH for impairment. This resulted in an impairment charge of $160 million, which is reported in Equity in net (income) loss of non-consolidated affiliates on the consolidated statement of operations.

Year End Impairment Testing

Our annual goodwill impairment test was performed in the fourth quarter and no additional impairment was identified. The table below summarizes goodwill by reporting unit (in millions).

	March 31,		Other	March 31,
Reporting Unit	2008(A)	Impairments	Adjustments(B)	2009
	Successor			Successor

North America	$1,149	$(860)	$(1)	$288
Europe	518	(330)	(7)	181
South America	263	(150)	—	113

	$1,930	$(1,340)	$(8)	$582

(A)	See Note 1 — Business and Summary of Significant Accounting Policies (Reclassifications) for discussion of goodwill balance reclassification at March 31, 2008.

(B)	Other adjustments include: (1) an adjustment in North America for final payment related to the transfer of pension plans in Canada for employees who elected to transfer their past service to Novelis during the quarter ended June 30, 2008 and (2) adjustments in Europe related to tax audits during the year ended March 31, 2009.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	RESTRUCTURING PROGRAMS

The following table summarizes the restructuring activity by region (in millions). Restructuring charges, net on the consolidated statement of operations for the year ended March 31, 2009 of $95 million include $22 million of non-cash charges related to restructuring actions in Europe and Asia, discussed below.

		North		South		Restructuring
	Europe	America	Asia	America	Corporate	Reserves

Predecessor
Balance as of December 31, 2006	$33	$—	$—	$—	$1	$34
January 1, 2007 to March 31, 2007 Activity:
Provisions (recoveries), net	9	—	—	—	—	9
Cash payments	(5)	—	—	—	(1)	(6)
Adjustments — other	(1)	—	—	—	—	(1)

Balance as of March 31, 2007	36	—	—	—	—	36
April 1, 2007 to May 15, 2007 Activity:
Provisions (recoveries), net	1	—	—	—	—	1
Cash payments	(1)	—	—	—	—	(1)
Adjustments — other	1	—	—	—	—	1

Balance as of May 15, 2007	37	—	—	—	—	37

Successor
May 16, 2007 to March 31, 2008 Activity:
Provisions (recoveries), net	2	4	—	—	—	6
Cash payments	(20)	—	—	—	—	(20)
Adjustments — other	1	—	—	—	—	1

Balance as of March 31, 2008	20	4	—	—	—	24
Fiscal 2009 Activity:
Provisions (recoveries), net	53	16	1	2	1	73
Cash payments	(8)	(5)	(1)	—	—	(14)
Adjustments — other	(4)	1	—	—	—	(3)

Balance as of March 31, 2009	$61	$16	$—	$2	$1	$80

Year Ended March 31, 2009 Restructuring Activities

Europe

In March 2009, we announced the closure of our aluminum sheet mill in Rogerstone, South Wales, U.K. Operations ceased in April 2009, resulting in the elimination of 440 positions. The total amount expected to be incurred in connection with this action is $63 million, of which $60 million was recorded in the year ended March 31, 2009. Included within the $60 million recorded for the year ended March 31, 2009 was the following (in millions):

Severance related costs	$20
Environmental remediation expense	20
Fixed asset impairments(A)	12
Write-down of parts and supplies(A)	8
Reduction of reserve associated with unfavorable contract(A)	(3)
Other exit costs	3

$60

(A)	These restructuring charges are not included in the restructuring provision table above but have been reflected as reductions to the respective balance sheet accounts.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

While no significant payments have been made related to this facility closure as of March 31, 2009, we expect all severance and other exit costs to be paid within one year. Environmental liabilities are projected to be settled through April 2011.

In March 2009, we announced a restructuring plan to streamline our operations at our Rugles facility located in Upper Normandy, France, which eliminates approximately 80 positions. The facility will continue operation of its five major processes, including continuous casting, breakdown/foilstock, rolling, grinding and finishing. For the year ended March 31, 2009, we recorded $9 million in severance-related costs.

In March 2009, we recorded $1 million in severance costs at our Ohle, Germany facility related to the elimination of 13 positions.

North America

In November 2008, we announced a Voluntary Separation Program (VSP) available to salaried employees in North America and the Corporate office aimed at reducing staff levels. This VSP supplemented a pre-existing Involuntary Severance Program (ISP). We eliminated approximately 120 positions for the year ended March 31, 2009, and recorded $16 million in severance-related costs for the VSP and ISP programs.

South America

In January 2009, we announced that we will cease production of alumina at our Ouro Preto facility in Brazil effective May 2009. The global economic crisis and the recent dramatic drop in alumina prices have made alumina production at Ouro Preto economically unfeasible. For the foreseeable future, the Ouro Preto facility will purchase alumina through third-parties. Approximately 290 positions were eliminated at Ouro Preto, including 150 employees and 140 contractors. For the year ended March 31, 2009, we recorded approximately $2 million in severance-related costs. Other exit costs include less than $1 million related to the idling of the refinery. Other activities related to the facility, including electric power generation and the production of primary aluminum, will continue unaffected.

Asia

In February 2009, we recorded approximately $1 million in severance-related costs related to a voluntary retirement program in Asia which eliminated 34 positions. Also, during the year ended March 31, 2009, we recorded an impairment charge of approximately $5 million in Novelis Korea due to the obsolescence of certain production related fixed assets. These restructuring charges are not included in the restructuring provision table above but have been reflected as reductions to the respective balance sheet account.

Year Ended March 31, 2008 Restructuring Activities

North America

In March 2008, management approved the closure of our light gauge converter products facility in Louisville, Kentucky. The closure is intended to bring the capacity of our North American operations in line with local market demand. As a result of the closure, we recognized approximately $5 million in restructuring charges during the quarter ended March 31, 2008. Our Louisville facility closed in June 2008.

Three Months Ended March 31, 2007 Restructuring Activities

Europe

In March 2007, management approved the proposed restructuring of our facilities in Bridgnorth, U.K. These proposed actions were intended to bring the capacity of our U.K. operations in line with local market demand and to reduce the cost of our U.K. operations. Certain production lines were shut down in the U.K. and volume was relocated to other European plants. For the three months ended March 31, 2007, we

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized approximately $8 million each in impairment charges on long-lived assets in the U.K. that will no longer be used and severance costs.

Year Ended December 31, 2006 Restructuring Activities

Europe

In December 2006, we announced several restructuring actions at our facilities in the U.K., Germany, France and Italy. These actions are intended to streamline the management of these operations. We incurred $2 million in severance-related costs through December 31, 2006 in connection with these programs. We incurred no additional costs related to these programs and we completed all actions by March 2008.

In August 2006, we announced a restructuring of our European central management and administration activities in Zurich, Switzerland to reduce overhead costs and streamline support functions. In addition, we exited our Neuhausen research and development center in Switzerland. Through March 31, 2008, we completed this action and incurred costs of approximately $4 million.

In July 2006, we announced restructuring actions at our Goettingen facility in Germany to reduce overhead administrative costs and streamline functions. We incurred approximately $5 million related primarily to severance costs through December 31, 2006. As of March 31, 2009, we have completed this action and have not incurred significant additional costs.

In March 2006, we announced the restructuring of our European operations, with the reorganization of our plants in Ohle and Ludenscheid, Germany, including the closing of two non-core business lines located within those facilities. In connection with the reorganization of our Ohle and Ludenscheid plants, we incurred costs of approximately $5 million during the year ended December 31, 2006. We do not anticipate future costs related to these programs to be significant and expect all obligations to be fulfilled by December 2011.

North America

In December 2006, we announced the closing of our Montreal planning office. We incurred approximately $1 million of severance-related costs through December 31, 2006. Through March 31, 2008, we completed this action and incurred no additional costs.

5.	ACCOUNTS RECEIVABLE

Accounts receivable consists of the following (in millions).

	March 31,
	2009	2008
	Successor	Successor

Trade accounts receivable	$1,002	$1,160
Other accounts receivable	49	89

Accounts receivable — third parties	1,051	1,249
Allowance for doubtful accounts — third parties	(2)	(1)

	1,049	1,248
Other accounts receivable — related parties	25	31

Accounts receivable, net	$1,074	$1,279

Allowance for Doubtful Accounts

The allowance for doubtful accounts is management’s best estimate of probable losses inherent in the accounts receivable balance. Management determines the allowance based on known uncollectible accounts,

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

historical experience and other currently available evidence. As of March 31, 2009 and 2008, our allowance for doubtful accounts represented approximately 0.2% and 0.1%, respectively, of gross accounts receivable.

Activity in the allowance for doubtful accounts is as follows (in millions).

	Balance at	Additions	Accounts
	Beginning	Charged to	Recovered/	Foreign Exchange	Balance at
	of Period	Expense	(Written-Off)	and Other	End of Period

Predecessor
Year Ended December 31, 2006	$26	$4	$(4)	$3	$29
Three Months Ended March 31, 2007	$29	$—	$—	$—	$29
April 1, 2007 Through May 15, 2007	$29	$—	$(2)	$1	$28

Successor
May 16, 2007 Through March 31, 2008	$—	$1	$—	$—	$1
Year Ended March 31, 2009	$1	$2	$(1)	$—	$2

Forfaiting of Trade Receivables

Novelis Korea Ltd. forfaits trade receivables in the ordinary course of business. These trade receivables are typically outstanding for 60 to 120 days. Forfaiting is a non-recourse method to manage credit and interest rate risks. Under this method, customers contract to pay a financial institution. The institution assumes the risk of non-payment and remits the invoice value (net of a fee) to us after presentation of a proof of delivery of goods to the customer. We do not retain a financial or legal interest in these receivables, and they are not included in the accompanying consolidated balance sheets. Forfaiting expenses are included in Selling, general and administrative expenses in our consolidated statements of operations.

Factoring of Trade Receivables

Our Brazilian operations factor, without recourse, certain trade receivables that are unencumbered by pledge restrictions. Under this method, customers are directed to make payments on invoices to a financial institution, but are not contractually required to do so. The financial institution pays us any invoices it has approved for payment (net of a fee). We do not retain financial or legal interest in these receivables, and they are not included in the accompanying consolidated balance sheets. Factoring expenses are included in Selling, general and administrative expenses in our consolidated statements of operations.

Summary Disclosures of Financial Amounts

The following tables summarize amounts relating to our forfaiting and factoring activities (in millions).

		May 16, 2007	April 1, 2007	Three Months	Year Ended
	Year Ended	Through	Through	Ended	December 31,
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Receivables forfaited	$570	$507	$51	$68	$424
Receivables factored	$70	$75	$—	$18	$71
Forfaiting expense	$5	$6	$1	$1	$5
Factoring expense	$1	$1	$—	$—	$1

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31,
	2009	2008
	Successor	Successor

Forfaited receivables outstanding	$71	$149
Factored receivables outstanding	$—	$—

6.	INVENTORIES

Inventories consist of the following (in millions).

	March 31,
	2009	2008
	Successor	Successor

Finished goods	$215	$381
Work in process	296	638
Raw materials	207	362
Supplies	79	75

	797	1,456
Allowances	(4)	(1)

Inventories	$793	$1,455

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consists of the following (in millions).

	As of March 31,
	2009	2008
	Successor	Successor

Land and property rights	$213	$258
Buildings	760	826
Machinery and equipment	2,495	2,460

	3,468	3,544
Accumulated depreciation and amortization	(741)	(331)

	2,727	3,213
Construction in progress	72	144

Property, plant and equipment, net	$2,799	$3,357

Due to the assignment of new fair values as a result of the Arrangement, we have no fully depreciated assets included in our consolidated balance sheet as of March 31, 2009 and 2008.

Total depreciation expense is shown in the table below (in millions). Capitalized interest related to construction of property, plant and equipment was immaterial in the periods presented.

	Year Ended	May 16, 2007	April 1, 2007	Three Months	Year Ended
	March 31,	Through	Through	Ended	December 31,
	2009	March 31, 2008	May 15, 2007	March 31, 2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Depreciation expense related to property, plant and equipment	$398	$338	$28	$58	$231

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Asset impairments

During the year ended March 31, 2009, we recorded $1 million of impairment charges, which is included in Other (income) expense, net on the consolidated statement of operations. We also recorded impairment charges totaling $17 million related to assets in Europe and Asia which have been included in Restructuring charges, net on the consolidated statement of operations (see Note 4 — Restructuring Programs).

During the period from May 16, 2007 through March 31, 2008, we recorded an impairment charge of $1 million in Novelis Italy due to the obsolescence of certain production related fixed assets.

Leases

We lease certain land, buildings and equipment under non-cancelable operating leases expiring at various dates through 2015, and we lease assets in Sierre, Switzerland including a 15-year capital lease through 2020 from Alcan. Operating leases generally have five to ten-year terms, with one or more renewal options, with terms to be negotiated at the time of renewal. Various facility leases include provisions for rent escalation to recognize increased operating costs or require us to pay certain maintenance and utility costs.

The following table summarizes rent expense included in our consolidated statements of operations (in millions):

	Year Ended	May 16, 2007	April 1, 2007	Three Months	Year Ended
	March 31,	Through	Through	Ended	December 31,
	2009	March 31, 2008	May 15, 2007	March 31, 2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Rent expense	$25	$27	$3	$4	$22

Future minimum lease payments as of March 31, 2009, for our operating and capital leases having an initial or remaining non-cancelable lease term in excess of one year are as follows (in millions). The future minimum lease payments for capital lease obligations exclude $3 million of unamortized fair value adjustments recorded as a result of the Arrangement (see Note 12 — Debt in the accompanying consolidated financial statements).

	Operating	Capital Lease
Year Ending March 31,	Leases	Obligations

2010	$19	$7
2011	16	7
2012	14	7
2013	13	7
2014	11	6
Thereafter	23	34

Total minimum lease payments	$96	68

Less: interest portion on capital lease		(21)

Principal obligation on capital leases		$47

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assets and related accumulated amortization under capital lease obligations as of March 31, 2009 and 2008 are as follows (in millions).

	March 31,
	2009	2008
	Successor	Successor

Assets under capital lease obligations:
Buildings	$9	$13
Machinery and equipment	63	55

	72	68
Accumulated amortization	(19)	(17)

	$53	$51

Sale of assets

There were no material sales of fixed assets during the year ended March 31, 2009. During March 2008, we sold land at our Kingston facility in Ontario, Canada for $5 million. No gain or loss was recognized on the sale. During the year ended December 31, 2006, we sold our rights to develop and operate two hydroelectric power plants in South America and recorded a pre-tax gain of approximately $11 million, included in Other (income) expenses, net in our consolidated statements of operations.

Asset Retirement Obligations

The following is a summary of our asset retirement obligation activity. The period-end balances are included in Other long-term liabilities in our consolidated balance sheets (in millions).

Predecessor
Asset retirement obligation as of December 31, 2006	$13
Liability incurred	1
Liability settled	—
Accretion	—

Asset retirement obligation as of March 31, 2007	14
Liability incurred	—
Liability settled	—
Accretion	—

Asset retirement obligation as of May 15, 2007	$14

Successor
Asset retirement obligation as of May 16, 2007	$14
Liability incurred	—
Liability settled	—
Accretion	2

Asset retirement obligation as of March 31, 2008	16
Liability incurred	—
Liability settled	—
Accretion	1
Other	(1)

Asset retirement obligation as of March 31, 2009	$16

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	INTANGIBLE ASSETS

The components of intangible assets were as follows (in millions).

	March 31, 2009 — Successor				March 31, 2008 — Successor
	Gross		Net	Weighted	Gross		Net	Weighted
	Carrying	Accumulated	Carrying	Average	Carrying	Accumulated	Carrying	Average
	Amount	Amortization	Amount	Life	Amount	Amortization	Amount	Life

Tradenames	$140	$(13)	$127	20 years	$152	$(6)	$146	20 years
Technology	165	(21)	144	15 years	169	(10)	159	15 years
Customer-related intangible assets	459	(43)	416	20 years	484	(21)	463	20 years
Favorable energy supply contract	124	(28)	96	9.5 years	124	(13)	111	9.5 years
Other favorable contracts	13	(9)	4	3.3 years	15	(6)	9	3.3 years

	$901	$(114)	$787	17.2 years	$944	$(56)	$888	17.2 years

Our favorable energy supply contract and other favorable contracts are amortized over their estimated useful lives using methods that reflect the pattern in which the economic benefits are expected to be consumed. All other intangible assets are amortized using the straight-line method.

Amortization expense related to intangible assets is as follows (in millions):

	Year Ended	May 16, 2007	April 1, 2007	Three Months	Year Ended
	March 31,	Through	Through	Ended	December 31,
	2009	March 31, 2008	May 15, 2007	March 31, 2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Total Amortization expense related to intangible assets	$59	$56	$—	$—	$2
Less: Amortization expense related to intangible assets included in Cost of goods sold (exclusive of depreciation and amortization)(A)	18	19	—	—	—

Amortization expense related to intangible assets included in Depreciation and amortization	$41	$37	$—	$—	$2

(A)	Relates to amortization of favorable energy and other supply contracts.

Estimated total amortization expense related to intangible assets for each of the five succeeding fiscal years is as follows (in millions). Actual amounts may differ from these estimates due to such factors as customer turnover, raw material consumption patterns, impairments, additional intangible asset acquisitions and other events.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Year Ending March 31,

2010	$58
2011	55
2012	54
2013	54
2014	53

9.	CONSOLIDATION OF VARIABLE INTEREST ENTITIES

We have a variable interest in Logan Aluminum, Inc. (Logan) and have concluded that we are the primary beneficiary. As a result, this entity is consolidated pursuant to FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities (FIN 46(R)) in all periods presented. All significant intercompany transactions and balances have been eliminated.

Logan Organization and Operations

In 1985, Alcan purchased an interest in Logan to provide tolling services jointly with ARCO Aluminum, Inc. (ARCO). Logan produces approximately one-third of the can sheet utilized in the U.S. can sheet market. According to the joint venture agreements between Alcan and ARCO, Alcan owned 40 shares of Class A common stock and ARCO owned 60 shares of Class B common stock in Logan. Each share provides its holder with one vote, regardless of class. However, Class A shareholders have the right to select four directors, and Class B shareholders have the right to select three directors. Generally, a majority vote is required for the Logan board of directors to take action. In connection with our spin-off from Alcan in January 2005, Alcan transferred all of its rights and obligations under a joint venture agreement and subsequent ancillary agreements (collectively, the JV Agreements) to us.

Logan processes metal received from Novelis and ARCO and charges the respective partner a fee to cover expenses. Logan has no equity and relies on the regular reimbursement of costs and expenses by Novelis and ARCO to fund its operations. This reimbursement is considered a variable interest as it constitutes a form of financing of the activities of Logan. Other than these contractually required reimbursements, we do not provide other additional support to Logan. We are obligated to absorb a majority of the risk of loss; however, Logan’s creditors do not have recourse to our general credit.

Primary Beneficiary

A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and noncontrolling interests at fair value. Generally, the primary beneficiary is the reporting enterprise with a variable interest in the entity that is obligated to absorb the majority (greater than 50%) of the VIE’s expected loss.

Based upon a previous restructuring program, Novelis acquired the right to use the excess capacity at Logan. To utilize this capacity, we installed and have sole ownership of a cold mill at the Logan facility which enabled us have the ability to take the majority share of production and costs. These facts qualify Novelis as Logan’s primary beneficiary under FIN 46(R).

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Carrying Value

The following table summarizes the carrying value and classification on our consolidated balance sheets of assets and liabilities owned by the Logan joint venture and consolidated under FIN 46(R) (in millions). There are significant other assets used in the operations of Logan that are not part of the joint venture.

	March 31,
	2009	2008
	Successor	Successor

Current assets	$64	$61
Total assets	$124	$106
Current liabilities	$(35)	$(39)
Total liabilities	$(135)	$(112)
Net carrying value	$(11)	$(6)

10.	INVESTMENT IN AND ADVANCES TO NON-CONSOLIDATED AFFILIATES AND RELATED PARTY TRANSACTIONS

The following table summarizes the ownership structure and our ownership percentage of the non-consolidated affiliates in which we have an investment as of March 31, 2009, and which we account for using the equity method. We do not control our non-consolidated affiliates, but have the ability to exercise significant influence over their operating and financial policies. We have no material investments that we account for using the cost method.

		Ownership
Affiliate Name	Ownership Structure	Percentage

Aluminium Norf GmbH	Corporation	50%
Consorcio Candonga	Unincorporated Joint Venture	50%
MiniMRF LLC	Limited Liability Company	50%
Deutsche Aluminium Verpackung Recycling GmbH	Corporation	30%
France Aluminium Recyclage S.A.	Public Limited Company	20%

In September 2007, we completed the dissolution of EuroNorca Partners, and we received approximately $2 million upon the completion of liquidation proceedings. No gain or loss was recognized on the liquidation.

In November 2006, we sold the common and preferred shares of our 25% interest in Petrocoque S.A. Industria e Comercio (Petrocoque) to the other shareholders of Petrocoque. Prior to the sale, we accounted for Petrocoque using the equity method of accounting. The results of operations of Petrocoque through the date of sale are included in the table below.

The following table summarizes the condensed assets, liabilities and equity of our equity method affiliates (on a 100% basis, in millions) on a historical basis of accounting. The results do not include the unamortized fair value adjustments relating to our non-consolidated affiliates due to the Arrangement. As of March 31,

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2009 and 2008, there were $551 million and $766 million, respectively, of unamortized fair value adjustments recorded in Investment in and advances to non-consolidated affiliates.

	March 31,
	2009	2008

Assets:
Current assets	$158	$192
Non-current assets	560	677

Total assets	$718	$869

Liabilities:
Current liabilities	$128	$151
Non-current liabilities	254	359

Total liabilities	382	510
Equity:
Novelis	168	180
Third parties	168	179

Total liabilities and equity	$718	$869

The following table summarizes the condensed results of operations of our equity method affiliates (on a 100% basis, in millions) on a historical basis of accounting. These results do not include the incremental depreciation and amortization expense that we record in our equity method accounting, which arises as a result of the amortization of fair value adjustments we made to our investments in non-consolidated affiliates due to the Arrangement. These results also do not include the $160 million impairment charge to reduce the carrying value of our investment in Aluminium Norf GmbH for the year ended March 31, 2009. (See Note 3 — Impairment of Goodwill and Investment in Affiliate.)

	Year	May 16, 2007	April 1, 2007	Three Months	Year
	Ended	Through	Through	Ended	Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006

Net sales	$553	$564	$45	$127	$558
Costs, expenses and income taxes	511	495	43	122	521

Net income	$42	$69	$2	$5	$37

The table below summarizes our incremental depreciation and amortization expense on our equity method investments due to the Arrangement.

	Year	May 16, 2007
	Ended	Through
	March 31, 2009	March 31, 2008
	Successor	Successor

Incremental depreciation and amortization expense	$48	$39
Tax benefit(A)	(15)	(29)

Incremental depreciation and amortization expense, net	$33	$10

(A)	The tax benefits for the period from May 16, 2007 through March 31, 2008 includes tax benefits associated with amortization and a statutory tax rate change recorded as part of our equity method accounting

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for these investments. There were no such statutory tax rate changes in the other period noted in the table above.

Included in the accompanying consolidated financial statements are transactions and balances arising from business we conduct with these non-consolidated affiliates, which we classify as related party transactions and balances. The following table describes the nature and amounts of transactions that we had with related parties (in millions).

	Year	May 16, 2007	April 1, 2007	Three Months	Year
	Ended	Through	Through	Ended	Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Purchases of tolling services, electricity and inventories
Aluminium Norf GmbH(A)	$257	$253	$21	$61	$227
Consorcio Candonga(B)	18	24	1	3	14
Petrocoque S.A. Industria e Comercio(C)	n.a.	n.a.	n.a.	n.a.	2

Total purchases from related parties	$275	$277	$22	$64	$243

Interest (income) expense
Aluminium Norf GmbH(D)	$—	$1	$—	$—	$(1)

(A)	We purchase tolling services (the conversion of customer-owned metal) from Aluminium Norf GmbH.

(B)	We obtain electricity from Consorcio Candonga for our operations in South America.

(C)	We purchased calcined-coke from Petrocoque for use in our smelting operations in South America. As previously discussed, we sold our interest in Petrocoque in November 2006. They are not considered a related party in periods subsequent to November 2006.

(D)	We earn interest income on a loan due from Aluminium Norf GmbH.

n.a. not applicable — see (C).

The following table describes the period-end account balances that we have with these non-consolidated affiliates, shown as related party balances in the accompanying consolidated balance sheets (in millions).

	March 31,
	2009	2008
	Successor	Successor

Accounts receivable(A)	$25	$31
Other long-term receivables(A)	$23	$41
Accounts payable(B)	$48	$55

(A)	The balances represent current and non-current portions of a loan due from Aluminium Norf GmbH.

(B)	We purchase tolling services from Aluminium Norf GmbH and electricity from Consorcio Candonga.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are comprised of the following (in millions).

	March 31,
	2009	2008
	Successor	Successor

Accrued compensation and benefits	$103	$141
Accrued settlement of legal claim	—	39
Accrued interest payable	12	15
Accrued income taxes	33	37
Current portion of fair value of unfavorable sales contracts	152	242
Other current liabilities	216	230

Accrued expenses and other current liabilities	$516	$704

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	DEBT

Debt consists of the following (in millions).

	March 31, 2009					March 31, 2008
				Unamortized			Unamortized
	Interest			Fair Value	Carrying		Fair Value	Carrying
	Rates(A)		Principal	Adjustments(B)	Value	Principal	Adjustments(B)	Value
				Successor			Successor

Long-term debt, net of current portion — third parties:
Novelis Inc.
7.25% Senior Notes, due February 2015	7.25%		$1,124	$47	$1,171	$1,399	$67	$1,466
Floating rate Term Loan facility, due July 2014	3.21	%(C)	295	—	295	298	—	298
Novelis Corporation
Floating rate Term Loan facility, due July 2014	3.21	%(C)	867	(54)	813	655	—	655
Novelis Switzerland S.A.
Capital lease obligation, due December 2019 (Swiss francs (CHF) 51 million)	7.50%		45	(3)	42	54	(4)	50
Capital lease obligation, due August 2011 (CHF 3 million)	2.49%		2	—	2	3	—	3
Novelis Korea Limited
Bank loan, due October 2010	5.44%		100	—	100	100	—	100
Bank loan, due February 2010 (Korean won (KRW) 50 billion)	3.94%		37	—	37	—	—	—
Bank loan, due May 2009 (KRW 10 billion)	7.47%		7	—	7	—	—	—
Bank loans, due September 2010 through June 2011 (KRW 308 million)	3.24	%(D)	—	—	—	1	—	1
Other
Other debt, due April 2009 through December 2012	0.61	%(D)	1	—	1	2	—	2

Total debt — third parties			2,478	(10)	2,468	2,512	63	2,575
Less: current portion			(59)	8	(51)	(15)	—	(15)

Long-term debt, net of current portion — third parties:			$2,419	$(2)	$2,417	$2,497	$63	$2,560

Long-term debt, net of current portion — related party
Novelis Inc.
Unsecured credit facility — related party, due January 2015	13.00%		$91	$—	$91	$—	$—	$—

(A)	Interest rates are as of March 31, 2009 and exclude the effects of accretion/amortization of fair value adjustments as a result of the Arrangement.

(B)	Debt existing at the time of the Arrangement was recorded at fair value. Additional floating rate Term Loan with a face value of $220 million issued in March 2009 was recorded at a fair value of $165 million. See discussion below.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(C)	Excludes the effect of related interest rate swaps and the effect of accretion of fair value.

(D)	Weighted average interest rate.

Principal repayment requirements for our total debt over the next five years and thereafter (excluding unamortized fair value adjustments and using rates of exchange as of March 31, 2009 for our debt denominated in foreign currencies) are as follows (in millions).

Year Ending March 31,	Amount

2010	$59
2011	116
2012	16
2013	16
2014	15
Thereafter	2,347

Total	$2,569

7.25% Senior Notes

On February 3, 2005, we issued $1.4 billion aggregate principal amount of senior unsecured debt securities (Senior Notes). The Senior Notes were priced at par, bear interest at 7.25% and mature on February 15, 2015.

As a result of the Arrangement, the Senior Notes were recorded at their fair value of $1.474 billion based on their market price of 105.25% of $1,000 face value per bond as of May 14, 2007. The incremental fair value of $74 million is being amortized over the remaining life of the Senior Notes as an offset to interest expense using the effective interest amortization method.

Under the indenture that governs the Senior Notes, we are subject to certain restrictive covenants applicable to incurring additional debt and providing additional guarantees, paying dividends beyond certain amounts and making other restricted payments, sales and transfers of assets, certain consolidations or mergers, and certain transactions with affiliates.

In March 2009, we recognized a $122 million pre-tax gain on the extinguishment of debt as part of a debt restructuring action. We exchanged Senior Notes with a principal value of $275 million for additional floating rate Term Loan with a face value of $220 million and estimated fair value of $165 million. In accordance with EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, the exchange was accounted for as a debt extinguishment and issuance of new debt, with the fair value of the Term Loan used to determine the gain on extinguishment. The carrying value of the Senior Notes used in the gain calculation includes $12 million representing the pro rata allocation of the remaining unamortized fair value adjustment that was established in connection with the Arrangement.

Credit Agreements

On July 6, 2007, we entered into new senior secured credit facilities with a syndicate of lenders led by affiliates of UBS and ABN AMRO (Credit Agreements) providing for aggregate borrowings of up to $1.76 billion. The Credit Agreements consist of (1) a $960 million seven-year Term Loan facility (Term Loan facility) and (2) an $800 million five year multi-currency asset-based revolving credit line and letter of credit facility (ABL facility).

Under the ABL facility, interest charged is dependent on the type of loan as follows: (1) any swingline loan or any loan categorized as an ABR borrowing will bear interest at an annual rate equal to the alternate

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

base rate (which is the greater of (a) the base rate in effect on a given day and (b) the federal funds effective rate in effect on a given day, plus 0.50%) plus the applicable margin; (2) Eurocurrency loans will bear interest at an annual rate equal to the adjusted LIBOR rate for the applicable interest period, plus the applicable margin; (3) loans designated as Canadian base rate borrowings will bear an annual interest rate equal to the Canadian base rate (CAPRIME), plus the applicable margin; (4) loans designated as bankers acceptances (BA) rate loans will bear interest at the average discount rate offered for bankers’ acceptances for the applicable BA interest period, plus the applicable margin and (5) loans designated as Euro Interbank Offered Rate (EURIBOR) loans will bear interest annually at a rate equal to the adjusted EURIBOR rate for the applicable interest period, plus the applicable margin. Applicable margins under the ABL facility depend upon excess availability levels calculated on a quarterly basis.

Generally, for both the Term Loan facility and ABL facility, interest rates reset every three months and interest is payable on a monthly, quarterly, or other periodic basis depending on the type of loan.

The proceeds from the Term Loan facility of $960 million, drawn in full at the time of closing, and an initial draw of $324 million under the ABL facility were used to pay off our old senior secured credit facility, pay for debt issuance costs of the Credit Agreements and provide for additional working capital. Mandatory minimum principal amortization payments under the Term Loan facility are $2.4 million per calendar quarter. Additional mandatory prepayments are required to be made for certain collateral liquidations, asset sales, debt and preferred stock issuances, equity issuances, casualty events and excess cash flow (as defined in the Credit Agreements). Any unpaid principal is due in full on July 6, 2014.

Under the Term Loan facility, loans characterized as alternate base rate (ABR) borrowings bear interest annually at a rate equal to the alternate base rate (which is the greater of (a) the base rate in effect on a given day and (b) the federal funds effective rate in effect on a given day, plus 0.50%) plus the applicable margin. Loans characterized as Eurocurrency borrowings bear interest at an annual rate equal to the adjusted LIBOR rate for the interest period in effect, plus the applicable margin.

Borrowings under the ABL facility are generally based on 85% of eligible accounts receivable and 70% to 75% of eligible inventories. Commitment fees ranging from 0.25% to 0.375% are based on average daily amounts outstanding under the ABL facility during a fiscal quarter and are payable quarterly.

The Credit Agreements include customary affirmative and negative covenants. Under the ABL facility, if our excess availability, as defined under the borrowing, is less than $80 million, we are required to maintain a minimum fixed charge coverage ratio of 1 to 1. As of March 31, 2009, our fixed charge coverage ratio is less than 1 to 1, resulting in a reduction of availability under our ABL facility of $80 million. Substantially all of our assets are pledged as collateral under the Credit Agreements.

As discussed above, in March 2009, we issued an additional Term Loan with a face value of $220 million in exchange for $275 million of Senior Notes. The additional Term Loan was recorded at a fair value of $165 million determined using a discounted cash flow model. The difference between the fair value and the face value of the new Term Loan will be accreted over the life of the Term Loan using the effective interest method, resulting in additional non-cash interest expense.

Interest Rate Swaps

As of March 31, 2009, we had entered into interest rate swaps to fix the variable LIBOR interest rate on $700 million of our floating rate Term Loan facility. We are still obligated to pay any applicable margin, as defined in our Credit Agreements. Interest rate swaps related to $400 million at an effective weighted average interest rate of 4.0% expire March 31, 2010. In January 2009, we entered into two interest rate swaps to fix the variable LIBOR interest rate on an additional $300 million of our floating Term Loan facility at a rate of 1.49%, plus any applicable margin. These interest rate swaps are effective from March 31, 2009 through March 31, 2011.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of March 31, 2009 approximately 71% of our debt was fixed rate and approximately 29% was variable-rate.

Unsecured Credit Facility

In February 2009, to assist in maintaining adequate liquidity levels, we entered into an unsecured credit facility of $100 million (the Unsecured Credit Facility) with a scheduled maturity date of January 15, 2015 from an affiliate of the Aditya Birla group. Any advance of the Unsecured Credit Facility is deemed to be a permanent reduction of the loan and any part of the loan which is repaid may not be re-borrowed. For each advance under the credit facility, interest is payable quarterly at a rate of 13% per annum prior to the first anniversary of the advance and 14% per annum thereafter, until the earlier of repayment or maturity.

Under the Unsecured Credit Facility, we are subject to certain negative covenants applicable to the restriction of prepayments of other indebtedness and to certain modification of our Credit Agreements and 7.25% Senior Notes.

As of March 31, 2009, we have drawn down $91 million of this facility.

Short-Term Borrowings and Lines of Credit

As of March 31, 2009, our short-term borrowings were $264 million consisting of (1) $231 million of short-term loans under our ABL facility, (2) a $9 million short-term loan in Italy, (3) a $22 million short-term loan in Korea and (4) $2 million in bank overdrafts. As of March 31, 2009, $42 million of our ABL facility was utilized for letters of credit and we had $233 million in remaining availability under this revolving credit facility before the covenant related restriction discussed above.

As of March 31, 2009, we had an additional $92 million outstanding under letters of credit in Korea not included in our revolving credit facility. The weighted average interest rate on our total short-term borrowings was 2.75% and 4.12% as of March 31, 2009 and 2008, respectively.

Korean Bank Loans

In December 2004, we entered into (1) a $70 million floating rate loan and (2) a KRW 25 billion ($25 million) floating rate loan, both due in December 2007. We immediately entered into an interest rate and cross currency swap on the $70 million floating rate loan through a 4.55% fixed rate KRW 73 billion ($73 million) loan and an interest rate swap on the KRW 25 billion floating rate loan to fix the interest rate at 4.45%. In October 2007, we entered into a $100 million floating rate loan due October 2010 and immediately repaid the $70 million loan. In December 2007, we repaid the KRW 25 billion loan from the proceeds of the $100 million floating rate loan. Additionally, we immediately entered into an interest rate swap and cross currency swap for the $100 million floating rate loan through a 5.44% fixed rate KRW 92 billion ($92 million) loan.

In November 2008, we entered into a 7.47% interest rate KRW 10 billion ($7 million) bank loan due May 2009. In February 2009, we entered into a 3.94% interest rate KRW 50 billion ($37 million) bank loan due February 2010.

Capital Lease Obligations

In December 2004, we entered into a fifteen-year capital lease obligation with Alcan for assets in Sierre, Switzerland, which has an interest rate of 7.5% and fixed quarterly payments of CHF 1.7 million, which is equivalent to $1.5 million at the exchange rate as of March 31, 2009.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2005, we entered into a six-year capital lease obligation for equipment in Switzerland which has an interest rate of 2.49% and fixed monthly payments of CHF 0.1 million, which is equivalent to $0.1 million at the exchange rate as of March 31, 2009.

13.	SHARE-BASED COMPENSATION

Share-Based Compensation Expense

Total share-based compensation expense for active and inactive plans for the respective periods, including amounts related to the cumulative effect of an accounting change (exclusive of income taxes) from adopting FASB Statement No. 123(R) on January 1, 2006, is presented in the table below (in millions). These amounts are included in Selling, general and administrative expenses in our consolidated statements of operations. For the year ended March 31, 2009, total compensation expense related to share-based awards was less than $1 million, and therefore are not included in the table.

	May 16, 2007	April 1, 2007	Three Months	Year Ended
	Through	Through	Ended	December 31,
	March 31, 2008	May 15, 2007	March 31, 2007	2006
	Successor	Predecessor	Predecessor	Predecessor
Active Plans(A):
Recognition Awards(B)	$2.3	$1.5	$0.5	$0.5

Inactive Plans:
Novelis 2006 Incentive Plan (stock options)	n.a.	14.5	0.9	0.7
Novelis 2006 Incentive Plan (stock appreciation rights)	n.a.	5.6	1.4	0.4
Novelis Conversion Plan of 2005	n.a.	23.8	0.3	7.3
Stock Price Appreciation Unit Plan	n.a.	(0.5)	4.4	4.5
Deferred Share Unit Plan for Non-Executive Directors	n.a.	0.2	2.2	1.8
Novelis Founders Performance Awards	n.a.	0.1	6.0	2.7
Total Shareholder Returns Performance Plan	n.a.	—	—	0.2

Inactive Plants — Total Share-Based Compensation Expense	n.a.	$43.7	$15.2	$17.6

(A)	In June 2008, our board of directors authorized the 2009 Novelis Long-Term Incentive Plan. As of March 31, 2009, only the 2009 Novelis Long-term Incentive Plan remained active; however, there was no share-based compensation expense related to this plan in any period reflected in the table above or for the year ended March 31, 2009.

(B)	One-half of the outstanding Recognition Awards vested on December 31, 2007. The remaining outstanding Recognition Awards vested on December 31, 2008. As of March 31, 2009, the Recognition Awards were inactive.

n.a. Not applicable as plan was cancelled as a result of the Arrangement

Effect of Acquisition by Hindalco

As a result of the Arrangement, all of our share-based compensation awards (except for our Recognition Awards) were accelerated to vest, cancelled and settled in cash using the $44.93 purchase price per common share paid by Hindalco in the transaction. We made aggregate cash payments (including applicable payroll-

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

related taxes) totaling $72 million to plan participants following consummation of the Arrangement, as follows:

	Shares/Units	Cash Payments
	Settled	(In millions)

Novelis 2006 Incentive Plan (stock options)	825,850	$16
Novelis 2006 Incentive Plan (stock appreciation rights)	378,360	7
Novelis Conversion Plan of 2005	1,238,183	29
Stock Price Appreciation Unit Plan	299,873	7
Deferred Share Unit Plan for Non-Executive Directors	109,911	5
Novelis Founders Performance Awards	180,400	8

		$72

Compensation expense resulting from the accelerated vesting of plan awards, totaling $45 million is included in Selling, general and administrative expenses in our consolidated statement of operations for the period from April 1, 2007 through May 15, 2007. We also recorded a $7 million reduction to Additional paid-in capital during the period from April 1, 2007 through May 15, 2007 for the conversion of certain of our share-based compensation plans from equity-based to liability-based plans.

2009 Novelis Long-Term Incentive Plan

In June 2008, our board of directors authorized the Novelis Long-Term Incentive Plan FY 2009 — FY 2012 (2009 LTIP) covering the performance period from April 1, 2008 through March 31, 2012. Under the 2009 LTIP, stock appreciation rights (SARs) are to be granted to certain of our executive officers and key employees. The SARs will vest at the rate of 25% per year (every June 19th) subject to performance criteria (see below), and expire seven years from the date the plan was authorized by the board. Each SAR is to be settled in cash based on the difference between the market value of one Hindalco share on the date of grant compared to the date of exercise, converted from Indian rupees to the participant’s payroll currency at the time of exercise. The amount of cash paid would be limited to (i) 2.5 times the target payout if exercised within one year of vesting or (ii) 3 times the target payout if exercised after one year of vesting. The SARs do not transfer any shareholder rights in Hindalco to a participant. SARs that do not vest as a result of failure to achieve a performance criterion will be cancelled. Generally, all vested SARs expire 90 days after termination of employment, except (1) in the case of death or disability, when any unvested SARs will vest immediately and expire within one year and (2) in the case of retirement, when, if retirement occurs more than one year from the grant date, the SARs would continue to vest and expire three years following retirement. All awards vest upon a change in control of the Company (as defined in the 2009 LTIP).

The performance criterion for vesting is based on the actual overall Novelis Operating Earnings before Interest, Depreciation, Amortization and Taxes (Operating EBITDA, as defined in the 2009 LTIP) compared to the target Operating EBITDA established and approved each fiscal year. The minimum threshold for vesting each year is 75% of each annual target Operating EBITDA, at which point 75% of the SARs for that period would vest, with an equal pro rata amount of SARs vesting through 100% achievement of the target. This performance condition has no impact on the fair value of the SARs.

In October 2008, our board of directors approved an amendment to the 2009 LTIP. The design elements of the amended 2009 LTIP are largely unchanged from the original 2009 LTIP. However, the amended 2009 LTIP now specifies that (a) the plan shall be administered by the Compensation Committee of the Board of Directors, (b) all payments shall be made in cash upon exercise (less applicable withholdings), and (c) the Compensation Committee has the authority to make adjustments in the number and price of SARs covered by the plan in order to prevent dilution or enlargement of the rights of employees that would otherwise result

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from a change in the capital structure of the Company (e.g., dividends, stock splits, rights issuances, reorganizations, liquidation of assets, etc.).

In November 2008, grants totaling 21,534,619 SARs at an exercise price of 60.50 Indian Rupees ($1.23 at the December 31, 2008 exchange rate) per SAR were made to our executive officers and key employees. For the year ended March 31, 2009, there were 1,168,426 SARs forfeited.

At March 31, 2009, for outstanding SARs, the average remaining contractual term is 6.22 years and the aggregate intrinsic value is zero as the market value of a share of Hindalco stock was less than the SAR exercise price. No SARs were exercisable at March 31, 2009.

The fair value of each SAR is based on the difference between the fair value of a long call and a short call option. The fair value of each of these call options was determined using the Black-Scholes valuation method. We used historical stock price volatility data of Hindalco on the Bombay Stock Exchange to determine expected volatility assumptions. The annual expected dividend yield is based on Hindalco dividend payments of $0.04 (1.85 Indian Rupees) per year. Risk-free interest rates are based on treasury yields in India, consistent with the expected remaining lives of the SARs. Because we do not have a sufficient history of SAR exercise or cancellation, we estimated the expected remaining life of the SARs based on an extension of the “simplified method” as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107).

The fair value of each SAR under the 2009 LTIP was estimated as of March 31, 2009 using the following assumptions:

Expected volatility	47.60 - 54.49%
Weighted average volatility	50.87%
Dividend yield	3.55%
Risk-free interest rate	6.21 - 6.72%
Expected life	3.22 - 4.72 years

The fair value of the SARs is being recognized over the requisite performance and service period of each tranche, subject to the achievement of any performance criterion. No compensation expense for this performance period has been recorded in the year ended March 31, 2009 as annual performance criterion were not met. Additionally, since the performance criteria for the fiscal years 2010 to 2012 have not yet been established and therefore, no measurement periods have commenced, no expense has been recorded for those tranches in the year ended March 31, 2009.

Unrecognized compensation expense related to the non-vested SARs (assuming all future performance criteria are met except for the 2009 performance period) of $3 million is expected to be realized over a weighted average period of 4.2 years.

Recognition Awards

In September 2006, we entered into Recognition Agreements and granted Recognition Awards to certain executive officers and other key employees (Executives) to retain and reward them for continued dedication towards corporate objectives. Under the terms of these agreements, Executives who remained continuously employed by us through the vesting dates of December 31, 2007 and December 31, 2008 were entitled to receive one-half of their total Recognition Awards on each vesting date. The number of Recognition Awards payable under the agreements varied by Executive. As a result of the Arrangement, the Recognition Awards changed from an equity-based to a liability-based plan using the $44.93 per common share transaction price as the per share value. This change resulted in additional share-based compensation expense of $1.3 million during the period from April 1, 2007 through May 15, 2007.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

One-half of the outstanding Recognition Awards vested on December 31, 2007, and were settled for approximately $3 million in cash in January 2008. The remaining outstanding Recognition Awards vested on December 31, 2008, and were settled for approximately $2 million in cash in January 2009.

Inactive Plans

As previously mentioned, as a result of the Arrangement, all of our share-based compensation awards (except for our Recognition Awards) were accelerated to vest, cancelled and settled in cash using the $44.93 purchase price per common share paid by Hindalco in the transaction. The following tables summarizes the activity and assumptions used to estimate fair value of the cancelled plans.

Novelis 2006 Incentive Plan

In October 2006, our shareholders approved the Novelis 2006 Incentive Plan (2006 Incentive Plan) to effectively replace the Novelis Conversion Plan of 2005 and Stock Price Appreciation Unit Plan (both described below). Under the 2006 Incentive Plan, up to an aggregate number of 7,000,000 shares of Novelis common stock were authorized to be issued in the form of stock options, stock appreciation rights (SARs), restricted shares, restricted share units, performance shares and other share-based incentives.

2006 Stock Options

In October 2006, our board of directors authorized a grant of an aggregate of 885,170 seven-year non-qualified stock options under the 2006 Incentive Plan at an exercise price of $25.53 to certain of our executive officers and key employees.

Prior to the Arrangement, the fair value of our premium and non-premium options was estimated using the following assumptions for the year ended December 31, 2006, the three months ended March 31, 2007 and the period from April 1, 2007 through May 15, 2007 (Predecessor):

Expected volatility	42.20 to 46.40%
Weighted average volatility	44.30%
Dividend yield	0.16%
Risk-free interest rate	4.68 to 4.71%
Expected life	1.00 to 4.75 years

As a result of the Arrangement, 825,850 premium and non-premium options under the 2006 Incentive Plan were accelerated to vest and were settled in cash for approximately $16 million.

Stock Appreciation Rights

In October 2006, our board of directors authorized a grant of 381,090 Stock Appreciation Rights (SARs) under the 2006 Incentive Plan at an exercise price of $25.53 to certain of our executive officers and key employees.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of premium and non-premium SARs under the 2006 Incentive Plan was estimated using the following assumptions:

	Three Months Ended	Year Ended
	March 31, 2007	December 31, 2006
	Predecessor	Predecessor

Expected volatility	40.70 to 44.70%	40.80 to 45.40%
Weighted average volatility	42.70%	43.10%
Dividend yield	None	0.14%
Risk-free interest rate	4.51 to 4.59%	4.67 to 4.71%
Expected life	0.57 to 4.32 years	0.83 to 4.57 years

As a result of the Arrangement, 378,360 premium and non-premium SARs were accelerated to vest and were settled in cash for approximately $7 million.

Novelis Conversion Plan of 2005

In January 2005, our board of directors adopted the Novelis Conversion Plan of 2005 (the Conversion Plan) to allow for 1,372,663 Alcan stock options held by employees of Alcan who became our employees following our spin-off from Alcan to be replaced with options to purchase 2,723,914 of our common shares.

The fair value of each option was estimated using the following assumptions for the year ended December 31, 2006, the three months ended March 31, 2007 and the period from April 1 through May 15, 2007:

Expected volatility	30.30%
Weighted-average volatility	30.30%
Dividend yield	1.56%
Risk-free interest rate	2.88 to 3.73%
Expected life	0.70 to 5.70 years

As a result of the Arrangement, 563,651 options were accelerated to vest with a total fair value of approximately $4 million and a total of 1,238,183 options were settled in cash using the $44.93 purchase price per common share paid by Hindalco in the transaction for approximately $29 million.

Stock Price Appreciation Unit Plan

Prior to the spin-off, some Alcan employees who later transferred to Novelis held Alcan stock price appreciation units (SPAUs). These units entitled them to receive cash equal to the excess of the market value of an Alcan common share on the exercise date of a SPAU over the market value of an Alcan common share on its grant date.

The fair value of each SPAU was estimated using the following assumptions:

	Three Months Ended	Year Ended
	March 31, 2007	December 31, 2006
	Predecessor	Predecessor

Expected volatility	38.20 to 40.80%	36.20 to 40.30%
Weighted average volatility	39.31%	39.32%
Dividend yield	None	0.14%
Risk-free interest rate	4.51 to 4.56%	4.67 to 4.80%
Expected life	2.25 to 4.37 years	2.37 to 4.37 years

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result of the Arrangement, 201,495 SPAUs were accelerated to vest and 299,873 SPAUs were settled in cash using the $44.93 per common share purchase price paid by Hindalco in the transaction for approximately $7 million.

Deferred Share Unit Plan for Non-Executive Directors

In January 2005, Novelis established the Deferred Share Unit Plan for Non-Executive Directors under which non-executive directors would receive 50% of their compensation payable in the form of directors’ deferred share units (DDSUs) and the other 50% in the form of either cash, additional DDSUs or a combination of these two (at the election of each non-executive director).

As a result of the Arrangement, 109,911 DDSUs were settled in cash using the $44.93 purchase price per common share paid by Hindalco in the transaction for approximately $5 million.

Novelis Founders Performance Awards

In March 2005 (as amended and restated in March 2006 and February 2007), Novelis established a plan to reward certain key executives with Performance Share Units (PSUs) if Novelis common share price improvement targets were achieved within specific time periods. There were three equal tranches of PSUs, and each had a specific share price improvement target.

The share price improvement targets for the first tranche were achieved and 180,350 Performance Share Units (PSUs) were awarded on June 20, 2005. For the year ended December 31, 2005, 1,650 PSUs were forfeited and 178,700 remained outstanding. In March 2006, 46,850 PSUs were forfeited and 131,850 PSUs were ultimately paid out. The liability for the first tranche was accrued over its term, was valued on March 24, 2006, and was paid in April 2006 in the aggregate amount of approximately $3 million.

The fair value of each PSUs was estimated using the following assumptions:

Year Ended
December 31, 2006
Predecessor

Expected volatility	37.00%
Weighted average volatility	37.00%
Dividend yield	0.14%
Risk-free interest rate	4.75%
Expected life (derived service periods)	0.93 to 1.23 years

As a result of the Arrangement, the second and third tranches (represented by 94,450 and 85,950 PSUs, respectively) were settled in cash using the $44.93 purchase price per common share paid by Hindalco in the transaction for approximately $8 million.

Total Shareholder Returns Performance Plan

Some Alcan employees who transferred to Novelis were entitled to receive cash awards under the Alcan Total Shareholder Returns Performance Plan (TSR). In January 2005, the accrued awards for all of the TSR participants were converted into 452,667 Novelis restricted share units (RSUs). In October 2005, an aggregate of $7 million was paid to employees who held RSUs that had vested on September 30, 2005. In October 2006, 120,949 RSUs and related dividends outstanding were paid to employees in the aggregate amount of $3 million.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	POSTRETIREMENT BENEFIT PLANS

Our pension obligations relate to funded defined benefit pension plans in the U.S., Canada, Switzerland and the U.K., unfunded pension plans in Germany, and unfunded lump sum indemnities in France, South Korea, Malaysia and Italy. Our other postretirement obligations (Other Benefits, as shown in certain tables below) include unfunded healthcare and life insurance benefits provided to retired employees in Canada, the U.S. and Brazil.

Some of our employees participated in defined benefit plans that were previously managed by Alcan in the U.S., Canada, the U.K. and Switzerland. These benefits are generally based on the employee’s years of service and the highest average eligible compensation before retirement.

For the period January 1, 2006 through March 31, 2009, the following occurred related to existing Alcan pension plans covering our employees:

a) In the U.K., former Alcan employees who participated in the British Alcan RILA Plan in 2005 began participating in the Novelis U.K. pension plan effective January 1, 2006. Of the approximate 575 Novelis employees who had participated in the British Alcan RILA plan, 208 employees elected to transfer their past service to the Novelis U.K. pension plan. Novelis made a payment of $7 million to the British Alcan RILA plan in November 2006 to pay the statutory withdrawal liability. In October 2007, we completed the transfer of U.K. plan assets and liabilities from Alcan to Novelis. Plan liabilities assumed exceeded plan assets received by $4 million. We made an additional contribution of approximately $2 million to the plan in February 2008.

b) In Canada, former Alcan employees who participated in the Alcan Pension Plan (Canada) began participating in the NPP (Canada) effective January 1, 2005. Of the approximate 680 employees who had participated in the Alcan plan, 420 employees elected to transfer their past service to the Novelis Plan. During the first quarter of fiscal 2009, we completed the transfer of plan assets and liabilities from Alcan to Novelis. Plan assets received exceeded plan liabilities assumed by $1 million. We recorded the $1 million difference between transferred plan assets and liabilities as an adjustment to Goodwill.

c) In the U.S., former non-union Alcan employees who participated in the Alcancorp Pension Plan had their pension liabilities transferred to the Novelis Pension Plan effective January 1, 2006. Plan liabilities exceeded plan assets received by $22 million on the transfer date.

d) In Switzerland, we have been a participating employer in the Alcan Swiss Pension Plan since January 1, 2005. Our employees are participating in this plan indefinitely (subject to Alcan approval and provided we make the required pension contributions). Effective May 16, 2007, we changed our treatment of our participation in the Alcan Swiss Pension Plan from a multi-employer plan to a single-employer plan; thus, Novelis’ share of plan assets, liabilities, contributions and expenses are included in this note.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employer Contributions to Plans

For pension plans, our policy is to fund an amount required to provide for contractual benefits attributed to service to date, and amortize unfunded actuarial liabilities typically over periods of 15 years or less. We also participate in savings plans in Canada and the U.S., as well as defined contribution pension plans in the U.S., U.K., Canada, Germany, Italy, Switzerland, Malaysia and Brazil. We contributed the following amounts to all plans, including the Alcan plans that cover our employees (in millions).

	Year Ended	May 16, 2007	April 1, 2007	Three Months	Year Ended
	March 31,	Through	Through	Ended	December 31,
	2009	March 31, 2008	May 15, 2007	March 31, 2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Funded pension plans	$29	$35	$4	$10	$39
Unfunded pension plans	16	19	2	6	22
Savings and defined contribution pension plans	16	13	2	3	12

Total contributions	$61	$67	$8	$19	$73

During fiscal year 2010, we expect to contribute $52 million to our funded pension plans, $14 million to our unfunded pension plans and $16 million to our savings and defined contribution plans.

Investment Policy and Asset Allocation

Each of our funded pension plans is governed by an Investment Fiduciary, who establishes an investment policy appropriate for the pension plan. The Investment Fiduciary is responsible for selecting the asset allocation for each plan, monitoring investment managers, monitoring returns versus benchmarks and monitoring compliance with the investment policy. The targeted allocation ranges by asset class, and the actual allocation percentages for each class are listed in the table below.

		Allocation in
		Aggregate as of
	Target	March 31,
Asset Category	Allocation Ranges	2009	2008
		Successor	Successor

Equity securities	35 - 70%	46%	50%
Debt securities	25 - 60%	46%	42%
Real estate	0 - 25%	4%	4%
Other	0 - 15%	4%	3%

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Benefit Obligations, Fair Value of Plan Assets, Funded Status and Amounts Recognized in Financial Statements

The following tables present the change in benefit obligation, change in fair value of plan assets and the funded status for pension and other benefits (in millions), including the Swiss Pension Plan effective May 16, 2007. Other Benefits in the tables below include unfunded healthcare and life insurance benefits provided to retired employees in Canada, Brazil and the U.S.

	Pension Benefits
		May 16, 2007	April 1, 2007	Three Months	Year Ended
	Year Ended	Through	Through	Ended	December 31,
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Change in benefit obligation
Benefit obligation at beginning of period	$991	$867	$885	$877	$575
Service cost	38	40	6	12	42
Interest cost	57	43	6	12	44
Members’ contributions	9	5	—	1	4
Benefits paid	(39)	(39)	(4)	(10)	(30)
Amendments	—	(9)	—	—	1
Transfers/mergers	48	95	—	—	209
Curtailments/ termination benefits	(2)	—	—	—	(5)
Actuarial (gains) losses	(33)	(52)	(32)	(9)	(10)
Currency (gains) losses	(124)	41	6	2	47

Benefit obligation at end of period	$945	$991	$867	$885	$877

Benefit obligation of funded plans	$787	$800	$680	$696	$690
Benefit obligation of unfunded plans	158	191	187	189	187

Benefit obligation at end of period	$945	$991	$867	$885	$877

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Other Benefits
		May 16, 2007	April 1, 2007	Three Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Benefit obligation at beginning of period	$171	$140	$141	$139	$122
Service cost	7	4	1	2	5
Interest cost	10	7	1	2	7
Benefits paid	(7)	(6)	(1)	(2)	(8)
Transfers/mergers	—	—	(1)	—	1
Curtailments/termination benefits	(3)	—	—	—	—
Actuarial (gains) losses	(14)	25	(2)	—	12
Currency (gains) losses	(2)	1	1	—	—

Benefit obligation at end of period	$162	$171	140	$141	$139

Benefit obligation of funded plans	$—	$—	$—	$—	$—
Benefit obligation of unfunded plans	162	171	140	141	139

Benefit obligation at end of period	$162	$171	$140	$141	$139

	Pension Benefits
		May 16, 2007	April 1, 2007	Three Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Change in fair value of plan assets
Fair value of plan assets at beginning of period	$724	$607	$578	$568	$301
Actual return on plan assets	(102)	(14)	16	6	41
Members’ contributions	9	5	—	1	4
Benefits paid	(39)	(39)	(2)	(5)	(30)
Company contributions	45	54	12	3	51
Transfers/mergers	49	94	—	4	178
Currency gains (losses)	(88)	17	3	1	23

Fair value of plan assets at end of period	$598	$724	$607	$578	$568

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31,
	2009		2008
	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits
	Successor		Successor

Funded status
Funded Status at end of period:
Assets less the benefit obligation of funded plans	$(189)	$—	$(76)	$—
Benefit obligation of unfunded plans	(158)	(162)	(191)	(171)

	$(347)	$(162)	$(267)	$(171)

As included on consolidated balance sheet
Other long-term assets — third parties	$—	$—	$7	$—
Accrued expenses and other current liabilities	(12)	(7)	(16)	(8)
Accrued postretirement benefits	(335)	(155)	(258)	(163)

	$(347)	$(162)	$(267)	$(171)

The postretirement amounts recognized in Accumulated other comprehensive income (loss), before tax effects, are presented in the table below (in millions).

	March 31,
	2009		2008
	Pension	Other	Pension	Other
	Benefits	Benefits	Benefits	Benefits
	Successor		Successor

Net actuarial loss	$118	$9	$2	$25
Prior service cost (credit)	(7)	—	(10)	—

Total postretirement amounts recognized in Accumulated other comprehensive loss (income)	$111	$9	$(8)	$25

The estimated amounts that will be amortized from Accumulated other comprehensive income (loss) into net periodic benefit cost in fiscal 2010 are $10 million for pension benefits and $1 million for other postretirement benefits, primarily related to net actuarial loss.

Accumulated Benefit Obligation in Excess of Plan Assets

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets as of March 31, 2009 and 2008 are presented in the table below (in millions).

	March 31,
	2009	2008
	Successor	Successor

Projected benefit obligation	$887	$528
Accumulated benefit obligation	$784	$496
Fair value of plan assets	$549	$302

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future Benefit Payments

Expected benefit payments to be made during the next ten fiscal years are listed in the table below (in millions).

	Pension Benefits	Other Benefits

2010	$35	$7
2011	36	8
2012	40	9
2013	44	10
2014	49	11
2015 through 2019	301	69

Total	$505	$114

Components of Net Periodic Benefit Cost

The components of net periodic benefit cost for the respective periods are listed in the table below (in millions).

	Year Ended	May 16, 2007	April 1, 2007	Three Months	Year Ended
	March 31,	Through	Through	Ended	December 31,
Pension Benefits	2009	March 31, 2008	May 15, 2007	March 31, 2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Net periodic benefit cost
Service cost	$38	$40	$6	$12	$42
Interest cost	57	43	6	12	44
Expected return on assets	(50)	(41)	(5)	(11)	(38)
Amortization
— actuarial losses	—	—	—	1	6
— prior service cost	(1)	—	—	—	2
Curtailment/settlement losses	(1)	—	—	—	(4)

Net periodic benefit cost	43	42	7	14	52
Proportionate share of non-consolidated affiliates’ deferred pension costs, net of tax	4	4	—	—	4

Total net periodic benefit costs recognized	$47	$46	$7	$14	$56

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended	May 16, 2007	April 1, 2007	Three Months	Year Ended
	March 31,	Through	Through	Ended	December 31,
Other Benefits	2009	March 31, 2008	May 15, 2007	March 31, 2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Net periodic benefit cost
Service cost	$7	$4	$1	$1	$5
Interest cost	10	7	1	2	7
Amortization
— actuarial losses	2	—	—	1	1
Curtailment/termination benefits	(3)	—	—	—	—

Total net periodic benefit costs recognized	$16	$11	$2	$4	$13

The expected long-term rate of return on plan assets is 6.7% in fiscal 2010.

Actuarial Assumptions and Sensitivity Analysis

The weighted average assumptions used to determine benefit obligations and net periodic benefit costs for the respective periods are listed in the table below.

	Year Ended	May 16, 2007	April 1, 2007	Three Months	Year Ended
	March 31,	Through	Through	Ended	December 31,
Pension Benefits	2009	March 31, 2008	May 15, 2007	March 31, 2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Weighted average assumptions used to determine benefit obligations
Discount rate	6.0%	5.8%	5.4%	5.3%	5.4%
Average compensation growth	3.6%	3.4%	3.8%	3.8%	3.8%
Weighted average assumptions used to determine net periodic benefit cost
Discount rate	5.9%	5.2%	5.4%	5.4%	5.1%
Average compensation growth	3.6%	3.7%	3.8%	3.8%	3.9%
Expected return on plan assets	6.9%	7.3%	7.5%	7.5%	7.3%

	Year Ended	May 16, 2007	April 1, 2007	Three Months	Year Ended
	March 31,	Through	Through	Ended	December 31,
Other Benefits	2009	March 31, 2008	May 15, 2007	March 31, 2007	2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Weighted average assumptions used to determine benefit obligations
Discount rate	6.2%	6.1%	5.8%	5.7%	5.7%
Average compensation growth	3.9%	3.9%	3.9%	3.9%	3.9%
Weighted average assumptions used to determine net periodic benefit cost
Discount rate	6.1%	5.7%	5.7%	5.7%	5.7%
Average compensation growth	3.9%	3.9%	3.9%	3.9%	3.9%

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In selecting the appropriate discount rate for each plan, we generally used a country-specific, high-quality corporate bond index, adjusted to reflect the duration of the particular plan. In the U.S. and Canada, the discount rate was calculated by matching the plan’s projected cash flows with similar duration high-quality corporate bonds to develop a present value, which was then interpolated to develop a single equivalent discount rate.

In estimating the expected return on assets of a pension plan, consideration is given primarily to its target allocation, the current yield on long-term bonds in the country where the plan is established, and the historical risk premium of equity or real estate over long-term bond yields in each relevant country. The approach is consistent with the principle that assets with higher risk provide a greater return over the long-term.

We provide unfunded healthcare and life insurance benefits to our retired employees in Canada, the U.S. and Brazil, for which we paid $7 million for the year ended March 31, 2009, $6 million for the period from May 16, 2007 through March 31, 2008, $1 million for the period from April 1, 2007 through May 15, 2007, $2 million for the three months ended March 31, 2007 and $8 million for the year ended December 31, 2006. The assumed healthcare cost trend used for measurement purposes is 7.5% for fiscal 2010, decreasing gradually to 5% in 2014 and remaining at that level thereafter.

A change of one percentage point in the assumed healthcare cost trend rates would have the following effects on our other benefits (in millions).

	1% Increase	1% Decrease

Sensitivity Analysis
Effect on service and interest costs	$2	$(2)
Effect on benefit obligation	$14	$(12)

In addition, we provide post-employment benefits, including disability, early retirement and continuation of benefits (medical, dental, and life insurance) to our former or inactive employees, which are accounted for on the accrual basis in accordance with FASB Statement No. 112, Employers’ Accounting for Postemployment Benefits. Other long-term liabilities on our consolidated balance sheets includes $20 million and $23 million as of March 31, 2009 and 2008, respectively, for these benefits.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	CURRENCY LOSSES (GAINS)

The following currency losses (gains) are included in the accompanying consolidated statements of operations (in millions).

		May 16, 2007	April 1, 2007	Three Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Net (gain) loss on change in fair value of currency derivative instruments(A)	$(21)	$44	$(10)	$(5)	$24
Net (gain) loss on remeasurement of monetary assets and liabilities(B)	98	(2)	4	6	(8)

Net currency (gain) loss	$77	$42	$(6)	$1	$16

(A)	Included in (Gain) loss on change in fair value of derivative instruments, net.

(B)	Included in Other (income) expenses, net.

The following currency gains (losses) are included in Accumulated other comprehensive income (loss) (AOCI), net of tax (in millions).

		May 16, 2007
	Year Ended	Through
	March 31, 2009	March 31, 2008
	Successor	Successor

Cumulative currency translation adjustment — beginning of period	$85	$32
Effect of changes in exchange rates	(163)	53

Cumulative currency translation adjustment — end of period	$(78)	$85

16.	FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS

In conducting our business, we use various derivative and non-derivative instruments to manage the risks arising from fluctuations in exchange rates, interest rates, aluminum prices and energy prices. Such instruments are used for risk management purposes only. We may be exposed to losses in the future if the counterparties to the contracts fail to perform. We are satisfied that the risk of such non-performance is remote due to our monitoring of credit exposures. Our ultimate gain or loss on these derivatives may differ from the amount recognized in the accompanying March 31, 2009 consolidated balance sheet.

The decision of whether and when to execute derivative instruments, along with the duration of the instrument, can vary from period to period depending on market conditions, the relative costs of the instruments and capacity to hedge. The duration is always linked to the timing of the underlying exposure, with the connection between the two being regularly monitored.

The current and noncurrent portions of derivative assets and the current portion of derivative liabilities are presented on the face of our accompanying consolidated balance sheets. The noncurrent portions of derivative liabilities are included in Other long-term liabilities in the accompanying consolidated balance sheets.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair values of our financial instruments and commodity contracts as of March 31, 2009 and March 31, 2008 are as follows (in millions):

	March 31, 2009
	Assets		Liabilities		Net Fair Value
	Current	Noncurrent	Current	Noncurrent	Assets/(Liabilities)

Successor
Derivatives designated as hedging instruments:
Currency exchange contracts	$—	$—	$—	$(11)	$(11)
Interest rate swaps	—	—	(13)	—	(13)
Electricity swap	—	—	(6)	(12)	(18)

Total derivatives designated as hedging instruments	—	—	(19)	(23)	(42)

Derivatives not designated as hedging instruments:
Aluminum contracts	99	41	(532)	(13)	(405)
Currency exchange contracts	20	31	(77)	(12)	(38)
Energy contracts	—	—	(12)	—	(12)

Total derivatives not designated as hedging instruments	119	72	(621)	(25)	(455)

Total derivative fair value	$119	$72	$(640)	$(48)	$(497)

	March 31, 2008
	Assets		Liabilities		Net Fair Value
	Current	Noncurrent	Current	Noncurrent	Assets/(Liabilities)

Successor
Derivatives designated as hedging instruments:
Currency exchange contracts	$—	$—	$—	$(184)	$(184)
Interest rate swaps	—	—	(3)	(12)	(15)
Electricity swap	3	11	—	—	14

Total derivatives designated as hedging instruments	3	11	(3)	(196)	(185)

Derivatives not designated as hedging instruments:
Aluminum contracts	131	4	(29)	—	106
Currency exchange contracts	64	6	(116)	(5)	(51)
Energy contracts	5	—	—	—	5

Total derivatives not designated as hedging instruments	200	10	(145)	(5)	60

Total derivative fair value	$203	$21	$(148)	$(201)	$(125)

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Investment Hedges

We use cross-currency swaps to manage our exposure to fluctuating exchange rates arising from our loans to and investments in our European operations. We have designated these as net investment hedges. The effective portion of gain or loss on the fair value of the derivative is included in Other comprehensive income (loss) (OCI). Prior to the Arrangement, the effective portion on the derivative was included in Change in fair value of effective portion of hedges, net. After the completion of the Acquisition, the effective portion on the derivative is included in Currency translation adjustments. The ineffective portion of gain or loss on the derivative is included in (Gain) loss on change in fair value of derivative instruments, net. We had cross-currency swaps of Euro 135 million against the U.S. dollar outstanding as of March 31, 2009.

The following table summarizes the amount of gain (loss) we recognized in OCI related to our net investment hedge derivatives (in millions).

		May 16, 2007	April 1, 2007
	Year Ended	Through	Through
	March 31, 2009	March 31, 2008	May 15, 2007
	Successor	Successor	Predecessor
Currency exchange contracts	$169	$(82)	$(8)

Cash Flow Hedges

We own an interest in an electricity swap which we have designated as a cash flow hedge against our exposure to fluctuating electricity prices. The effective portion of gain or loss on the derivative is included in OCI and reclassified into (Gain) loss on change in fair value of derivatives, net in our accompanying consolidated statements of operations. As of March 31, 2009, the outstanding portion of this swap includes 20,888 megawatt hours through 2017.

We use interest rate swaps to manage our exposure to changes in the benchmark LIBOR interest rate arising from our variable-rate debt. We have designated these as cash flow hedges. The effective portion of gain or loss on the derivative is included in OCI and reclassified into Interest expense and amortization of debt issuance costs in our accompanying consolidated statements of operations. We had $690 million of outstanding interest rate swaps designated as cash flow hedges as of March 31, 2009.

For all derivatives designated as cash flow hedges, gains or losses representing hedge ineffectiveness are recognized in (Gain) loss on change in fair value of derivative instruments, net in our current period earnings. If at any time during the life of a cash flow hedge relationship we determine that the relationship is no longer effective, the derivative will be de-designated as a cash flow hedge. This could occur if the underlying hedged exposure is determined to no longer be probable, or if our ongoing assessment of hedge effectiveness determines that the hedge relationship no longer meets the measures we have established at the inception of the hedge. Gains or losses recognized to date in AOCI would be immediately reclassified into current period earnings, as would any subsequent changes in the fair value of any such derivative.

During the next twelve months we expect to realize $13 million in effective net losses from our cash flow hedges. The maximum period over which we have hedged our exposure to cash flow variability is through 2017.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the impact on AOCI and earnings of derivative instruments designated as cash flow hedge (in millions).

Gain or (Loss)
Recognized in Income
		Gain (Loss)	(Ineffective Portion and Amount
	Gain (Loss)	Reclassified from	Excluded from
	Recognized in OCI	AOCI into Income	Effectiveness Testing)
	Year Ended	Year Ended	Year Ended
	March 31, 2009	March 31, 2009	March 31, 2009
	Successor	Successor	Successor

Energy contracts	$(21)	$12	$—
Interest rate swaps	$3	$—	$—

Gain (Loss)
Recognized in Income
			Gain (Loss)		(Ineffective Portion and Amount
	Gain (Loss)		Reclassified from		Excluded from
	Recognized in OCI		AOCI into Income		Effectiveness Testing)
	May 16, 2007	April 1, 2007	May 16, 2007	April 1, 2007	May 16, 2007	April 1, 2007
	Through	Through	Through	Through	Through	Through
	March 31, 2008	May 15, 2007	March 31, 2008	May 15, 2007	March 31, 2008	May 15, 2007
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
Currency exchange contracts	$—	$4	$—	$1	$—	$—
Energy contracts	$23	$4	$8	$—	$—	$—
Interest rate swaps	$(15)	$—	$—	$—	$(1)	$—

Derivative Instruments Not Designated as Hedges

We use aluminum forward contracts and options to hedge our exposure to changes in the London Metal Exchange (LME) price of aluminum. These exposures arise from firm commitments to sell aluminum in future periods at fixed or capped prices, the forecasted output of our smelter operations in South America and the forecasted metal price lag associated with firm commitments to sell aluminum in future periods at prices based on the LME. In addition, transactions with certain customers meet the definition of a derivative under FASB 133 and are recognized as assets or liabilities at fair value on the accompanying consolidated balance sheets. As of March 31, 2009, we had 294 kilotonnes (kt) of outstanding aluminum contracts not designated as hedges.

We recognize a derivative position which arises from a contractual relationship with a customer that entitles us to pass-through the economic effect of trading positions that we take with other third parties on our customers’ behalf.

We use foreign exchange forward contracts and cross-currency swaps to manage our exposure to changes in exchange rates. These exposures arise from recorded assets and liabilities, firm commitments and forecasted cash flows denominated in currencies other than the functional currency of certain of our operations. As of March 31, 2009, we had outstanding currency exchange contracts with a total notional amount of $1.4 billion not designated as hedges.

We use interest rate swaps to manage our exposure to fluctuating interest rates associated with variable-rate debt. As of March 31, 2009, we had $10 million of outstanding interest rate swaps that were not designated as hedges.

We use heating oil swaps and natural gas swaps to manage our exposure to fluctuating energy prices in North America. As of March 31, 2009, we had 3.4 million gallons of heating oil swaps and 3.8 million MMBtu’s of natural gas that were not designated as hedges.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

While each of these derivatives is intended to be effective in helping us manage risk, they have not been designated as hedging instruments under FASB 133. The change in fair value of these derivative instruments is included in (Gain) loss on change in fair value of derivative instruments, net in the accompanying consolidated statement of operations.

The following table summarizes the gains (losses) recognized in current period earnings (in millions).

		May 16, 2007	April 1, 2007
	Year Ended	Through	Through
	March 31, 2009	March 31, 2008	May 15, 2007
	Successor	Successor	Predecessor
Derivative Instruments Not Designated as Hedges
Aluminum contracts	$(561)	$44	$7
Currency exchange contracts	21	(44)	10
Energy contracts	(29)	12	3

Gain (loss) recognized	(569)	12	20
Derivative Instruments Designated as Cash Flow Hedges
Interest rate swaps	—	(1)	—
Electricity swap	13	11	—

Gain (loss) on change in fair value of derivative instruments, net	$(556)	$22	$20

17.	FAIR VALUE OF ASSETS AND LIABILITIES

FASB 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions. Additionally, FASB 157 amended FASB 107, Disclosure about Fair Value of Financial Instruments (FASB 107), and as such, we follow FASB 157 in determination of FASB 107 fair value disclosure amounts. The disclosures required under FASB 157 and FASB 107 are included in this note.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not previously recorded at fair value.

FASB 157 Instruments

Our adoption of FASB 157 on April 1, 2008 resulted in (1) a gain of $1 million, which is included in (Gain) loss on change in fair value of derivative instruments, net in our consolidated statement of operations, (2) a $1 million decrease to the fair value of effective portion of hedges included in Accumulated other comprehensive income (loss) and (3) a $29 million increase to the foreign currency translation adjustment included in Accumulated other comprehensive income (loss). These adjustments are primarily due to the inclusion of nonperformance risk (i.e., credit spreads) in our valuation models related to certain of our cross-currency swap derivative instruments (see Note 16 — Financial Instruments and Commodity Contracts).

FASB 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. FASB 157 is the single source in GAAP for the definition of fair value, except for the fair value of leased property as defined in FASB 13, for purposes of lease classification or measurement. FASB 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB 157 are described as follows:

Level 1 — Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that we have the ability to access at the measurement date;

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 — Unobservable inputs for which there is little or no market data, which require us to develop our own assumptions based on the best information available as what market participants would use in pricing the asset or liability.

The following section describes the valuation methodologies we used to measure our various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified:

Derivative contracts

For certain of our derivative contracts whose fair values are based upon trades in liquid markets, such as aluminum forward contracts and options, valuation model inputs can generally be verified and valuation techniques do not involve significant judgment. The fair values of such financial instruments are generally classified within Level 2 of the fair value hierarchy.

The majority of our derivative contracts are valued using industry-standard models that use observable market inputs as their basis, such as time value, forward interest rates, volatility factors, and current (spot) and forward market prices for foreign exchange rates. We generally classify these instruments within Level 2 of the valuation hierarchy. Such derivatives include interest rate swaps, cross-currency swaps, foreign currency forward contracts and certain energy-related forward contracts (e.g., natural gas).

We classify derivative contracts that are valued based on models with significant unobservable market inputs as Level 3 of the valuation hierarchy. These derivatives include certain of our energy-related forward contracts (e.g., electricity) and certain foreign currency forward contracts. Models for these fair value measurements include inputs based on estimated future prices for periods beyond the term of the quoted prices.

FASB 157 requires that for Level 2 and 3 of the fair value hierarchy, where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations (nonperformance risk).

The following table presents our assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of March 31, 2009 (in millions).

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total

Successor:
Assets — Derivative instruments	$—	$191	$—	$191
Liabilities — Derivative instruments	$—	$(644)	$(44)	$(688)

Financial instruments classified as Level 3 in the fair value hierarchy represent derivative contracts (primarily energy-related and certain foreign currency forward contracts) in which at least one significant

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

unobservable input is used in the valuation model. We incurred $26 million of unrealized losses related to Level 3 financial instruments that were still held as of March 31, 2009. These unrealized losses are included in (Gain) loss on change in fair value of derivative instruments, net.

The following table presents a reconciliation of fair value activity for Level 3 derivative contracts on a net basis (in millions).

Level 3
Derivative
Instruments(A)

Successor:
Balance as of April 1, 2008	$11
Net realized/unrealized (losses) included in earnings(B)	(10)
Net realized/unrealized (losses) included in Other comprehensive income (loss)(C)	(33)
Net purchases, issuances and settlements	(13)
Net transfers in and/or (out) of Level 3	1

Balance as of March 31, 2009	$(44)

(A)	Represents derivative assets net of derivative liabilities.

(B)	Included in (Gain) loss on change in fair value of derivative instruments, net.

(C)	Included in Change in fair value of effective portion of hedges, net.

FASB 107 Instruments

The table below is a summary of fair value estimates as of March 31, 2009 and 2008, for financial instruments, as defined by FASB 107, excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and excluding financial instruments recorded at fair value on a recurring basis (FASB 157 instruments) (in millions).

	March 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	Successor	Successor	Successor	Successor

Assets
Long-term receivables from related parties	$23	$23	$41	$41
Liabilities
Long-term debt
Novelis Inc.
7.25% Senior Notes, due February 2015	1,171	454	1,466	1,249
Floating rate Term Loan facility, due July 2014	295	200	298	298
Unsecured credit facility — related party, due January 2015	91	93	—	—
Novelis Corporation
Floating rate Term Loan facility, due July 2014	813	584	655	655
Novelis Switzerland S.A.
Capital lease obligation, due December 2019 (CHF 51 million)	42	36	50	43
Capital lease obligation, due August 2011 (CHF 3 million)	2	2	3	3

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	Successor	Successor	Successor	Successor

Novelis Korea Limited
Bank loan, due October 2010	100	83	100	87
Bank loan, due February 2010 (KRW 50 billion)	37	33	—	—
Bank loan, due May 2009 (KRW 10 billion)	7	7	—	—
Bank loans, due September 2010 through June 2011 (KRW 308 million)	—	—	1	1
Other
Other debt, due April 2009 through December 2012	1	1	2	2
Financial commitments
Letters of credit	—	134	—	148

18.	OTHER (INCOME) EXPENSES, NET

Other (income) expenses, net is comprised of the following (in millions).

		May 16, 2007	April 1, 2007	Three Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Exchange (gains) losses, net	$98	$(2)	$4	$6	$(8)
Gain on reversal of accrued legal claims(A)	(26)	—	—	—	—
Brazilian tax settlement(B)	9	—	—	—	—
Impairment charges on long-lived assets	1	1	—	8	—
Loss on disposal of business	—	—	—	—	15
Gain on sale of equity interest in non-consolidated affiliate(C)	—	—	—	—	(15)
Gain on sale of rights to develop and operate hydroelectric power plants(D)	—	—	—	—	(11)
Losses on disposals of property, plant and equipment, net	—	—	—	—	5
Sale transaction fees	—	—	32	32	—
Other, net	4	(5)	(1)	1	(5)

Other (income) expenses, net	$86	$(6)	$35	$47	$(19)

(A)	We recognized a $26 million gain on the reversal of a previously recorded legal accrual upon settlement in September 2008.

(B)	Interest and penalty on Brazilian tax settlement. See Note 20 — Commitments and Contingencies (Brazil Tax Matters).

(C)	In November 2006, we sold the common and preferred shares of our 25% interest in Petrocoque to the other shareholders of Petrocoque for approximately $20 million. We recognized a pre-tax gain of approximately $15 million.

(D)	During the fourth quarter of 2006, we sold our rights to develop and operate two hydroelectric power plants in South America and recorded a pre-tax gain of approximately $11 million.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	INCOME TAXES

We are subject to Canadian and United States federal, state, and local income taxes as well as other foreign income taxes. The domestic (Canada) and foreign components of our Income (loss) before provision (benefit) for taxes on income (loss) (and after removing our Equity in net (income) loss of non-consolidated affiliates) are as follows (in millions).

		May 16, 2007	April 1, 2007	Three Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Domestic (Canada)	$(15)	$(102)	$(45)	$(44)	$(100)
Foreign (all other countries)	(1,981)	134	(50)	(14)	(194)

Pre-tax income (loss) before equity in net (income) loss on non-consolidated affiliates	$(1,996)	$32	$(95)	$(58)	$(294)

The components of the Income tax provision (benefit) are as follows (in millions).

		May 16, 2007	April 1, 2007	Three Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Current provision (benefit):
Domestic (Canada)	$7	$7	$—	$1	$1
Foreign (all other countries)	78	71	21	15	72

Total current	85	78	21	16	73

Deferred provision (benefit):
Domestic (Canada)	—	—	4	—	4
Foreign (all other countries)	(331)	(5)	(21)	(9)	(81)

Total deferred	(331)	(5)	(17)	(9)	(77)

Income tax provision (benefit)	$(246)	$73	$4	$7	$(4)

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation of the Canadian statutory tax rates to our effective tax rates are shown below (in millions).

		May 16, 2007	April 1, 2007	Three Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Pre-tax income (loss) before equity in net (income) loss on non-consolidated affiliates	$(1,996)	$32	$(95)	$(58)	$(294)

Canadian Statutory tax rate	31%	32%	33%	33%	33%

Provision (benefit) at the Canadian statutory rate	$(619)	$10	$(31)	$(19)	$(97)
Increase (decrease) for taxes on income (loss) resulting from:
Non-deductible goodwill impairment	415	—	—	—	—
Exchange translation items	(4)	39	23	6	15
Exchange remeasurement of deferred income taxes	(48)	27	3	2	3
Change in valuation allowances	61	(6)	13	23	71
Tax credits and other allowances	(8)	(1)	—	—	—
Expense (income) items not subject to tax	3	5	(9)	1	13
Enacted tax rate changes	(7)	(17)	—	—	—
Tax rate differences on foreign earnings	(33)	2	2	(6)	(15)
Uncertain tax positions	2	17	—	—	—
Other, net	(8)	(3)	3	—	6

Income tax provision (benefit)	$(246)	$73	$4	$7	$(4)

Effective tax rate	12%	228%	(4)%	(12)%	1%

Our effective tax rate differs from the Canadian statutory rate primarily due to the following factors: (1) non-deductible impairment of goodwill; (2) pre-tax foreign currency gains or losses with no tax effect and the tax effect of U.S. dollar denominated currency gains or losses with no pre-tax effect, which is shown above as exchange translation items; (3) the remeasurement of deferred income taxes due to foreign currency changes, which is shown above as exchange remeasurement of deferred income taxes; (4) changes in valuation allowances primarily related to tax losses in certain jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses; (5) the effects of enacted tax rate changes on cumulative taxable temporary differences; (6) differences between the Canadian statutory and foreign effective tax rates applied to entities in different jurisdictions shown above as tax rate differences on foreign earnings and (7) increases in uncertain tax positions recorded under the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48).

In connection with our spin-off from Alcan we entered into a tax sharing and disaffiliation agreement that provides indemnification if certain factual representations are breached or if certain transactions are undertaken or certain actions are taken that have the effect of negatively affecting the tax treatment of the spin-off. It further governs the disaffiliation of the tax matters of Alcan and its subsidiaries or affiliates other than us, on the one hand, and us and our subsidiaries or affiliates, on the other hand. In this respect it allocates taxes

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accrued prior to the spin-off and after the spin-off as well as transfer taxes resulting therefrom. It also allocates obligations for filing tax returns and the management of certain pending or future tax contests and creates mutual collaboration obligations with respect to tax matters.

We enjoy the benefits of favorable tax holidays in various jurisdictions; however, the net impact of these tax holidays on our income tax provision (benefit) is immaterial.

Deferred Income Taxes

Deferred income taxes recognize the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes, and the impact of available net operating loss (NOL) and tax credit carryforwards. These items are stated at the enacted tax rates that are expected to be in effect when taxes are actually paid or recovered.

Our deferred income tax assets and deferred income tax liabilities are as follows (in millions).

	March 31,
	2009	2008
	Successor	Successor

Deferred income tax assets:
Provisions not currently deductible for tax purposes	$363	$324
Tax losses/benefit carryforwards, net	390	311
Depreciation and Amortization	85	91
Other assets	45	47

Total deferred income tax assets	883	773
Less: valuation allowance	(228)	(160)

Net deferred income tax assets	$655	$613

Deferred income tax liabilities:
Depreciation and amortization	$774	$940
Inventory valuation reserves	55	134
Other liabilities	75	201

Total deferred income tax liabilities	$904	$1,275

Total deferred income tax liabilities	$904	$1,275
Less: Net deferred income tax assets	655	613

Net deferred income tax liabilities	$249	$662

FASB 109 requires that we reduce our deferred income tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. After consideration of all evidence, both positive and negative, management concluded that it is more likely than not that we will not realize a portion of our deferred tax assets and that valuation allowances of $228 million and $160 million were necessary as of March 31, 2009 and 2008, respectively, as described below.

As of March 31, 2009, we had net operating loss carryforwards of approximately $354 million (tax effected) and tax credit carryforwards of $36 million, which will be available to offset future taxable income and tax liabilities, respectively. The carryforwards begin expiring in 2009 with some amounts being carried forward indefinitely. As of March 31, 2009, valuation allowances of $117 million and $17 million had been recorded against net operating loss carryforwards and tax credit carryforwards, respectively, where it appeared

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

more likely than not that such benefits will not be realized. The net operating loss carryforwards are predominantly in the U.S., the U.K., Canada, France, Italy, and Luxembourg.

As of March 31, 2008, we had net operating loss carryforwards of approximately $269 million (tax effected) and tax credit carryforwards of $42 million, which will be available to offset future taxable income and tax liabilities, respectively. The carryforwards began expiring in 2008 with some amounts being carried forward indefinitely. As of March 31, 2008, valuation allowances of $103 million and $21 million had been recorded against net operating loss carryforwards and tax credit carryforwards, respectively, where it appeared more likely than not that such benefit will not be realized. The net operating loss carryforwards are predominantly in the U.S., the U.K., Canada, France, and Italy.

Our valuation allowance increased $68 million (net) during the year ended March 31, 2009. Of this amount, $61 million was charged to expense.

Although realization is not assured, we believe that it is more likely than not that the remaining deferred income tax assets will be realized. In the near-term, the amount of deferred tax assets considered realizable could be reduced if we do not generate sufficient taxable income in certain jurisdictions.

We have undistributed earnings in our foreign subsidiaries. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for Canadian income taxes has been provided. Upon repatriation of those earnings, in the form of dividends or otherwise, we would be subject to both Canadian income taxes (subject to an adjustment for foreign taxes paid) and withholding taxes payable to the various foreign countries. For those subsidiaries where the earnings are not considered permanently reinvested, taxes have been provided as required. The determination of the unrecorded deferred income tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures that are considered to be permanently reinvested is not considered practicable.

During the year ended March 31, 2009, Canadian legislation was enacted allowing us to elect to calculate and pay our Canadian tax liability in U.S. dollars. Our election is effective April 1, 2008, and due to a full valuation allowance against our net deferred tax asset position in Canada, the election has an immaterial effect on our deferred income tax assets and liabilities as of March 31, 2009.

Tax Uncertainties

Adoption of FASB Interpretation No. 48

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) which clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption of FIN 48 as of January 1, 2007, we increased our reserves for uncertain tax positions by $1 million. We recognized the increase as a cumulative effect adjustment to Shareholder’s equity, as an increase to our Retained earnings (Accumulated deficit). Including this adjustment, reserves for uncertain tax positions totaled $46 million as of January 1, 2007.

As of March 31, 2009 and March 31, 2008, the total amount of unrecognized benefits that, if recognized, would affect the effective income tax rate in future periods based on anticipated settlement dates is $46 million and $44 million, respectively. Of the March 31, 2009 amount, it is reasonably possible that the expiration of the statutes of limitations or examinations by taxing authorities will result in a decrease in the unrecognized tax benefits of $25 million related to potential withholding taxes and cross-border intercompany pricing of services rendered in various jurisdictions by March 31, 2010.

Separately, we are awaiting a court ruling regarding the utilization of certain operating losses. We anticipate that it is reasonably possible that this ruling will result in a $10 million decrease in unrecognized

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tax benefits by March 31, 2010 related to this matter. We have fully funded this contingent liability through a judicial deposit, which is included in Other long-term assets — third parties since January 2007.

Tax authorities are currently examining certain of our tax returns for fiscal years 2004 through 2008. We are evaluating potential adjustments and we do not anticipate that settlement of the examinations will result in a material payout. With few exceptions, tax returns for all jurisdictions for all tax years before 2003 are no longer subject to examination by taxing authorities.

During the year ended March 31, 2009, taxing authorities in Germany concluded their audit of the tax years 1999-2003. As a result of the settlement, we reduced our unrecognized tax benefits by $10 million, including cash payments to taxing authorities of $6 million and a reduction to Goodwill of $4 million.

Our continuing practice and policy is to record potential interest and penalties related to unrecognized tax benefits in our Income tax provision (benefit). As of March 31, 2009 and March 31, 2008, we had $12 million and $14 million accrued for potential interest on income taxes, respectively. For the periods from May 16, 2007 through March 31, 2008; from April 1, 2007 through May 15, 2007 and for the three months ended March 31, 2007, our Income tax provision included a charge for an additional $5 million, $0.4 million and $1 million of potential interest, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

		May 16, 2007	April 1, 2007	Three Months
	Year Ended	Through	Through	Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007
	Successor	Successor	Predecessor	Predecessor
Beginning balance	$61	$47	$46	$46
Additions based on tax positions related to the current period	1	2	—	—
Additions based on tax positions of prior years	3	7	—	1
Reductions based on tax positions of prior years	(3)	—	—	(1)
Settlements	(4)	—	—	—
Statute Lapses	(1)	—	—	—
Foreign Exchange	(6)	5	1	—

Ending Balance	$51	$61	$47	$46

Income Taxes Payable

Our consolidated balance sheets include income taxes payable of $85 million and $96 million as of March 31, 2009 and 2008, respectively. Of these amounts, $33 million and $35 million are reflected in Accrued expenses and other current liabilities as of March 31, 2009 and 2008, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	COMMITMENTS AND CONTINGENCIES

Primary Supplier

Alcan is our primary supplier of metal inputs, including prime and sheet ingot. The table below shows our purchases from Alcan as a percentage of our total combined metal purchases.

		May 16, 2007	April 1, 2007	Three Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Purchases from Alcan as a percentage of total combined prime and sheet ingot purchases in kt(A)	47%	35%	34%	35%	35%

(A)	One kilotonne (kt) is 1,000 metric tonnes. One metric tonne is equivalent to 2,204.6 pounds.

Legal Proceedings

Coca-Cola Lawsuit.  A lawsuit was commenced against Novelis Corporation on February 15, 2007 by Coca-Cola Bottler’s Sales and Services Company LLC (CCBSS) in Georgia state court. CCBSS is a consortium of Coca-Cola bottlers across the United States, including Coca-Cola Enterprises Inc. CCBSS alleges that Novelis Corporation breached a soft toll agreement between the parties relating to the supply of aluminum can stock, and seeks monetary damages in an amount to be determined at trial and a declaration of its rights under the agreement. The agreement includes a “most favored nations” provision regarding certain pricing matters. CCBSS alleges that Novelis Corporation breached the terms of the “most favored nations” provision. The dispute will likely turn on the facts that are presented to the court by the parties and the court’s finding as to how certain provisions of the agreement ought to be interpreted. If CCBSS were to prevail in this litigation, the amount of damages would likely be material. However, we have concluded that a loss from the CCBSS litigation is not probable and therefore have not recorded an accrual. In addition, we do not believe that there is a reasonable possibility of a loss from the lawsuit based on information available at this time. Novelis Corporation has filed its answer and the parties are proceeding with discovery.

ARCO Aluminum Complaint.  On May 24, 2007, Arco Aluminum Inc. (ARCO) filed a complaint against Novelis Corporation and Novelis Inc. in the United States District Court for the Western District of Kentucky. ARCO and Novelis are partners in a joint venture rolling mill located in Logan County, Kentucky. In the complaint, ARCO alleged that its consent was required in connection with Hindalco’s acquisition of Novelis. Failure to obtain consent, ARCO alleged, put us in default of the joint venture agreements, thereby triggering certain provisions in those agreements. The provisions include a reversion of the production management at the joint venture to Logan Aluminum from Novelis, and a reduction of the board of directors of the entity that manages the joint venture from seven members (four appointed by Novelis and three appointed by ARCO) to six members (three appointed by each of Novelis and ARCO).

ARCO sought a court declaration that (1) Novelis and its affiliates are prohibited from exercising any managerial authority or control over the joint venture, (2) Novelis’ interest in the joint venture is limited to an economic interest only and (3) ARCO has authority to act on behalf of the joint venture. Alternatively, ARCO sought a reversion of the production management function to Logan Aluminum, and a change in the composition of the board of directors of the entity that manages the joint venture. Novelis filed its answer to the complaint on July 16, 2007.

On July 3, 2007, ARCO filed a motion for partial summary judgment with respect to one of the counts of its complaint relating to the claim that Novelis breached the joint venture agreement by not seeking ARCO’s consent. On July 30, 2007, Novelis filed a motion to hold ARCO’s motion for summary judgment in abeyance

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(pending further discovery), along with a demand for a jury. On February 14, 2008, the judge issued an order granting our motion to hold ARCO’s summary judgment motion in abeyance. Following this ruling, the joint venture continued to conduct operational, management and board activities as normal.

On June 4, 2009, ARCO and Novelis entered into a settlement agreement to address and resolve all matters at issue in the lawsuit, including the Logan Joint Venture governance issues. On June 22, 2009, the parties requested an order from the United States District Court for the Western District of Kentucky to dismiss the lawsuit with prejudice. As a result of the settlement, among other things, Novelis will retain control of the Logan board of directors, production management responsibilities will revert to Logan, and certain Novelis employees who work at Logan will become employees of Logan. There are no remaining reserves on this matter.

Environmental Matters

The following describes certain environmental matters relating to our business.

We are involved in proceedings under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or Superfund, or analogous state provisions regarding liability arising from the usage, storage, treatment or disposal of hazardous substances and wastes at a number of sites in the United States, as well as similar proceedings under the laws and regulations of the other jurisdictions in which we have operations, including Brazil and certain countries in the European Union. Many of these jurisdictions have laws that impose joint and several liability, without regard to fault or the legality of the original conduct, for the costs of environmental remediation, natural resource damages, third party claims, and other expenses. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

As described further in the following paragraph, we have established procedures for regularly evaluating environmental loss contingencies, including those arising from such environmental reviews and investigations and any other environmental remediation or compliance matters. We believe we have a reasonable basis for evaluating these environmental loss contingencies, and we believe we have made reasonable estimates of the costs that are likely to be borne by us for these environmental loss contingencies. Accordingly, we have established reserves based on our reasonable estimates for the currently anticipated costs associated with these environmental matters. We estimate that the undiscounted remaining clean-up costs related to all of our known environmental matters as of March 31, 2009 will be approximately $52 million. Of this amount, $38 million is included in Other long-term liabilities, with the remaining $14 million included in Accrued expenses and other current liabilities in our consolidated balance sheet as of March 31, 2009. Management has reviewed the environmental matters, including those for which we assumed liability as a result of our spin-off from Alcan. As a result of this review, management has determined that the currently anticipated costs associated with these environmental matters will not, individually or in the aggregate, materially impair our operations or materially adversely affect our financial condition, results of operations or liquidity.

With respect to environmental loss contingencies, we record a loss contingency on whenever such contingency is probable and reasonably estimable. The evaluation model includes all asserted and unasserted claims that can be reasonably identified. Under this evaluation model, the liability and the related costs are quantified based upon the best available evidence regarding actual liability loss and cost estimates. Except for those loss contingencies where no estimate can reasonably be made, the evaluation model is fact-driven and attempts to estimate the full costs of each claim. Management reviews the status of, and estimated liability related to, pending claims and civil actions on a quarterly basis. The estimated costs in respect of such reported liabilities are not offset by amounts related to cost-sharing between parties, insurance, indemnification arrangements or contribution from other potentially responsible parties (PRPs) unless otherwise noted.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Butler Tunnel Site.  Novelis Corporation was a party in a 1989 U.S. Environmental Protection Agency (EPA) lawsuit before the U.S. District Court for the Middle District of Pennsylvania involving the Butler Tunnel Superfund site, a third-party disposal site. In May 1991, the court granted summary judgment against Novelis Corporation for alleged disposal of hazardous waste. After unsuccessful appeals, Novelis Corporation paid the entire judgment plus interest.

The EPA filed a second cost recovery action against Novelis Corporation seeking recovery of expenses associated with the installation of an early warning and response system for potential future releases from the Butler Tunnel site. In January 2008, Novelis Corporation and the Department of Justice, on behalf of the EPA, entered into a consent decree whereby Novelis Corporation agreed to pay approximately $2 million in three installments in settlement of its liability with the U.S. government. This settlement has been fully paid.

Prior to the execution of the Novelis Corporation consent decree, the EPA entered into consent decrees with the other Butler Tunnel PRPs to finance and construct the early warning and response system. On October 30, 2008, the trustee for the PRPs provided a detailed analysis of the past and future costs associated with the implementation of the early warning system and advised us of their intention to file a contribution action against us.

On February 3, 2009, Butler Tunnel PRPs and Novelis Corporation entered into a settlement agreement resolving the contribution claims. On March 5, 2009, pursuant to these agreements, Novelis Corporation remitted its settlement payment of past costs in the amount of approximately $1 million. As part of the settlement, Novelis became a member of the PRP group. Accordingly, Novelis bears an allocated share of certain future costs in the approximate annual amount of $75,000 between 2009 and 2018 related to the costs to complete and maintain the early warning and response system at the Butler Tunnel site. Accordingly, Novelis Corporation has established a reserve of $742,000 for these payments through 2018.

In December 2005, the United States Environmental Protection Agency (USEPA) issued a Notice of Violation (NOV) to the Company’s subsidiary, Logan Aluminum, Inc. (Logan), alleging violations of Logan’s Title V Operating Permit, which regulates emissions of air pollutants from the facility. In March 2006, the Kentucky Department of Environmental Protection (KDEP) issued a separate NOV to Logan alleging other violations of the Title V Operating Permit. In March 2009, as a result of these enforcement actions, Logan agreed to install new air pollution control equipment. Logan has also agreed to settle the USEPA NOV, including the payment of a civil penalty of $285,000. The KDEP NOV is currently subject to a Tolling Agreement with the state agency.

Brazil Tax Matters

Primarily as a result of legal proceedings with Brazil’s Ministry of Treasury regarding certain taxes in South America, as of March 31, 2009 and 2008, we had cash deposits aggregating approximately $30 million and $36 million, respectively, in judicial depository accounts pending finalization of the related cases. The depository accounts are in the name of the Brazilian government and will be expended towards these legal proceedings or released to us, depending on the outcome of the legal cases. These deposits are included in Other long-term assets — third parties in our accompanying consolidated balance sheets. In addition, we are involved in several disputes with Brazil’s Ministry of Treasury about various forms of manufacturing taxes and social security contributions, for which we have made no judicial deposits but for which we have established reserves ranging from $6 million to $118 million as of March 31, 2009. In total, these reserves approximate $135 million as of March 31, 2009 and are included in Other long-term liabilities in our accompanying consolidated balance sheet.

On May 28, 2009, the Brazilian government passed a law allowing taxpayers to settle certain federal tax disputes with the Brazilian tax authorities, including disputes relating to a Brazilian national tax on manufactured products, through an installment program. Pursuant to the installment plan, companies can elect

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to (a) pay the principal amount of the disputed tax amounts over a near-term period (e.g., 1-60 monthly installments) and receive a 35-45% discount on the interest and 80-100% discount on the penalties owed, (b) pay the principal and interest over a medium-term period (e.g., 60-120 monthly installments) and receive a 30-35% discount on the interest and 70-80% discount on the penalties owed, or (c) pay the full amount of the disputed tax amounts, including interest and penalties, over a longer-term period (e.g., 120-180 monthly installments) and receive a 25-30% discount on the interest and 60-70% discount on the penalties owed. Novelis has already joined the installment plan. However, we will announce (a) the amount of the tax disputes that will be settled and (b) the number of installments elected once the Ministry of Treasury enacts the final installment plan regulations.

Guarantees of Indebtedness

We have issued guarantees on behalf of certain of our subsidiaries and non-consolidated affiliates, including certain of our wholly-owned subsidiaries and Aluminium Norf GmbH, which is a fifty percent (50%) owned joint venture that does not meet the requirements for consolidation under FIN 46(R).

In the case of our wholly-owned subsidiaries, the indebtedness guaranteed is for trade accounts payable to third parties. Some of the guarantees have annual terms while others have no expiration and have termination notice requirements. Neither we nor any of our subsidiaries or non-consolidated affiliates holds any assets of any third parties as collateral to offset the potential settlement of these guarantees.

Since we consolidate wholly-owned and majority-owned subsidiaries in our consolidated financial statements, all liabilities associated with trade payables and short-term debt facilities for these entities are already included in our consolidated balance sheets.

The following table discloses information about our obligations under guarantees of indebtedness as of March 31, 2009 (in millions). We did not have obligations under guarantees of indebtedness related to our majority-owned subsidiaries as of March 31, 2009.

	Maximum	Liability
	Potential	Carrying
Type of Entity	Future Payment	Value

Wholly-owned subsidiaries	$50	$14
Aluminium Norf GmbH	13	—

We have no retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets.

21.	SEGMENT, GEOGRAPHICAL AREA AND MAJOR CUSTOMER INFORMATION

Segment Information

Due in part to the regional nature of supply and demand of aluminum rolled products and in order to best serve our customers, we manage our activities on the basis of geographical areas and are organized under four operating segments: North America; Europe; Asia and South America.

Corporate and Other includes functions that are managed directly from our corporate office, which focuses on strategy development and oversees governance, policy, legal compliance, human resources and finance matters. These expenses have not been allocated to the regions. It also includes realized gains (losses) on corporate derivative instruments, consolidating and other elimination accounts.

We measure the profitability and financial performance of our operating segments, based on Segment income, in accordance with FASB Statement No. 131, Disclosure About the Segments of an Enterprise and Related Information. Segment income provides a measure of our underlying segment results that is in line with our portfolio approach to risk management. We define Segment income as earnings before (a) depreciation

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and amortization; (b) interest expense and amortization of debt issuance costs; (c) interest income; (d) unrealized gains (losses) on change in fair value of derivative instruments, net; (e) impairment of goodwill; (f) impairment charges on long-lived assets (other than goodwill); (g) gain on extinguishment of debt; (h) noncontrolling interests’ share; (i) adjustments to reconcile our proportional share of Segment income from non-consolidated affiliates to income as determined on the equity method of accounting; (k) restructuring charges, net; (k) gains or losses on disposals of property, plant and equipment and businesses, net; (l) other costs, net; (m) litigation settlement, net of insurance recoveries; (n) sale transaction fees; (o) income tax provision (benefit) (p) cumulative effect of accounting change, net of tax.

Net sales and expenses are measured in accordance with the policies and procedures described in Note 1 — Business and Summary of Significant Accounting Policies.

For Segment income purposes we only include the impact of the derivative gains or losses to the extent they are settled in cash (i.e., realized) during that period.

The following is a description of our operating segments:

•	North America. Headquartered in Cleveland, Ohio, this segment manufactures aluminum sheet and light gauge products and operates 11 plants, including two fully dedicated recycling facilities, in two countries.

•	Europe. Headquartered in Zurich, Switzerland, this segment manufactures aluminum sheet and light gauge products and operates 14 plants, including one recycling facility, in six countries.

•	Asia. Headquartered in Seoul, South Korea, this segment manufactures aluminum sheet and light gauge products and operates three plants in two countries.

•	South America. Headquartered in Sao Paulo, Brazil, this segment comprises bauxite mining, alumina refining, smelting operations, power generation, carbon products, aluminum sheet and light gauge products and operates four plants in Brazil.

Adjustment to Eliminate Proportional Consolidation.  The financial information for our segments includes the results of our non-consolidated affiliates on a proportionately consolidated basis, which is consistent with the way we manage our business segments. However, under GAAP, these non-consolidated affiliates are accounted for using the equity method of accounting. Therefore, in order to reconcile the financial information for the segments shown in the tables below to the GAAP-based measure, we must remove our proportional share of each line item that we included in the segment amounts. See Note 10 — Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions for further information about these non-consolidated affiliates.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tables below show selected segment financial information (in millions).

Selected Segment Financial Information

						Adjustment to
	Reportable Segments					Eliminate
Selected Operating Results	North			South	Corporate	Proportional
Year Ended March 31, 2009	America	Europe	Asia	America	and Other	Consolidation	Total
(Successor)

Net sales	$3,930	$3,718	$1,536	$1,007	$—	$(14)	$10,177
Write-off and amortization of fair value adjustments	218	7	—	—	8	—	233
Depreciation and amortization	166	226	50	72	3	(78)	439
Income tax provision (benefit)	(156)	(13)	(8)	(62)	9	(16)	(246)
Capital expenditures	42	76	20	25	2	(20)	145
Total assets as of March 31, 2009	$2,973	$2,750	$732	$1,296	$50	$(234)	$7,567

						Adjustment to
	Reportable Segments					Eliminate
Selected Operating Results	North			South	Corporate	Proportional
May 16, 2007 Through March 31, 2008	America	Europe	Asia	America	and Other	Consolidation	Total
(Successor)

Net sales	$3,655	$3,828	$1,602	$885	$—	$(5)	$9,965
Write-off and amortization of fair value adjustments	242	(8)	(11)	(9)	7	—	221
Depreciation and amortization	140	176	52	62	1	(56)	375
Income tax provision (benefit)	23	(70)	1	69	16	34	73
Capital expenditures	42	98	28	28	3	(14)	185
Total assets as of March 31, 2008	$3,957	$4,355	$1,080	$1,485	$59	$(199)	$10,737

						Adjustment to
	Reportable Segments					Eliminate
Selected Operating Results	North			South	Corporate	Proportional
April 1, 2007 Through May 15, 2007	America	Europe	Asia	America	and Other	Consolidation	Total
(Predecessor)

Net sales	$446	$510	$216	$109	$—	$—	$1,281
Depreciation and amortization	7	11	7	5	1	(3)	28
Income tax provision (benefit)	(19)	10	—	14	(1)	—	4
Capital expenditures	4	8	4	3	1	(3)	17

						Adjustment to
	Reportable Segments					Eliminate
Selected Operating Results	North			South	Corporate	Proportional
Three Months Ended March 31, 2007	America	Europe	Asia	America	and Other	Consolidation	Total
(Predecessor)

Net sales	$925	$1,057	$413	$235	$—	$—	$2,630
Depreciation and amortization	16	24	14	11	1	(8)	58
Income tax provision (benefit)	(10)	6	—	11	—	—	7
Capital expenditures	9	11	3	4	1	(4)	24

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

						Adjustment to
	Reportable Segments					Eliminate
Selected Operating Results	North			South	Corporate	Proportional
Year Ended December 31, 2006	America	Europe	Asia	America	and Other	Consolidation	Total
(Predecessor)

Net sales	$3,691	$3,620	$1,692	$863	$—	$(17)	$9,849
Depreciation and amortization	70	92	55	44	4	(32)	233
Income tax provision (benefit)	(111)	29	11	63	9	(5)	(4)
Capital expenditures	39	45	21	26	3	(18)	116

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows the reconciliation from income from reportable segments to Net loss attributable to our common shareholder (in millions).

		May 16, 2007	April 1, 2007	Three Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
North America	$82	$266	$(24)	$(17)	$20
Europe	236	241	32	85	245
Asia	86	46	6	16	82
South America	139	143	18	57	165
Corporate and other(A)	(55)	(46)	(38)	(29)	(170)
Depreciation and amortization	(439)	(375)	(28)	(58)	(233)
Interest expense and amortization of debt issuance costs	(182)	(191)	(27)	(54)	(221)
Interest income	14	18	1	4	15
Unrealized gains (losses) on change in fair value of derivative instruments, net(B)	(519)	(8)	5	(1)	(151)
Impairment of goodwill	(1,340)	—	—	—	—
Gain on extinguishment of debt	122	—	—	—	—
Impairment charges on long-lived assets	(1)	(1)	—	(8)	—
Adjustment to eliminate proportional consolidation(C)	(226)	(36)	(7)	(9)	(35)
Restructuring charges, net	(95)	(6)	(1)	(9)	(19)
Loss on disposals of assets, net	—	—	—	—	(20)
Other costs, net(D)	10	6	(31)	(32)	44

Income (loss) before income taxes	(2,168)	57	(94)	(55)	(278)
Income tax provision (benefit)	(246)	73	4	7	(4)

Net loss	(1,922)	(16)	(98)	(62)	(274)
Net income (loss) attributable to noncontrolling interests	(12)	4	(1)	2	1

Net loss attributable to our common shareholder	$(1,910)	$(20)	$(97)	$(64)	$(275)

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(A)	Corporate and other includes functions that are managed directly from our corporate office, which focuses on strategy development and oversees governance, policy, legal compliance, human resources and finance matters. These expenses have not been allocated to the regions. It also includes realized gains (losses) on corporate derivative instruments.

(B)	Unrealized gains (losses) on change in fair value of derivative instruments, net represents the portion of gains (losses) that were not settled in cash during the period. Total realized and unrealized gains (losses) are shown in the table below and are included in the aggregate each period in (Gain) loss on change in fair value of derivative instruments, net on our consolidated statements of operations.

(C)	Our financial information for our segments (including Segment income) includes the results of our non-consolidated affiliates on a proportionately consolidated basis, which is consistent with the way we manage our business segments. However, under GAAP, these non-consolidated affiliates are accounted for using the equity method of accounting. Therefore, in order to reconcile Income from reportable segments to Net loss, the proportional Segment income of these non-consolidated affiliates is removed from Income from reportable segments, net of our share of their net after-tax results, which is reported as Equity in net (income) loss of non-consolidated affiliates on our consolidated statements of operations. The adjustment to eliminate proportional consolidation for the year ended March 31, 2009 includes a $160 million impairment charge related to our investment in Norf. See Note 10 — Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions for further information about these non-consolidated affiliates.

(D)	Other costs, net for the year ended March 31, 2009 include a $26 million non-cash gain on reversal of a legal accrual, as well as a $9 million charge for a tax settlement in Brazil. Sales transaction fees of $32 million were recorded in both the three months ended March 31, 2007 and the period April 1, 2007 through May 15, 2007. In the year ended December 31, 2006, Other costs, net includes a $15 million gain on sale of equity interest in non-consolidated affiliates and an $11 million gain on sale of rights to develop and operate hydroelectric power plants (see Note 18 — Other (Income) Expenses, net).

		May 16, 2007	April 1, 2007	Three Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
(Gains) losses on change in fair value of derivative instruments, net:
Realized and included in Segment income	$41	$(14)	$(18)	$(33)	$(249)
Realized on corporate derivative instruments	(4)	(16)	3	2	35
Unrealized	519	8	(5)	1	151

(Gains) losses on change in fair value of derivative instruments, net	$556	$(22)	$(20)	$(30)	$(63)

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographical Area Information

We had 32 operating facilities in 11 countries as of March 31, 2009. The tables below present Net sales and Long-lived assets by geographical area (in millions). Net sales are attributed to geographical areas based on the origin of the sale. Long-lived assets are attributed to geographical areas based on asset location and exclude investments in and advances to our non-consolidated affiliates.

		May 16, 2007	April 1, 2007	Three Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006
	Successor	Successor	Predecessor	Predecessor	Predecessor
Net sales:
United States	$3,685	$3,419	$427	$870	$3,474
Asia and Other Pacific	1,536	1,602	216	413	1,691
Brazil	1,006	880	109	235	847
Canada	243	236	19	55	217
Germany	2,439	2,508	212	651	2,263
United Kingdom	347	445	79	136	428
Other Europe	921	875	219	270	929

Total Net sales	$10,177	$9,965	$1,281	$2,630	$9,849

	March 31,
	2009	2008
	Successor	Successor

Long-lived assets:
United States	$1,902	$2,566
Asia and Other Pacific	384	565
Brazil	768	967
Canada	171	514
Germany	415	247
United Kingdom	51	170
Other Europe	477	1,146

Total long-lived assets	$4,168	$6,175

Major Customer Information

All of our operating segments had Net sales to Rexam Plc (Rexam), our largest customer. The table below shows our net sales to Rexam as a percentage of total Net sales.

		May 16, 2007	April 1, 2007	Three Months
	Year Ended	Through	Through	Ended	Year Ended
	March 31, 2009	March 31, 2008	May 15, 2007	March 31, 2007	December 31, 2006
	Successor	Successor	Predecessor	Predecessor	Predecessor

Net sales to Rexam as a percentage of total net sales	17%	15%	14%	16%	14%

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	SUPPLEMENTAL INFORMATION

The following table shows non-cash investing and financing activities related to the Acquisition of Novelis Common Stock.

May 16, 2007
Through
March 31, 2008
Successor

Supplemental schedule of non-cash investing and financing activities related to the Acquisition of Novelis Common Stock:
Property, plant and equipment	$(1,344)
Goodwill	(1,625)
Intangible assets	(893)
Investment in and advances to non-consolidated affiliates	(776)
Debt	66

Accumulated other comprehensive income (loss) (AOCI) consists of the following (in millions).

	March 31,	March 31,
	2009	2008
	Successor	Successor

Currency translation adjustment	$(62)	$60
Fair value of effective portion of hedges	(19)	—
Pension and other benefits	(67)	(14)

AOCI	$(148)	$46

23.	QUARTERLY RESULTS

During the fourth quarter of fiscal 2009, we identified errors in our interim financial statements included in previously filed fiscal 2009 Form 10-Qs. We deemed the correction of these errors to be both quantitatively and qualitatively immaterial after consideration of SEC Staff Accounting Bulleting (SAB) No. 99, Materiality, as well as SEC SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (SAB 108). These adjustments will be reflected when the affected periods are presented in future interim reports. The following summarizes these immaterial errors:

•	We identified that a customer sales contract included certain terms which, when elected by the customer, result in the recognition of a derivative under FASB 133. As changes in the valuation of the derivative associated with this arrangement were not previously recognized in our financial statements, the amounts previously reported in (Gain) loss on change in fair value of derivative instruments, net were misstated for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008 by $1 million, $(4) million and $(8) million, respectively. This error increased (decreased) previously reported net income (loss) attributable to our common shareholder by $(1) million, $2 million and $5 million for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008, respectively.

•	We determined that there was an error in our valuation of certain of our cross-currency swap derivative instruments. As a result, the amounts previously reported in (Gain) loss on change in fair value of derivative instruments, net were misstated for the quarters ended September 30, 2008 and December 31, 2008 by $4 million and $(1) million, respectively. This error increased (decreased) previously reported net income (loss) attributable to our common shareholder by $(3) million and $1 million for the quarters ended September 30, 2008 and December 31, 2008, respectively.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below presents select operating results (in millions) and dividends per common share information by period. Certain reclassifications of prior period quarterly amounts have been made to conform to the presentation adopted for the current year as discussed in Note 1. Also, the quarterly results below reflect the correction of the aforementioned errors.

	(Unaudited)
	Quarter Ended
	June 30,	September 30,	December 31,	March 31,
	2008(A)	2008(A)	2008(A)	2009
	Successor	Successor	Successor	Successor

Net sales	$3,103	$2,959	$2,176	$1,939
Cost of goods sold (exclusive of depreciation and amortization shown below)	2,831	2,791	2,023	1,606
Selling, general and administrative expenses	84	89	73	73
Depreciation and amortization	116	107	107	109
Research and development expenses	12	10	11	8
Interest expense and amortization of debt issuance costs	45	46	47	44
Interest income	(5)	(5)	(3)	(1)
(Gain) loss on change in fair value of derivative instruments, net	(65)	185	396	40
Impairment of goodwill	—	—	1,340	—
Gain on extinguishment of debt	—	—	—	(122)
Restructuring charges, net	(1)	—	15	81
Equity in net (income) loss of non-consolidated affiliates	2	(2)	166	6
Other (income) expenses, net	23	10	20	33
Income tax provision (benefit)	35	(168)	(196)	83

Net income (loss)	26	(104)	(1,823)	(21)
Net income (loss) attributable to noncontrolling interests	2	—	(9)	(5)

Net income (loss) attributable to our common shareholder	$24	$(104)	$(1,814)	$(16)

Dividends per common share	$0.00	$0.00	$0.00	$0.00

(A)	As revised.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		April 1. 2007	May 16, 2007	Quarter Ended
	Quarter Ended	Through	Through	September 30,	December 31,	March 31,
	March 31, 2007	May 15, 2007	June 30, 2007(B)	2007(B)	2007(B)	2008(B)
	Predecessor	Predecessor	Successor	Successor	Successor	Successor
Net sales	$2,630	$1,281	$1,547	$2,821	$2,735	$2,862
Cost of goods sold (exclusive of depreciation and amortization shown below)	2,447	1,205	1,436	2,555	2,474	2,577
Selling, general and administrative expenses	99	95	42	88	99	90
Depreciation and amortization	58	28	53	103	108	111
Research and development expenses	8	6	13	10	11	12
Interest expense and amortization of debt issuance costs	54	27	28	60	53	50
Interest income	(4)	(1)	(3)	(4)	(6)	(5)
(Gain) loss on change in fair value of derivative instruments , net	(30)	(20)	(14)	30	56	(94)
Restructuring charges, net	9	1	1	—	1	4
Equity in net (income) loss of non-consolidated affiliates	(3)	(1)	1	(20)	3	(9)
Other (income) expenses, net	47	35	10	(2)	(17)	3
Income tax provision	7	4	27	20	26	—

Net income (loss)	(62)	(98)	(47)	(19)	(73)	123
Net income (loss) attributable to noncontrolling interests	2	(1)	(2)	—	—	6

Net income (loss) attributable to our common shareholder	$(64)	$(97)	$(45)	$(19)	$(73)	$117

Dividends per common share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

(B)	Unaudited.

24.	SUPPLEMENTAL GUARANTOR INFORMATION

In connection with the issuance of our Senior Notes and the old notes, certain of our wholly-owned subsidiaries, which are “100% owned” within the meaning of Rule 3-10(h)(i) of Regulation S-X, provided guarantees of the Senior Notes and the old notes. The guarantors of the Senior Notes and the old notes are the same. These guarantees are full and unconditional as well as joint and several. The guarantor subsidiaries (the Guarantors) comprise the majority of our businesses in Canada, the U.S., the U.K., Brazil and Switzerland, as well as certain businesses in Germany. Certain Guarantors may be subject to restrictions on their ability to distribute earnings to Novelis Inc. (the Parent). The remaining subsidiaries (the Non-Guarantors) of the Parent are not guarantors of the Senior Notes.

The following information presents consolidating statements of operations, consolidating balance sheets and condensed consolidating statements of cash flows of the Parent, the Guarantors and the Non-Guarantors. Investments include investment in and advances to non-consolidated affiliates as well as investments in net assets of divisions included in the Parent, and have been presented using the equity method of accounting.

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOVELIS INC.

CONSOLIDATING STATEMENT OF OPERATIONS
(In millions)

	Year Ended March 31, 2009 — Successor
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Net sales	$1,186	$8,421	$2,647	$(2,077)	$10,177

Cost of goods sold (exclusive of depreciation and amortization shown below)	1,182	7,679	2,467	(2,077)	9,251
Selling, general and administrative expenses	9	242	68	—	319
Depreciation and amortization	16	328	95	—	439
Research and development expenses	29	10	2	—	41
Interest expense and amortization of debt issuance costs	114	134	23	(89)	182
Interest income	(78)	(15)	(10)	89	(14)
(Gain) loss on change in fair value of derivative instruments, net	5	511	40	—	556
Impairment of goodwill	—	1,340	—	—	1,340
Gain on extinguishment of debt, net	(67)	(55)	—	—	(122)
Restructuring charges, net	5	74	16	—	95
Equity in net (income) loss of non-consolidated affiliates	1,890	172	—	(1,890)	172
Other (income) expenses, net	(14)	11	89	—	86

	3,091	10,431	2,790	(3,967)	12,345

Income (loss) before income taxes	(1,905)	(2,010)	(143)	1,890	(2,168)
Income tax provision (benefit)	5	(237)	(14)	—	(246)

Net income (loss)	(1,910)	(1,773)	(129)	1,890	(1,922)
Net loss attributable to noncontrolling interests	—	—	(12)	—	(12)

Net loss attributable to our common shareholder	$(1,910)	$(1,773)	$(117)	$1,890	$(1,910)

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOVELIS INC.

CONSOLIDATING STATEMENTS OF OPERATIONS
(In millions)

	May 16, 2007 Through March 31, 2008 — Successor
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Net sales	$1,300	$8,266	$2,701	$(2,302)	$9,965

Cost of goods sold (exclusive of depreciation and amortization shown below)	1,294	7,504	2,546	(2,302)	9,042
Selling, general and administrative expenses	40	210	69	—	319
Depreciation and amortization	19	294	62	—	375
Research and development expenses	27	17	2	—	46
Interest expense and amortization of debt issuance costs	124	135	34	(102)	191
Interest income	(90)	(17)	(13)	102	(18)
(Gain) loss on change in fair value of derivative instruments, net	8	(13)	(17)	—	(22)
Restructuring charges, net	—	2	4	—	6
Equity in net (income) loss of non-consolidated affiliates	(83)	(25)	—	83	(25)
Other (income) expenses, net	(33)	6	21	—	(6)

	1,306	8,113	2,708	(2,219)	9,908

Income (loss) before income taxes	(6)	153	(7)	(83)	57
Income tax provision (benefit)	14	53	6	—	73

Net income (loss)	(20)	100	(13)	(83)	(16)
Net income attributable to noncontrolling interests	—	—	4	—	4

Net income (loss) attributable to our common shareholder	$(20)	$100	$(17)	$(83)	$(20)

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOVELIS INC.

CONSOLIDATING STATEMENTS OF OPERATIONS
(In millions)

	April 1, 2007 Through May 15, 2007 — Predecessor
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Net sales	$129	$1,020	$359	$(227)	$1,281

Cost of goods sold (exclusive of depreciation and amortization shown below)	131	961	340	(227)	1,205
Selling, general and administrative expenses	29	51	15	—	95
Depreciation and amortization	2	18	8	—	28
Research and development expenses	5	1	—	—	6
Interest expense and amortization of debt issuance costs	12	21	4	(10)	27
Interest income	(9)	(1)	(1)	10	(1)
(Gain) loss on change in fair value of derivative instruments, net	(2)	(19)	1	—	(20)
Restructuring charges, net	—	1	—	—	1
Equity in net (income) loss of non-consolidated affiliates	29	(1)	—	(29)	(1)
Other (income) expenses, net	29	8	(2)	—	35

	226	1,040	365	(256)	1,375

Income (loss) before income taxes	(97)	(20)	(6)	29	(94)
Income tax provision (benefit)	—	3	1	—	4

Net income (loss)	(97)	(23)	(7)	29	(98)
Net loss attributable to noncontrolling interests	—	—	(1)	—	(1)

Net loss attributable to our common shareholder	$(97)	$(23)	$(6)	$29	$(97)

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOVELIS INC.

CONSOLIDATING STATEMENTS OF OPERATIONS
(In millions)

	Three Months Ended March 31, 2007 — Predecessor
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Net sales	$378	$2,228	$723	$(699)	$2,630

Cost of goods sold (exclusive of depreciation and amortization shown below)	377	2,094	675	(699)	2,447
Selling, general and administrative expenses	10	69	20	—	99
Depreciation and amortization	3	38	17	—	58
Research and development expenses	5	2	1	—	8
Interest expense and amortization of debt issuance costs	32	42	7	(27)	54
Interest income	(25)	(3)	(3)	27	(4)
(Gain) loss on change in fair value of derivative instruments , net	2	(29)	(3)	—	(30)
Restructuring charges, net	—	9	—	—	9
Equity in net (income) loss of non-consolidated affiliates	11	(3)	—	(11)	(3)
Other (income) expenses, net	27	17	3	—	47

	442	2,236	717	(710)	2,685

Income (loss) before income taxes	(64)	(8)	6	11	(55)
Income tax provision (benefit)	—	5	2	—	7

Net income (loss)	(64)	(13)	4	11	(62)
Net income attributable to noncontrolling interests	—	—	2	—	2

Net income (loss) attributable to our common shareholder	$(64)	$(13)	$2	$11	$(64)

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOVELIS INC.

CONSOLIDATING STATEMENTS OF OPERATIONS
(In millions)

	Year Ended December 31, 2006 — Predecessor
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Net sales	$1,572	$8,340	$2,822	$(2,885)	$9,849

Cost of goods sold (exclusive of depreciation and amortization shown below)	1,522	8,010	2,670	(2,885)	9,317
Selling, general and administrative expenses	72	269	69	—	410
Depreciation and amortization	15	153	65	—	233
Research and development expenses	28	12	—	—	40
Interest expense and amortization of debt issuance costs	145	152	31	(107)	221
Interest income	(97)	(12)	(13)	107	(15)
(Gain) loss on change in fair value of derivative instruments , net	49	(128)	16	—	(63)
Restructuring charges, net	—	16	3	—	19
Equity in net (income) loss of non-consolidated affiliates	115	(16)	—	(115)	(16)
Other (income) expenses, net	(11)	4	(12)	—	(19)

	1,838	8,460	2,829	(3,000)	10,127

Income (loss) before income taxes	(266)	(120)	(7)	115	(278)
Income tax provision (benefit)	9	(28)	15	—	(4)

Net income (loss)	(275)	(92)	(22)	115	(274)
Net income attributable to noncontrolling interests	—	—	1	—	1

Net income (loss) attributable to our common shareholder	$(275)	$(92)	$(23)	$115	$(275)

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOVELIS INC.

CONSOLIDATING BALANCE SHEET
(In millions)

	As of March 31, 2009 — Successor
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Current assets
Cash and cash equivalents	$3	$175	$70	$—	$248
Accounts receivable, net of allowances
— third parties	21	761	267	—	1,049
— related parties	411	183	32	(601)	25
Inventories	31	523	239	—	793
Prepaid expenses and other current assets	4	31	16	—	51
Fair value of derivative instruments	—	145	7	(33)	119
Deferred income tax assets	—	192	24	—	216

Total current assets	470	2,010	655	(634)	2,501
Property, plant and equipment, net	162	2,146	491	—	2,799
Goodwill	—	570	12	—	582
Intangible assets, net	—	787	—	—	787
Investments in and advances to non-consolidated affiliates	1,647	719	—	(1,647)	719
Fair value of derivative instruments, net of current portion	—	46	28	(2)	72
Deferred income tax assets	1	3	—	—	4
Other long-term assets	1,028	207	96	(1,228)	103

Total assets	$3,308	$6,488	$1,282	$(3,511)	$7,567

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	$3	$4	$44	$—	$51
Short-term borrowings
— third parties	—	231	33	—	264
— related parties	7	330	22	(359)	—
Accounts payable
— third parties	33	458	234	—	725
— related parties	41	157	90	(240)	48
Fair value of derivative instruments	7	540	126	(33)	640
Accrued expenses and other current liabilities	34	395	90	(3)	516
Deferred income tax liabilities	—	—	—	—	—

Total current liabilities	125	2,115	639	(635)	2,244
Long-term debt, net of current portion
— third parties	1,464	852	101	—	2,417
— related parties	223	976	120	(1,228)	91
Deferred income tax liabilities	—	459	10	—	469
Accrued postretirement benefits	27	346	122	—	495
Other long-term liabilities	50	288	5	(1)	342

	1,889	5,036	997	(1,864)	6,058

Commitments and contingencies

Shareholder’s equity
Common stock	—	—	—	—	—
Additional paid-in capital	3,497	—	—	—	3,497
Retained earnings (accumulated deficit)	(1,930)	1,533	325	(1,858)	(1,930)
Accumulated other comprehensive income (loss)	(148)	(81)	(130)	211	(148)

Total equity of our common shareholder	1,419	1,452	195	(1,647)	1,419
Noncontrolling interests	—	—	90	—	90

Total equity	1,419	1,452	285	(1,647)	1,509

Total liabilities and equity	$3,308	$6,488	$1,282	$(3,511)	$7,567

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOVELIS INC.

CONSOLIDATING BALANCE SHEET
(In millions)

	As of March 31, 2008 — Successor
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Current assets
Cash and cash equivalents	$12	$177	$137	$—	$326
Accounts receivable, net of allowances
— third parties	38	819	391	—	1,248
— related parties	519	288	34	(810)	31
Inventories	58	992	405	—	1,455
Prepaid expenses and other current assets	4	34	20	—	58
Fair value of derivative instruments	—	187	29	(13)	203
Deferred income tax assets	—	121	4	—	125

Total current assets	631	2,618	1,020	(823)	3,446
Property, plant and equipment, net	178	2,455	724	—	3,357
Goodwill	—	1,741	189	—	1,930
Intangible assets, net	—	888	—	—	888
Investments in and advances to non-consolidated affiliates	3,629	945	1	(3,629)	946
Fair value of derivative instruments, net of current portion	—	18	3	—	21
Deferred income tax assets	4	—	2	—	6
Other long-term assets	1,329	159	135	(1,480)	143

Total assets	$5,771	$8,824	$2,074	$(5,932)	$10,737

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	$3	$11	$1	$—	$15
Short-term borrowings
— third parties	—	70	45	—	115
— related parties	5	370	25	(400)	—
Accounts payable
— third parties	84	925	573	—	1,582
— related parties	109	234	88	(376)	55
Fair value of derivative instruments	—	146	15	(13)	148
Accrued expenses and other current liabilities	40	555	113	(4)	704
Deferred income tax liabilities	—	39	—	—	39

Total current liabilities	241	2,350	860	(793)	2,658
Long-term debt, net of current portion
— third parties	1,761	698	101	—	2,560
— related parties	—	1,206	304	(1,510)	—
Deferred income tax liabilities	1	733	20	—	754
Accrued postretirement benefits	23	297	101	—	421
Other long-term liabilities	222	431	19	—	672

	2,248	5,715	1,405	(2,303)	7,065

Commitments and contingencies

Shareholder’s equity
Common stock	—	—	—	—	—
Additional paid-in capital	3,497	—	—	—	3,497
Retained earnings (accumulated deficit)	(20)	3,075	564	(3,639)	(20)
Accumulated other comprehensive income (loss)	46	34	(44)	10	46

Total equity of our common shareholder	3,523	3,109	520	(3,629)	3,523
Noncontrolling interests	—	—	149	—	149

Total equity	3,523	3,109	669	(3,629)	3,672

Total liabilities and equity	$5,771	$8,824	$2,074	$(5,932)	$10,737

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOVELIS INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
(In millions)

	Year Ended March 31, 2009 — Successor
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$87	$(139)	$39	$(223)	$(236)

INVESTING ACTIVITIES
Capital expenditures	(8)	(100)	(37)	—	(145)
Proceeds from sales of assets	2	2	1	—	5
Changes to investment in and advances to non-consolidated affiliates	—	20	—	—	20
Proceeds from loans receivable, net — related parties	—	17	—	—	17
Net proceeds from settlement of derivative instruments	2	(77)	67	—	(8)

Net cash provided by (used in) investing activities	(4)	(138)	31	—	(111)

FINANCING ACTIVITIES
Proceeds from issuance of debt
— third parties	—	220	43	—	263
— related parties	91	—	—	—	91
Principal repayments
— third parties	(223)	(11)	(1)	—	(235)
— related parties	41	(89)	(152)	200	—
Short-term borrowings, net
— third parties	—	185	(9)	—	176
— related parties	2	(25)	—	23	—
Dividends
— noncontrolling interests	—	—	(6)	—	(6)
Debt issuance costs	(3)	—	—	—	(3)

Net cash provided by (used in) financing activities	(92)	280	(125)	223	286

Net increase in cash and cash equivalents	(9)	3	(55)	—	(61)
Effect of exchange rate changes on cash balances held in foreign currencies	—	(5)	(12)	—	(17)
Cash and cash equivalents — beginning of period	12	177	137	—	326

Cash and cash equivalents — end of period	$3	$175	$70	$—	$248

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOVELIS INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
(In millions)

	May 16, 2007 Through March 31, 2008 — Successor
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$88	$363	$144	$(190)	$405

INVESTING ACTIVITIES
Capital expenditures	(11)	(143)	(31)	—	(185)
Proceeds from sales of assets	5	2	1	—	8
Changes to investment in and advances to non-consolidated affiliates	(40)	25	(1)	40	24
Proceeds from loans receivable, net — related parties	—	18	—	—	18
Net proceeds from settlement of derivative instruments	12	32	(7)	—	37

Net cash provided by (used in) investing activities	(34)	(66)	(38)	40	(98)

FINANCING ACTIVITIES
Proceeds from issuance of common stock	92	40	—	(40)	92
Proceeds from issuance of debt	300	659	141	—	1,100
Principal repayments
— third parties	(261)	(608)	(140)	—	(1,009)
— related parties	—	(189)	31	158	—
Short-term borrowings, net
— third parties	(45)	(188)	(8)	—	(241)
— related parties	(99)	81	(14)	32	—
Dividends
— noncontrolling interests	—	—	(1)	—	(1)
Debt issuance costs	(37)	—	—	—	(37)

Net cash provided by (used in) financing activities	(50)	(205)	9	150	(96)

Net increase in cash and cash equivalents	4	92	115	—	211
Effect of exchange rate changes on cash balances held in foreign currencies	—	11	2	—	13
Cash and cash equivalents — beginning of period	8	74	20	—	102

Cash and cash equivalents — end of period	$12	$177	$137	$—	$326

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOVELIS INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
(In millions)

	April 1, 2007 Through May 15, 2007 — Predecessor
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

OPERATING ACTIVITIES
Net cash used in operating activities	$(21)	$(181)	$(28)	$—	$(230)
INVESTING ACTIVITIES
Capital expenditures	(1)	(10)	(6)	—	(17)
Changes to investment in and advances to non-consolidated affiliates	—	1	—	—	1
Net proceeds from settlement of derivative instruments	(5)	23	—	—	18

Net cash provided by (used in) investing activities	(6)	14	(6)	—	2

FINANCING ACTIVITIES
Proceeds from issuance of debt	—	150	—	—	150
Principal repayments	—	(1)	—	—	(1)
Short-term borrowings, net
— third parties	45	9	6	—	60
— related parties	(15)	11	4	—	—
Dividends
— noncontrolling interests	—	—	(7)	—	(7)
Debt issuance costs	(2)	—	—	—	(2)
Proceeds from the exercise of stock options	1	—	—	—	1

Net cash provided by financing activities	29	169	3	—	201

Net increase (decrease) in cash and cash equivalents	2	2	(31)	—	(27)
Effect of exchange rate changes on cash balances held in foreign currencies	—	1	—	—	1
Cash and cash equivalents — beginning of period	6	71	51	—	128

Cash and cash equivalents — end of period	$8	$74	$20	$—	$102

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOVELIS INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
(In millions)

	Three Months Ended March 31, 2007 — Predecessor
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$(30)	$(55)	$50	$(52)	$(87)

INVESTING ACTIVITIES
Capital expenditures	(2)	(16)	(6)	—	(24)
Changes to investment in and advances to non-consolidated affiliates	—	1	—	—	1
Proceeds from loans receivable, net — related parties	—	1	—	—	1
Net proceeds from settlement of derivative instruments	—	24	—	—	24

Net cash provided by (used in) investing activities	(2)	10	(6)	—	2

FINANCING ACTIVITIES
Principal repayments	—	(1)	—	—	(1)
Short-term borrowings, net
— third parties	—	113	—	—	113
— related parties	7	5	(12)	—	—
Dividends
— common shareholders	—	(38)	(14)	52	—
Proceeds from the exercise of employee stock options	27	—	—	—	27
Windfall tax benefit on share-based compensation	1	—	—	—	1

Net cash provided by (used in) financing activities	35	79	(26)	52	140

Net increase in cash and cash equivalents	3	34	18	—	55
Cash and cash equivalents — beginning of period	3	37	33	—	73

Cash and cash equivalents — end of period	$6	$71	$51	$—	$128

Novelis Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOVELIS INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
(In millions)

	Year Ended December 31, 2006 — Predecessor
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$104	$(9)	$87	$(166)	$16

INVESTING ACTIVITIES
Capital expenditures	(8)	(72)	(36)	—	(116)
Disposal of business, net	(7)	—	—	—	(7)
Proceeds from sales of assets	—	38	—	—	38
Changes to investment in and advances to non-consolidated affiliates	—	3	—	—	3
Proceeds from (advances on) loans receivable, net — related parties	48	(60)	(28)	77	37
Premiums paid to purchase derivative instruments	—	(4)	—	—	(4)
Net proceeds from settlement of derivative instruments	(34)	283	(7)	—	242

Net cash provided by (used in) investing activities	(1)	188	(71)	77	193

FINANCING ACTIVITIES
Proceeds from issuance of debt
— third parties	—	—	41	—	41
— related parties	—	1,300	460	(1,760)	—
Principal repayments
— third parties	(83)	(147)	(123)	—	(353)
— related parties	—	(1,247)	(397)	1,644	—
Short-term borrowings, net
— third parties	—	103	—	—	103
Dividends
— preference shares	—	(12)	—	12	—
— common shareholders	(15)	(175)	(18)	193	(15)
— noncontrolling interests	—	—	(15)	—	(15)
Net receipts from Alcan	5	—	—	—	5
Debt issuance costs	(11)	—	—	—	(11)
Proceeds from the exercise of stock options	2	—	—	—	2

Net cash used in financing activities	(102)	(178)	(52)	89	(243)

Net increase (decrease) in cash and cash equivalents	1	1	(36)	—	(34)
Effect of exchange rate changes on cash balances held in foreign currencies	—	2	5	—	7
Cash and cash equivalents — beginning of period	2	34	64	—	100

Cash and cash equivalents — end of period	$3	$37	$33	$—	$73

Novelis Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(In millions)

	Six Months
	Ended
	September 30,
	2009	2008

Net sales	$4,141	$6,062

Cost of goods sold (exclusive of depreciation and amortization shown below)	3,261	5,622
Selling, general and administrative expenses	161	173
Depreciation and amortization	192	223
Research and development expenses	17	22
Interest expense and amortization of debt issuance costs	87	91
Interest income	(6)	(10)
(Gain) loss on change in fair value of derivative instruments, net	(152)	120
Restructuring charges, net	6	(1)
Equity in net (income) loss of non-consolidated affiliates	20	—
Other (income) expenses, net	(19)	33

	3,567	6,273

Income (loss) before income taxes	574	(211)
Income tax provision (benefit)	199	(133)

Net income (loss)	375	(78)
Net income attributable to noncontrolling interests	37	2

Net income (loss) attributable to our common shareholder	$338	$(80)

See accompanying notes to the condensed consolidated financial statements.

Novelis Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
(In millions, except number of shares)

	September 30,	March 31,
	2009	2009

ASSETS
Current assets
Cash and cash equivalents	$246	$248
Accounts receivable (net of allowances of $4 and $2 as of September 30, 2009 and March 31, 2009, respectively)
— third parties	1,206	1,049
— related parties	13	25
Inventories	929	793
Prepaid expenses and other current assets	50	51
Fair value of derivative instruments	171	119
Deferred income tax assets	37	216

Total current assets	2,652	2,501
Property, plant and equipment, net	2,769	2,799
Goodwill	611	582
Intangible assets, net	786	787
Investment in and advances to non-consolidated affiliates	764	719
Fair value of derivative instruments, net of current portion	48	72
Deferred income tax assets	5	4
Other long-term assets
— third parties	95	80
— related parties	24	23

Total assets	$7,754	$7,567

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	$49	$51
Short-term borrowings	177	264
Accounts payable
— third parties	881	725
— related parties	55	48
Fair value of derivative instruments	145	640
Accrued expenses and other current liabilities	428	516
Deferred income tax liabilities	12	—

Total current liabilities	1,747	2,244
Long-term debt, net of current portion
— third parties	2,596	2,417
— related parties	—	91
Deferred income tax liabilities	518	469
Accrued postretirement benefits	528	495
Other long-term liabilities	354	342

Total liabilities	5,743	6,058

Commitments and contingencies
Shareholder’s equity
Common stock, no par value; unlimited number of shares authorized; 77,459,658 shares issued and outstanding as of September 30, 2009 and March 31, 2009	—	—
Additional paid-in capital	3,497	3,497
Accumulated deficit	(1,592)	(1,930)
Accumulated other comprehensive loss	(22)	(148)

Total Novelis shareholder’s equity	1,883	1,419
Noncontrolling interests	128	90

Total equity	2,011	1,509

Total liabilities and shareholder’s equity	$7,754	$7,567

See accompanying notes to the condensed consolidated financial statements.

Novelis Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(In millions)

	Six Months Ended
	September 30,
	2009	2008

OPERATING ACTIVITIES
Net income (loss)	$375	$(78)
Adjustments to determine net cash provided by (used in) operating activities:
Depreciation and amortization	192	223
(Gain) loss on change in fair value of derivative instruments, net	(152)	120
Deferred income taxes	196	(183)
Write-off and amortization of fair value adjustments, net	(98)	(124)
Equity in net (income) loss of non-consolidated affiliates	20	—
Foreign exchange remeasurement of debt	(15)	17
Gain on reversal of accrued legal claim	—	(26)
Other, net	5	3
Changes in assets and liabilities:
Accounts receivable	(97)	(183)
Inventories	(84)	(71)
Accounts payable	109	(24)
Other current assets	4	(25)
Other current liabilities	(4)	(74)
Other noncurrent assets	(14)	9
Other noncurrent liabilities	27	26

Net cash provided by (used in) operating activities	464	(390)

INVESTING ACTIVITIES
Capital expenditures	(46)	(70)
Proceeds from sales of assets	4	2
Changes to investment in and advances to non-consolidated affiliates	2	13
Proceeds from related party loans receivable, net	14	13
Net proceeds (outflow) from settlement of derivative instruments	(416)	94

Net cash provided by (used in) investing activities	(442)	52

FINANCING ACTIVITIES
Proceeds from issuance of debt, third parties	177	—
Proceeds from issuance of debt, related parties	3	—
Principal payments, third parties	(16)	(7)
Principal payments, related parties	(94)	—
Short-term borrowings, net	(96)	263
Dividends, noncontrolling interest	(13)	(5)

Net cash provided by (used in) financing activities	(39)	251

Net decrease in cash and cash equivalents	(17)	(87)
Effect of exchange rate changes on cash balances held in foreign currencies	15	(20)
Cash and cash equivalents — beginning of period	248	326

Cash and cash equivalents — end of period	$246	$219

See accompanying notes to the condensed consolidated financial statements.

Novelis Inc.

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY (unaudited)
(In millions, except number of shares)

	Novelis Inc. Shareholder
					Accumulated
				Retained	Other
			Additional	Earnings	Comprehensive	Non-
	Common Stock		Paid-in	(Accumulated	Income (Loss)	controlling	Total
	Shares	Amount	Capital	Deficit)	(AOCI)	Interests	Equity

Balance as of March 31, 2009	77,459,658	$—	$3,497	$(1,930)	$(148)	$90	$1,509
Net income attributable to our common shareholder	—	—	—	338	—	—	338
Net income attributable to noncontrolling interests	—	—	—	—	—	37	37
Currency translation adjustment, net of tax provision of $6 included in AOCI	—	—	—	—	124	14	138
Change in fair value of effective portion of hedges, net of tax benefit of $2 included in AOCI	—	—	—	—	(2)	—	(2)
Postretirement benefit plans:
Change in pension and other benefits, net of tax provision of $2 included in AOCI	—	—	—	—	4	—	4
Noncontrolling interests’ cash dividends	—	—	—	—	—	(13)	(13)

Balance as of September 30, 2009	77,459,658	$—	$3,497	$(1,592)	$(22)	$128	$2,011

See accompanying notes to the condensed consolidated financial statements.

Novelis Inc.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
(In millions)

	Six Months Ended			Six Months Ended
	September 30, 2009			September 30, 2008
	Attributable to	Attributable to		Attributable to	Attributable to
	Our Common	Noncontrolling		Our Common	Noncontrolling
	Shareholder	Interests	Total	Shareholder	Interests	Total

Net income	$338	$37	$375	$(80)	$2	$(78)

Other comprehensive income (loss):
Currency translation adjustment	130	14	144	(63)	(23)	(86)
Change in fair value of effective portion of hedges, net	(4)	—	(4)	3	—	3
Postretirement benefit plans:
Change in pension and other benefits	6	—	6	2	—	2

Other comprehensive income (loss) before income tax effect	132	14	146	(58)	(23)	(81)
Income tax provision related to items of other comprehensive income (loss)	6	—	6	2	—	2

Other comprehensive income (loss), net of tax	126	14	140	(60)	(23)	(83)

Comprehensive income	$464	$51	$515	$(140)	$(21)	$(161)

See accompanying notes to the condensed consolidated financial statements.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.	BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

References herein to “Novelis,” the “Company,” “we,” “our,” or “us” refer to Novelis Inc. and its subsidiaries unless the context specifically indicates otherwise. References herein to “Hindalco” refer to Hindalco Industries Limited. In October 2007, the Rio Tinto Group purchased all the outstanding shares of Alcan, Inc. References herein to “Rio Tinto Alcan” refer to Rio Tinto Alcan Inc.

Description of Business and Basis of Presentation

Novelis Inc., formed in Canada on September 21, 2004, and its subsidiaries, is the world’s leading aluminum rolled products producer based on shipment volume. We produce aluminum sheet and light gauge products where the end-use destination of the products includes the beverage and food can, transportation, construction and industrial, and foil products markets. As of September 30, 2009, we had operations on four continents: North America; Europe; Asia and South America, through 31 operating plants, one research facility and several market-focused innovation centers in 11 countries. In addition to aluminum rolled products plants, our South American businesses include bauxite mining, primary aluminum smelting and power generation facilities that supply our rolling plants in Brazil.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and accompanying notes in our Annual Report on Form 10-K for the year ended March 31, 2009 filed with the United States Securities and Exchange Commission (SEC) on June 29, 2009, and updated on Form 8-K filed August 5, 2009 to reflect the revised presentation of noncontrolling interests. Management believes that all adjustments necessary for the fair presentation of results, consisting of normally recurring items, have been included in the unaudited condensed consolidated financial statements for the interim periods presented. Further, in connection with the preparation of the condensed consolidated financial statements, the Company evaluated subsequent events after the balance sheet date of September 30, 2009 through November 3, 2009, the date these financial statements were issued.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The principal areas of judgment relate to (1) the fair value of derivative financial instruments; (2) impairment of goodwill; (3) impairments of long lived assets, intangible assets and equity investments; (4) actuarial assumptions related to pension and other postretirement benefit plans; (5) income tax reserves and valuation allowances and (6) assessment of loss contingencies, including environmental and litigation reserves.

Acquisition of Novelis Common Stock

On May 15, 2007, the Company was acquired by Hindalco through its indirect wholly-owned subsidiary pursuant to a plan of arrangement (the Arrangement) at a price of $44.93 per share. The aggregate purchase price for all of the Company’s common shares was $3.4 billion and Hindalco also assumed $2.8 billion of Novelis’ debt for a total transaction value of $6.2 billion. Subsequent to completion of the Arrangement on May 15, 2007, all of our common shares were indirectly held by Hindalco.

Consolidation Policy

Our consolidated financial statements include the assets, liabilities, revenues and expenses of all wholly-owned subsidiaries, majority-owned subsidiaries over which we exercise control and entities in which we have a controlling financial interest or are deemed to be the primary beneficiary. We eliminate all significant intercompany accounts and transactions from our financial statements.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

In August 2009, we announced the formation of a joint venture entity, Evermore Recycling LLC (Evermore), to procure used beverage cans in North America. We own 55.8% of this limited liability corporation and have consolidated the results effective August 11, 2009. The results of Evermore were immaterial for the three and six months ended September 30, 2009.

Reclassifications and Adjustment

Certain reclassifications of prior period amounts and presentation have been made to conform to the presentation adopted for the current period.

During the second quarter of fiscal 2010, we identified an immaterial error in our consolidated annual and interim financial statements included in previously filed Forms 10-Q and Forms 10-K for fiscal 2008 and 2009. The error relates to deferred income taxes recorded in connection with purchase accounting in South America. We believe the correction of this error to be both quantitatively and qualitatively immaterial to our projected annual results for fiscal 2010 or to any of our previously issued financial statements. As a result, we did not adjust any prior period amounts. There was no impact to income (loss) before income taxes and noncontrolling interest share or cash flows from operating activities for any periods. We have reflected the correction of this error in the interim financial statements for the second quarter of 2010. As of and for the quarter ended September 30, 2009, the impact of the correction was an increase to goodwill of $29 million, an increase to deferred tax liabilities of $25 million and a reduction of our income tax expense of $4 million. Due to the fact that our South American subsidiaries are US dollar functional, the deferred tax liabilities fluctuate with changes in the exchange rate and are recorded as increases or decreases to income tax expense.

Recently Adopted Accounting Standards

The following accounting standards have been adopted by us during the six months ended September 30, 2009.

In June 2009, the Financial Accounting Standards Board (FASB) approved its Accounting Standards Codification (ASC) (Codification) as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification which changes the referencing of financial standards is effective for interim or annual periods ending after September 15, 2009. As the codification is not intended to change or alter existing US GAAP, this standard had no impact on the Company’s financial position or results of operations.

We adopted the authoritative guidance in ASC 855, Subsequent Events, (prior authoritative literature: FASB Statement No. 165, Subsequent Events) which establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This accounting standard requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This standard had no impact on our consolidated financial position, results of operations and cash flows.

We adopted the authoritative guidance in ASC 810, Consolidation, (prior authoritative literature: FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements) which establishes accounting and reporting standards that require: (i) the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the condensed consolidated balance sheet within shareholder’s equity, but separate from the parent’s equity; (ii) the amount of condensed consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the condensed consolidated statement of operations and (iii) changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently. We adopted this accounting standard effective April 1, 2009, and applied this standard prospectively, except for the presentation and disclosure requirements, which have been applied retrospectively.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

We adopted the authoritative guidance in ASC 350, Intangibles — Goodwill and Other, (prior authoritative literature: FASB Staff Position No. FAS 142-3, Determination of Useful Life of Intangible Assets) which amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The accounting standard also requires expanded disclosure related to the determination of intangible asset useful lives. This standard had no impact on our consolidated financial position, results of operations and cash flows.

We adopted the authoritative guidance in ASC 820, Fair Value Measurements and Disclosures, (prior authoritative literature: FASB Staff Position No. 107-1 and APB Opinion 28-1, Interim Disclosures about Fair Value of Financial Instruments; FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly) which requires disclosures about the fair value of financial instruments for interim reporting periods. This codification also provides additional guidance in determining fair value when the volume and level of activity for the asset or liability has significantly decreased. This standard had no impact on our consolidated financial position, results of operations and cash flows.

We adopted the authoritative guidance in ASC 320, Investments — Debt and Equity Securities, (prior authoritative literature: FASB Staff Position No. 115-2 and FASB Staff Position No. 124-2, Recognition of Other-than-Temporary-Impairments) which amends the other-than-temporary impairment guidance in GAAP for debt and equity securities. This standard had no impact on our consolidated financial position, results of operations and cash flows.

We adopted the authoritative guidance in ASC 805, Business Combinations, (prior authoritative literature: FASB Statement No. 141 (Revised), Business Combinations; FASB Staff Position No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies) (ASC 805) which establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard also requires acquirers to estimate the acquisition-date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. ASC 805 also clarifies the initial and subsequent recognition, subsequent accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This standard requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, if the acquisition-date fair value can be reasonably estimated. We will apply ASC 805 prospectively to business combinations occurring after March 31, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. This standard amends certain provisions of preexisting tax guidance such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this business combination guidance would also apply the provisions of this standard. This standard had no impact on our consolidated financial position, results of operations and cash flows.

We adopted the authoritative guidance in ASC 323, Investments — Equity Method and Joint Ventures, (prior authoritative literature: Emerging Issues Task Force Issue No. 08-06, Equity Method Investment Accounting Considerations) which addresses questions that have arisen about the application of the equity method of accounting for investments acquired after the effective date of newly issued business combination standards and non-controlling interest standards. This accounting standard clarifies how to account for certain transactions involving equity method investments, and is effective on a prospective basis. This standard had no impact on our consolidated financial position, results of operations and cash flows.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

Recently Issued Accounting Standards

The following new accounting standards have been issued, but have not yet been adopted by us as of September 30, 2009, as adoption is not required until future reporting periods.

In June 2009, the FASB issued statement No. 167, Amendments to FASB Interpretation No. 46(R) (FASB 167). FASB 167 has not been incorporated by the FASB into the Codification as the guidance is not yet effective and early adoption is prohibited. FASB 167 is intended (1) to address the effects on certain provisions of the accounting standard dealing with consolidation of variable interest entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) to clarify questions about the application of certain key provisions related to consolidation of variable interest entities, including those in which accounting and disclosures do not always provided timely and useful information about an enterprise’s involvement in a variable interest entity. FASB 167 will be effective for fiscal years ending after November 15, 2009. We do not anticipate this standard will have any impact on our consolidated financial position, results of operations and cash flows.

In December 2008, the FASB issued ASC 715, Compensation — Retirement Benefits, (prior authoritative literature: FASB issued FSP No. 132(R)-1, Employers’ Disclosures about Pensions and Other Postretirement Benefits) which requires that an employer disclose the following information about the fair value of plan assets: (1) how investment allocation decisions are made, including the factors that are pertinent to understanding of investment policies and strategies; (2) the major categories of plan assets; (3) the inputs and valuation techniques used to measure the fair value of plan assets; (4) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and (5) significant concentrations of risk within plan assets. This pronouncement will be effective for fiscal years ending after December 15, 2009, with early application permitted. At initial adoption, application of this standard would not be required for earlier periods that are presented for comparative purposes. This standard will have no impact on our consolidated financial position, results of operations and cash flows.

We have determined that all other recently issued accounting standards will not have a material impact on our consolidated financial position, results of operations or cash flows, or do not apply to our operations.

2.	RESTRUCTURING PROGRAMS

There were no new restructuring actions initiated during fiscal 2010. Restructuring charges of $6 million on the condensed consolidated statement of operations for the six months ended September 30, 2009, consisted of the following: (1) $3 million in costs related to our Rogerstone facility, (2) $1 million in additional severance costs related to our Rugles facility and (3) $2 million in other items at other European facilities.

The following table summarizes our restructuring accrual activity by region (in millions).

		North		South		Restructuring
	Europe	America	Asia	America	Corporate	Reserves

Balance as of March 31, 2009	$61	$16	$—	$2	$1	$80
Provisions (recoveries), net	3	—	—	—	—	3
Cash payments	(33)	(6)	—	(2)	(1)	(42)
Impact of exchange rate changes	7	—	—	1	—	8

Balance as of September 30, 2009	$38	$10	$—	$1	$—	$49

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

Europe

Restructuring charges in the table above includes $1 million in additional severance costs at our Rugles facility, $1 million of environmental costs at our Borgo Franco plant and $1 million of other costs related primarily to the Rogerstone plant closure and the exit of certain activities at our Rugles and Ohle plants.

We made the following payments relating to preexisting restructuring programs in Europe: $24 million in severance payments, $7 million in payments for environmental remediation and $2 million of other payments related primarily to contract terminations.

At our Rogerstone facility, we also incurred a $2 million charge related to the write down of parts and supplies and approximately $1 million of on-going maintenance expense related to the shut-down. The $2 million write down is not included in the table above as it was reflected as a reduction to the appropriate balance sheet accounts. We expect to incur approximately $1 million in additional maintenance expenses at our Rogerstone facility through the end of fiscal 2010.

North America

We made $6 million in severance payments related to the voluntary and involuntary separation programs initiated in the third quarter of fiscal 2009.

South America

We made $1 million in severance payments and $1 million in payments related to other exit costs.

3.	INVENTORIES

Inventories consist of the following (in millions).

	September 30,	March 31,
	2009	2009

Finished goods	$226	$215
Work in process	375	296
Raw materials	242	207
Supplies	91	79

	934	797
Allowances	(5)	(4)

Inventories	$929	$793

4.	CONSOLIDATION OF VARIABLE INTEREST ENTITIES

We have a variable interest in Logan Aluminum, Inc. (Logan). Based upon a previous restructuring program, Novelis acquired the right to use the excess capacity at Logan. To utilize this capacity, we installed and have sole ownership of a cold mill at the Logan facility which enabled us to have the ability to take the majority share of production and costs. These facts qualify Novelis as Logan’s primary beneficiary and this entity is consolidated for all periods presented. All significant intercompany transactions and balances have been eliminated.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

The following table summarizes the carrying value and classification of assets and liabilities owned by the Logan joint venture and consolidated on our condensed consolidated balance sheets (in millions). There are significant other assets used in the operations of Logan that are not part of the joint venture.

	September 30,	March 31,
	2009	2009

Current assets	$70	$64
Total assets	$132	$124
Current liabilities	$(40)	$(35)
Total liabilities	$(142)	$(135)
Net carrying value	$(10)	$(11)

5.	INVESTMENT IN AND ADVANCES TO NON-CONSOLIDATED AFFILIATES AND RELATED PARTY TRANSACTIONS

The following table summarizes the condensed results of operations of our equity method affiliates (on a 100% basis, in millions) on a historical basis of accounting. These results do not include the incremental depreciation and amortization expense that we record in our equity method accounting, which arises as a result of the amortization of fair value adjustments we made to our investments in non-consolidated affiliates due to the Arrangement.

	Six Months Ended
	September 30,
	2009	2008

Net sales	$241	$324
Costs, expenses and provisions for taxes on income	247	288

Net income (loss)	$(6)	$36

The table below summarizes our incremental depreciation and amortization expense on our equity method investments due to the Arrangement.

	Six Months Ended
	September 30,
	2009	2008

Incremental depreciation and amortization expense	$24	$27
Tax benefit	(7)	(9)

Incremental depreciation and amortization expense, net	$17	$18

Included in the accompanying condensed consolidated financial statements are transactions and balances arising from business we conduct with these non-consolidated affiliates, which we classify as related party transactions and balances. We earned less than $1 million of interest income on a loan due from Aluminium

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

Norf GmbH during each of the periods presented in the table below. The following table describes the nature and amounts of significant transactions that we had with these non-consolidated affiliates (in millions).

	Six Months Ended
	September 30,
	2009	2008

Purchases of tolling services and electricity
Aluminium Norf GmbH(A)	$120	$147
Consorcio Candonga(B)	1	13

Total purchases from related parties	$121	$160

(A)	We purchase tolling services from Aluminium Norf GmbH.

(B)	We obtain electricity from Consorcio Candonga for our operations in South America.

The following table describes the period-end account balances that we have with these non-consolidated affiliates, shown as related party balances in the accompanying condensed consolidated balance sheets (in millions). We have no other material related party balances with these non-consolidated affiliates.

	September 30,	March 31,
	2009	2009

Accounts receivable(A)	$13	$25
Other long-term receivables(A)	$24	$23
Accounts payable(B)	$55	$48

(A)	The balances represent current and non-current portions of a loan due from Aluminium Norf GmbH.

(B)	We purchase tolling services from Aluminium Norf GmbH and electricity from Consorcio Candonga.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

6.	DEBT

Debt consists of the following (in millions).

	September 30, 2009					March 31, 2009
				Unamortized			Unamortized
	Interest			Fair Value	Carrying		Fair Value	Carrying
	Rates(A)		Principal	Adjustments(B)	Value	Principal	Adjustments(B)	Value

Third party debt:
Short term borrowings	2.09%		$177	$—	$177	$264	$—	$264
Novelis Inc.
11.5% Senior Notes, due February 2015	11.50%		185	(4)	181	—	—	—
7.25% Senior Notes, due February 2015	7.25%		1,124	44	1,168	1,124	47	1,171
Floating rate Term Loan Facility, due July 2014	2.25	%(C)	293	—	293	295	—	295
Novelis Corporation
Floating rate Term Loan Facility, due July 2014	2.27	%(C)	864	(50)	814	867	(54)	813
Novelis Switzerland S.A.
Capital lease obligation, due December 2019 (Swiss francs (CHF) 50 million)	7.50%		47	(3)	44	45	(3)	42
Capital lease obligation, due August 2011 (CHF 2 million)	2.49%		2	—	2	2	—	2
Novelis Korea Limited
Bank loan, due October 2010	3.00	%(C)	100	—	100	100	—	100
Bank loan, due February 2010 (Korean won (KRW) 50 billion)	3.81%		42	—	42	37	—	37
Bank loan, due May 2009 (KRW 10 billion)	7.47%		—	—	—	7	—	7
Other
Other debt, due December 2011 through December 2012	1.00%		1	—	1	1	—	1

Total debt — third parties			2,835	(13)	2,822	2,742	(10)	2,732
Less: Short term borrowings			(177)	—	(177)	(264)	—	(264)
Current portion of long term debt			(58)	9	(49)	(59)	8	(51)

Long-term debt, net of current portion — third parties:			$2,600	$(4)	$2,596	$2,419	$(2)	$2,417

Related party debt
Novelis Inc.
Unsecured credit facility — related party, due January 2015	13.00%		$—	$—	$—	$91	$—	$91

(A)	Interest rates are as of September 30, 2009 and exclude the effects of accretion/amortization of fair value adjustments as a result of the Arrangement and the debt exchange completed in the fourth quarter of fiscal 2009.

(B)	Debt existing at the time of the Arrangement was recorded at fair value. Additional floating rate Term Loan with a face value of $220 million issued in March 2009 was recorded at a fair value of $165 million. Additional 11.5% Senior Note with a face value of $185 million issued in August 2009 was recorded at fair value of $181 million (see 11.5% Senior Notes below).

(C)	Excludes the effect of related interest rate swaps and the effect of accretion of fair value.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

Principal repayment requirements for our total debt over the next five years and thereafter (excluding unamortized fair value adjustments and using rates of exchange as of September 30, 2009 for our debt denominated in foreign currencies) are as follows (in millions).

As of September 30, 2009	Amount

Within one year	$58
2 years	116
3 years	16
4 years	16
5 years	1,114
Thereafter	1,338

Total	$2,658

11.5% Senior Notes

On August 11, 2009, Novelis Inc. issued $185 million aggregate principal face amount of 11.5% senior unsecured notes at an effective rate of 12.0% (11.5% Senior Notes). The 11.5% Senior Notes were issued at a discount resulting in gross proceeds of $181 million. The net proceeds of this offering were used to repay a portion of the ABL Facility and $96 million outstanding under the unsecured credit facility from an affiliate of the Aditya Birla Group.

The 11.5% Senior Notes rank equally with all of our existing and future unsecured senior indebtedness, and are guaranteed, jointly and severally, on a senior unsecured basis, by the following:

•	all of our existing and future Canadian and U.S. restricted subsidiaries,

•	certain of our existing foreign restricted subsidiaries and

•	our other restricted subsidiaries that guarantee debt in the future under any credit facilities, provided that the borrower of such debt is our company or a Canadian or a U.S. subsidiary.

The 11.5% Senior Notes contain certain covenants and events of default, including limitations on certain restricted payments, the incurrence of additional indebtedness and the sale of certain assets. As of September 30, 2009, we are compliant with these covenants. Interest on the 11.5% Senior Notes is payable on February 15 and August 15 of each year, commencing on February 15, 2010. The notes will mature on February 15, 2015.

Senior Secured Credit Facilities

Our senior secured credit facilities consist of (1) a $1.16 billion seven year term loan facility maturing July 2014 (Term Loan facility) and (2) an $800 million five-year multi-currency asset-backed revolving credit line and letter of credit facility (ABL Facility). The senior secured credit facilities include certain affirmative and negative covenants. Under the ABL Facility, if our excess availability, as defined under the borrowing, is less than $80 million, we are required to maintain a minimum fixed charge coverage ratio of 1 to 1. As of September 30, 2009, our fixed charge coverage ratio is less than 1 to 1, resulting in a reduction of availability under the ABL Facility of $80 million. Substantially all of our assets are pledged as collateral under the senior secured credit facilities.

Short-Term Borrowings and Lines of Credit

As of September 30, 2009, our short-term borrowings were $177 million consisting of (1) $166 million of short-term loans under the ABL Facility, (2) a $4 million short-term loan in Italy and (3) $7 million in bank

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

overdrafts. As of September 30, 2009, $31 million of the ABL Facility was utilized for letters of credit and we had $400 million in remaining availability under the ABL Facility before covenant related restrictions. The weighted average interest rate on our total short-term borrowings was 2.09% and 2.75% as of September 30, 2009 and March 31, 2009, respectively.

As of September 30, 2009, we had an additional $122 million outstanding under letters of credit in Korea not included in the ABL Facility.

Interest Rate Swaps

As of September 30, 2009, we have interest rate swaps to fix the variable LIBOR interest rate on $920 million of our floating rate Term Loan facility. We are still obligated to pay any applicable margin, as defined in our senior secured credit facilities. Interest rate swaps related to $400 million at an effective weighted average interest rate of 4.0% expire March 31, 2010. In January 2009, we entered into two interest rate swaps to fix the variable LIBOR interest rate on an additional $300 million of our floating Term Loan facility at a rate of 1.49%, plus any applicable margin. These interest rate swaps are effective from March 31, 2009 through March 31, 2011. In April 2009, we entered into an additional $220 million interest rate swap at a rate of 1.97%, which is effective through April 30, 2012.

We have a cross-currency interest rate swap in Korea to convert our $100 million variable rate bank loan to KRW 92 billion at a fixed rate of 5.44%. The swap expires October 2010, concurrent with the maturity of the loan.

As of September 30, 2009 approximately 84% of our debt was fixed rate and approximately 16% was variable rate.

7.	SHARE-BASED COMPENSATION

Total compensation expense related to share-based awards for the respective periods is presented in the table below (in millions). These amounts are included in Selling, general and administrative expenses in our condensed consolidated statements of operations.

	Six Months Ended
	September 30,
	2009	2008

Novelis Long-Tem Incentive Plan 2009	$1	$—
Novelis Long-Tem Incentive Plan 2010	1	—

Total compensation expense	$2	$—

Novelis Long-Term Incentive Plan

In June 2009, our board of directors authorized the Novelis Long-Term Incentive Plan FY 2010 — FY 2013 (2010 LTIP) covering the performance period from April 1, 2009 through March 31, 2013. The terms of the 2010 LTIP are the same as the Novelis Long-Term Incentive Plan FY 2009 — FY 2012 (2009 LTIP) approved in June 2008. Under the 2010 LTIP, phantom stock appreciation rights (SARs) are to be granted to certain of our executive officers and key employees. The SARs will vest at the rate of 25% per year, subject to performance criteria (see below) and expire seven years from their grant date. Each SAR is to be settled in cash based on the difference between the market value of one Hindalco share on the date of grant and the market value on the date of exercise, where market values are denominated in Indian rupees and converted to the participant’s payroll currency at the time of exercise. The amount of cash paid is limited to (i) 2.5 times the target payout if exercised within one year of vesting or (ii) 3 times the target payout if exercised after one

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

year of vesting. The SARs do not transfer any shareholder rights in Hindalco to a participant. The SARs are classified as liability awards and are remeasured at fair value each reporting period until the SARs are settled.

The performance criterion for vesting is based on the actual overall Novelis operating earnings before interest, taxes, depreciation and amortization, as adjusted (adjusted Operating EBITDA) compared to the target adjusted Operating EBITDA established and approved each fiscal year. The minimum threshold for vesting each year is 75% of each annual target adjusted Operating EBITDA, at which point 75% of the SARs for that period would vest, with an equal pro rata amount of SARs vesting through 100% achievement of the target. Given that the performance criterion is based on an earnings target in a future period for each fiscal year, the grant date of the awards for accounting purposes is generally not established until the performance criterion has been defined. Accordingly, each of the four tranches associated with the 2010 LTIP and 2009 LTIP is deemed granted when the earnings target is determined.

The tables below show the SARs activity under our 2010 LTIP and 2009 LTIP.

			Weighted	Weighted Average	Aggregate
			Average	Remaining	Intrinsic
	Number of		Exercise Price	Contractual Term	Value (USD
2010 LTIP	SARs		(in Indian Rupees)	(In years)	in millions)

SARs outstanding as of March 31, 2009	—		—	—	(B	)
Granted	13,459,711	(A)	85.79
Exercised	—		—		—
Forfeited/Cancelled	—		—
Expired	—		—

SARs outstanding as of September 30, 2009	13,459,711		85.79	6.74	$12

			Weighted	Weighted Average	Aggregate
			Average	Remaining	Intrinsic
	Number of		Exercise Price	Contractual Term	Value (USD
2009 LTIP	SARs		(in Indian Rupees)	(In years)	in millions)

SARs outstanding as of March 31, 2009	20,606,906	(A)	60.05	6.22	(B	)
Granted	—		—
Exercised	—		—
Forfeited/Cancelled	(9,041,795)		—
Expired	—		—

SARs outstanding as of September 30, 2009	11,565,111		60.05	5.72	$17

(A)	Represents total SARs approved by the Board of Directors for grant. As noted above, due to the performance criterion based on a future earnings target, the amount deemed granted for accounting purposes is limited to the individual tranches subject to an established earnings target, which includes the current and prior fiscal years.

(B)	The aggregate intrinsic value is zero as the market value of a share of Hindalco stock was less than the SAR exercise price.

The fair value of each SAR is based on the difference between the fair value of a long call and a short call option. The fair value of each of these call options was determined using the Black-Scholes valuation method. We used historical stock price volatility data of Hindalco on the Bombay Stock Exchange to

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

determine expected volatility assumptions. The fair value of each SAR under the 2010 LTIP and 2009 LTIP was estimated as of September 30, 2009 using the following assumptions:

	2010 LTIP	2009 LTIP

Expected volatility	49.9 — 56.4%	54.0 — 57.1%
Weighted average volatility	53.0%	55.9%
Dividend yield	1.05%	1.05%
Risk-free interest rate	6.8 — 7.1%	6.61 — 6.93%
Expected life	3.7 — 5.2 years	3.2 — 4.2 years

The fair value of the SARs is being recognized over the requisite performance and service period of each tranche, subject to the achievement of any performance criterion. Since the performance criteria for fiscal years 2011 through 2013 have not yet been established and therefore, measurement periods for SARs relating to those periods have not yet commenced, no compensation expense for those tranches has been recorded for the nine months ended September 30, 2009. No SARs were exercisable at September 30, 2009.

Unrecognized compensation expense related to the non-vested SARs (assuming all future performance criteria are met) is $14 million which is expected to be realized over a weighted average period of 4.16 years.

8.	POSTRETIREMENT BENEFIT PLANS

Our pension obligations relate to funded defined benefit pension plans in the U.S., Canada, Switzerland and the U.K., unfunded pension plans in Germany, and unfunded lump sum indemnities in France, South Korea, Malaysia and Italy. Our other postretirement obligations (Other Benefits, as shown in certain tables below) include unfunded healthcare and life insurance benefits provided to retired employees in Canada, the U.S. and Brazil.

Components of net periodic benefit cost for all of our significant postretirement benefit plans are shown in the tables below (in millions).

	Pension Benefit Plans
	Six Months Ended
	September 30,
	2009	2008

Service cost	$16	$21
Interest cost	28	30
Expected return on assets	(20)	(26)
Amortization — (gains) losses	6	(1)
Curtailment/settlement losses	—	1

Net periodic benefit cost	$30	$25

	Other Benefits
	Six Months Ended
	September 30,
	2009	2008

Service cost	$3	$3
Interest cost	6	5
Amortization — (gains) losses	—	1
Curtailment/settlement losses	—	(2)

Net periodic benefit cost	$9	$7

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

The expected long-term rate of return on plan assets is 6.7% in fiscal 2010.

Employer Contributions to Plans

For pension plans, our policy is to fund an amount required to provide for contractual benefits attributed to service to date, and amortize unfunded actuarial liabilities typically over periods of 15 years or less. We also participate in savings plans in Canada and the U.S., as well as defined contribution pension plans in the U.S., U.K., Canada, Germany, Italy, Switzerland, Malaysia and Brazil. We contributed the following amounts to all plans, including the Rio Tinto Alcan plans, that cover our employees (in millions).

	Six Months Ended
	September 30,
	2009	2008

Funded pension plans	$12	$11
Unfunded pension plans	8	8
Savings and defined contribution pension plans	7	9

Total contributions	$27	$28

During the remainder of fiscal 2010, we expect to contribute an additional $33 million to our funded pension plans, $6 million to our unfunded pension plans and $9 million to our savings and defined contribution plans.

9.	CURRENCY (GAINS) LOSSES

The following currency (gains) losses are included in the accompanying condensed consolidated statements of operations (in millions).

	Six Months Ended
	September 30,
	2009	2008

Net (gain) loss on change in fair value of currency derivative instruments(A)	$(51)	$(39)
Net (gain) loss on remeasurement of monetary assets and liabilities(B)	(7)	56

	$(58)	$17

(A)	Included in (Gain) loss on change in fair value of derivative instruments, net.

(B)	Included in Other (income) expenses, net.

The following currency gains (losses) are included in Accumulated other comprehensive income (loss), net of tax. (in millions).

	Six Months Ended	Year Ended
	September 30, 2009	March 31,2009

Cumulative currency translation adjustment — beginning of period	$(78)	$85
Effect of changes in exchange rates	138	(163)

Cumulative currency translation adjustment — end of period	$60	$(78)

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

10.	FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS

The fair values of our financial instruments and commodity contracts as of September 30, 2009 and March 31, 2009 are as follows (in millions):

	September 30, 2009
	Assets		Liabilities		Net Fair Value
	Current	Noncurrent	Current	Noncurrent(A)	Assets/(Liabilities)

Derivatives designated as hedging instruments:
Currency exchange contracts	$—	$—	$(1)	$(27)	$(28)
Interest rate swaps	—	1	(13)	—	(12)
Electricity swap	—	—	(6)	(15)	(21)

Total derivatives designated as hedging instruments	—	1	(20)	(42)	(61)

Derivatives not designated as hedging instruments:
Aluminum contracts	130	19	(84)	(3)	62
Currency exchange contracts	40	27	(37)	(7)	23
Energy contracts	1	1	(4)	—	(2)

Total derivatives not designated as hedging instruments	171	47	(125)	(10)	83

Total derivative fair value	$171	$48	$(145)	$(52)	$22

	March 31, 2009
	Assets		Liabilities		Net Fair Value
	Current	Noncurrent	Current	Noncurrent(A)	Assets/(Liabilities)

Derivatives designated as hedging instruments:
Currency exchange contracts	$—	$—	$—	$(11)	$(11)
Interest rate swaps	—	—	(13)	—	(13)
Electricity swap	—	—	(6)	(12)	(18)

Total derivatives designated as hedging instruments	—	—	(19)	(23)	(42)

Derivatives not designated as hedging instruments:
Aluminum contracts	99	41	(532)	(13)	(405)
Currency exchange contracts	20	31	(77)	(12)	(38)
Energy contracts	—	—	(12)	—	(12)

Total derivatives not designated as hedging instruments	119	72	(621)	(25)	(455)

Total derivative fair value	$119	$72	$(640)	$(48)	$(497)

(A)	The noncurrent portions of derivative liabilities are included in Other long-term liabilities in the accompanying condensed consolidated balance sheets.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

Net Investment Hedges

We use cross-currency swaps to manage our exposure to fluctuating exchange rates arising from our loans to and investments in our European operations. We had cross-currency swaps of Euro 135 million as of September 30, 2009 and March 31, 2009, designated as net investment hedges. The effective portion of the change in fair value of the derivative is included in Other comprehensive income (loss) (OCI), as a part of Currency translation adjustments. The ineffective portion of gain or loss on derivatives is included in (Gain) loss on change in fair value of derivative instruments, net.

For our currency exchange contracts designated as net investment hedges, we recognized a $5 million loss and a $21 million loss in OCI for the three months and six months ended September 30, 2009, respectively. We recognized gains of $81 and $120 million in OCI for the three and six months ended September 30, 2008, respectively.

Cash Flow Hedges

We own an interest in an electricity swap which we have designated as a cash flow hedge of our exposure to fluctuating electricity prices. The effective portion of gain or loss on the derivative is included in OCI and reclassified when settled into (Gain) loss on change in fair value of derivatives, net in our accompanying condensed consolidated statements of operations. As of September 30, 2009, the outstanding portion of this swap includes 1.8 million megawatt hours through 2017.

We use interest rate swaps to manage our exposure to changes in the benchmark LIBOR interest rate arising from our variable-rate debt. We have designated these as cash flow hedges. The effective portion of gain or loss on the derivative is included in OCI and reclassified when settled into Interest expense and amortization of debt issuance costs in our accompanying condensed consolidated statements of operations. We had $910 million and $690 million of outstanding interest rate swaps designated as cash flow hedges as of September 30, 2009 and March 31, 2009, respectively.

For all derivatives designated as cash flow hedges, gains or losses representing hedge ineffectiveness are recognized in (Gain) loss on change in fair value of derivative instruments, net in our current period earnings. If at any time during the life of a cash flow hedge relationship we determine that the relationship is no longer effective, the derivative will no longer be designated as a cash flow hedge. This could occur if the underlying hedged exposure is determined to no longer be probable, or if our ongoing assessment of hedge effectiveness determines that the hedge relationship no longer meets the measures we have established at the inception of the hedge. Gains or losses recognized to date in AOCI would be immediately reclassified into current period earnings, as would any subsequent changes in the fair value of any such derivative.

During the next twelve months we expect to realize $23 million in effective net losses from our cash flow hedges. The maximum period over which we have hedged our exposure to cash flow variability is through 2017.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

The following table summarizes the impact on AOCI and earnings of derivative instruments designated as cash flow hedges (in millions).

Amount of Gain or (Loss)
			Amount of Gain or (Loss)		Recognized in Income on
	Amount of Gain or (Loss)		Reclassified from Accumulated		Derivative (Ineffective Portion
	Recognized in OCI on Derivative		OCI into Income		and Amount Excluded from
	(Effective Portion)		(Effective Portion)		Effectiveness Testing)
	Six Months	Six Months	Six Months	Six Months	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008	2009	2008

Electricity swap	$(3)	$—	$2	$8	$2	$—
Interest rate swaps	$1	$11	$—	$—	$—	$—

Derivative Instruments Not Designated as Hedges

While each of these derivatives is intended to be effective in helping us manage risk, they have not been designated as hedging instruments. The change in fair value of these derivative instruments is included in (Gain) loss on change in fair value of derivative instruments, net in the accompanying condensed consolidated statement of operations.

We use aluminum forward contracts and options to hedge our exposure to changes in the London Metal Exchange (LME) price of aluminum. These exposures arise from firm commitments to sell aluminum in future periods at fixed or capped prices, the forecasted output of our smelter operations in South America and the forecasted metal price lag associated with firm commitments to sell aluminum in future periods at prices based on the LME. In addition, transactions with certain customers meet the definition of a derivative under US GAAP and are recognized as assets or liabilities at fair value on the accompanying condensed consolidated balance sheets. As of September 30, 2009 and March 31, 2009, we had 225 kilotonnes (kt) and 294 kt, respectively, of outstanding aluminum contracts not designated as hedges.

We recognize a derivative position which arises from a contractual relationship with a customer that entitles us to pass-through the economic effect of trading positions that we take with other third parties on our customers’ behalf.

We use foreign exchange forward contracts and cross-currency swaps to manage our exposure to changes in exchange rates. These exposures arise from recorded assets and liabilities, firm commitments and forecasted cash flows denominated in currencies other than the functional currency of certain operations. As of September 30, 2009 and March 31, 2009, we had outstanding currency exchange contracts with a total notional amount of $1.5 billion and $1.4 billion, respectively, not designated as hedges.

We use interest rate swaps to manage our exposure to fluctuating interest rates associated with variable-rate debt. As of September 30, 2009 and March 31, 2009, we had $11 million and $10 million, respectively, of outstanding interest rate swaps that were not designated as hedges.

We use heating oil swaps and natural gas swaps to manage our exposure to fluctuating energy prices in North America. As of September 30, 2009 and March 31, 2009, we had 2.4 million gallons and 3.4 million gallons, respectively, of heating oil swaps and 4.3 million MMBTUs and 3.8 million MMBTUs, respectively, of natural gas that were not designated as hedges. One MMBTU is the equivalent of one decatherm, or one million British Thermal Units.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

The following table summarizes the gains (losses) recognized in earnings (in millions).

	Six Months Ended
	September 30,
	2009	2008

Derivative Instruments Not Designated as Hedges
Aluminum contracts	$97	$(159)
Currency exchange contracts	51	39
Energy contracts	—	(9)

Gain (loss) recognized	148	(129)
Derivative Instruments Designated as Cash Flow Hedges
Interest rate swaps	—	—
Electricity swap	4	9

Gain (loss) on change in fair value of derivative instruments, net	$152	$(120)

11.	FAIR VALUE MEASUREMENTS

We record certain assets and liabilities, primarily derivative instruments, on our balance sheet at fair value. We also disclose the fair values of certain financial instruments, including debt and loans receivable, that are not recorded at fair value. Our objective in measuring fair value is to estimate an exit price in an orderly transaction between market participants on the measurement date. We consider factors such as liquidity, bid/offer spreads and nonperformance risk, including our own nonperformance risk, in measuring fair value. We use observable market inputs wherever possible. To the extent that observable market inputs are not available, our fair value measurements will reflect the assumptions we used. We grade the level of the inputs and assumptions used according to a three-tier hierarchy:

Level 1 — Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that we have the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for which there is little or no market data, which require us to develop our own assumptions based on the best information available as what market participants would use in pricing the asset or liability.

The following assets and liabilities are measured and recognized at fair value on a recurring basis (in millions).

	September 30, 2009
	Fair Value Measurements Using
	Level 1(A)	Level 2(B)	Level 3(C)	Total

Assets — Derivative instruments	$—	$219	$—	$219
Liabilities — Derivative instruments	$—	$(166)	$(31)	$(197)

	March 31, 2009
	Fair Value Measurements Using
	Level 1(A)	Level 2(B)	Level 3(C)	Total

Assets — Derivative instruments	$—	$191	$—	$191
Liabilities — Derivative instruments	$—	$(644)	$(44)	$(688)

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

We measure the fair value of the majority of our derivative contracts using industry-standard models that use observable market inputs as their basis, such as time value, forward interest rates, volatility factors, and current (spot) and forward market prices for foreign exchange rates. We generally classify these instruments within Level 2 of the valuation hierarchy. Such derivatives include interest rate swaps, cross-currency swaps, foreign currency forward contracts and certain energy-related forward contracts, including natural gas and heating oil contracts.

We classify the following derivative instruments in Level 3 of the valuation hierarchy. We have a highly customized electricity contract in a geographic region for which no active market exists. We value this contract using the observable market prices of similar contracts for nearby regions. We adjust these prices to account for geographical differences and structural differences in the terms of the contract. We also classify as Level 3 certain foreign exchange forward contracts between the USD and the BRL, and the USD and the KRW, for which the remaining time to maturity on the forward contract extends beyond the terms of quoted market prices.

We incurred unrealized losses of $5 million related to Level 3 financial instruments that were still held as of September 30, 2009. These unrealized losses are included in (Gain) loss on change in fair value of derivative instruments, net.

The following table presents a reconciliation of fair value activity for Level 3 derivative contracts on a net basis (in millions).

Level 3
Derivative
Instruments(A)

Balance as of March 31, 2009	$(44)
Net realized/unrealized gains included in earnings(B)	15
Net realized/unrealized gains included in Other comprehensive income(C)	(9)
Net purchases, issuances and settlements	7
Net transfers in and/or (out) of Level 3	—

Balance as of September 30, 2009	$(31)

(A)	Represents derivative assets net of derivative liabilities.

(B)	Included in (Gain) loss on change in fair value of derivative instruments, net.

(C)	Included in Change in fair value of effective portion of hedges, net.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

Financial Instruments Not Recorded at Fair Value

The table below presents the estimated fair value of certain financial instruments that are not recorded at fair value on a recurring basis (in millions). The table excludes short-term financial assets and liabilities for which we believe carrying value approximates fair value. The fair value of our letters of credit is based on the availability under such credit agreements.

	September 30 ,2009		March 31, 2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Assets
Long-term receivables from related parties	$24	$22	$23	$21
Liabilities
Long-term debt
Novelis Inc.
11.50% Senior Notes, due February 2015	181	192	—	—
7.25% Senior Notes, due February 2015	1,168	981	1,171	454
Floating rate Term Loan facility, due July 2014	293	228	295	200
Unsecured credit facility — related party, due January 2015	—	—	91	93
Novelis Corporation
Floating rate Term Loan facility, due July 2014	814	668	813	584
Novelis Switzerland S.A.
Capital lease obligation, due December 2019 (CHF 50 million)	44	39	42	36
Capital lease obligation, due August 2011 (CHF 2 million)	2	1	2	2
Novelis Korea Limited
Bank loan, due October 2010	100	92	100	83
Bank loan, due February 2010 (KRW 50 billion)	42	41	37	33
Bank loan, due May 2009 (KRW 10 billion)	—	—	7	7
Other
Other debt, due December 2011 through December 2012	1	1	1	1
Financial commitments
Letters of credit	—	153	—	134

12.	OTHER (INCOME) EXPENSES, NET

Other (income) expenses, net is comprised of the following (in millions).

	Six Months Ended
	September 30,
	2009	2008

Exchange (gains) losses, net	$(7)	$56
(Gain) loss on reversal of accrued legal claim	—	(26)
Gain on disposal of property, plant and equipment, net	(1)	(2)
Gain on tax litigation settlement in Brazil	(6)	—
Other, net	(5)	5

Other (income) expenses, net	$(19)	$33

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

13.	INCOME TAXES

A reconciliation of the Canadian statutory tax rates to our effective tax rates is as follows (in millions, except percentages).

	Six Months Ended
	September 30,
	2009	2008

Pre-tax income before equity in net loss of non-consolidated affiliates and noncontrolling interests	$594	$(211)

Canadian statutory tax rate	30%	31%

Provision at the Canadian statutory rate	178	(65)
Increase (decrease) for taxes on income (loss) resulting from:
Exchange translation items	20	(13)
Exchange remeasurement of deferred income taxes	36	(21)
Change in valuation allowances	3	18
Expense (income) items not subject to tax	(4)	6
Enacted statutory tax rate changes	—	2
Tax rate differences on foreign earnings	(9)	(68)
Uncertain tax positions, net	(25)	1
Other — net	—	7

Provision	$199	$(133)

Effective tax rate	34%	63%

As of September 30, 2009, we had a net deferred tax liability of $488 million, including deferred tax assets of approximately $403 million for net operating loss and tax credit carryforwards. The carryforwards begin expiring in 2010 with some amounts being carried forward indefinitely. As of September 30, 2009, valuation allowances of $111 million had been recorded against net operating loss carryforwards and tax credit carryforwards, where it appeared more likely than not that such benefits will not be realized. Realization is dependent on generating sufficient taxable income prior to expiration of the tax attribute carryforwards. Although realization is not assured, management believes it is more likely than not that all the remaining net deferred tax assets will be realized. In the near term, the amount of deferred tax assets considered realizable could be reduced if we do not generate sufficient taxable income in certain jurisdictions.

During the six months ended September 30, 2009, the statute of limitations lapsed with respect to unrecognized tax benefits related to potential withholding taxes and cross-border intercompany pricing of services. As a result, we recognized a reduction in unrecognized tax benefits of $28 million, including a decrease in accrued interest of $5 million, recorded as a reduction to the income tax provision in the condensed consolidated statement of operations.

14.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Coca-Cola Lawsuit.  A lawsuit was commenced against Novelis Corporation on February 15, 2007 by Coca-Cola Bottler’s Sales and Services Company LLC (CCBSS) in Georgia state court. CCBSS is a consortium of Coca-Cola bottlers across the United States, including Coca-Cola Enterprises Inc. CCBSS alleges that Novelis Corporation breached a soft toll agreement between the parties relating to the supply of aluminum can stock, and seeks monetary damages in an amount to be determined at trial and a declaration of

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

its rights under the agreement. The agreement includes a “most favored nations” provision regarding certain pricing matters. CCBSS alleges that Novelis Corporation breached the terms of the “most favored nations” provision. The dispute will likely turn on the facts that are presented to the court by the parties and the court’s finding as to how certain provisions of the agreement ought to be interpreted. If CCBSS were to prevail in this litigation, the amount of damages would likely be material. However, we have concluded that a loss from the CCBSS litigation is not probable and therefore have not recorded an accrual. In addition, we do not believe that there is a reasonable possibility of a loss from the lawsuit based on information available at this time. Novelis Corporation has filed its answer and the parties are proceeding with discovery.

Environmental Matters

The following describes certain environmental matters relating to our business.

We are involved in proceedings under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or Superfund, or analogous state provisions regarding liability arising from the usage, storage, treatment or disposal of hazardous substances and wastes at a number of sites in the United States, as well as similar proceedings under the laws and regulations of the other jurisdictions in which we have operations, including Brazil and certain countries in the European Union. Many of these jurisdictions have laws that impose joint and several liability, without regard to fault or the legality of the original conduct, for the costs of environmental remediation, natural resource damages, third party claims, and other expenses. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

As described further in the following paragraph, we have established procedures for regularly evaluating environmental loss contingencies, including those arising from such environmental reviews and investigations and any other environmental remediation or compliance matters. We believe we have a reasonable basis for evaluating these environmental loss contingencies, and we believe we have made reasonable estimates of the costs that are likely to be borne by us for these environmental loss contingencies. Accordingly, we have established reserves based on our reasonable estimates for the currently anticipated costs associated with these environmental matters. We estimate that the undiscounted remaining clean-up costs related to all of our known environmental matters as of September 30, 2009 will be approximately $49 million. Of this amount, $31 million is included in Other long-term liabilities, with the remaining $18 million included in Accrued expenses and other current liabilities in our condensed consolidated balance sheet as of September 30, 2009. Management has reviewed the environmental matters, including those for which we assumed liability as a result of our spin-off from Rio Tinto Alcan. As a result of this review, management has determined that the currently anticipated costs associated with these environmental matters will not, individually or in the aggregate, materially impair our operations or materially adversely affect our financial condition, results of operations or liquidity.

With respect to environmental loss contingencies, we record a loss contingency whenever such contingency is probable and reasonably estimable. The evaluation model includes all asserted and unasserted claims that can be reasonably identified. Under this evaluation model, the liability and the related costs are quantified based upon the best available evidence regarding actual liability loss and cost estimates. Except for those loss contingencies where no estimate can reasonably be made, the evaluation model is fact-driven and attempts to estimate the full costs of each claim. Management reviews the status of, and estimated liability related to, pending claims and civil actions on a quarterly basis. The estimated costs in respect of such reported liabilities are not offset by amounts related to cost-sharing between parties, insurance, indemnification arrangements or contribution from other potentially responsible parties (PRPs) unless otherwise noted.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

Brazil Tax Matters

Primarily as a result of legal proceedings with Brazil’s Ministry of Treasury regarding certain taxes in South America, as of September 30, 2009 and March 31, 2009, we had cash deposits aggregating approximately $44 million and $30 million, respectively, in judicial depository accounts pending finalization of the related cases. The depository accounts are in the name of the Brazilian government and will be expended towards these legal proceedings or released to us, depending on the outcome of the legal cases. These deposits are included in Other long-term assets — third parties in our accompanying condensed consolidated balance sheets. In addition, we are involved in several disputes with Brazil’s Ministry of Treasury about various forms of manufacturing taxes and social security contributions, for which we have made no judicial deposits but for which we have established reserves ranging from $8 million to $121 million as of September 30, 2009. In total, these reserves approximate $142 million as of September 30, 2009 and are included in Other long-term liabilities in our accompanying condensed consolidated balance sheet.

On May 28, 2009, the Brazilian government passed a law allowing taxpayers to settle certain federal tax disputes with the Brazilian tax authorities, including disputes relating to a Brazilian national tax on manufactured products, through an installment program. Pursuant to the installment plan, companies can elect to (a) pay the principal amount of the disputed tax amounts over a near-term period (e.g., 1-60 monthly installments) and receive a 35-45% discount on the interest and 80-100% discount on the penalties owed, (b) pay the principal and interest over a medium-term period (e.g., 60-120 monthly installments) and receive a 30-35% discount on the interest and 70-80% discount on the penalties owed, or (c) pay the full amount of the disputed tax amounts, including interest and penalties, over a longer-term period (e.g., 120-180 monthly installments) and receive a 25-30% discount on the interest and 60-70% discount on the penalties owed. Novelis joined the installment plan and now has until November 30, 2009 to choose, in addition to IPI repayment terms, the tax disputes that it will elect to settle.

Guarantees of Indebtedness

We have issued guarantees on behalf of certain of our subsidiaries and non-consolidated affiliates, including certain of our wholly-owned subsidiaries and Aluminium Norf GmbH, which is a fifty percent (50%) owned joint venture that does not meet the requirements for consolidation.

In the case of our wholly-owned subsidiaries, the indebtedness guaranteed is for trade accounts payable to third parties. Some of the guarantees have annual terms while others have no expiration and have termination notice requirements. Neither we nor any of our subsidiaries or non-consolidated affiliates holds any assets of any third parties as collateral to offset the potential settlement of these guarantees.

Since we consolidate wholly-owned and majority-owned subsidiaries in our condensed consolidated financial statements, all liabilities associated with trade payables and short-term debt facilities for these entities are already included in our condensed consolidated balance sheets.

The following table discloses information about our obligations under guarantees of indebtedness of others as of September 30, 2009 (in millions). We did not have any obligations under guarantees of indebtedness related to our majority-owned subsidiaries as of September 30, 2009.

	Maximum	Liability
	Potential	Carrying
Type of Entity	Future Payment	Value

Wholly-owned subsidiaries	$43	$5
Aluminium Norf GmbH	$15	$—

We have no retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

15.	SEGMENT, MAJOR CUSTOMER AND MAJOR SUPPLIER INFORMATION

Segment Information

Due in part to the regional nature of supply and demand of aluminum rolled products and in order to best serve our customers, we manage our activities on the basis of geographical areas and are organized under four operating segments: North America, Europe, Asia and South America.

Adjustment to Eliminate Proportional Consolidation.  The financial information for our segments includes the results of our non-consolidated affiliates on a proportionately consolidated basis, which is consistent with the way we manage our business segments. However, under GAAP, these non-consolidated affiliates are accounted for using the equity method of accounting. Therefore, in order to reconcile the financial information for the segments shown in the tables below to the relevant GAAP-based measures, we must remove our proportional share of each line item that we included in the segment amounts. See Note 5 — Investment in and Advances to Non-Consolidated Affiliates and Related Party Transactions for further information about these non-consolidated affiliates.

We measure the profitability and financial performance of our operating segments based on Segment income. Segment income provides a measure of our underlying segment results that is in line with our portfolio approach to risk management. We define Segment income as earnings before (a) depreciation and amortization; (b) interest expense and amortization of debt issuance costs; (c) interest income; (d) unrealized gains (losses) on change in fair value of derivative instruments, net; (e) impairment of goodwill; (f) impairment charges on long-lived assets (other than goodwill); (g) gain on extinguishment of debt; (h) noncontrolling interests’ share; (i) adjustments to reconcile our proportional share of Segment income from non-consolidated affiliates to income as determined on the equity method of accounting; (k) restructuring charges, net; (k) gains or losses on disposals of property, plant and equipment and businesses, net; (l) other costs, net; (m) litigation settlement, net of insurance recoveries; (n) sale transaction fees; (o) provision or benefit for taxes on income (loss) and (p) cumulative effect of accounting change, net of tax.

The tables below show selected segment financial information (in millions).

Selected Segment Financial Information

						Adjustment to
						Eliminate
	North			South	Corporate	Proportional
Total Assets	America	Europe	Asia	America	and Other	Consolidation	Total

September 30, 2009	$2,714	$2,997	$881	$1,422	$39	$(308)	$7,745
March 31, 2009	$2,973	$2,750	$732	$1,296	$50	$(234)	$7,567

						Adjustment to
						Eliminate
Selected Operating Results	North			South	Corporate	Proportional
Six Months Ended September 30, 2009	America	Europe	Asia	America	and Other	Consolidation	Total

Net sales	$1,589	$1,400	$708	$456	$—	$(12)	$4,141
Depreciation and amortization	80	94	23	33	2	(40)	192
Capital expenditures	13	22	5	12	—	(6)	46

						Adjustment to
						Eliminate
Selected Operating Results	North			South	Corporate	Proportional
Six Months Ended September 30, 2008	America	Europe	Asia	America	and Other	Consolidation	Total

Net sales	$2,194	$2,315	$968	$595	$—	$(10)	$6,062
Depreciation and amortization	83	117	28	36	1	(42)	223
Capital expenditures	17	36	11	15	1	(10)	70

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

The following table shows the reconciliation from income from reportable segments to Net income attributable to our common shareholder (in millions).

	Six Months Ended
	September 30,
	2009	2008

North America	$132	$44
Europe	93	173
Asia	86	28
South America	47	95
Corporate and other(A)	(34)	(33)
Depreciation and amortization	(192)	(223)
Interest expense and amortization of debt issuance costs	(87)	(91)
Interest income	6	10
Unrealized gains (losses) on change in fair value of derivative instruments, net(B)	553	(201)
Adjustment to eliminate proportional consolidation	(33)	(36)
Restructuring recoveries (charges), net	(6)	1
Other costs, net	9	22

Income (loss) before income taxes	574	(211)
Income tax provision (benefit)	199	(133)

Net income (loss)	375	(78)
Net income attributable to noncontrolling interests	37	2

Net income (loss) attributable to our common shareholder	$338	$(80)

(A)	Corporate and other includes functions that are managed directly from our corporate office, which focuses on strategy development and oversees governance, policy, legal compliance, human resources and finance matters. These expenses have not been allocated to the regions. It also includes realized gains (losses) on corporate derivative instruments.

(B)	Unrealized gains (losses) on change in fair value of derivative instruments, net represents the portion of gains (losses) that were not settled in cash during the period. Total realized and unrealized gains (losses) are shown in the table below and are included in the aggregate each period in (Gain) loss on change in fair value of derivative instruments, net on our condensed consolidated statements of operations.

Gain (loss) on change in fair value of derivative instruments, net is as follows (in millions):

	Six Months Ended
	September 30,
	2009	2008

Realized gains (losses) included in segment income	$(402)	$81
Realized gains (losses) on corporate derivative instruments	1	—
Unrealized gains (losses)	553	(201)

Gains (losses) on change in fair value of derivative instruments, net	$152	$(120)

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

Information about Major Customers and Primary Supplier

The table below shows our net sales to Rexam Plc (Rexam) and Anheuser-Busch Companies (Anheuser-Busch), our two largest customers, as a percentage of total Net sales.

	Six Months Ended
	September 30,
	2009	2008

Rexam	18%	16%
Anheuser-Busch	11%	7%

Rio Tinto Alcan is our primary supplier of metal inputs, including prime and sheet ingot. The table shows our purchases from Rio Tinto Alcan as a percentage of our total combined primary metal purchases.

	Six Months Ended
	September 30,
	2009	2008

Purchases from Rio Tinto Alcan as a percentage of total	41%	35%

16.	SUPPLEMENTAL INFORMATION

Accumulated other comprehensive income (loss) consists of the following (in millions).

	September 30,	March 31,
	2009	2009

Currency translation adjustment	$62	$(62)
Fair value of effective portion of hedges	(21)	(19)
Pension and other benefits	(63)	(67)

Accumulated other comprehensive income (loss)	$(22)	$(148)

Supplemental cash flow information (in millions):

	Six Months Ended
	September 30,
	2009	2008

Interest paid	$78	$82
Income taxes paid	$13	$67

17.	SUPPLEMENTAL GUARANTOR INFORMATION

In connection with the issuance of our 7.25% Senior Notes and the old notes, certain of our wholly-owned subsidiaries, which are 100% owned within the meaning of Rule 3-10(h)(1) of Regulation S-X, provided guarantees. These guarantees are full and unconditional as well as joint and several. The guarantor subsidiaries (the Guarantors) are comprised of the majority of our businesses in Canada, the U.S., the U.K., Brazil, Portugal, Luxembourg and Switzerland, as well as certain businesses in Germany. Certain Guarantors may be subject to restrictions on their ability to distribute earnings to Novelis Inc. (the Parent). The remaining subsidiaries (the Non-Guarantors) of the Parent are not guarantors of the 7.25% Senior Notes or the old notes.

The following information presents condensed consolidating statements of operations, balance sheets and statements of cash flows of the Parent, the Guarantors, and the Non-Guarantors. Investments include investment in and advances to non-consolidated affiliates as well as investments in net assets of divisions included in the Parent, and have been presented using the equity method of accounting.

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

NOVELIS INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
(In millions)

	Six Months Ended September 30, 2009
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Net sales	$386	$3,277	$1,157	$(679)	$4,141

Cost of goods sold (exclusive of depreciation and amortization shown below)	349	2,622	969	(679)	3,261
Selling, general and administrative expenses	19	115	27	—	161
Depreciation and amortization	2	145	45	—	192
Research and development expenses	11	5	1	—	17
Interest expense and amortization of debt issuance costs	55	59	5	(32)	87
Interest income	(32)	(5)	(1)	32	(6)
(Gain) loss on change in fair value of derivative instruments, net	(3)	(132)	(17)	—	(152)
Restructuring charges, net	—	4	2	—	6
Equity in net (income) loss of non-consolidated affiliates	(305)	20	—	305	20
Other (income) expenses, net	(15)	24	(28)	—	(19)

	81	2,857	1,003	(374)	3,567

Income (loss) before income taxes	305	420	154	(305)	574
Income tax provision (benefit)	(33)	204	28	—	199

Net income (loss)	338	216	126	(305)	375
Net income (loss) attributable to noncontrolling interests	—	—	37	—	37

Net income (loss) attributable to our common shareholder	$338	$216	$89	$(305)	$338

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

	Six Months Ended September 30, 2008
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Net sales	$784	$5,064	$1,603	$(1,389)	$6,062

Cost of goods sold (exclusive of depreciation and amortization shown below)	771	4,741	1,499	(1,389)	5,622
Selling, general and administrative expenses	6	124	43	—	173
Depreciation and amortization	12	166	45	—	223
Research and development expenses	15	6	1	—	22
Interest expense and amortization of debt issuance costs	57	71	15	(52)	91
Interest income	(43)	(11)	(8)	52	(10)
(Gain) loss on change in fair value of derivative instruments, net	3	133	(16)	—	120
Restructuring charges, net	(1)	—	—	—	(1)
Equity in net (income) loss of non-consolidated affiliates	50	—	—	(50)	—
Other (income) expenses, net	(8)	(7)	48	—	33

	862	5,223	1,627	(1,439)	6,273

Income (loss) before income taxes	(78)	(159)	(24)	50	(211)
Income tax provision (benefit)	2	(131)	(4)	—	(133)

Net income (loss)	(80)	(28)	(20)	50	(78)
Net income (loss) attributable to noncontrolling interests	—	—	2	—	2

Net income (loss) attributable to our common shareholder	$(80)	$(28)	$(22)	$50	$(80)

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

NOVELIS INC.

CONDENSED CONSOLIDATING BALANCE SHEET
(In millions)

	As of September 30, 2009
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Current assets
Cash and cash equivalents	$11	$157	$78	$—	$246
Accounts receivable, net of allowances
— third parties	25	843	338	—	1,206
— related parties	666	202	36	(891)	13
Inventories	45	608	276	—	929
Prepaid expenses and other current assets	4	29	17	—	50
Fair value of derivative instruments	4	168	15	(16)	171
Deferred income tax assets	—	30	7	—	37

Total current assets	755	2,037	767	(907)	2,652
Property, plant and equipment, net	144	2,097	528	—	2,769
Goodwill	—	600	11	—	611
Intangible assets, net	—	778	8	—	786
Investments in and advances to non-consolidated affiliates	1,993	763	1	(1,993)	764
Fair value of derivative instruments, net of current portion	1	24	25	(2)	48
Deferred income tax assets	—	4	1	—	5
Other long-term assets	1,047	213	79	(1,220)	119

Total assets	$3,940	$6,516	$1,420	$(4,122)	$7,754

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	$3	$4	$42	$—	$49
Short-term borrowings
— third parties	50	116	11	—	177
— related parties	8	474	19	(501)	—
Accounts payable
— third parties	56	479	346	—	881
— related parties	59	275	109	(388)	55
Fair value of derivative instruments	9	113	39	(16)	145
Accrued expenses and other current liabilities	40	304	86	(2)	428
Deferred income tax liabilities	—	12	—	—	12

Total current liabilities	225	1,777	652	(907)	1,747
Long-term debt, net of current portion
— third parties	1,640	855	101	—	2,596
— related parties	122	994	104	(1,220)	—
Deferred income tax liabilities	—	506	12	—	518
Accrued postretirement benefits	30	370	128	—	528
Other long-term liabilities	40	311	5	(2)	354

Total liabilities	2,057	4,813	1,002	(2,129)	5,743

Commitments and contingencies
Shareholder’s equity
Common stock	—	—	—	—	—
Additional paid-in capital	3,497	—	—	—	3,497
Retained earnings/(accumulated deficit)/owner’s net investment	(1,592)	1,730	392	(2,122)	(1,592)
Accumulated other comprehensive income (loss)	(22)	(27)	(102)	129	(22)

Total Novelis shareholder’s equity	1,883	1,703	290	(1,993)	1,883

Noncontrolling interests	—	—	128	—	128

Total liabilities and shareholder’s equity	$3,940	$6,516	$1,420	$(4,122)	$7,754

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

NOVELIS INC.

CONDENSED CONSOLIDATING BALANCE SHEET
(In millions)

	As of March 31, 2009
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Current assets
Cash and cash equivalents	$3	$175	$70	$—	$248
Accounts receivable, net of allowances
— third parties	21	761	267	—	1,049
— related parties	411	183	32	(601)	25
Inventories	31	523	239	—	793
Prepaid expenses and other current assets	4	31	16	—	51
Fair value of derivative instruments	—	145	7	(33)	119
Deferred income tax assets	—	192	24	—	216

Total current assets	470	2,010	655	(634)	2,501
Property, plant and equipment, net	162	2,146	491	—	2,799
Goodwill	—	570	12	—	582
Intangible assets, net	—	787	—	—	787
Investments in and advances to non-consolidated affiliates	1,647	719	—	(1,647)	719
Fair value of derivative instruments, net of current portion	—	46	28	(2)	72
Deferred income tax assets	1	3	—	—	4
Other long-term assets	1,028	207	96	(1,228)	103

Total assets	$3,308	$6,488	$1,282	$(3,511)	$7,567

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	$3	$4	$44	$—	$51
Short-term borrowings
— third parties	—	231	33	—	264
— related parties	7	330	22	(359)	—
Accounts payable
— third parties	33	458	234	—	725
— related parties	41	157	90	(240)	48
Fair value of derivative instruments	7	540	126	(33)	640
Accrued expenses and other current liabilities	34	395	90	(3)	516
Deferred income tax liabilities	—	—	—	—	—

Total current liabilities	125	2,115	639	(635)	2,244
Long-term debt, net of current portion
— third parties	1,464	852	101	—	2,417
— related parties	223	976	120	(1,228)	91
Deferred income tax liabilities	—	459	10	—	469
Accrued postretirement benefits	27	346	122	—	495
Other long-term liabilities	50	288	5	(1)	342

Total liabilities	1,889	5,036	997	(1,864)	6,058

Commitments and contingencies
Shareholder’s equity
Common stock	—	—	—	—	—
Additional paid-in capital	3,497	—	—	—	3,497
Retained earnings/(accumulated deficit)/owner’s net investment	(1,930)	1,533	325	(1,858)	(1,930)
Accumulated other comprehensive income (loss)	(148)	(81)	(130)	211	(148)

Total Novelis shareholder’s equity	1,419	1,452	195	(1,647)	1,419

Noncontrolling interests	—	—	90	—	90

Total liabilities and shareholder’s equity	$3,308	$6,488	$1,282	$(3,511)	$7,567

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

NOVELIS INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
(In millions)

	Six Months Ended September 30, 2009
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$37	$353	$152	$(78)	$464

INVESTING ACTIVITIES
Capital expenditures	(1)	(34)	(11)	—	(46)
Proceeds from sales of property, plant and equipment	—	—	4	—	4
Changes to investment in and advances to non-consolidated affiliates	—	2	—	—	2
Proceeds from loans receivable, net — related parties	—	14	—	—	14
Net proceeds from settlement of derivative instruments	(2)	(332)	(82)	—	(416)

Net cash provided by (used in) investing activities	(3)	(350)	(89)	—	(442)

FINANCING ACTIVITIES
Proceeds from issuance of debt — third party	177	—	—	—	177
Proceeds from issuance of debt — related party	3	—	—	—	3
Principal payments
— third parties	(1)	(6)	(9)	—	(16)
— related parties	(256)	(41)	(13)	216	(94)
Short-term borrowings, net
— third parties	50	(121)	(25)	—	(96)
— related parties	1	142	(5)	(138)	—
Dividends — noncontrolling interests	—	—	(13)	—	(13)

Net cash provided by (used in) financing activities	(26)	(26)	(65)	78	(39)

Net increase (decrease) in cash and cash equivalents	8	(23)	(2)	—	(17)
Effect of exchange rate changes on cash balances held in foreign currencies	—	5	10	—	15
Cash and cash equivalents — beginning of period	3	175	70	—	248

Cash and cash equivalents — end of period	$11	$157	$78	$—	$246

Novelis Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) — (Continued)

NOVELIS INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
(In millions)

	Six Months Ended September 30, 2008
			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$15	$(272)	$(24)	$(109)	$(390)

INVESTING ACTIVITIES
Capital expenditures	(3)	(50)	(17)	—	(70)
Proceeds from sales of property, plant and equipment	—	1	1	—	2
Changes to investment in and advances to non-consolidated affiliates	—	13	—	—	13
Proceeds from loans receivable, net — related parties	—	13	—	—	13
Net proceeds from settlement of derivative instruments	—	66	28	—	94

Net cash provided by (used in) investing activities	(3)	43	12	—	52

FINANCING ACTIVITIES
Principal payments
— third parties	(1)	(5)	(1)	—	(7)
— related parties	—	(89)	(140)	229	—
Short-term borrowings, net
— third parties	—	279	(16)	—	263
— related parties	6	(10)	124	(120)	—
Dividends — noncontrolling interests	—	—	(5)	—	(5)

Net cash provided by (used in) financing activities	5	175	(38)	109	251

Net increase (decrease) in cash and cash equivalents	17	(54)	(50)	—	(87)
Effect of exchange rate changes on cash balances held in foreign currencies	—	(6)	(14)	—	(20)
Cash and cash equivalents — beginning of period	12	177	137	—	326

Cash and cash equivalents — end of period	$29	$117	$73	$—	$219